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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-207874

PROSPECTUS

6,473,371 Shares

Virtu Financial, Inc.

Class A Common Stock

           Virtu Financial, Inc. is offering 397,534 shares of Class A common stock to be sold in the offering and we will use all of the net proceeds to repurchase an equivalent number of non-voting common interest units of Virtu Financial LLC and corresponding shares of our Class C common stock from one of our equityholders. The selling stockholders identified in this prospectus are offering an additional 6,075,837 shares of Class A common stock to be sold in the offering. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

           Our shares of Class A common stock are listed on The NASDAQ Stock Market LLC ("NASDAQ") under the symbol "VIRT." On November 12, 2015, the closing price for our shares of Class A common stock on NASDAQ was $22.15 per share of Class A common stock.

           We have four classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock have one vote per share. The Class B common stock and the Class D common stock have 10 votes per share. TJMT Holdings LLC, an affiliate of Mr. Vincent Viola, our Founder and Executive Chairman, and certain trusts for the benefit of the Viola family and others hold all of our issued and outstanding Class D common stock and control more than a majority of the combined voting power of our common stock. As a result, the Viola family is able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

           We are a "controlled company" under the corporate governance rules for NASDAQ-listed companies, and therefore are permitted, and have elected, not to comply with certain NASDAQ corporate governance requirements. See "Management — Controlled Company."

           We are an "emerging growth company" under the federal securities laws. Investing in our Class A common stock involves risks. See "Risk Factors" on page 37 to read about factors you should consider before buying shares of our Class A common stock.

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$22.1500	$143,385,168
Underwriting discounts and commissions	$0.4984	$3,226,166
Proceeds, before expenses, to us(1)	$21.6516	$8,607,257
Proceeds, before expenses, to the selling stockholders	$21.6516	$131,551,744

(1)
See "Underwriting."

           The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on or about November 18, 2015.

Goldman, Sachs & Co.

Prospectus dated November 12, 2015.

          We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

 INDUSTRY AND MARKET DATA

          Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained in "Business" is based on studies, analyses and surveys prepared by the Bank for International Settlements, Bloomberg, BATS Global Markets, Inc., the Futures Industry Association, the Investment Industry Regulatory Organization of Canada and the World Federation of Exchanges. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

i

 TRADEMARKS

          This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

 PROSPECTUS SUMMARY

          This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the discussion under the heading "Risk Factors" and the consolidated financial statements and related notes thereto contained elsewhere in this prospectus. This prospectus includes forward looking-statements that involve risks and uncertainties. See "Forward-Looking Statements" for more information.

          Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our," "Virtu" and the "Company" refer to Virtu Financial, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions described under " — Corporate History and Organizational Structure" below. Also, unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions described below. "Virtu Financial" refers to Virtu Financial LLC, a Delaware limited liability company and a consolidated subsidiary of ours following the reorganization transactions.

Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities and other financial instruments, and we generate revenue by buying and selling securities and other financial instruments and earning small amounts of money on individual transactions based on the difference between what buyers are willing to pay and what sellers are willing to accept, which we refer to as "bid/ask spreads," across a large volume of transactions. We make markets by providing quotations to buyers and sellers in more than 11,000 securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for securities and other financial instruments and thereby providing to market participants an efficient means to transfer risk. Market participants benefit from the increased liquidity, lower overall trading costs and enhanced execution certainty that we provide. While in most cases we do not have customers in a traditional sense, we make markets for global banks, brokers and other intermediaries, in addition to retail and institutional investors, including corporations, individuals, hedge funds, mutual funds, pension funds and other investors, all of whom can access our liquidity on exchanges or venues in order to transfer risk in multiple securities and asset classes for their own accounts and/or on behalf of their customers. The following table illustrates our diversification and scale:

Asset Classes	Selected Venues in Which We Make Markets
North, Central and South America ("Americas") Equities	NYSE, NASDAQ, DirectEdge, NYSE Arca, NYSE MKT, BATS, IEX, TMX, ICE, CME, BM&F Bovespa, major private liquidity pools
Europe, Middle East and Africa ("EMEA") Equities

London Stock Exchange, Borsa Italiana, SIX Swiss Exchange, Euronext (Paris, Amsterdam, Brussels, Lisbon), XETRA, Bolsa de Madrid, EUREX, ICE Futures Europe, Turquoise Exchange, BATS Chi-x Europe, Johannesburg Stock Exchange

Asia and Pacific ("APAC") Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities (including energy, metals and other commodities)	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies (including futures contracts in FX)	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of any particular market and we do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. See "Business — Overview" for more information regarding our strategies. Our revenue generation is driven primarily by transaction volume across a broad range of securities and other financial instruments, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and other financial instruments. While we seek to eliminate the price risk of long or short positions, a significant percentage of our trades are not profitable. For example, for the 252 trading days of 2014, we averaged approximately 5.3 million trades per day globally across all asset classes, and we profitably exited 49% of our overall positions.

          We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

          For the six months ended June 30, 2015 and 2014, respectively:

  •
  our total revenues were approximately $403.5 million and $336.3 million,

  •
  our trading income, net, was approximately $383.7 million and $318.5 million,

  •
  our Adjusted Net Trading Income was approximately $254.3 million and $200.3 million,

  •
  our net income was approximately $85.0 million and $79.7 million, and

  •
  our Adjusted Net Income was approximately $143.7 million and $99.6 million.

          For the years ended December 31, 2014 and 2013, respectively:

  •
  our total revenues were approximately $723.1 million and $664.5 million,

  •
  our trading income, net, was approximately $685.2 million and $623.7 million,

  •
  our Adjusted Net Trading Income was approximately $435.0 million and $414.5 million,

  •
  our net income was approximately $190.1 million and $182.2 million, and

  •
  our Adjusted Net Income was approximately $226.5 million and $215.4 million.

          For the six months ended June 30, 2015, we earned approximately 22% of our Adjusted Net Trading Income from Americas equities (of which approximately 17% was attributable to U.S. equities and approximately 5% was attributable to Canadian and Latin American equities), 12% from EMEA equities, 8% from APAC equities, 25% from global commodities, 26% from global currencies and 6% from options, fixed income and other securities. For the year ended December 31, 2014, we earned approximately 26% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 6% was attributable to Canadian and Latin American equities), 12% from EMEA equities, 7% from APAC equities, 21% from global commodities, 25% from global currencies and 10% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see " — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the six months ended June 2015 and the year ended December 31, 2014, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 26% of our total Adjusted Net Trading Income.

          Technology and operational efficiency are at the core of our business, and our focus on market making technology is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

Industry and Market Overview

          A "market maker" or "liquidity provider" is commonly defined by stock exchanges, futures exchanges and regulatory authorities around the world as a person or entity who provides continuous, two-sided quotes at multiple price levels at or near the best bid or offer, taking market risk, through a variety of exchanges and markets, which are accessible broadly and continuously for immediate execution. Market makers, like us, serve a critical role in the functioning of all financial markets by providing bids and offers for securities and other financial instruments. Market makers enhance liquidity and execution certainty for all market participants, enabling buyers and sellers to efficiently transfer risk, and are compensated for this service by earning a small amount of money on the bid/ask spread on individual transactions. A market maker's success depends on it posting competitive prices and accurately and efficiently responding to relevant market data.

          Historically, market making activities occurred on the physical floor of exchanges, where human traders would execute buy and sell orders for securities. Over the last 20 years, however, the global trading markets have been characterized by the electronification of trading, development of new asset classes, volume growth and improving technology and speed of communication. The advent of electronic trading venues has changed the traditional trading process for many types of securities in the equity, bond and currency markets. The practice of physical, "open outcry" trading has largely been replaced by electronic trading platforms. This shift, and the resulting increase in automation and speed and reduction in trading costs, has led to significant growth in electronic trading volumes, as implied by growth in the aggregate notional value and number of trades on exchanges around the world.

          Market structures have become increasingly complex and diverse. Although in some geographies and asset classes trading continues to occur through a single exchange, many markets for many asset classes, such as U.S. and European equities, have become increasingly fragmented. While we believe this fragmentation and related competition have been beneficial to all market participants, leading to more compressed bid/ask spreads and creating deeper liquidity, they have also created greater complexity and have required electronic market makers to expand their infrastructure to connect with more venues. We believe this trend will enable larger firms with scalable infrastructure, like us, to capture more of these opportunities.

Our Competitive Strengths

          Critical Component of an Efficient Market Eco-System.    As a leading, low-cost market maker dedicated to providing improved efficiency and liquidity across multiple securities, asset classes and geographies, we aim to provide critical market functionality and robust price competition, leading to reduced trading costs and more efficient pricing in the securities and other financial instruments in which we provide liquidity. This contribution to the financial markets, and the scale and diversity of our market making activities, provides added liquidity and transparency, which we believe are necessary and valued components to the efficient functioning of market infrastructure and benefit all market participants. We support transparent and efficient, technologically advanced marketplaces and advocate for legislation and regulation that promotes fair and transparent access to markets.

          Cutting Edge, Proprietary Technology.    Technology is at the core of our business. Our team of software engineers develops all of our core software internally, and we utilize optimized infrastructure to integrate directly with the exchanges and other trading venues on which we provide liquidity. Wherever possible, we lease commercially available rack space that is co-located with, or in close proximity to, the exchanges and other venues where we provide liquidity. We do not pay any licensing or per-trade processing fees to any third parties, and the engineering cycles for enhancements or new technologies are entirely within our control. Our focus on technology and our ability to leverage our technology enables us to be one of the lowest cost providers of liquidity to the global electronic trading marketplace.

          Consistent, Diversified and Growing Revenue Base.    We generate revenues by making markets and earning small bid/ask spreads in more than 11,000 listed securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world. The reliability and scalability of our technology platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and enable us to diversify our Adjusted Net Trading Income through asset class and geographic expansion. As a result, during the six months ended June 30, 2015 and the year ended December 31, 2014, no single asset class or geography constituted more than 26% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

          Low Costs and Large Economies of Scale.    Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing member of the Depository Trust Company ("DTC"), we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain competitive pricing for trade processing functions and other costs that we do not internalize. Our significant volumes frequently place us in the lowest cost tiers of brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of June 30, 2015, we had only 148 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

          Real-Time Risk Management.    Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues or losses in excess of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact.

          Proven and Talented Management Team.    Our management team, with an average of approximately 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas A. Cifu, has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Our Chief Financial Officer, Joseph Molluso, has been with us since 2013 and previously was a Managing Director in the Investment Banking division at J.P. Morgan.

Our Key Growth Strategies

          Capitalize on secular growth in electronic trading of global listed securities markets and continue to increase market penetration.    We expect that global electronic trading volumes will continue to grow, driven by various factors, including technology, globalization, convergence of exchange and non-exchange markets and the evolving regulatory environment. According to the World Federation of Exchanges, the number of equity shares traded through an electronic order book grew at a compound annual rate of 15.8% since 2004, from approximately 3.5 billion shares in 2004 to approximately 15.1 billion shares in 2014. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 9.4% since 2004, from 8.9 billion contracts in 2004 to 21.9 billion contracts in 2014, and we believe that a significant portion of this growth has come from the electronification of trading. Our ability to offer competitive bid and offer quotes, facilitated by our proprietary, scalable technology platform and our low-cost structure, has enabled us to grow our business and add trading volume at little incremental cost. As a result, we expect to be well positioned to capitalize on future growth in the global electronic trading markets, particularly in certain asset classes in which we have lower Adjusted Net Trading Income or are not yet a participant.

          Provide increasing liquidity across a wider range of new securities and other financial instruments.    We believe that the full implementation of the European Markets Infrastructure Regulation and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in the U.S. will increase transparency, liquidity and efficiency in global trading markets and encourage the further development of trading opportunities in certain asset classes in which highly liquid electronic markets remain limited or nonexistent due to historical reliance on bilateral voice trading and other inefficient processes. The migration of these products to electronic markets will provide us with an opportunity to deploy our market making strategies in asset classes that are not accessible to us currently including, for example, interest rate swaps, interest rate swap futures, credit default swap ("CDS") index futures and over-the-counter ("OTC") energy swaps.

          Grow geographically.    We trade on over 225 unique exchanges, markets and liquidity pools around the world, located in 35 countries. We look to expand into new geographies when access is available to us and the applicable regulatory scheme permits us to deploy our strategy. Given the scalability of our platform, we believe we will be able to expand into new geographies and begin generating revenues quickly with little incremental cost. We intend to continue to expand our market making business into new geographic locations, including locations in the EMEA and APAC markets, where we began making markets in 2008 and 2010, respectively. We entered the Japanese, Australian and certain other Asian markets beginning in late 2011, and we expect those markets to be growth areas for us.

          Leverage our technology to offer additional technology services to market participants.    We believe that our order management, market data, order routing, processing, risk management and market surveillance technology modules offer a key value proposition to market participants and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. For example, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that financial institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other financial institutions as well. In 2014, we also entered into an order routing agreement with a registered broker-dealer in order to assist it in its execution of institutional order flow.

          Expand customized liquidity solutions.    We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our own trading platform called "VFX" and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of June 30, 2015. We intend to offer this same type of customized liquidity in other asset classes globally.

          Pursue strategic partnerships and acquisitions.    We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions described below created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh Holding B.V. ("Nyenburgh") in the third quarter of 2012, we became an OTC market maker in ETFs and from time to time provide two-sided liquidity to a significant number of counterparties throughout Europe.

Recent Developments

          On November 4, 2015, we announced our financial results for the three and nine months ended September 30, 2015.

Financial highlights

          For the three months ended September 30, 2015,

  •
  total revenues increased $42.6 million, or 24.6%, to $215.8 million, compared to $173.2 million in the same period in 2014,

  •
  trading income, net, increased $44.5 million, or 27.4%, to $206.8 million, compared to $162.3 million in the same period in 2014,

  •
  net income increased $28.1 million, or 67.9%, to $69.5 million, compared to $41.4 million in the same period in 2014, and

  •
  Basic EPS was $0.36 and Diluted EPS was $0.35.

          For the nine months ended September 30, 2015,

  •
  total revenues increased $109.8 million, or 21.6%, to $619.3 million, compared to $509.5 million in the same period in 2014,

  •
  trading income, net, increased $109.8 million, or 22.8%, to $590.6 million, compared to $480.8 million in the same period in 2014,

  •
  net income increased $33.4 million, or 27.6%, to $154.5 million, compared to $121.1 million in the same period in 2014, and

  •
  Basic EPS was $0.37 and Diluted EPS was $0.37.

          As of September 30, 2015, we had $161.5 million in cash and cash equivalents, and total long-term debt outstanding in an aggregate principal amount of $501.1 million. The increase in cash and cash equivalents compared to the same period in 2014 was primarily attributable to the net proceeds contributed to Virtu Financial as a result of our initial public offering.

Business performance

          For the three months ended September 30, 2015,

  •
  Adjusted Net Trading Income increased $35.4 million, or 34.3%, to $138.6 million, compared to $103.2 million for same period in 2014,

  •
  Adjusted Net Income increased $27.6 million, or 56.8%, to $76.2 million, compared to $48.6 million in the same period in 2014, and

  •
  Adjusted EBITDA increased $34.6 million, or 52.3%, to $100.7 million, compared to $66.1 million in the same period in 2014.

          For the nine months ended September 30, 2015,

  •
  Adjusted Net Trading Income increased $89.4 million, or 29.4%, to $392.9 million, compared to $303.5 million in the same period in 2014,

  •
  Adjusted Net Income increased $71.7 million, or 48.4%, to $219.9 million, compared to $148.2 million in the same period in 2014, and

  •
  Adjusted EBITDA increased $85.8 million, or 44.1%, to $280.4 million, compared to $194.6 million in the same period in 2014.

          Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the three and nine months ended September 30, 2015, no one category constituted more than 33.0% and 26.0%, respectively of our total Adjusted Net Trading Income and for the three months ended September 30, 2015, our Daily Adjusted Net Trading Income increased approximately $0.55 million, or 34.4%, to $2.17 million compared to $1.61 million the same period in 2014, and for the nine months ended September 30, 2015, it increased approximately $0.48 million, or 29.5%, to $2.09 million, compared to $1.61 million in the same period in 2014.

          The increase in Adjusted Net Trading Income for the three and nine months ended September 30, 2015 compared to the same period in 2014 was primarily driven by strong performances in Americas equities (which were 33.0% of Adjusted Net Trading Income for the three months ended September 30, 2015 due to high volatility in the U.S. markets), EMEA equities, APAC equities and Global Commodities, and reflected the overall increased volumes in most of the global markets we serve. These increases were partially offset by a decrease in Adjusted Net Trading Income from trading global currencies in the three months ended September 30, 2015 and from decreases in trading options, fixed income and other securities, in each case compared to the prior year period.

          Adjusted Net Trading Income, Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures. For a description of these measures and their limitations, see footnotes 8 and 9 in "—Summary Historical and Pro Forma Consolidated Financial and Other Data."

          The following tables show our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by category for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,
Adjusted Net Trading Income:	2015	% of Total	2014	% of Total	% Change
	(in thousands, except percentages)
Category
Americas Equities	$45,815	33.1%	$25,982	25.2%	76.3%
EMEA Equities	15,087	10.9%	12,324	11.9%	22.4%
APAC Equities	13,144	9.5%	7,032	6.8%	86.9%
Global Commodities	28,273	20.4%	18,457	17.9%	53.2%
Global Currencies	23,289	16.8%	25,211	24.4%	–7.6%
Options, Fixed Income and Other	10,988	7.9%	10,063	9.8%	9.2%
Unallocated(1)	2,020	1.4%	4,120	4.0%	NM

Total Adjusted Net Trading Income	$138,616	100.0%	$103,189	100.0%	34.3%

	Three Months Ended September 30,
Average Daily Adjusted Net Trading Income:	2015	% of Total	2014	% of Total	% Change
	(in thousands, except percentages)
Category
Americas Equities	$716	33.1%	406	25.2%	76.3%
EMEA Equities	236	10.9%	193	12.1%	22.4%
APAC Equities	205	9.5%	110	6.8%	86.9%
Global Commodities	442	20.4%	288	17.9%	53.2%
Global Currencies	364	16.8%	394	24.4%	–7.6%
Options, Fixed Income and Other	172	7.9%	157	9.7%	9.2%
Unallocated(1)	31	1.4%	64	3.9%	NM

Total Adjusted Net Trading Income	$2,166	100.0%	$1,612	100.0%	34.3%

	Nine Months Ended September 30,
Adjusted Net Trading Income:	2015	% of Total	2014	% of Total	% Change
	(in thousands, except percentages)
Category
Americas Equities	$102,278	26.0%	$78,122	25.7%	30.9%
EMEA Equities	46,013	11.7%	38,283	12.6%	20.2%
APAC Equities	33,875	8.6%	20,450	6.7%	65.6%
Global Commodities	90,514	23.0%	67,848	22.4%	33.4%
Global Currencies	90,147	22.9%	70,557	23.2%	27.8%
Options, Fixed Income and Other	24,911	6.3%	27,831	9.2%	–10.5%
Unallocated(1)	5,151	1.5%	425	0.2%	NM

Total Adjusted Net Trading Income	$392,889	100.0%	$303,516	100.0%	29.4%

	Nine Months Ended September 30,
	2015	% of Total	2014	% of Total	% Change
	(in thousands, except percentages)
Average Daily Adjusted Net Trading Income:
Category
Americas Equities	$544	26.0%	$416	25.7%	30.9%
EMEA Equities	245	11.7%	204	12.6%	20.2%
APAC Equities	180	8.6%	109	6.7%	65.6%
Global Commodities	481	23.0%	361	22.4%	33.4%
Global Currencies	480	22.9%	375	23.2%	27.8%
Options, Fixed Income and Other	133	6.3%	148	9.2%	–10.5%
Unallocated(1)	27	1.5%	1	0.2%	NM

Total Adjusted Net Trading Income	$2,090	100.0%	$1,614	100.0%	29.4%

(1)
Under our methodology for recording "trading income, net" in our condensed consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net. By contrast, when we calculate Adjusted Net Trading Income by category, we recognize revenues on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular daily Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

          The table below sets forth our unaudited consolidated results of operations in thousands of dollars for the three and nine months ended September 30, 2015 and 2014.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except share and per share data)
Revenues:
Trading income, net	$206,832	$162,260	$590,554	$480,799
Interest and dividends income	6,425	8,518	21,022	21,287
Technology services	2,545	2,456	7,733	7,419

Total revenues	215,802	173,234	619,309	509,505
Operating Expenses:
Brokerage, exchange and clearance fees, net	61,814	55,861	179,453	164,132
Communication and data processing	16,110	17,256	51,602	50,568
Employee compensation and payroll taxes	24,736	24,768	66,801	63,636
Interest and dividends expense	12,827	11,728	39,234	34,438
Operations and administrative	4,857	4,392	17,288	16,517
Depreciation and amortization	8,176	8,552	26,025	22,514
Amortization of purchased intangibles and
acquired capitalized software	53	53	159	159
Acquisition related retention bonus	—	152	—	2,639
Termination of office leases	—	—	2,729	849
Initial public offering fees and expenses	—	60	—	8,961
Charges related to share based compensation at IPO	1,107	—	45,301	—
Financing interest expense on senior secured credit facility	7,205	7,815	22,066	23,114

Total operating expenses	136,885	130,637	450,658	387,527

Income before income taxes and non-controlling interest	78,917	42,597	168,651	121,978
Provision for income taxes	9,378	1,179	14,103	829

Net income	$69,538	$41,418	$154,548	$121,149

Non-controlling interest	(57,233)		(141,768)

Net income available for common stockholders	$12,306		$12,780

Earnings per share:
Basic	$0.36		$0.37
Diluted	$0.35		$0.37
Weighted average common shares outstanding
Basic	34,305,052		34,305,052
Diluted	34,738,733		34,641,497
Comprehensive income:
Net income	$69,539	$41,418	$154,548	$121,149
Other comprehensive income (loss)
Foreign exchange translation adjustment, net of taxes	3,596	(3,520)	595	(3,683)

Comprehensive income	$73,135	$37,898	$155,143	$117,466

Less: Comprehensive income attributable to noncontrolling interests	(59,931)		(141,053)

Comprehensive income available for common stockholders	$13,204		$14,090

          The table below sets forth our unaudited consolidated statements of financial condition in thousands of dollars as of September 30, 2015:

September 30, 2015
(in thousands)
Assets
Cash and cash equivalents	$161,538
Securities borrowed	510,600
Receivables from broker-dealers and clearing organizations	560,716
Trading assets, at fair value	1,454,558
Property, equipment and capitalized software, net	42,442
Goodwill	715,379
Intangibles (net of accumulated amortization)	1,255
Deferred taxes	160,782
Other assets	34,676

Total assets	$3,641,946

Liabilities and equity
Liabilities
Short-term borrowings	$28,000
Securities loaned	741,728
Securities sold under agreements to repurchase	9,000
Payables to broker-dealers and clearing organizations	328,054
Trading liabilities, at fair value	1,198,881
Tax receivable agreement obligations	184,679
Accounts payable and accrued expenses and other liabilities	128,278
Senior secured credit facility, net	494,498
Total liabilities	3,113,118
Total equity	528,828

Total liabilities and equity	$3,641,946

          The following tables reconcile trading income, net to Adjusted Net Trading Income, Net income to Adjusted to Net income, net income to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except percentages)
Reconciliation of Trading income, net to Adjusted Net Trading Income
Trading income, net	$206,832	$162,260	$590,554	$480,799
Interest and dividends income	6,425	8,518	21,022	21,287
Brokerage, exchange and clearance fees, net	(61,814)	(55,861)	(179,453)	(164,132)
Interest and dividends expense	(12,827)	(11,728)	(39,234)	(34,438)

Adjusted Net Trading Income	$138,616	$103,189	$392,889	$303,516

Reconciliation of Net Income to Adjusted Net Income
Net income	$69,539	$41,418	$154,548	$121,149
Amortization of purchased intangibles and acquired capitalized software	53	53	159	159
Severance	342	2,742	645	3,136
Initial public offering fees and expenses	—	60	—	8,961
Termination of office leases	—	—	2,729	849
Equipment write-off	251	—	1,719	—
Acquisition related retention bonus	—	152	—	2,639
Share based compensation	3,254	4,170	11,907	11,299
Charges related to share based compensation at IPO, 2015 Management Incentive Plan	1,655	—	2,913	—
Charges related to share based compensation at IPO	1,107	—	45,301	—

Adjusted Net Income	$76,201	$48,595	$219,921	$148,192

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except percentages)
Reconciliation of Net Income to EBITDA and Adjusted EBITDA
Net income	$69,539	$41,418	$154,548	$121,149
Financing interest expense on senior secured credit facility	7,205	7,815	22,066	23,114
Depreciation and amortization	8,176	8,552	26,025	22,514
Amortization of purchased intangibles and acquired capitalized software	53	53	159	159
Provision for income taxes	9,378	1,179	14,103	829

EBITDA	$94,351	$59,017	$216,901	$167,765

Severance	342	2,742	645	3,136
Initial public offering fees and expenses	—	60	—	8,961
Termination of office leases	—	—	2,729	849
Acquisition related retention bonus	—	152	—	2,639
Share based compensation	3,254	4,170	11,907	11,299
Charges related to share based compensation at IPO, 2015 Management Incentive Plan	1,655	—	2,913	—
Charges related to share based compensation at IPO	1,107	—	45,301	—

Adjusted EBITDA	$100,709	$66,141	$280,396	$194,649

Selected Operating Margins
Operating Margin(1)	55%	47%	56%	49%
Adjusted EBITDA Margin(2)	73%	64%	71%	64%

(1)
Calculated by dividing Adjusted Net Income by Adjusted Net Trading Income.

(2)
Calculated by dividing Adjusted EBITDA by Adjusted Net Trading Income.

          The financial information set out above is subject to revision as we prepare our consolidated financial statements and other disclosures as of and for the three months and nine months ended September 30, 2015, including all disclosures required by GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months and nine months ended September 30, 2015, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months and nine months ended September 30, 2015 may differ from the above information. In addition, the financial and other data set forth above has been prepared by, and is the responsibility of, our management. The information and estimates have not been compiled or examined by our independent registered public accounting firm nor has our independent registered public accounting firm performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP or as a measure of performance. In addition, these results of operations for the three months and nine months ended September 30, 2015 are not necessarily indicative of the results to be achieved for any future period. See "Forward-Looking Statements." These results of operations should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

Risks Associated with Our Business

          While we have set forth our competitive strengths and our key growth strategies above, we face numerous risks and uncertainties in operating our business, which may negatively impact our competitive strengths, prevent us from implementing our key growth strategies or have a material adverse effect on our business, financial condition or results of operations. Below is a summary of certain risk factors associated with our business that you should consider in evaluating an investment in shares of our Class A common stock.

  •
  Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict. Decreases in market volumes and lower levels of volatility generally result in lower revenues from our market making activities, which could inhibit our plans to capitalize on growth in electronic trading, to provide liquidity across a wider range of new securities and other financial instruments and to grow geographically.

  •
  We are dependent upon our trading counterparties and clearing houses to perform their obligations to us. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  We may incur material trading losses from our market making activities despite our real-time risk management system.

  •
  We face competition in our market making activities and we may be unable to sustain what we believe are our existing business advantages or compete with new market participants with greater financial and other resources than us.

  •
  Regulatory and legal uncertainties could harm our business. These uncertainties could increase our costs and inhibit our plan to provide liquidity in new securities and other financial instruments as new regulations cause migration of certain products to electronic markets. The risk of unfavorable regulatory or legal changes may be enhanced by recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media.

  •
  We are subject to risks relating to litigation and potential securities law liability, which could increase our costs and negate any competitive advantage we have based on our low-cost structure.

  •
  We depend on our customized technology, and our future results may be negatively impacted if we cannot remain technologically competitive.

  •
  Our reliance on our computer systems and software could expose us to great financial harm if any of our computer systems or software were subject to any material disruption or corruption and could compromise any competitive advantage we have based on our proprietary technology.

  •
  We may experience risks associated with future growth or expansion of our operations or acquisitions or dispositions of businesses, and we may never realize the anticipated benefits of such activities. Although growing geographically and pursuing strategic partnerships and acquisitions are two of our key growth strategies, these activities may not be successful and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  We are dependent on the continued service of certain key executives, the loss or diminished performance of whom could negatively impact one of our competitive advantages and could have a material adverse effect on our business.

  •
  Our success depends, in part, on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, it could have a material adverse effect on our business.

          The above list is not exhaustive. See "Risk Factors" on page 28 for a more thorough discussion of these and other risks and uncertainties we face.

Corporate History and Organizational Structure

          We and our predecessors have been in the electronic trading and market making business for approximately 12 years. We conduct our business through Virtu Financial and its subsidiaries. On July 8, 2011, we completed our acquisition of Madison Tyler Holdings, LLC ("Madison Tyler Holdings"), which was co-founded in 2002 by Mr. Vincent Viola, our Founder and Executive Chairman. In connection with the acquisition, Virtu Financial paid approximately $536.5 million in cash and issued interests in Virtu Financial to the members of Madison Tyler Holdings and Virtu Financial Operating LLC ("Virtu East"). We refer to the acquisition of Madison Tyler Holdings and the related transactions as the "Madison Tyler Transactions." To finance the Madison Tyler Transactions, (i) an affiliate of Silver Lake Partners invested approximately $250.0 million in Virtu Financial, (ii) an affiliate of Mr. Viola invested approximately $19.6 million in Virtu Financial and (iii) Virtu Financial borrowed approximately $304.4 million, net of fees and expenses, under a term loan facility, which we refer to (as amended to date) as our "senior secured credit facility." The business that comprises Virtu Financial today is the result of the Madison Tyler Transactions, which combined Virtu East, our historical business, with Madison Tyler Holdings.

          On December 31, 2014, through a series of transactions, Temasek Holdings (Private) Limited, whom we refer to as "Temasek," acting through two indirect wholly owned subsidiaries, acquired (i) direct interests in Virtu Financial from affiliates of Silver Lake Partners, Virtu Financial and a member of management (other than Messrs. Viola and Cifu and their affiliates) and (ii) indirect interests in Virtu Financial by acquiring an interest in an affiliate of Silver Lake Partners. For more information, see "Organizational Structure — The Temasek Transaction."

The Reorganization Transactions

          Prior to the consummation of the reorganization transactions described below and our initial public offering, all of Virtu Financial's outstanding equity interests, including its Class A-1 interests, Class A-2 capital interests, Class A-2 profits interests and Class B interests, were owned by the following persons, whom we refer to collectively as the "Virtu Pre-IPO Members":

  •
  three affiliates of Mr. Viola, whom we refer to collectively as the "Founder Pre-IPO Members";

  •
  an affiliate of Silver Lake Partners, whom we refer to as the "Silver Lake Pre-IPO Member";

  •
  an affiliate of Temasek, whom we refer to as the "Temasek Pre-IPO Member";

  •
  an affiliate of Silver Lake Partners and Temasek, whom we refer to as the "SLT Pre-IPO Member" and whom we refer to collectively with the Silver Lake Pre-IPO Member and the Temasek Pre-IPO Member as the "Investor Pre-IPO Members";

  •
  two entities, both of which were managed by Mr. Viola, whose equityholders included certain members of the management of Virtu Financial, whom we refer to together as the

    "Management Vehicles." Certain of the equity interests held by the Management Vehicles were subject to vesting restrictions; and

  •
  certain current and former members of the management of Virtu Financial and Madison Tyler Holdings and their affiliates, whom we refer to collectively as the "Management Members." Certain of the equity interests held by the Management Members were subject to vesting restrictions.

          Prior to the completion of our initial public offering, we completed an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps occurred:

  •
  we became the sole managing member of Virtu Financial;

  •
  in a series of transactions, one of the Management Vehicles liquidated, with its equity interests in Virtu Financial either being distributed to its members, including certain members of management, or contributed to the other Management Vehicle (which we refer to as "Virtu Employee Holdco") and certain employees of ours based outside the United States were distributed equity interests in Virtu Financial held by Virtu Employee Holdco on behalf of such employees and such equity interests were contributed to a trust (which we refer to as the "Employee Trust"), whose trustee is one of our subsidiaries;

  •
  two of the Founder Pre-IPO Members liquidated and distributed their equity interests in Virtu Financial to their equityholders, one of whom was TJMT Holdings LLC, the third Founder Pre-IPO Member;

  •
  the SLT Pre-IPO Member distributed its equity interests in Virtu Financial to its equityholders, which consisted of investment funds and other entities affiliated with Silver Lake Partners and Temasek;

  •
  following a series of transactions, we acquired equity interests in Virtu Financial as a result of certain mergers involving wholly owned subsidiaries of ours, an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member (the "Mergers"), and in exchange we issued to an affiliate of Silver Lake Partners, whom we refer to as the "Silver Lake Post-IPO Stockholder," and an affiliate of Temasek, whom we refer to as the "Temasek Post-IPO Stockholder" and whom we refer to together with the Silver Lake Post-IPO Stockholder as the "Investor Post-IPO Stockholders," shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock issued to the Investor Post-IPO Stockholders was based on the value of the Virtu Financial equity interests that we acquired, which was determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in our initial public offering;

  •
  all of the existing equity interests in Virtu Financial were reclassified into Virtu Financial's non-voting common interest units, which we refer to as "Virtu Financial Units." The number of Virtu Financial Units issued to each member of Virtu Financial was determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in our initial public offering. The Virtu Financial Units received by Virtu Employee Holdco, the Employee Trust and the Management Members have the same vesting restrictions as the equity interests that were reclassified. Vested Virtu Financial Units are entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units are not entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they are cancelled by Virtu Financial for no consideration (and we cancel the related shares of Class C common stock (described below) for no consideration);

  •
  we amended and restated our certificate of incorporation and are authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

    Shares of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders;

  •
  the remaining members of Virtu Financial after giving effect to the reorganization transactions, other than us, whom we refer to collectively as the "Virtu Post-IPO Members," subscribed for and purchased shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  •
  TJMT Holdings LLC, whom we refer to as the "Founder Post-IPO Member," purchased 79,610,490 shares of our Class D common stock; and

  •
  affiliates of Silver Lake Partners, whom we refer to as the "Silver Lake Post-IPO Members," Virtu Employee Holdco, the Employee Trust, the Management Members and the other Virtu Post-IPO Members purchased 36,746,041 shares of our Class C common stock; and

  •
  the Founder Post-IPO Member was granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members were granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

          See "Organizational Structure" for further details.

Initial Public Offering

          On April 21, 2015, we completed our initial public offering of 19,012,112 shares of our Class A common stock and received $335.9 million in aggregate net proceeds. As a result of the completion of the reorganization transactions and our initial public offering, we held a 24.8% equity interest in Virtu Financial.

          We used the net proceeds from our initial public offering as follows:

  •
  we contributed $58.8 million of the net proceeds from our initial public offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in our initial public offering (3,327,164 Virtu Financial Units), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

  •
  we used the remaining approximately $277.2 million of the net proceeds from our initial public offering to repurchase 3,470,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,214,224 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,862,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,351,615 Virtu Financial Units from certain employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in our initial public offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola, Mr. Cifu or any of their family members sold any equity interests in the Company in connection with the reorganization transactions or our initial public offering. No additional shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock were purchased from our 5% equityholders, directors or executive officers.

          See "Certain Relationships and Related Party Transactions — Purchases from Equityholders" for further details.

          The following diagram depicts our organizational structure following the reorganization transactions, our initial public offering and the application of the net proceeds therefrom, including all of the transactions described above. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure and does not reflect the impact of this offering:

*
Includes 3,853,555 unvested Virtu Financial Units and corresponding shares of Class C common stock.

**
Represents economic interest in Virtu Financial, Inc. and not Virtu Financial LLC.

          In connection with the reorganization transactions, we were appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and also have a substantial financial interest in Virtu Financial, we consolidate the financial results of Virtu Financial, and a portion of our net income (loss) is allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial is under the common control of Mr. Viola and his affiliates, we accounted for the reorganization transactions as a reorganization of entities under common control and initially measured the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of the reorganization transactions.

          Following the reorganization transactions and our initial public offering and the application of the net proceeds therefrom, we held approximately 24.8% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members held approximately 75.2% of the outstanding Virtu Financial Units and approximately 95.9% of the combined voting power of our outstanding common stock, the Investor Post-IPO Stockholders held approximately 1.9% of the combined voting power of our common stock and the investors in our initial public offering held approximately 2.2% of the combined voting power of our common stock. See "Organizational Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the rights associated with our capital stock and the Virtu Financial Units.

          In connection with the reorganization transactions, we acquired existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers described under "Organizational Structure — The Reorganization Transactions." In addition, as described above, we used a portion of the net proceeds from our initial public offering to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain employees. These acquisitions of interests in Virtu Financial resulted in tax basis adjustments to the assets of Virtu Financial that were allocated to us and our subsidiaries. Future acquisitions of interests in Virtu Financial, including through the use of the net proceeds received by us in this offering, are expected to produce favorable tax attributes. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, including the exchange by one of the selling stockholders to be completed in connection with this offering, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we entered into tax receivable agreements that obligate us to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings. See "Organizational Structure — Holding Company Structure and Tax Receivable Agreements" and "Certain Relationships and Related Party Transactions — Tax Receivable Agreements."

This Offering

          We are offering 397,534 shares of Class A common stock in this offering, and we intend to use our net proceeds from this offering to repurchase Virtu Financial Units and corresponding shares of Class C common stock from one of our employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. The selling stockholders are selling 6,075,837 shares of Class A common stock, 3,100,579 shares of which represent shares of Class A common stock to be issued by us to one of the selling stockholders in exchange for an equal number of Virtu Financial Units and corresponding shares of our Class C common stock. As described above, the acquisition by us of Virtu Financial Units with the net proceeds received by us in the offering and the exchange by one of our selling stockholders of Virtu Financial Units and corresponding shares of our Class C common stock are expected to produce favorable tax attributes.

          Following the completion of this offering, the application of the net proceeds received by us and the exchange of the Virtu Financial Units and corresponding shares of our Class C common stock by one of the selling stockholders for shares of Class A common stock in connection with this offering, we will hold approximately 27.3% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members will hold approximately 72.7% of the outstanding Virtu Financial Units and approximately 95.6% of the combined voting power of our outstanding common stock, the Investor Post-IPO Stockholders will hold approximately 1.4% of the combined voting power of our common stock and our public stockholders will hold approximately 3.0% of the combined voting power of our common stock.

Our Principal Equityholders

          The Founder Post-IPO Member controls approximately 93.1% of the combined voting power of our outstanding common stock. As a result, the Founder Post-IPO Member controls any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because the Founder Post-IPO Member holds more than 50% of the combined voting power of our outstanding common stock, we are a "controlled company" under the corporate governance rules for NASDAQ-listed companies. Therefore we are permitted, and we have elected, not to comply with certain NASDAQ corporate governance requirements. See "Management — Controlled Company."

          The Founder Post-IPO Member is controlled by family members of Mr. Viola, our Founder and Executive Chairman. Mr. Viola has successfully led our Company since our inception and is one of the nation's foremost leaders in electronic trading. He was the founder of Virtu East in 2008, a founder of Madison Tyler Holdings in 2002 and the former Chairman of the New York Mercantile Exchange ("NYMEX"). None of the Founder Pre-IPO Members, the Founder Post-IPO Member, Mr. Viola or any of his family members sold any equity interests in the Company in connection with the reorganization transactions or our initial public offering.

          Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Menlo Park, New York, London, Hong Kong and Tokyo. Silver Lake was founded in 1999 and has over $26 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies. We refer to affiliates of Silver Lake Partners that own equity interests in us from time to time as the "Silver Lake Equityholders." Following this offering, the Silver Lake Equityholders will no longer hold any equity interest in us.

          Incorporated in 1974, Temasek is an investment company based in Singapore, with a S$266 billion (US$177 billion) portfolio as of March 31, 2015. Temasek's portfolio encompasses companies across a broad spectrum of sectors, financial services; transportation, logistics and industrials; telecommunications, media and technology; life sciences, consumer and real estate; and energy and resources. In addition to Singapore, Temasek has offices in 10 other cities around the world, including Beijing, Shanghai, Mumbai, São Paulo, Mexico City, London and New York. We refer to Temasek entities that own equity interests in our Company prior to our initial public offering, namely Wilbur Investments LLC and Havelock Fund Investments Pte Ltd., as the "Temasek Equityholders."

Corporate Information

          We were formed as a Delaware corporation on October 16, 2013. Our corporate headquarters are located at 900 Third Avenue, New York, New York 10022, and our telephone number is (212) 418-0100. Our website address is www.virtu.com. Information contained on our website does not constitute a part of this prospectus.

 The Offering

Class A common stock outstanding as of November 12, 2015	34,305,052 shares of Class A common stock.
Class A common stock offered by us	397,534 shares of Class A common stock.
Class A common stock offered by the selling stockholders
6,075,837 shares of Class A common stock (3,100,579 shares of which represent shares of Class A common stock to be issued by us to one of the selling stockholders in exchange for an equal number of Virtu Financial Units and corresponding shares of our Class C common stock prior to the consummation of this offering).
Class A common stock outstanding as of November 12, 2015 after giving effect to this offering
37,803,165 shares. If, immediately after this offering, all of the Virtu Post-IPO Members elected to exchange their Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock for shares of our Class A common stock or Class B common stock and all of the shares of Class B common stock were converted into shares of Class A common stock, 138,447,359 shares of our Class A common stock would have been outstanding as of November 12, 2015 (18% of which would have been owned by non-affiliates of the Company).
Class B common stock outstanding as of November 12, 2015	None.
Class C common stock outstanding as of November 12, 2015 after giving effect to this offering
21,033,704 shares. Shares of our Class C common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and were issued in the reorganization transactions in an amount equal to the number of Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class C common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class C common stock will be cancelled.

Class D common stock outstanding as of November 12, 2015	79,610,490 shares. Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and were issued in an amount equal to the number of Virtu Financial Units held by the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class D common stock, is exchanged for a share of our Class B common stock, the corresponding share of our Class D common stock will be cancelled.
Voting rights
Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of 4.0% of the combined voting power of our issued and outstanding common stock as of November 12, 2015 (or 4.4% after giving effect to this offering).

Each share of our Class B common stock entitles its holder to 10 votes per share. Because no shares of Class B common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering, our Class B common stock will initially represent none of the combined voting power of our issued and outstanding common stock.

Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of 2.9% of the combined voting power of our issued and outstanding common stock as of November 12, 2015 (or 2.5% after giving effect to this offering).

Each share of our Class D common stock entitles its holder to 10 votes per share, representing an aggregate of 93.1% of the combined voting power of our issued and outstanding common stock as of November 12, 2015.

All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Our Class D common stock is held exclusively by the Founder Post-IPO Member and our Class C common stock is held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. See "Description of Capital Stock."
Exchange/conversion
Virtu Financial Units held by the Founder Post-IPO Member, together with a corresponding number of shares of our Class D common stock, may be exchanged for shares of our Class B common stock on a one-for-one basis.

Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member, together with a corresponding number of shares of our Class C common stock, may be exchanged for shares of our Class A common stock on a one-for-one basis.

Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by a Founder Post-IPO Member or any of its affiliates or permitted transferees, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the Founder Post-IPO Member or any of its affiliates or permitted transferees own less than 25% of our issued and outstanding common stock. See "Description of Capital Stock."
Use of proceeds
We estimate our net proceeds from this offering will be approximately $8.6 million, after deducting underwriting discounts and commissions of approximately $0.2 million. We intend to use our net proceeds from this offering to repurchase Virtu Financial Units and corresponding shares of Class C common stock from one of our employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. The selling stockholders will receive all of the net proceeds from the sale of shares of Class A common stock to be sold by them in this offering.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $1.0 million. All of such offering expenses (other than the underwriting discounts payable by the selling stockholders) will be paid for or otherwise borne by Virtu Financial.
See "Use of Proceeds."

Dividend policy	Our board of directors declared a dividend of $0.24 per share of Class A common stock and Class B common stock that is payable on December 15, 2015 to holders of record as of December 1, 2015. A dividend of $0.24 per share of Class A common stock and Class B common stock was paid on September 15, 2015 to holders of record as of the close of business of September 1, 2015. Our current intent is to continue to pay a quarterly dividend of $0.24 per share of Class A common stock and Class B common stock. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to continue to pay dividends that will annually equal, in the aggregate, between 70% and 100% of our net income. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in the credit agreement governing our senior secured credit facility, which we refer to as our "credit agreement," business prospects and other factors that our board of directors considers relevant.

Because we are a holding company and our principal asset is our direct and indirect equity interests in Virtu Financial, we fund dividends by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, Virtu Employee Holdco, the Employee Trust, the Management Members and us.

Virtu Financial authorized distributions to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata, in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Market Prices and Dividend Policy") distributions, an amount based on operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. Such amount was determined to be approximately $50.0 million. As of November 12, 2015, $10.0 million of such amount has been distributed to the Virtu Pre-IPO Members. We expect the remaining $40.0 million of distributions to be funded from cash on hand. We refer to these distributions as the "2015 Distributions" (as further described under "Market Prices and Dividend Policy").
See "Market Prices and Dividend Policy."
NASDAQ symbol	"VIRT."

Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

          Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

  •
  9,224,627 shares of Class A common stock issuable pursuant to stock options and restricted stock units granted under the Virtu Financial, Inc. 2015 Management Incentive Plan (the "2015 Management Incentive Plan").

  •
  2,775,373 additional shares of Class A common stock, that remain available for issuance under the 2015 Management Incentive Plan.

  •
  21,033,704 shares of Class A common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class C common stock), and 79,610,490 shares of Class B common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class D common stock); and

  •
  79,610,490 shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock.

 Summary Historical and Pro Forma Consolidated Financial and Other Data

          The following tables set forth summary historical consolidated financial and other data of Virtu Financial for the periods presented. We were formed as a Delaware corporation on October 16, 2013 and, prior to the consummation of the reorganization transactions and our initial public offering, did not conduct any activities other than those incident to our formation and our initial public offering.

          The consolidated statements of comprehensive income data for the six months ended June 30, 2015 and 2014 and statements of financial condition data as of June 30, 2015 have been derived from our financial statements included elsewhere in this prospectus. Our financial statements reflect, for periods prior to April 16, 2015 (the period prior to completion of the reorganization transactions), the operations of Virtu Financial and its consolidated subsidiaries. On or after April 16, 2015, our financial statements reflect the operations of our Company and its consolidated subsidiaries (including Virtu Financial). The consolidated statements of comprehensive income data for the years ended December 31, 2014, 2013 and 2012 and statements of financial condition data as of December 31, 2014 and 2013 have been derived from Virtu Financial's audited financial statements included elsewhere in this prospectus.

          The unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2015 and the year ended December 31, 2014 gives effect to (i) the reorganization transactions described under "Organizational Structure", (ii) our initial public offering and the use of net proceeds of our initial public offering, (iii) the creation of certain tax assets in connection with our initial public offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, (iv) this offering and the exchange by one of the selling stockholders of 3,100,579 Virtu Financial Units and corresponding shares of our Class C common stock for an equal number of shares of our Class A common stock, (v) the use of net proceeds received by us from this offering and (vi) the creation of certain tax assets in connection with this offering and the creation or acquisition of related liabilities in connection with the tax receivable agreements with certain Virtu Post-IPO Members and Investor Post-IPO Stockholders, as if each had occurred on January 1, 2014.

          The unaudited pro forma condensed consolidated statement of financial condition as of June 30, 2015 gives effect to (i) this offering and the exchange by one of our selling stockholders of 3,100,579 Virtu Financial Units and corresponding shares of our Class C common stock for an equal number of shares of our Class A common stock, (ii) the use of net proceeds received by us from this offering, (iii) creation of certain tax assets in connection with this offering and the creation or acquisition of related liabilities in connection with the tax receivable agreements with certain Virtu Post-IPO Members and Investor Post-IPO Stockholders and (iv) the distribution of $40.0 million to the Virtu Pre-IPO Members, which will be funded from cash on hand (as further described under "Market Prices and Dividend Policy"), as if each had occurred on June 30, 2015.

          The summary historical and pro forma consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with "Capitalization," "Unaudited Pro Forma Financial Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Virtu Financial's audited consolidated financial statements, our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Pro Forma Six Months Ended June 30, 2015	Six Months Ended June 30,
(in thousands)		2015	2014
Consolidated Statements of Comprehensive Income Data:
Revenues
Trading income, net	$383,722	$383,722	$318,539
Interest and dividends income	14,597	14,597	12,769
Technology services	5,188	5,188	4,963

Total revenue	403,507	403,507	336,271
Operating Expenses
Brokerage, exchange and clearance fees, net	117,639	117,639	108,271
Communication and data processing	35,492	35,492	33,312
Employee compensation and payroll taxes(1)	44,334	42,065	38,868
Interest and dividends expense	26,407	26,407	22,710
Operations and administrative	12,431	12,431	12,125
Depreciation and amortization	17,849	17,849	13,962
Amortization of purchased intangibles and acquired capitalized software	106	106	106
Acquisition related retention bonus	—	—	2,487
Termination of office leases(2)	2,729	2,729	849
Initial public offering fees and expenses(3)	—	—	8,901
Charges related to share based compensation at IPO(4)	6,134	44,194	—
Financing interest expense on senior secured credit facility	13,900	14,861	15,299

Total operating expenses	277,021	313,773	256,890

Income before income taxes and noncontrolling interest	126,486	89,734	79,381
Provision for (benefit from) income taxes	15,692	4,725	(350)

Net income	110,794	85,009	$79,731

Noncontrolling interest	(88,515)	(84,535)	—

Net income available for common stockholders	$22,279	$474	—

Basic and diluted earnings per share of Class A common stockholders:
Basic	$0.59	$0.01	—
Diluted	$0.59	$0.01	—
Weighted average common shares outstanding
Basic	37,803,165	34,305,052	—
Diluted	37,803,165	34,529,349	—

		Years Ended Dec. 31,
	Pro Forma Year Ended Dec. 31, 2014
(In thousands)		2014	2013	2012
Consolidated Statements of Comprehensive Income Data:
Revenues
Trading income, net	$685,150	$685,150	$623,733	$581,476
Interest and dividends income	27,923	27,923	31,090	34,152
Technology services	9,980	9,980	9,682	—

Total revenues	723,053	723,053	664,505	615,628
Operating Expenses
Brokerage, exchange and clearance fees, net	230,965	230,965	195,146	200,587
Communication and data processing	68,847	68,847	64,689	55,384
Employee compensation and payroll taxes(1)	91,588	84,531	78,353	63,836
Interest and dividends expense	47,083	47,083	45,196	48,735
Operations and administrative	21,923	21,923	27,215	27,826
Depreciation and amortization	30,441	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Acquisition cost	—	—	—	69
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Debt issue cost related to debt refinancing(5)	—	—	10,022	—
Initial public offering fees and expenses(3)	8,961	8,961	—	—
Transaction advisory fees and expenses(6)	3,000	3,000	—	—
Charges related to share based compensation at IPO(4)	12,268	—	—	—
Financing interest expense on senior secured credit facility	28,322	30,894	24,646	26,460

Total operating expenses	546,248	529,495	476,905	526,300

Income before income taxes	176,805	193,558	187,600	89,328
Provision for income taxes	19,680	3,501	5,397	1,768

Net income	$157,125	$190,057	$182,203	$87,560
Net income attributable to non-controlling interest	(125,983)	—	—	—

Net income attributable to Virtu Financial, Inc.	31,142	—	—	—

Basic and diluted earnings per share to Class A common stockholders:
Basic	$0.82	—	—	—
Diluted	$0.82	—	—	—
Weighted average number of shares used in computing earnings per share:
Basic	37,803,165	—	—	—
Diluted	37,803,165	—	—	—

	Pro Forma As of June 30, 2015	As of June 30, 2015	As of Dec. 31,
(In thousands)			2014	2013
Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$81,978	$126,978	$75,864	$66,010
Total assets	4,525,600	4,536,720	3,324,561	3,963,570
Senior secured credit facility	495,312	495,312	500,827	507,725
Total liabilities	4,065,775	4,032,056	2,817,863	3,510,282
Class A-1 redeemable interest(7)	—	—	294,433	250,000
Total equity	459,825	504,664	212,265	203,288

		Six Months Ended June 30,
	Pro Forma Six Months Ended June 30, 2015
(In thousands)		2015	2014
Unaudited Financial Data:
Adjusted Net Income(8)	132,247	143,721	99,598
EBITDA(8)	158,341	122,550	108,748
Adjusted EBITDA(8)	179,688	179,688	128,509
Adjusted Net Trading Income(9)	254,273	254,273	200,327
Operating margin(10)	52.6	56.5	49.7
Adjusted EBITDA margin(10)	70.7	69.3	62.6

		Years Ended Dec. 31,
	Pro Forma Year Ended Dec. 31, 2014
(In thousands)		2014	2013	2012
Unaudited Financial Data:
Adjusted Net Income(8)	$212,929	$226,536	$215,372	$188,305
EBITDA(8)	235,779	255,104	247,201	205,417
Adjusted EBITDA(8)	291,372	291,372	269,337	234,508
Adjusted Net Trading Income(9)	435,025	435,025	414,481	366,306
Operating margin(10)	49%	52%	52%	51%
Adjusted EBITDA margin(10)	67%	67%	65%	64%

(1)
Includes, on a pro forma basis, approximately $2.3 million for the six months ended June 30, 2015 and $7.1 million for the year ended December 31, 2014 of compensation expenses in respect of the time-based vesting of stock options with respect to an aggregate of 9,228,000 shares of Class A common stock issued in connection with our initial public offering under the 2015 Management Incentive Plan.

(2)
Represents an accelerated expense of approximately $2.7 million from future lease payments of one of our office locations during the six months ended June 30, 2015. During the six months ended June 30, 2014, we recorded a deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

(3)
Initial public offering fees and expenses reflect costs directly attributable to the Company's initial public offering process, which was postponed in April 2014. The Company accounted for such costs in accordance with ASC 340-10, Other Assets and Deferred Costs. ASC 340 states that costs directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital, but for an offering postponed for a period greater than 90 days, the offering costs must be charged as an expense in the period the offering process was postponed.

(4)
Represents primarily non-recurring, non-cash compensation expenses in respect of the outstanding time vested Class B interests of Virtu Financial and Class B interests of Virtu East MIP LLC ("East MIP Class B interests) recognized at the consummation of our initial public offering for the six months ended June 30, 2015. On a pro forma basis, represents recurring non-cash compensation expenses for the six months ended June 30, 2015 and the year ended December 31, 2014.

(5)
In connection with the Madison Tyler Transactions, Virtu Financial entered into a $320.0 million senior secured credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(6)
Transaction advisory fees reflect professional fees incurred by the Company in connection with the Temasek Transaction (as defined below), which was consummated on December 31, 2014.

(7)
The Class A-1 interests of Virtu Financial were convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders were entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests were entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial were reclassified into Virtu Financial Units. See "Organizational Structure — The Reorganization Transactions."

(8)
"Adjusted Net Income" measures our operating performance by adjusting net income to exclude amortization of purchased intangibles and acquired capitalized software, debt issue cost related to debt refinancing, impairment of intangible assets, lease abandonment, acquisition cost, terminated transaction fees and expenses, initial public offering fees and expenses, transaction advisory fees and expenses, expenses associated with termination of office leases, severance, equipment write-off, acquisition related retention bonus, stock-based compensation and stock-based compensation expense vested upon our initial public offering. "EBITDA" measures our operating performance by adjusting net income to exclude financing interest expense on senior secured credit facility, debt issue cost related to debt refinancing, depreciation and amortization, amortization of purchased intangibles and acquired capitalized software, equipment write-off and income tax expense, and "Adjusted EBITDA" measures our operating performance by further adjusting EBITDA to exclude impairment of intangible assets, lease abandonment, terminated transaction fees and expenses, initial public offering fees and expenses, transaction advisory fees and expenses, expenses associated with termination of office leases, severance, equipment write-off, acquisition related retention bonus, stock-based compensation and stock-based compensation expense vested upon our initial public offering. Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. In addition, Adjusted Net Income, EBITDA and Adjusted EBITDA or similar non-GAAP measures are used by research analysts, investment bankers and lenders to assess our operating performance. Management believes that the presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Income, EBITDA and Adjusted EBITDA provide indicators of general economic performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period. Furthermore, our credit agreement contains covenants and other tests based on metrics similar to Adjusted EBITDA. Other companies may define Adjusted Net Income or Adjusted EBITDA differently, and as a result our measures of Adjusted Net Income and Adjusted EBITDA may not be directly comparable to those of other companies. Although we use Adjusted Net Income, EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted Net Income, EBITDA and Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted Net Income and our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•
they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•
our EBITDA-based measures do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirement for such replacements or improvements;

•
they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•
they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•
they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us.

Because of these limitations, Adjusted Net Income, EBITDA and Adjusted EBITDA are not intended as alternatives to net income as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted Net Income, EBITDA and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following tables reconcile net income to Adjusted Net Income for the periods indicated:

		Six Months Ended June 30,
	Pro Forma Six Months Ended June 30, 2015
(In thousands)		2015	2014
Net Income	$110,794	$85,009	$79,731
Amortization of purchased intangibles and acquired capitalized software	106	106	106
Severance	303	303	395
IPO fees and expenses	—	—	8,901
Termination of office leases(a)	2,729	2,729	849
Equipment write-off(b)	1,468	1,468	—
Acquisition related retention bonus	—	—	2,487
Share based compensation	8,653	8,653	7,129
Charges related to share based compensation at IPO, 2015 Management Incentive Plan(c)	3,528	1,259	—
Charges related to share based compensation awards at IPO(d)	6,134	44,194	—

Adjusted Net Income	$133,715	$143,721	$99,598

  (a)
  Represents an accelerated expense of approximately $2.7 million from future lease payments of one of our office locations during the six months ended June 30, 2015. During the six months ended June 30, 2014, we recorded a deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

  (b)
  Represents accelerated depreciation from equipment that was deemed to be obsolete during the six months ended June 30, 2015.

  (c)
  Represents expenses in respect of stock options granted in connection with our initial public offering under the 2015 Management Incentive Plan vesting over a four year period.

  (d)
  Represents non-cash compensation expenses in respect of the outstanding time vested Class B interests of Virtu Financial and East MIP Class B interests recognized at the consummation of our initial public offering and through the period ended June 30, 2015, net of $9.5 million and $8.0 million in capitalization and amortization, respectively, of the costs attributable to employees incurred in development of software for internal use, during the six months ended June 30, 2015.

		Years Ended Dec. 31,
	Pro Forma Year Ended Dec. 31, 2014
(In thousands)		2014	2013	2012
Net income	$157,125	$190,057	$182,203	$87,560
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Debt issue cost related to debt refinancing	—	—	10,022	—
Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Acquisition cost	—	—	—	69
Terminated transaction fees and expenses(a)	—	—	—	4,727
Initial public offering fees and expenses	8,961	8,961	—	—
Transaction advisory fees and expenses	3,000	3,000	—	—
Expenses associated with termination of London leases(b)	849	849	—	—
Severance(c)	4,786	4,786	1,990	2,123
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Stock-based compensation	16,033	16,033	13,441	8,398
Charges related to share based compensation at IPO, 2015 Management Incentive Plan	7,057	—	—	—
Charges related to share based compensation at IPO	12,268	—	—	—

Adjusted Net Income	$212,929	$226,536	$215,372	$188,305

  (a)
  Represents expense of $4.7 million incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

  (b)
  Represents deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

  (c)
  Represents expense of $4.8 million, $2.0 million and $2.1 million incurred for the years ended December 31, 2014, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.

          The following tables reconcile net income to EBITDA and Adjusted EBITDA for the periods indicated:

		Six Months Ended June 30,
	Pro Forma Six Months Ended June 30, 2015
(In thousands)		2015	2014
Net Income	$110,794	$85,009	$79,731
Financing interest expense on senior secured credit facility	13,900	14,861	15,299
Depreciation and amortization	16,381	16,381	13,962
Amortization of purchased intangibles and acquired capitalized software	106	106	106
Equipment write-off(a)	1,468	1,468	—
Provision for Income Taxes	15,692	4,725	(350)

EBITDA	$158,341	$122,550	$108,748

Severance	303	303	395
IPO fees and expenses	—	—	8,901
Termination of office leases	2,729	2,729	849
Acquisition related retention bonus(b)	—	—	2,487
Share based compensation	8,653	8,653	7,129
Charges related to share based compensation at IPO, 2015 Management Incentive Plan(c)	3,528	1,259	—
Charges related to share based compensation awards at IPO(d)	6,134	44,194	—

Adjusted EBITDA	$179,688	$179,688	$128,509

  (a)
  Represents accelerated depreciation from equipment that was deemed to be obsolete during the six months ended June 30, 2015.

  (b)
  Represents the termination of installment payments under the retention plan. The final installment payment was made on July 2014.

  (c)
  Represents expenses in respect of stock options granted in connection with our initial public offering under the 2015 Management Incentive Plan vesting over a four year period.

  (d)
  Represents non-cash compensation expenses in respect of the outstanding time vested Class B interests of Virtu Financial and East MIP Class B interests recognized at the consummation of our initial public offering and through the period ended June 30, 2015, net of $9.5 million and $8.0 million in capitalization and amortization, respectively, of the costs attributable to employees incurred in development of software for internal use, during the six months ended June 30, 2015.

		Years Ended Dec. 31,
	Pro Forma Year Ended Dec. 31, 2014
(In thousands)		2014	2013	2012
Net income	$157,125	$190,057	$182,203	$87,560
Financing interest expense on senior secured credit facility	28,322	30,894	24,646	26,460
Debt issue cost related to debt refinancing	—	—	10,022	—
Depreciation and amortization	30,441	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	211	1,011	71,654
Income tax expense	19,680	3,501	5,397	1,768

EBITDA	$235,779	$255,104	$247,201	$205,417

Impairment of intangible assets	—	—	—	1,489
Lease abandonment	—	—	—	6,134
Acquisition cost	—	—	—	69
Terminated transaction fees and expenses(a)	—	—	—	4,727
Initial public offering fees and expenses	8,961	8,961	—	—
Transaction advisory fees and expenses	3,000	3,000	—	—
Expenses associated with termination of London leases(b)	849	849	—	—
Severance(c)	4,786	4,786	1,990	2,123
Acquisition related retention bonus	2,639	2,639	6,705	6,151
Stock-based compensation	16,033	16,033	13,441	8,398
Charges related to share based compensation at IPO, 2015 Management Incentive Plan	7,057	—	—	—
Charges related to share based compensation at IPO	12,268	—	—	—

Adjusted EBITDA	$291,372	$291,372	$269,337	$234,508

  (a)
  Represents expense of $4.7 million incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

  (b)
  Represents deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

  (c)
  Represents expense of $4.8 million, $2.0 million and $2.1 million incurred for the years ended December 31, 2014, 2013 and 2012, respectively, primarily relating to the employee costs associated with consolidation of operations following the Madison Tyler Transactions.
(9)
"Adjusted Net Trading Income" is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is volume levels. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following tables reconcile trading income, net, to Adjusted Net Trading Income for the periods indicated:

		Six Months Ended June 30,
	Pro Forma Six Months Ended June 30, 2015
(In thousands)		2015	2014
Trading income, net	$383,722	$383,722	$318,539
Interest and dividends income	14,597	14,597	12,769
Brokerage, exchange and clearance fees, net	(117,639)	(117,639)	(108,271)
Interest and dividends expense	(26,407)	(26,407)	(22,710)

Adjusted Net Trading Income	$254,273	$254,273	$200,327

	Pro Forma Year Ended Dec. 31, 2014	Years Ended Dec. 31,
(In thousands)		2014	2013	2012
Trading income, net	$685,150	$685,150	$623,733	$581,476
Interest and dividends income and expense, net	(19,160)	(19,160)	(14,106)	(14,583)
Brokerage, exchange and clearance fees, net	(230,965)	(230,965)	(195,146)	(200,587)

Adjusted Net Trading Income	$435,025	$435,025	$414,481	$366,306

          The following table shows our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by category for the six months ended June 30, 2015 and 2014.

	Six Months Ended June 30,
	2015			2014
(In thousands, except percentages)	Total	Average Daily	%	Total	Average Daily	%
Adjusted Net Trading Income:
Asset Class
Americas Equities (1)	$56,463	$455	22%	$52,140	$420	26%
EMEA Equities	30,926	249	12%	25,959	209	13%
APAC Equities	20,731	167	8%	13,418	108	7%
Global Commodities	62,241	502	25%	49,391	398	25%
Global Currencies	66,858	539	26%	45,346	366	23%
Options, Fixed income and Other Securities	13,923	112	6%	17,768	143	9%
Unallocated (2)	3,131	25	1%	(3,695)	(30)	–3%

Total Adjusted Net Trading Income	$254,273	$2,049	100%	$200,327	$1,614	100%

(1)
For the six months ended June 30, 2015, our percentage of Adjusted Net Trading Income from Americas equities consisted of 17% attributable to U.S. equities and 5% attributable to Canadian and Latin American equities, respectively.

(2)
Under our methodology for recording "trading income, net" in our condensed consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets and liabilities in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we do so on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

          The following table shows our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2014, 2013 and 2012.

	Years Ended Dec. 31,
	2014			2013			2012
(In thousands, except percentages)	Total	Average Daily(a)%		Total	Average Daily(a)%		Total	Average Daily(a)%
Adjusted Net Trading Income:
Asset Class
Americas Equities(b)	$113,402	$450	26%	$111,098	$441	27%	$108,845	435	30%
EMEA Equities	51,604	205	12%	44,435	176	11%	45,799	183	13%
APAC Equities	29,965	119	7%	45,566	181	11%	41,924	168	11%
Global Commodities	93,083	369	21%	94,934	377	23%	96,602	386	26%
Global Currencies	109,693	435	25%	81,014	321	20%	50,766	203	14%
Options, Fixed Income and Other Securities	42,321	168	10%	38,499	153	9%	26,628	106	7%
Unallocated(c)	(5,043)	(20)	(1)%	(1,065)	(4)	(1)%	(4,258)	(17)	(1)%

Total Adjusted Net Trading Income	$435,025	$1,726	100%	$414,481	$1,645	100%	$366,306	$1,464	100%

  (a)
  Average daily Adjusted Net Trading Income figures are based on (i) 252 trading days during the year ended December 31, 2014, (ii) 252 trading days during the year ended December 31, 2013 and (iii) 250 trading days during the year ended December 31, 2012.

  (b)
  In 2014, our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income for Americas Equities consisted of approximately $86.5 million, $343,000 and 20%, respectively, attributable to U.S. equities, and approximately $26.9 million, $107,000 and 6%, respectively, attributable to Canadian and Latin American equities.

  (c)
  Under our methodology for recording "trading income, net" in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we recognize revenues on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular daily Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.
(10)
We calculate "operating margin" by dividing Adjusted Net Income by Adjusted Net Trading Income. We calculate "Adjusted EBITDA margin" by dividing Adjusted EBITDA by Adjusted Net Trading Income. Operating margin and Adjusted EBITDA margin are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. Other companies may define operating margin and Adjusted EBITDA margin differently, and as a result our measures may not be directly comparable to those of other companies. These measures should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance.

RISK FACTORS

          Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our Class A common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See "Forward-Looking Statements" for more information.

Risks Related to Our Business

Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict.

          Our revenues and profitability depend in part on the level of trading activity of securities, derivatives and other financial products on exchanges and in other trading venues in the U.S. and abroad, which are directly affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which we operate, including economic slowdowns in recent years, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from market making and transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from market making and transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations. In the past, our revenues and operating results have varied significantly from period to period due primarily to movements and trends in the underlying markets and to fluctuations in trading volumes and volatility levels. As a result, period to period comparisons of our revenues and operating results may not be meaningful, and future revenues and profitability may be subject to significant fluctuations or declines.

We are dependent upon our trading counterparties and clearing houses to perform their obligations to us.

          Our business consists of providing consistent two-sided liquidity to market participants across numerous geographies and asset classes. In the event of a systemic market event, resulting from large price movements or otherwise, certain market participants may not be able to meet their obligations to their trading counterparties, who, in turn, may not be able to meet their obligations to their other trading counterparties, which could lead to major defaults by one or more market participants. Following the implementation of certain mandates under the Dodd-Frank Act in the U.S. and similar legislation worldwide, many trades in the securities and futures markets, and an increasing number of trades in the over-the-counter derivatives markets, are cleared through central counterparties. These central counterparties assume, and specialize in managing, counterparty performance risk relating to such trades. However, even when trades are cleared in this manner, there can be no assurance that a clearing house's risk management methodology will be adequate to manage one or more defaults. Given the concentration of counterparty performance risk that is concentrated in central clearing parties, any failure by a clearing house to properly manage a default could lead to a systemic market failure. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition and results of operations.

We may incur losses in our market making activities in the event of failures of our customized trading platform.

          The success of our market making business is substantially dependent on the accuracy and performance of our customized trading platform, which evaluates and monitors the risks inherent in our market making strategies, assimilates market data and reevaluates our outstanding quotes continuously throughout the trading day. Our strategies are designed to automatically rebalance our positions throughout the trading day to manage risk exposures on our positions. Flaws in our strategies, latencies or inaccuracies in the market data that we use to generate our quotes, or human error in managing risk parameters or other strategy inputs, may lead to unexpected and unprofitable trades, which may result in material trading losses and could have a material adverse effect on our business, financial condition and results of operations.

We may incur material trading losses from our market making activities.

          A significant portion of our revenues and operating profits are derived from our trading as principal in our role as a formal or registered market maker and liquidity provider on various exchanges and markets, including as a designated market maker ("DMM") on the New York Stock Exchange. We may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities, futures and other financial instruments for our own account. In any period, we may incur significant trading losses for a variety of reasons, including price changes, lack of liquidity in instruments in which we have positions and the required performance of our market making obligations. Furthermore, we may from time to time develop large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry, or alternatively a single future or other financial instrument, which would result in the risk of higher trading losses than if our concentration were lower.

          These risks may limit or restrict, for example, our ability to either resell securities we have purchased or to repurchase securities we have sold. In addition, we may experience difficulty borrowing securities to make delivery to purchasers to whom we have sold securities short or lenders from whom we have borrowed securities.

          In our role as a market maker, we attempt to derive a profit from bid/ask spreads. However, competitive forces often require us to match or improve upon the quotes that other market makers display, thereby narrowing bid/ask spreads, and to hold long or short positions in securities, futures or other financial instruments. We cannot assure you that we will be able to manage these risks successfully or that we will not experience significant losses from such activities, which could have a material adverse effect on our business, financial condition and results of operations.

          Our risk management activities utilize a four-pronged approach, consisting of strategy lockdowns, centralized strategy monitoring, aggregate exposure monitoring and operational controls. In particular, messages that leave our trading environment first must pass through a series of preset risk controls or "lockdowns" that are intended to minimize the likelihood of unintended activities. In certain cases this layer of risk management, which adds a layer of latency to our process, may limit our ability to profit from acute volatility in the markets. This would be the case, for example, where a particular strategy being utilized by one of our traders is temporarily locked down for generating revenue in excess of the preset risk limit. Even if we are able to quickly and correctly identify the reasons for a lockdown and quickly resume the trading strategy, we may limit our potential upside as a result of our risk management policies.

The valuation of the securities we hold at any particular time may result in large and occasionally anomalous swings in the value of our positions and in our earnings in any period.

          The market prices of our long and short positions are reflected on our books at closing prices, which are typically the last trade prices before the official close of the primary exchange on which each such security trades. Given that we manage a globally integrated portfolio, we may have large and substantially offsetting positions in securities that trade on different exchanges that close at different times of the trading day and may be denominated in different currencies. Further, there may be large and occasionally anomalous swings in the value of our positions on any particular day and in our earnings in any period. Such swings may be especially pronounced on the last business day of each calendar quarter, as the discrepancy in official closing prices resulting from the asynchronous closing times may cause us to recognize a gain or loss in one quarter which would be substantially offset by a corresponding loss or gain in the following quarter.

We are exposed to losses due to lack of perfect information.

          As a market maker, we provide liquidity by consistently buying securities from sellers and selling securities to buyers. We may at times trade with others who have information that is more accurate or complete than the information we have, and as a result we may accumulate unfavorable positions preceding large price movements in a given instrument. Should the frequency or magnitude of these events increase, our losses would likely increase correspondingly, which could have a material adverse effect on our business, financial condition and results of operations.

We face competition in our market making activities.

          Revenues from our market making activities depend on our ability to offer to buy and sell financial instruments at prices that are attractive and represent the best bid and/or offer in a given instrument at a given time. To attract order flow, we compete with other firms not only on our ability to provide liquidity at competitive prices, but also on other factors such as order execution speed and technology. Our competitors include other registered market makers, as well as unregulated or lesser-regulated trading firms that also compete to provide liquidity. Our competitors range from sole proprietors with very limited resources to highly sophisticated groups, hedge funds, well-capitalized broker-dealers and proprietary trading firms or other market makers that have substantially greater financial and other resources than we do. These larger and better capitalized competitors may be better able to respond to changes in the market making industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth, to manage costs and expenses and to compete for market share generally. Trading firms that are not registered as broker-dealers or broker-dealers not registered as market makers may in some instances have certain advantages over more regulated firms, including our subsidiaries, that may allow them to bypass regulatory restrictions and trade more cheaply than more regulated participants on some markets or exchanges. In addition, we may in the future face enhanced competition from new market participants that may also have substantially greater financial and other resources than we do, which may result in compressed bid/ask spreads in the marketplace that may negatively impact our financial performance. Moreover, current and potential competitors may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. The trend toward increased competition in our business is expected to continue, and it is possible that our competitors may acquire increased market share. Increased competition or consolidation in the marketplace could reduce the bid/ask spreads on which our business and profitability depend. As a result, there can be no assurance that we will be able to compete effectively with current or future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to liquidity risk in our operations.

          We require liquidity to fund various ongoing obligations, including operating expenses, capital expenditures, debt service and dividend payments. Our main sources of liquidity are cash flow from the operations of our subsidiaries, our broker-dealer revolving credit facility (described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities"), margin financing provided by our prime brokers and cash on hand. Our liquidity could be materially impaired by a number of factors, including reduced business activity due to a market downturn, adverse regulatory action or a downgrade of our credit rating. If our business activities decrease or we are unable to borrow additional funds in the future on terms that are acceptable to us, or at all, we could suffer a material adverse effect on our business, financial condition and results of operations.

Self-clearing and other elements of our trade processing operations expose us to significant operational, financial and liquidity risks.

          We currently self-clear substantially all of our domestic equity trades and may expand our self-clearing operations internationally and across product offerings and asset classes in the future. Self-clearing exposes our business to operational risks, including business disruption, operational inefficiencies, liquidity, financing risks, counterparty performance risk and potentially increased expenses and lost revenue opportunities. While our clearing platform, operational processes, risk methodologies, enhanced infrastructure and current and future financing arrangements have been carefully designed, we may nevertheless encounter difficulties that may lead to operating inefficiencies, including delays in implementation, disruption in the infrastructure that supports the business, inadequate liquidity and financial loss. Any such delay, disruption or failure could negatively impact our ability to effect transactions and manage our exposure to risk and could have a material adverse effect on our business, financial condition and results of operations.

Rules governing designated market makers may require us to make unprofitable trades or prevent us from making profitable trades from time to time.

          DMMs are granted certain rights and have certain obligations to "make a market" in a particular security. They agree to specific obligations that are designed to maintain a fair and orderly market. In acting as a DMM, we are subject to a high degree of risk by having to support an orderly market. In this role, we may at times be required to make trades that negatively impact our profitability. In addition, we may at times be unable to trade for our own account in circumstances in which it may be to our advantage to trade, and we may be obligated to act as a principal when buying and selling interest is unbalanced. In those instances, we may take a position counter to the market, buying or selling securities to support an orderly market. Additionally, the rules of the markets that govern our activities as a DMM and the interpretations of such rules are subject to change. If these rules or interpretations impose new or more stringent obligations on us, our trading revenues and profits as a DMM could be negatively impacted and we could suffer a material adverse effect on our business, financial condition and results of operations.

Regulatory and legal uncertainties could harm our business.

          Securities and derivatives businesses are heavily regulated. Firms in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news media attention to electronic trading and market structure, this regulatory and enforcement environment has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. "High frequency" and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and self-regulatory organizations ("SROs"), and such scrutiny is likely to continue. While we do not engage in the type of principal investing or predictive, momentum or signal trading that are often associated with high frequency trading, our market making and trading activities are characterized by substantial volumes, an emphasis on technology and certain other characteristics that are also commonly associated with high frequency trading. Specifically, both the SEC and the Commodity Futures Trading Commission ("CFTC") have issued general concept releases on market structure requesting comment from market participants on topics including, among others, high frequency trading, co-location, dark liquidity, pre- and post-trade risk controls and system safeguards. The SEC has adopted rules that, among other results, have significantly limited the use of sponsored access by market participants to the U.S. equities exchanges, imposed large trader reporting requirements, restricted short sales in listed securities under certain conditions and required the planning and creation of a new comprehensive consolidated audit trail. The SEC has also approved by order a pilot proposal by the Financial Industry Regulatory Authority, Inc. ("FINRA") and the national securities exchanges establishing a "Limit Up-Limit Down" mechanism to address market volatility.

          In addition, certain market participants, SROs, government officials and regulators have requested that the U.S. Congress, the SEC, and the CFTC propose and adopt additional laws and rules, including rules relating to additional registration requirements, restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for "excessive" order placements and/or cancellations, further transaction taxes, tick sizes and other market structure proposals. For example, the SEC recently adopted Regulation SCI, which could impose significant compliance and other costs on market centers that may have to pass such costs on to their users, including us, and could impact our future business plans of establishing a market center to avoid or reduce market center costs for certain of our transactions. Similarly, the consolidated audit trail, which the SEC has required the SROs to propose a plan for and will require them to implement, is expected to entail significant costs both on market centers, which may pass these costs along to their users, and broker-dealers directly. In May 2015, the SEC approved a proposal by the NYSE to adopt a new rule to conduct a daily single-priced auction at a specified time in lower volume securities ("Midday Auction"). Beginning at a specified time, the NYSE would pause trading in the Midday Auction, suspend automatic executions and publish a zero quote on both the public and proprietary data feeds. The new rule could result in reduced opportunities for liquidity providers to provide liquidity in such lower-volume securities outside the Midday Auction while reducing spreads during the Midday Auction. The SEC also required that the SROs propose a pilot program to increase the minimum trading increment, or "tick size," for certain securities. The proposed pilot program approved by the SEC will include a "trade at" component, requiring that certain of these transactions occur only on an exchange. If not accompanied by a reduction in the fees paid to access liquidity on exchanges, the trade at requirement may increase the costs for certain of our transactions. Finally, the SEC has recently proposed amendments to regulations that would require our registered broker-dealer that is not currently a FINRA member to become a member of FINRA, which, if adopted as proposed, would subject the broker-dealer to FINRA's rules and require payment of additional fees per trade that could adversely affect our profits given that we seek to make small profits on individual trades.

          Any or all of these proposals or additional proposals may be adopted by the SEC, CFTC or other U.S. or foreign legislative or regulatory bodies, and recent news media attention to electronic trading and market structure could increase the likelihood of adoption. These potential market structure and regulatory changes could cause a change in the manner in which we make markets, impose additional costs and expenses on our business or otherwise have a material adverse effect on our business, financial condition and results of operations.

          In addition, the financial services industry is heavily regulated in many foreign countries, much like in the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, the Markets in Financial Instruments Directive ("MiFID"), which was implemented in November 2007, is in the process of being replaced by MiFID II/Markets in Financial Investments Regulation ("MiFIR"), which was adopted by the European Parliament on April 15, 2014 and by the Council on May 13, 2014, and entered into force on July 2, 2014. The MiFID II/MiFIR proposals include many changes likely to affect our business. For example, MiFID II/MiFIR will require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems. MiFID II/MiFIR will also impose additional requirements on market structure, such as the introduction of a harmonized tick size regime, the introduction of new trading venues known as Organized Trading Facilities, new open access provisions, market making requirements and various other pre- and post-trade risk management requirements. Each of these and other proposals may impose technological and compliance costs on us. Any of these laws, rules or regulations, if adopted, as well as changes in legislation or regulation and changes in market customs and practices could have a material adverse effect on our business, financial condition and results of operations. These risks may be enhanced by recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media.

          In addition, we maintain borrowing facilities with banks, prime brokers and Futures Commission Merchants ("FCMs"), and we obtain uncommitted margin financing from our prime brokers and FCMs, which are in many cases affiliated with banks. In response to the financial crisis, the Basel Committee on Banking Supervision issued a new, more stringent capital and liquidity framework known as Basel III, which national banking regulators are in the process of implementing in the various jurisdictions in which our lenders may be incorporated. As these rules are implemented and impose more stringent capital and liquidity requirements, certain of our lenders may revise the terms of our borrowing facilities or margin financing arrangements, reduce the amount of financing they provide, or cease providing us financing, each of which could have a material adverse effect on our business, financial condition and results of operations.

Non-compliance with applicable laws or regulatory requirements could negatively impact our reputation, prospects, revenues and earnings.

          Our subsidiaries are subject to regulations in the U.S., and our foreign subsidiaries are subject to regulations abroad, in each case covering all aspects of their business. Regulatory bodies that exercise or may exercise authority over us include, without limitation, in the U.S., the SEC, FINRA, the Chicago Stock Exchange, the Chicago Mercantile Exchange, the CFTC, the National Futures Association ("NFA") and the various state securities regulators; in Ireland, the Central Bank of Ireland; in Switzerland, the Swiss Financial Market Supervisory Authority; in France, the Autorité des Marchés Financiers ("AMF"); in the United Kingdom, the Financial Conduct Authority ("FCA"); in Hong Kong, the Securities and Futures Commission ("SFC"); in Australia, the Australian Securities and Investment Commission; in Canada, the Investment Industry Regulatory Organization of Canada and various Canadian provincial securities commissions; in Singapore, the Monetary Authority of Singapore and the Singapore Exchange; and in Japan, the Financial Services Agency and the Japan Securities Dealers Association. Our mode of operation and profitability may be directly affected by additional legislation and changes in rules promulgated by various domestic and foreign government agencies and SROs that oversee our businesses, as well as by changes in the interpretation or enforcement of existing laws and rules, including the potential imposition of additional capital and margin requirements and/or transaction taxes. While we endeavor to timely deliver required annual filings in all jurisdictions, we cannot guarantee that we will meet every applicable filing deadline globally. Noncompliance with applicable laws or regulations could result in sanctions being levied against us, including fines, penalties, disgorgement and censures, suspension or expulsion from a certain jurisdiction, SRO or market or the revocation or limitation of licenses. Noncompliance with applicable laws or regulations could also negatively impact our reputation, prospects, revenues and earnings. In addition, changes in current laws or regulations or in governmental policies could negatively impact our operations, revenues and earnings.

          Domestic and foreign stock exchanges, other SROs and state and foreign securities commissions can censure, fine, impose undertakings, issue cease-and-desist orders and suspend or expel a broker-dealer or other market participant or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. We have been, are currently, and may in the future be, the subject of one or more regulatory or SRO enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, market access rules, capital requirements and other domestic and foreign securities rules and regulations. We and other broker-dealers and trading firms have also been the subject of requests for information and documents from the SEC and the State of New York Office of the Attorney General ("NYAG"). We have been cooperating and complying with the SEC's and NYAG's requests for information and documents. Our business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. For example, the CFTC has requested certain information from us relating to our trading during the period from July 2011 to February 2014. We do not believe that our trading activity during this time period violated any statute or CFTC regulatory provision, but we cannot predict the outcome of this inquiry. Additionally, the AMF board has brought an enforcement action in connection with the trading activities of a subsidiary of MTH in certain French listed equity securities on or around 2009. The matter was referred to the AMF enforcement committee, which conducted a hearing on November 4, 2015, at which the AMF board sought a penalty of at least €5,000,000 based on its allegations that the subsidiary of MTH engaged in price manipulation and violations of the AMF General Regulation and Euronext Market Rules. The enforcement committee's decision is pending. Although we believe that the relevant trading engaged in by the subsidiary of MTH was conducted in accordance with applicable French law and regulations, the enforcement committee's decision may impose on us administrative sanctions or monetary penalties for market manipulation or breach of professional obligations, which could negatively impact our reputation and business. To continue to operate and to expand our services internationally, we will have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Failure to comply with applicable regulatory capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies.

          Certain of our subsidiaries are subject to regulatory capital rules of the SEC, FINRA, other SROs and foreign regulators. These rules, which specify minimum capital requirements for our regulated subsidiaries, are designed to measure the general financial integrity and liquidity of a broker-dealer and require that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from, among other things, excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments, commonly called haircuts, which reflect the possibility of a decline in the market value of an asset before disposition, and non-allowable assets.

          Failure to maintain the required minimum capital may subject our regulated subsidiaries to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity's liquidation. Events relating to capital adequacy could give rise to regulatory actions that could limit business expansion or require business reduction. SEC and SRO net capital rules prohibit payments of dividends, redemptions of stock, prepayments of subordinated indebtedness and the making of any unsecured advances or loans to a stockholder, employee or affiliate, in certain circumstances, including if such payment would reduce the firm's net capital below required levels. Similar issues and risks arise in connection with the capital adequacy requirements of foreign regulators.

          A change in the net capital rules, the imposition of new rules or any unusually large charges against net capital could limit our operations that require the intensive use of capital and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries. A significant operating loss or any unusually large charge against net capital could negatively impact our ability to expand or even maintain our present levels of business. Similar issues and risks arise in connection with the capital adequacy requirements of foreign regulators. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to litigation and potential securities law liability.

          We are exposed to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the CFTC, state securities regulators, SROs and foreign regulatory agencies. These risks may be enhanced by recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. We are also subject to the risk of litigation and claims that may be without merit. From time to time, we, our officers, directors and employees may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our Company and cause the market price of our common stock to decline or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Proposed legislation in the European Union, the U.S. and other jurisdictions that would impose taxes on certain financial transactions could have a material adverse effect on our business and financial results.

          On February 14, 2013, the European Commission tabled a proposal for a Council Directive to implement an enhanced cooperation procedure among 11 European Union Member States (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia) for the purposes of a financial transaction tax among those Member States. Diplomats from the 11 EU member states had initially aimed to come to an agreement on the future European tax on financial transactions by the end of 2014; however, consensus on the final terms has not yet been reached. The proposal is not expected to be implemented earlier than 2016. The exact terms of the process by which such a financial transaction tax would be implemented are under consideration by the European Commission, but the envisioned tax would broadly apply to transactions in financial instruments, including equities, certain derivatives and potentially some other financial instruments. In September 2013, the European Legal Service issued an opinion questioning the legal validity of the European Commission's proposal, creating uncertainty as to the status of the proposal's implementation. Similarly, in 2013, U.S. Representative Peter DeFazio and former Senator Thomas Harkin introduced proposed legislation, a bill entitled the "Wall Street Trading and Speculators Tax Act," which would have, subject to certain exceptions, imposed an excise tax on the purchase of a security, including equities, bonds, debentures, other debt and interests in derivative financial instruments, if the purchase occured or was cleared on a trading facility in the U.S. and the purchaser or seller is a U.S. person. More recently, U.S. Representative Chris Van Hollen presented an "action plan" that included a financial transaction fee. These proposed transaction taxes would apply to certain aspects of our business and transactions in which we are involved. Any such tax would increase our cost of doing business to the extent that (i) the tax is regularly applicable to transactions in the markets in which we operate, (ii) the tax does not include exceptions for market makers or market making activities that is broad enough to cover our activities or (iii) we are unable to widen our bid/ask spreads in the markets in which such a tax would be applicable to compensate for its imposition. Furthermore, the proposed taxes may reduce or negatively impact trading volume and transactions on which we are dependent for revenues. While it is difficult to assess the impact the proposed taxes could have on us, if either transaction tax is implemented or any similar tax is implemented in any other jurisdiction in which we operate, our business, financial condition, results of operations and cash flows could suffer a material adverse effect, and could be impacted to a greater degree than other market participants.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

          Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (the "FCPA") and trade sanctions administered by the Office of Foreign Assets Control (the "OFAC"). The FCPA is intended to prohibit bribery of foreign officials and requires companies whose securities are listed in the U.S. to keep books and records that accurately and fairly reflect those companies' transactions and to devise and maintain an adequate system of internal accounting controls. The OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against designated foreign states, organizations and individuals. We have policies in place reasonably designed to comply with applicable OFAC sanctions, rules and regulations. In addition, some of our operations may be subject to laws and regulations of non-U.S. jurisdictions containing prohibitions on bribery and other corrupt business activities. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of employees and restrictions on our operations and cash flows.

We depend on our technology, and our future results may be negatively impacted if we cannot remain technologically competitive.

          We believe that our success in the past has largely been attributable to our technology, which has taken many years to develop. If technology equivalent to ours becomes more widely available for any reason, our operating results may be negatively impacted. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. Regulators and exchanges may also introduce risk control and other technological requirements on our business that could result in increased costs of compliance and divert our technological resources away from their primary strategy development and maintenance duties. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. The widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure. We may not be able to anticipate or respond adequately or in a cost-efficient and competitive manner to technological advancements (including advancements related to low-latency technologies, execution and messaging speeds) or changing industry standards. If any of these risks materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our reliance on our computer systems and software could expose us to great financial harm if any of our computer systems or software were subject to any material disruption or corruption.

          We rely significantly on our computer systems and software to receive and properly process internal and external data and utilize such data to generate orders and other messages. A disruption or corruption of the proper functioning of our computer systems or software could cause us to make erroneous trades, which could result in material losses. We cannot guarantee that our efforts to maintain competitive computer systems and software will be successful. Our computer systems and software may fail or be subject to bugs or other errors, resulting in service interruptions or other unintended consequences. If any of these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to protect our systems and network against cybersecurity breaches, or otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business.

          Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in any of the following: unauthorized access to our systems; unauthorized access to and misappropriation of information or data, including confidential or proprietary information about ourselves, third parties with whom we do business or our proprietary systems; viruses, worms, spyware or other malware being placed in our systems; deletion or modification of client information; or a denial-of-service or other interruptions to our business operations. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate these attacks or to implement adequate preventative measures. While we have not suffered any material breach of our cybersecurity, any actual or perceived breach of our cybersecurity could damage our reputation, expose us to a risk of loss or litigation and possible liability, require us to expend significant capital and other resources to alleviate problems caused by such breaches and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Capacity constraints, systems failures, malfunctions and delays could harm our business.

          Our business activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, software bugs and errors, electronic and physical security breaches, natural disasters, power loss, utility or internet outages, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause our computer systems to operate in ways that we did not intend, at an unacceptably low speed or even fail. While we have invested significant amounts of capital to upgrade the capacity, reliability and scalability of our systems, there can be no assurance that our systems will always operate properly or be sufficient to handle such extraordinary trading volumes. Any disruption for any reason in the proper functioning or any corruption of our software or erroneous or corrupted data may cause us to make erroneous trades or suspend our services and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Although our systems and infrastructure are generally designed to accommodate additional growth without redesign or replacement, we may need to make significant investments in additional hardware and software to accommodate growth. Failure to make necessary expansions and upgrades to our systems and infrastructure could not only limit our growth and business prospects but could also cause substantial losses and have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Since the timing and impact of disasters and disruptions are unpredictable, we may not be able to respond to actual events as they occur. Business disruptions can vary in their scope and significance and can affect one or more of our facilities. Further, the severity of the disruption can also vary from minimal to severe. Although we have employed significant effort to develop, implement and maintain reasonable disaster recovery and business continuity plans, we cannot guarantee that our systems will fully recover after a significant business disruption in a timely fashion or at all. If we are prevented from using any of our current trading operations, or if our business continuity operations do not work effectively, we may not have complete business continuity, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.

          We depend on third parties to provide and maintain certain infrastructure that is critical to our business. For example, we rely on third parties to provide software, data center services and dedicated fiber optic, microwave, wireline and wireless communication infrastructure. This infrastructure may malfunction or fail due to events outside of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          We also rely on certain third-party software, third-party computer systems and third-party service providers, including clearing systems, exchange systems, alternate trading systems, order routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. If our arrangements with any third party are terminated, we may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition, results of operations and cash flows.

The use of open source software may expose us to additional risks.

          We use software development tools covered by open source licenses and may incorporate such open source software into our proprietary software from time to time. "Open source software" refers to any code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties and/or that may require disclosure or licensing of any software that incorporates such source code, shareware or other software. Given the nature of open source software, third parties might assert contractual or copyright and other intellectual property-related claims against us based on our use of such tools and software programs or might seek to compel the disclosure of the source code of our software or other proprietary information. If any such claims materialize, we could be required to (i) seek licenses from third parties in order to continue to use such tools and software or to continue to operate certain elements of our technology, (ii) release certain proprietary software code comprising our modifications to such open source software, (iii) make our software available under the terms of an open source license or (iv) re-engineer all, or a portion of, that software, any of which could materially and adversely affect our business, financial condition and results of operations. While we monitor the use of all open source software in our solutions, processes and technology and try to ensure that no open source software is used (i) in such a way as to require us to disclose the source code to the related solution when we do not wish to do so nor (ii) in connection with critical or fundamental elements of our software or technology, such use may have inadvertently occurred in deploying our proprietary solutions. If a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions, we could, under certain circumstances, be required to disclose the source code to our solutions. In addition to risks related to license requirements, usage of open software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

          We rely primarily on trade secret, trademark, domain name, copyright and contract law to protect our intellectual property and proprietary technology. It is possible that third parties may copy or otherwise obtain and use our intellectual property or proprietary technology without authorization or otherwise infringe on our rights. For example, while we have a policy of entering into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, such agreements may not provide adequate protection or may be breached, or our proprietary technology may otherwise become available to or be independently developed by our competitors. Third parties have alleged and may in the future allege that we are infringing, misappropriating or otherwise violating their intellectual property rights. Third parties may initiate litigation against us without warning, or may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to these letters or other communications if we believe they are without merit, or we may attempt to resolve these disputes out of court by negotiating a license, but in either case it is possible that such disputes will ultimately result in litigation. Any such claims could interfere with our ability to use technology or intellectual property that is material to the operation of our business. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties, such as entities that purchase intellectual property assets for the purpose of bringing infringement claims. We also periodically employ individuals who were previously employed by our competitors or potential competitors, and we may therefore be subject to claims that such employees have used or disclosed the alleged trade secrets or other proprietary information of their former employers.

          In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management. If unsuccessful, such litigation could result in the loss of important intellectual property rights, require us to pay substantial damages, subject us to injunctions that prevent us from using certain intellectual property, require us to make admissions that affect our reputation in the marketplace and require us to enter into license agreements that may not be available on favorable terms or at all. Finally, even if we prevail in any litigation, the remedy may not be commercially meaningful or fully compensate us for the harm we suffer or the costs we incur. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with our international operations and expansion.

          We are exposed to risks and uncertainties inherent in doing business in international markets, particularly in the heavily regulated broker-dealer industry. Such risks and uncertainties include political, economic and financial instability, unexpected changes in regulatory requirements, tariffs and other trade barriers, exchange rate fluctuations, applicable currency controls, the imposition of restrictions on currency conversion or the transfer of funds, limitations on our ability to repatriate non-U.S. earnings in a tax efficient manner and difficulties in staffing and managing foreign operations, including reliance on local experts.

          In addition, the varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to successfully conduct or expand our business internationally and may increase our costs of investment. Expansion into international locations involves substantial operational and execution risk. We may not be able to manage these costs or risks effectively.

Fluctuations in currency exchange rates could negatively impact our earnings.

          A significant portion of our international business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of our non-U.S. dollar net assets, revenues and expenses. Although we closely monitor potential exposures as a result of these fluctuations in currencies, and where cost-justified we adopt strategies that are designed to reduce the impact of these fluctuations on our financial performance, including the financing of non-U.S. dollar assets with borrowings in the same currency and the use of various hedging transactions related to net assets, revenues, expenses or cash flows, there can be no assurance that we will be successful in managing our foreign exchange risk. Our exposure to currency exchange rate fluctuations will grow if the relative contribution of our operations outside the U.S. increases. Any material fluctuations in currencies could have a material effect on our financial condition, results of operations and cash flows.

We may experience risks associated with future growth or expansion of our operations or acquisitions or dispositions of businesses, and we may never realize the anticipated benefits of such activities.

          As a part of our business strategy, we may make acquisitions or significant investments in and/or disposals of businesses. Any such future acquisitions, investments and/or dispositions would be accompanied by risks such as difficulties in assimilating the operations and personnel of acquired companies or businesses, diversion of our management's attention from ongoing business concerns, our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations, maintenance of uniform standards, controls, procedures and policies and the impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

          We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

          In addition, we may not realize the anticipated benefits of any such transactions, and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiration of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. If we fail to realize any such anticipated benefits, or if we experience any such unanticipated or unidentified effects in connection with any future acquisitions, investments or dispositions, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

Our future efforts to sell shares of our common stock or raise additional capital may be delayed or prohibited by regulations.

          As certain of our subsidiaries are members of FINRA and other SROs, we are subject to certain regulations regarding changes in ownership or control and material changes in operations. For example, FINRA's NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with certain change of ownership or control transactions, such as a transaction that results in a single entity or person owning 25% or more our equity. Similarly, Virtu Financial Ireland Limited, one of our Irish subsidiaries, is subject to change in control regulations promulgated by the Central Bank of Ireland. As a result of these regulations, our future efforts to sell shares of our common stock or raise additional capital may be delayed or prohibited. We may be subject to similar restrictions in other jurisdictions in which we operate.

We are dependent on the continued service of certain key executives, the loss or diminished performance of whom could have a material adverse effect on our business.

          Our performance is substantially dependent on the performance of our senior management, including Mr. Viola, our Founder and Executive Chairman, Mr. Cifu, our Chief Executive Officer and Mr. Molluso, our Chief Financial Officer. In connection with our initial public offering, we entered into employment and/or severance protection agreements with certain members of our senior management team that restrict their ability to compete with us should they decide to leave our Company. Even though we have entered into these agreements, we cannot be sure that any member of our senior management will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy and have a negative impact on our revenues, in addition to potentially causing employee morale problems and/or the loss of key employees. In particular, Messrs. Viola and Cifu invest in other businesses and spend time on such matters, which could divert their attention from us. Our employment agreement with Mr. Cifu specifically permits his participation in and attention to certain other business activities, including but not necessarily limited to his role as the Vice Chairman and Alternate Governor of the Florida Panthers, a National Hockey League franchise, his role as a director of the Independent Bank Group, Inc., a regional bank holding company and his role as a director of Eastern Air Lines Group, Inc., a domestic airline. We cannot guarantee that these or other permitted outside activities will not impact his performance as Chief Executive Officer.

Our success depends, in part, on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, it could have a material adverse effect on our business.

          Our future success depends, in part, upon our continued ability to identify, attract, hire and retain highly qualified personnel, including skilled technical, management, product and technology, trading, sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. Competition for qualified personnel in the financial services industry is intense and we cannot assure you that we will be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or that we will be able to do so at salary, benefit and other compensation costs that are acceptable to us or that would allow us to achieve operating results consistent with our historical results. A loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees in the future, could have a material adverse effect on our business.

We could lose significant sources of revenues if we were to lose access to an important exchange or other trading venue.

          Changes in applicable laws, regulations or rules promulgated by exchanges could conceivably prevent us from providing liquidity to an exchange or other trading venue where we provide liquidity today. Though our revenues are diversified across exchanges and other trading venues, asset classes and geographies, the loss of access to one or more significant exchanges and other trading venues for any reason could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset is our 24.8% equity interest in Virtu Financial, and we are accordingly dependent upon distributions from Virtu Financial to pay dividends, if any, taxes and other expenses.

          We are a holding company and our principal asset is our direct and indirect ownership of 24.8% of the outstanding Virtu Financial Units (or 27.3% following the completion of this offering). See "Organizational Structure." We have no independent means of generating revenue. As the sole managing member of Virtu Financial, we cause Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, Virtu Employee Holdco, the Management Members and us, in amounts sufficient to fund dividends to our stockholders in accordance with our dividend policy and, as further described below, to cover all applicable taxes payable by us and any payments we are obligated to make under the tax receivable agreements we entered into as part of the reorganization transactions, but we are limited in our ability to cause Virtu Financial to make these and other distributions to us (including for purposes of paying corporate and other overhead expenses and dividends) under our credit agreement. In addition, certain laws and regulations may result in restrictions on Virtu Financial's ability to make distributions to its equityholders (including us), or the ability of its subsidiaries to make distributions to it. These include:

  •
  the SEC Net Capital Rule (Rule 15c3-1) requires each of Virtu Financial's registered broker-dealer subsidiaries to maintain specified levels of net capital;

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  FINRA Rule 4110 imposes a requirement of prior FINRA approval for any distribution by Virtu Financial's FINRA member registered broker-dealer subsidiary in excess of 10% of its excess net capital; and

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  Virtu Financial's regulated Irish subsidiary must obtain prior approval from the Central Bank of Ireland for any distribution or dividend.

          To the extent that we need funds and Virtu Financial is restricted from making such distributions to us, under applicable law or regulation, as a result of covenants in our credit agreement or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

          Under the Third Amended and Restated Limited Liability Company Agreement of Virtu Financial (the "Amended and Restated Virtu Financial LLC Agreement"), we expect Virtu Financial from time to time to make pro rata distributions in cash to its equityholders, including the Founder Post-IPO Member, the Employee Trust, Virtu Employee Holdco and us, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Virtu Financial. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Virtu Financial's other equityholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate from (a) the exchange of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, (b) payments under the tax receivable agreements and (c) future deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member, we expect that these tax distributions will be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreements and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our shareholders. No adjustments to the exchange ratio for Virtu Financial Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one.

We are controlled by the Founder Post-IPO Member, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

          The Founder Post-IPO Member controls approximately 93.1% of the combined voting power of our common stock as a result of its ownership of our Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders.

          The Founder Post-IPO Member has the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders. This concentration of voting power with the Founder Post-IPO Member may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class B common stock and Class D common stock each have 10 votes per share on matters submitted to a vote of our stockholders, the Founder Post-IPO Member is able to control our Company as long as it owns at least 25% of our issued and outstanding common stock.

          The Founder Post-IPO Member's interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because the Founder Post-IPO Member holds part of its economic interest in our business through Virtu Financial, rather than through the public company, it may have conflicting interests with holders of shares of our Class A common stock. For example, the Founder Post-IPO Member may have a different tax position from us, which could influence its decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we entered into in connection with our initial public offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions — Tax Receivable Agreements." In addition, pursuant to the Exchange Agreement described under "Certain Relationships and Related Party Transactions — Exchange Agreement," the holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock are not required to participate in a proposed sale of our Company that is tax-free for our stockholders unless the transaction is also tax-free for such holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock. This requirement could limit structural alternatives available to us in any such proposed transaction and could have the effect of discouraging transactions that might benefit you as a holder of shares of our Class A common stock. See "Certain Relationships and Related Party Transactions — Exchange Agreement." In addition, the Founder Post-IPO Member's significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

          We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, the Founder Post-IPO Member is able to transfer control of us to a third party by transferring its shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

          Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" does not apply against the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. In addition, subject to the restrictions on competitive activities described below, Mr. Cifu is permitted to become engaged in, or provide services to, any other business or activity in which Mr. Viola is currently engaged or permitted to become engaged, to the extent that Mr. Cifu's level of participation in such businesses or activities is consistent with his current participation in such businesses and activities. The Amended and Restated Virtu Financial LLC Agreement provides that Mr. Viola, in addition to our other executive officers and our employees that are Virtu Post-IPO Members, including Mr. Cifu, may not directly or indirectly engage in certain competitive activities until the third anniversary of the date on which such person ceases to be an officer, director or employee of ours. The Silver Lake Equityholders, the Temasek Post-IPO Stockholder and our non-employee directors are not subject to any such restriction. See "Certain Relationships and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company Agreement." To the extent that the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder, our non-employee directors or any of their respective affiliates invests in other businesses, they may have differing interests than our other stockholders. Messrs. Viola and Cifu have business relationships outside of our business. See "Certain Relationships and Related Party Transactions — Other Transactions."

          For additional information regarding the share ownership of, and our relationship with, the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder, you should read the information under the headings "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions."

We have a substantial amount of indebtedness, which could negatively impact our business and financial condition.

          As of June 30, 2015, we had an aggregate of $502.4 million outstanding indebtedness under our senior secured credit facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

          Our substantial amount of indebtedness could limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities and react in an extended economic downturn.

          Despite our substantial indebtedness, we may still be able to incur significantly more debt. The incurrence of additional debt could increase the risks associated with our substantial leverage, including our ability to service our indebtedness. In addition, because borrowings under our senior secured credit facility bear interest at a variable rate, our interest expense could increase, exacerbating these risks. For instance, assuming an aggregate principal balance of $502.4 million outstanding under our senior secured credit facility, which was the amount outstanding as of June 30, 2015, a 1% increase in the interest rate we are charged on our debt would increase our annual interest expense by $5.02 million.

          In addition, the covenants in our credit agreement may negatively impact our ability to finance future operations or capital needs or to engage in other business activities. Our credit agreement requires us to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Our credit agreement also restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, repay other indebtedness, pay dividends, pledge assets, make investments, including in certain of our operating subsidiaries, make acquisitions or consummate mergers or consolidations and engage in certain transactions with subsidiaries and affiliates.

          A failure to comply with the restrictions contained in our credit agreement could lead to an event of default, which could result in an acceleration of our indebtedness. Our future operating results may not be sufficient to enable compliance with the covenants in our credit agreement or to remedy such a default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or to make any accelerated payments. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms. If we default on our indebtedness, our business, financial condition and results of operation could suffer a material adverse effect.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of the NASDAQ rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

          The Founder Post-IPO Member controls more than 50% of our combined voting power. As a result, we are considered a "controlled company" for purposes of the NASDAQ rules and corporate governance standards, and therefore we are permitted and have elected not to, comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ rules and corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. See "Management — Controlled Company."

We are required to pay the Virtu Post-IPO Members and the Investor Post-IPO Stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant.

          In connection with the reorganization transactions, we acquired equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers. In addition, we used a portion of the net proceeds from our initial public offering to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members, and certain employees. These acquisitions of interests in Virtu Financial resulted in tax basis adjustments to the assets of Virtu Financial that were allocated to us and our subsidiaries. Future acquisitions of interests in Virtu Financial, including through the use of the net proceeds received by us in this offering, are expected to produce favorable tax attributes. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, including the exchange by one of the selling stockholders to be completed in connection with this offering, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of such transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

          We entered into three tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (one with the Founder Post-IPO Member, the Employee Trust, Virtu Employee Holdco and other post-IPO investors, other than affiliates of Silver Lake Partners and affiliates of Temasek, another with the Investor Post-IPO Stockholders and the other with the Silver Lake Post-IPO Members) that provide for the payment by us to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from our initial public offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

          The actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

          The payments we are required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefits described above, future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers in connection with our initial public offering, and the purchases and exchanges to be completed in connection with this offering will aggregate approximately $218.4 million and range from approximately $8.1 million to $16.8 million per year over the next 15 years. Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Investor Post-IPO Stockholders' continued ownership of us.

          In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the "IRS") to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that in the case of a change in control of the Company, the Virtu Post-IPO Members and the Investor Post-IPO Stockholders have the option to terminate the applicable tax receivable agreement, and we are required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Virtu Post-IPO Members and the Investor Post-IPO Stockholder have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

          Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to Our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

          As of November 12, 2015, we had 34,305,052 shares (or 37,803,165 shares after giving effect to this offering) of Class A common stock outstanding, excluding 12,000,000 shares of Class A common stock issuable pursuant to the 2015 Management Incentive Plan and 104,142,307 shares (or 100,644,194 shares after giving effect to this offering) of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares, the 25,485,483 shares sold in our initial public offering and this offering will be freely tradable without further restriction under the Securities Act. Upon the completion of this offering, the remaining 112,961,876 outstanding shares of Class A common stock, including shares issuable upon exchange and/or conversion are "restricted securities," as that term is defined under Rule 144 of the Securities Act. The holders of these remaining 112,961,876 shares of our Class A common stock, including shares issuable upon exchange or conversion as described above are entitled to dispose of their shares pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. Additional sales of a substantial number of our shares of Class A common stock in the public market, or the perception that sales could occur, could have a material adverse effect on the price of our Class A common stock.

          We have filed a registration statement under the Securities Act registering 12,000,000 shares of our Class A common stock reserved for issuance under our 2015 Management Incentive Plan, and we entered into the Registration Rights Agreement pursuant to which we granted demand and piggyback registration rights to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder and piggyback registration rights to certain of the other Virtu Post-IPO Members. The registration statement of which this prospectus is a part was filed as a result of the exercise of demand registration rights by certain of the selling stockholders under the Registration Rights Agreement.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.

          Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act (the "JOBS Act"), our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2016. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. For the year ended December 31, 2013, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. This material weakness related to our inability to prepare accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources and level of technical accounting expertise within the accounting function. To address this material weakness, we hired senior accounting and finance employees, reallocated existing internal resources and retained third-party consultants to help enhance our internal controls over financial reporting following reviews of our accounting and finance function conducted by members of senior management and by a third-party consultant. Although no material weakness was identified for the year ended December 31, 2014, there can be no assurance that we will avoid future weaknesses or deficiencies. Any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, FINRA or other regulatory authorities, as well as increasing the risk of liability arising from litigation based on securities law.

We intend to pay regular dividends to our stockholders, but our ability to do so may be limited by our holding company structure, contractual restrictions and regulatory requirements.

          We intend to pay cash dividends on a quarterly basis. See "Market Prices and Dividend Policy." However, we are a holding company, with our principal asset being our direct and indirect equity interests in Virtu Financial, and we will have no independent means of generating revenue. Accordingly, as the sole managing member of Virtu Financial, we intend to cause, and will rely on, Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Employee Trust, Virtu Employee Holdco and us, to fund our dividends. When Virtu Financial makes such distributions, the other equityholders of Virtu Financial will be entitled to receive equivalent distributions pro rata based on their economic interests in Virtu Financial. See "Organizational Structure." In order for Virtu Financial to make distributions, it may need to receive distributions from its subsidiaries. Certain of these subsidiaries are or may in the future be subject to regulatory capital requirements that limit the size or frequency of distributions. See " — Risks Related to Our Business — Failure to comply with applicable regulatory capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies." If Virtu Financial is unable to cause these subsidiaries to make distributions, we may not receive adequate distributions from Virtu Financial in order to fund our dividends.

          Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to modify the amount of regular dividends and/or declare periodic special dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether. In addition, our credit agreement limits the amount of distributions our subsidiaries, including Virtu Financial, can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "Description of Capital Stock."

Provisions in our charter documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

          Our amended and restated certificate of incorporation and by-laws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective when the Founder Post-IPO Member or any of its affiliates or permitted transferees no longer beneficially own shares representing 25% of our issued and outstanding common stock (the "Triggering Event"):

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  the 10 vote per share feature of our Class B common stock and Class D common stock;

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  the division of our board of directors into three classes and the election of each class for three-year terms;

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  the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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  advance notice requirements for stockholder proposals and director nominations;

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  after the Triggering Event, provisions limiting stockholders ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

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  after the Triggering Event, in certain cases, the approval of holders of at least 75% of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or by-laws will be required to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our certificate of incorporation;

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  after the Triggering Event, the required approval of holders of at least 75% of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

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  the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

          These provisions of our amended and restated certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see "Description of Capital Stock."

          In addition, a third party attempting to acquire us or a substantial position in our Class A common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which certain of our regulated subsidiaries are subject. FINRA's NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm's equity and would include a change in control of a parent company. Similarly, Virtu Financial Ireland Limited is subject to change in control regulations promulgated by the Central Bank of Ireland. We may also be subject to similar restrictions in other jurisdictions in which we operate. These regulations could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock.

Our stock price may be volatile.

          The market price of our Class A common stock is subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our business. Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

We will incur increased costs as a result of being a public company.

          We have a limited history operating as a public company. As a public company, we incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of NASDAQ, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We have incurred increased costs as a result of compliance with these public company requirements, which require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We are required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations may make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action.

Our anticipated reliance on exemptions from certain disclosure requirements under the JOBS Act may deter trading in our Class A common stock.

          We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

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  provide an auditor attestation and report with respect to management's assessment of the effectiveness of our internal controls over financial reporting pursuant to section 404(b) of the Sarbanes-Oxley Act;

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  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

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  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency," and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period.

          We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

          Until such time, however, we cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, or publish projections for our business that exceed our actual results, our stock price and trading volume could decline.

          The trading market for our Class A common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, the analysts' projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project" or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

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  reduced levels of overall trading activity;

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  dependence upon trading counterparties and clearing houses performing their obligations to us;

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  failures of our customized trading platform;

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  risks inherent to the electronic market making business and trading generally;

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  increased competition in market making activities;

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  dependence on continued access to sources of liquidity;

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  risks associated with self-clearing and other operational elements of our business;

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  compliance with laws and regulations, including those specific to our industry;

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  obligation to comply with applicable regulatory capital requirements;

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  litigation or other legal and regulatory-based liabilities;

  •
  proposed legislation that would impose taxes on certain financial transactions in the European Union, the U.S. and other jurisdictions;

  •
  obligation to comply with laws and regulations applicable to our international operations;

  •
  enhanced media and regulatory scrutiny and its impact upon public perception of us or of companies in our industry;

  •
  need to maintain and continue developing proprietary technologies;

  •
  failure to maintain system security or otherwise maintain confidential and proprietary information;

  •
  capacity constraints, system failures, and delays;

  •
  dependence on third party infrastructure or systems;

  •
  use of open source software;

  •
  failure to protect or enforce our intellectual property rights in our proprietary technology;

  •
  risks associated with international operations and expansion, including failed acquisitions or dispositions;

  •
  fluctuations in currency exchange rates;

  •
  risks associated with potential growth and associated corporate actions;

  •
  inability to, or delay, in accessing the capital markets to sell shares or raise additional capital;

  •
  loss of key executives and failure to recruit and retain qualified personnel; and

  •
  risks associated with losing access to a significant exchange or other trading venue.

          These and other factors are more fully discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

          All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

          We and our predecessors have been in the electronic trading and market making business for approximately 12 years. We currently conduct our business through Virtu Financial and its subsidiaries. Mr. Viola, our Founder and Executive Chairman, is the sole manager of Virtu Financial.

          Prior to the commencement of the reorganization transactions, Virtu Financial had limited liability company interests outstanding in the form of Class A-1 interests, Class A-2 interests and Class B interests. Class A-2 interests included both Class A-2 capital interests and Class A-2 profits interests.

          The following diagram depicts Virtu Financial's organizational structure prior to the reorganization transactions and our initial public offering. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Virtu Financial's organizational structure.

Class A Interests

          Prior to the commencement of the reorganization transactions, the Class A-1 interests, Class A-2 capital interests and Class A-2 profits interests were owned as follows:

  •
  the Founder Pre-IPO Members owned 1,964,826 Class A-1 interests and 79,239,978 Class A-2 capital interests;

  •
  the Silver Lake Pre-IPO Member owned 7,381,224 Class A-1 interests;

  •
  the Temasek Pre-IPO Member owned 5,376,603 Class A-1 interests and 1,828,755 Class A-2 Capital interests;

  •
  the SLT Pre-IPO Member owned 12,242,173 Class A-1 interests;

  •
  Virtu Employee Holdco owned 5,485,438 vested and 576,493 unvested Class A-2 profits interests, and Virtu East MIP LLC, the other Management Vehicle ("Virtu East MIP"), owned 2,625,000 Class A-2 capital interests; and

  •
  the Management Members and other Virtu Pre-IPO Members owned 12,717,927 Class A-2 capital interests.

          In a sale or other specified capital transaction, holders of Class A-1 interests were entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests were entitled to receive distributions.

          The Class A-2 profits interests are treated similarly to the Class A-2 capital interests, except that they are not entitled to receive any distributions resulting from a transaction that implied a liquidation value of Virtu Financial that was less than the liquidation value of Virtu Financial on their date of grant. Certain of the Class A-2 profits interests vested over specified time periods, subject to the continued service of the applicable employee or director on each annual vesting date.

Class B Interests

          Prior to the commencement of the reorganization transactions, Virtu Financial also had limited liability company interests outstanding in the form of Class B interests, which represented, in a sale or other specified capital transaction, a percentage of the profits and appreciation in the equity value of Virtu Financial arising after the date of grant (such percentage of profits and appreciation, a "Class B percentage interest"). The Class B interests were issued directly to, and were held by, Virtu Employee Holdco, on behalf of certain members of the management of Virtu Financial that participate in the Virtu Financial LLC Management Incentive Plan (the "Existing Equity Incentive Plan"), and two of our executive officers. The Class B interests vested over a four-year period, subject to (i) the direct or indirect recipient's continued employment on each annual vesting date and (ii) the consummation of a sale transaction meeting specified criteria or an initial public offering (which vesting criteria was satisfied upon our initial public offering). Prior to the commencement of the reorganization transactions, Virtu Financial had outstanding Class B interests representing an aggregate 12.915% Class B percentage interest. Class B interests were not entitled to receive distributions of operating cash flow from Virtu Financial.

The Temasek Transaction

          On December 31, 2014, through a series of transactions, Temasek, acting through two indirect wholly owned subsidiaries, acquired direct or indirect ownership of 10,535,891 Class A-1 redeemable interests and 1,828,755 Class A-2 capital interests in Virtu Financial (the "Temasek Transaction"). Such investment was made as follows:

  •
  Temasek, acting through its indirect wholly owned subsidiary, the Temasek Pre-IPO Member, acquired 5,376,603 Class A-1 redeemable interests from investment funds and other entities affiliated with Silver Lake Partners;

  •
  Temasek, acting through the Temasek Pre-IPO Member, acquired 1,828,755 Class A-2 capital interests through a combination of the direct purchase of 1,614,322 Class A-2 capital interests from one Management Member (other than Messrs. Viola or Cifu and their affiliates) who held Class A-2 capital interests in Virtu Financial directly and the direct purchase of newly issued 214,433 Class A-2 capital interests from Virtu Financial, which used the proceeds of such purchase to redeem 214,433 Class A-2 profits interests in Virtu Financial held by Virtu Employee Holdco, which in turn used such proceeds to redeem Class A-2 profits interests of Virtu Employee Holdco that corresponded to such redeemed Class A-2 profits interests in Virtu Financial and that were held by certain Management Members (other than Messrs. Viola and Cifu and their affiliates); and

  •
  Temasek, acting through one of its indirect wholly owned subsidiaries, acquired a 42.1% interest in an affiliate of Silver Lake Partners, which indirectly held 12,242,173 Class A-1 interests. As a result, Temasek acquired an indirect interest in 5,159,288 Class A-1 redeemable interests.

          Following the Temasek Transaction, affiliates of Silver Lake Partners retained direct or indirect ownership of 14,464,109 Class A-1 redeemable interests.

The Reorganization Transactions

          Prior to our initial public offering, we completed an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps occurred:

  •
  we became the sole managing member of Virtu Financial;

  •
  in a series of transactions, Virtu East MIP liquidated, with its equity interests in Virtu Financial either being distributed to its members, including certain members of management, or contributed to Virtu Employee Holdco and certain employees of ours based outside the United States were distributed equity interests in Virtu Financial held by Virtu Employee Holdco on behalf of such employees and such equity interests were contributed to the Employee Trust;

  •
  two of the Founder Pre-IPO Members liquidated and distributed their equity interests in Virtu Financial to their equityholders, one of whom was TJMT Holdings LLC;

  •
  the SLT Pre-IPO Member distributed its equity interests in Virtu Financial to its equityholders, including Silver Lake Technology Associates III, L.P., one of the Silver Lake Post-IPO Members, and an affiliate of Silver Lake Partners and Temasek;

  •
  following a series of transactions, we acquired equity interests in Virtu Financial as a result of the Mergers, and in exchange we issued to the Investor Post-IPO Stockholders shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock issued to the Investor Post-IPO Stockholders was based on the value of the Virtu Financial equity interests that we acquired, which was determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in our initial public offering;

  •
  all of the existing equity interests in Virtu Financial were reclassified into Virtu Financial Units. The number of Virtu Financial Units issued to each member of Virtu Financial was determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in our initial public offering. The Virtu Financial Units received by Virtu Employee Holdco, the Employee Trust and the Management Members have the same vesting restrictions as the equity interests that were reclassified. Vested Virtu Financial Units are entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units are not entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they are cancelled by Virtu Financial for no consideration (and we cancel the related shares of Class C common stock for no consideration);

  •
  we amended and restated our certificate of incorporation and are authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. The Class A common stock and Class C common stock each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

          Shares of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders:

  •
  the Virtu Post-IPO Members subscribed for and purchased shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  •
  the Founder Post-IPO Member purchased 79,610,490 shares of our Class D common stock; and

  •
  the Silver Lake Post-IPO Members, Virtu Employee Holdco, the Employee Trust, the Management Members and the other Virtu Post-IPO Members purchased 25,087,373 shares of our Class C common stock;

  •
  the Founder Post-IPO Member was granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members were granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

  •
  the limited liability company agreement of Virtu Employee Holdco was amended such that, following our initial public offering:

  •
  the membership interests of Virtu Employee Holdco were reclassified into a number of restricted common units of Virtu Employee Holdco equal to the number of Virtu Financial Units held by Virtu Employee Holdco on behalf of its members;

  •
  the restricted common units of Virtu Employee Holdco remain subject to the vesting restrictions applicable to the membership interests from which they were reclassified;

  •
  at any time, subject to certain restrictions, members of Virtu Employee Holdco desiring to transfer their vested interests in us can elect to (i) cause Virtu Employee Holdco to distribute the vested Virtu Financial Units and corresponding shares of Class C common stock indirectly owned by such member to such member in redemption of its corresponding interests in Virtu Employee Holdco, (ii) exchange such Virtu Financial

      Units and corresponding shares of Class C common stock into shares of Class A common stock and/or (iii) transfer such shares of Class A common stock; and

    •
    the manager directs Virtu Employee Holdco to vote all securities attributable to it entitled to vote upon the election of our directors in accordance with the recommendation of our board of directors.

          We have not engaged in any business or other activities except in connection with the reorganization transactions and have no material assets other than our interest in Virtu Financial. Virtu Financial and its subsidiaries continue to operate the historical business of our Company.

Effect of the Reorganization Transactions and Our Initial Public Offering

          The reorganization transactions were intended to create a holding company that facilitates public ownership of, and investment in, our Company and were structured in a tax-efficient manner for our investors. Because we manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial, as its sole managing member, and also have a substantial financial interest in Virtu Financial, we consolidate the financial results of Virtu Financial, and a portion of our net income (loss) is allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial is under the common control of Mr. Viola and his affiliates, we accounted for the reorganization transactions as a reorganization of entities under common control and initially measured the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of the reorganization transactions.

          Certain Virtu Pre-IPO Members desired that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, continue to hold their ownership interests in Virtu Financial until such time in the future as they may elect to exchange their Virtu Financial Units and corresponding shares of our Class C common stock or Class D common stock, as applicable, with Virtu Financial for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

          On April 21, 2015, we completed our initial public offering of 19,012,112 shares of our Class A common stock and received $335.9 million in aggregate net proceeds. As a result of the completion of the reorganization transactions and our initial public offering, we held a 24.8% equity interest in Virtu Financial.

          After the completion of our initial public offering, we used the net proceeds from our initial public offering as follows:

  •
  we contributed $58.8 million of the net proceeds from our initial public offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in our initial public offering (3,327,164 Virtu Financial Units), and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which included financing growth; and

  •
  we used the remaining approximately $277.2 million of the net proceeds from our initial public offering to repurchase 3,470,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,214,224 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,862,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,351,615 Virtu Financial Units from certain employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in our initial public offering. None of the Founder Pre-IPO Members, the Founder Post-IPO

    Member, Mr. Viola, Mr. Cifu or any of their family members sold any equity interests in the Company in connection with the reorganization transactions or our initial public offering.

          See "Certain Relationships and Related Party Transactions — Purchases from Equityholders" for further details.

          The following diagram depicts our organizational structure following the reorganization transactions, our initial public offering and the application of the net proceeds therefrom, including all of the transactions described above. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure and does not reflect the impact of this offering:

*
Includes 3,853,555 unvested Virtu Financial Units and corresponding shares of Class C common stock.
**
Represents economic interest in Virtu Financial, Inc. and not Virtu Financial LLC.

          Upon completion of the transactions described above, our initial public offering and the application of the net proceeds therefrom:

  •
  we were appointed as the sole managing member of Virtu Financial and directly or indirectly held 34,305,052 Virtu Financial Units, constituting 24.8% of the outstanding equity interests in Virtu Financial;

  •
  the Founder Post-IPO Member held an aggregate of 79,610,490 shares of our Class D common stock and 79,610,490 Virtu Financial Units, constituting 57.5% of the outstanding equity interests in Virtu Financial, collectively representing 93.1%;

  •
  the Silver Lake Post-IPO Members held an aggregate of 3,100,579 shares of our Class C common stock and 3,100,579 Virtu Financial Units, representing 2.2% of the outstanding equity interests in Virtu Financial, collectively representing 0.4% of the combined voting power in us;

  •
  the Silver Lake Post-IPO Stockholder (collectively with the Silver Lake Post-IPO Members, the "Silver Lake Equityholders") held an aggregate of 2,975,258 shares of our Class A common stock, representing 0.4% of the combined voting power in us;

  •
  the Temasek Post-IPO Stockholder held an aggregate of 12,317,682 shares of our Class A common stock, representing 1.4% of the combined voting power in us;

  •
  Virtu Employee Holdco and the Employee Trust held, subject to the vesting restrictions described above, an aggregate of 15,451,532 shares of our Class C common stock and 15,451,532 Virtu Financial Units, constituting 11.2% of the outstanding equity interests in Virtu Financial, collectively representing 1.8% of the combined voting power in us;

  •
  the other Virtu Post-IPO Members, including the Management Members and other pre-IPO investors, held, subject to the vesting restrictions described above, an aggregate of 5,979,706 shares of Class C common stock and 5,979,706 Virtu Financial Units, constituting 4.3% of the outstanding equity interests in Virtu Financial, collectively representing 0.7% of the combined voting power in us; and

  •
  our public stockholders collectively held 19,012,112 shares of our Class A common stock, representing 2.2% of the combined voting power in us.

          Following this offering, the Silver Lake Equityholders will no longer hold any equity interest in us. Our public stockholders collectively will hold 25,485,483 shares of our Class A common stock, representing 3.0% of the combined voting power in us.

Holding Company Structure and Tax Receivable Agreements

          We are a holding company, and our principal asset is our ownership interests in Virtu Financial, which we hold directly and indirectly. The number of Virtu Financial Units we own, directly or indirectly, at any time equals the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Virtu Financial Unit that we own corresponds to one share of our Class A common stock or Class B common stock, and the total number of Virtu Financial Units owned directly or indirectly by us and the holders of our Class C common stock and Class D common stock at any given time equals the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Virtu Financial Units.

          We do not list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

          In connection with the reorganization transactions, we acquired existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to the Investor Post-IPO Stockholders. In addition, as described above, we used a portion of the net proceeds from our initial public offering to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members, and certain members of management. These acquisitions of interests in Virtu Financial resulted in favorable tax basis adjustments to the assets of Virtu Financial, and these basis adjustments were allocated to us and our subsidiaries. Future acquisitions of interests in Virtu Financial, including through the use of the net proceeds received by us in this offering, are expected to produce favorable tax attributes. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, including the exchanges by one of the selling stockholders to be completed in connection with this offering, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions.

          We entered into three tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (one with the Founder Post-IPO Member, Virtu Employee Holdco, the Employee Trust, the Management Members and other pre-IPO investors other than affiliates of Silver Lake Partners and affiliates of Temasek, another with the Investor Post-IPO Stockholders and the other with the Silver Lake Post-IPO Members) that provide for the payment by us to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from our initial public offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers, and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See "Risk Factors — We are required to pay the Virtu Post-IPO Members and the Investor Post-IPO Stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant" and "Certain Relationships and Related Party Transactions — Tax Receivable Agreements."

 USE OF PROCEEDS

          We estimate our net proceeds from this offering will be approximately $8.6 million, after deducting underwriting discounts and commissions of approximately $0.2 million. We intend to use our net proceeds from this offering to repurchase Virtu Financial Units and corresponding shares of Class C common stock from one of our employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering.

          We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders that may be sold by them pursuant to this prospectus. Pursuant to the Registration Rights Agreement, we have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of shares of Class A common stock pursuant to this prospectus, excluding underwriters' discounts and commissions.

          We estimate that the offering expenses (other than the underwriting discounts) will be approximately $1.0 million. All of such offering expenses (other than the underwriting discounts payable by the selling stockholders) will be paid for or otherwise borne by Virtu Financial.

MARKET PRICES AND DIVIDEND POLICY

          Market Prices.    Our Class A common stock has been listed on NASDAQ under the symbol "VIRT" since April 16, 2015. The following table sets forth for the periods indicated the high and low sale prices for our Class A common stock as reported by NASDAQ.

	High	Low
Period from April 16, 2015 through June 30, 2015	$24.22	$21.15
Period from July 1 through September 30, 2015	$24.29	$20.23
Period from October 1 through November 12, 2015	$25.26	$20.23

          The closing price of our common stock on NASDAQ on November 12, 2015 was $22.15 per share.

          Holders.    As of November 12, 2015, there were two stockholders of record of our Class A common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our Class A common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners is considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A substantially greater number of holders of our Class A common stock are "street name" or beneficial holders, whose shares of Class A common stock are held of record by banks, brokers and other financial institutions. Because such shares of Class A common stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

          Dividend Policy.    Our board of directors has adopted a policy of returning excess cash to our stockholders. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to pay dividends that will annually equal, in the aggregate, between 70% and 100% of our net income.

          The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, regulatory restrictions, business prospects and other factors that our board of directors considers relevant.

          Historically, Virtu Financial has generated cash from market making activities significantly in excess of the capital required to fund its required capital expenditures and the capital required to support its market making activities.

          Our board of directors declared a dividend of $0.24 per share of Class A common stock and Class B common stock that is payable on December 15, 2015 to holders of record as of December 1, 2015. A dividend of $0.24 per share of Class A common stock and Class B common stock was paid on September 15, 2015 to holders of record as of the close of business of September 1, 2015. Our current intent is to continue to pay a quarterly dividend of $0.24 per share of Class A common stock.

          Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to increase this regular dividend and/or declare and pay periodic special dividends to our stockholders. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant.

          We have funded our initial dividend from our portion of distributions made by Virtu Financial, from its available cash generations from operations. Because we are a holding company, we intend to continue funding any future dividends by causing Virtu Financial, in our capacity as its sole managing member, to make distributions to its equityholders, including the Founder Post-IPO Member, Virtu Employee Holdco, the Employee Trust, the Management Members and us.

          Historically, Virtu Financial has regularly declared and paid distributions on its equity interests during the years ended December 31, 2012, 2013 and 2014. During the year ended December 31, 2012, Virtu Financial declared and paid the following cash distributions, by quarter:

Year Ended December 31, 2012 (In millions)	Aggregate Cash Distributions
1st Quarter	$22.0
2nd Quarter	70.0
3rd Quarter	19.5
4th Quarter	22.9

Total distributions	$134.4

          During the year ended December 31, 2013, Virtu Financial declared and paid the following cash distributions, by quarter:

Year Ended December 31, 2013 (In millions)	Aggregate Cash Distributions
1st Quarter	$12.4
2nd Quarter	241.0	(1)
3rd Quarter	55.0
4th Quarter	125.0	(2)

Total distributions	$433.4

(1)
Includes a special distribution of $147.1 million to the members of Virtu Financial, representing the proceeds from an incremental term loan under our senior secured credit facility in May 2013.

(2)
Includes a special distribution of $98.4 million to the members of Virtu Financial, representing the incremental proceeds from the most recent refinancing of our senior secured credit facility in November 2013.

          During the year ended December 31, 2014, Virtu Financial declared the following cash distributions, by quarter:

Year Ended December 31, 2014 (In millions)	Aggregate Cash Distributions
1st Quarter	$45.0
2nd Quarter	45.7
3rd Quarter	35.0
4th Quarter	15.0

Total distributions	$140.7

          In addition, during years ended December 31, 2006 through 2011, Virtu Financial and Madison Tyler Holdings regularly declared and paid significant cash distributions to their respective members, in an aggregate amount of $934.5 million.

          In January, February and March 2015, Virtu Financial made additional cash distributions to its equityholders in an aggregate amount of $50.0 million, $20.0 million and $10.0 million, respectively. Subsequent to the consummation of our initial public offering, in June, August and September 2015, Virtu Financial made additional cash distributions to its equityholders, including us, in an aggregate amount of $37.0 million, $10.0 million, and $42.0 million, respectively, inclusive of the amount described in the following paragraph.

          Virtu Financial authorized distributions to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata, in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Market Prices and Dividend Policy") distributions, an amount based on operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. Such amount was determined to be approximately $50.0 million. As of November 12, 2015, $10.0 million of such amount has been distributed to the Virtu Pre-IPO Members. We expect the remaining $40.0 million of distributions, or the 2015 Distributions, will be funded from cash on hand.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015 on an actual basis and on a pro forma basis to reflect (i) this offering and the exchange by one of our selling stockholders of 3,100,579 Virtu Financial Units and corresponding shares of our Class C common stock for an equal number of shares of our Class A common stock, (ii) the use of net proceeds received by us from this offering, (iii) creation of certain tax assets in connection with this offering and the creation or acquisition of related liabilities in connection with the tax receivable agreements with certain Virtu Post-IPO Members and Investor Post-IPO Stockholders and (iv) the 2015 Distributions, as if each had occurred on June 30, 2015.

          This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2015
(in thousands)	Actual	Pro Forma
Cash and cash equivalents	$126,978	$81,978

Total long-term indebtedness	$495,312	$495,312
Equity:
Class A common stock, par value $0.00001 per share	—	—
Class B common stock, par value $0.00001 per share	—	—
Class C common stock, par value $0.00001 per share	—	—
Class D common stock, par value $0.00001 per share	1	1
Additional paid-in capital	115,274	115,435
Accumulated deficit	474	474
Accumulated other comprehensive income (loss)	412	412

Total stockholders' equity	116,161	116,322
Non-controlling interest	388,503	343,503

Total equity	504,664	459,825

Total capitalization	$999,976	$955,137

UNAUDITED PRO FORMA FINANCIAL INFORMATION

          The unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2015 and the year ended December 31, 2014 gives effect to (i) the reorganization transactions described under "Organizational Structure", (ii) our initial public offering and the use of proceeds of our initial public offering, (iii) the creation of certain tax assets in connection with our initial public offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders, (iv) this offering and the exchange by one of the selling stockholders of 3,100,579 Virtu Financial Units and corresponding shares of our Class C common stock for an equal number of shares of our Class A common stock, (v) the use of net proceeds received by us from this offering and (vi) the creation of certain tax assets in connection with this offering and the creation or acquisition of related liabilities in connection with the tax receivable agreements with certain Virtu Post-IPO Members and Investor Post-IPO Stockholders, as if each had occurred on January 1, 2014.

          The unaudited pro forma condensed consolidated statement of financial condition as of June 30, 2015 gives effect to (i) this offering and the exchange by one of our selling stockholders of 3,100,579 Virtu Financial Units and corresponding shares of our Class C common stock for an equal number of shares of our Class A common stock, (ii) the use of net proceeds received by us from this offering, (iii) creation of certain tax assets in connection with this offering and the creation or acquisition of related liabilities in connection with the tax receivable agreements with cerain Virtu Post-IPO Members and Investor Post-IPO Stockholders and (iv) the distribution of $40.0 million to the Virtu Pre-IPO Members, which will be funded from cash on hand (as further described under "Market Prices and Dividend Policy"), as if each had occurred on June 30, 2015.

          The unaudited pro forma financial information has been prepared by our management and is based on Virtu Financial's historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

          Our historical financial information reflect, for periods prior to April 16, 2015 (the period prior to completion of the reorganization transactions), the operations of Virtu Financial and its consolidated subsidiaries. On or after April 16, 2015, our historical financial information reflects the operations of the Company and its consolidated subsidiaries (including Virtu Financial).

          For purposes of the unaudited pro forma financial information, the ownership percentage represented by Virtu Financial Units not held by us will be 72.7%; and the net income attributable to Virtu Financial Units not held by us will accordingly represent 79.9% of our net income. The higher percentage of net income attributable to Virtu Financial Units not held by us over the ownership percentage of Virtu Financial Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and our initial public offering that is entirely attributable to our interest.

          We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Virtu Financial. See "Notes to Unaudited Pro Forma Financial Information" for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

          The unaudited pro forma financial information should be read together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Virtu Financial's respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

Six Months Ended June 30, 2015

(In thousands, except per share data)	Actual	Adjustments for the Reorganization Transactions	Adjustments for our initial public offering		As Adjusted Before this offering	Adjustments for this Offering and the Use of Proceeds		Pro Forma
Revenues:
Trading income, net	$383,722	—	—		$383,722	—		$383,722
Interest and dividends income	14,597	—	—		14,597	—		14,597
Technology services	5,188	—	—		5,188	—		5,188

Total revenue	403,507	—	—		403,507	—		403,507
Operating Expenses:
Brokerage, exchange and clearance fees, net	117,639	—	—		117,639	—		117,639
Communication and data processing	35,492	—	—		35,492	—		35,492
Employee compensation and payroll taxes	42,065	—	2,269	(a)	44,334	—		44,334
Interest and dividends expense	26,407	—	—		26,407	—		26,407
Operations and administrative	12,431	—	—		12,431	—		12,431
Depreciation and amortization	17,849	—	—		17,849	—		17,849
Amortization of purchased intangibles and acquired capitalized software	106	—	—		106	—		106
Termination of office leases	2,729	—	—		2,729	—		2,729
Charges related to share based compensation at IPO	44,194	—	(38,060	)(a)	6,134	—		6,134
Financing interest expense on senior secured credit facility	14,861	—	(961	)(b)	13,900	—		13,900

Total operating expenses	313,773	—	(36,752)		277,021	—		277,021
Income before income taxes and non controlling interest	89,734	—	36,752		126,486	—		126,486
Provision for (benefit from) income taxes	4,725	6,727 (c)	3,236	(c)	14,688	1,004	(c)	15,692

Net income	$85,009	(6,727)	33,516		111,798	(1,004)		110,794
Non-controlling interest	(84,535)	—	(7,057	)(d)	(91,592)	3,076	(d)	(88,515)

Net income available for common stockholders	$474	$(6,727)	$26,460		$20,206	$2,072		$22,279

Basic and diluted earnings per share of Class A Common stockholders:
Basic	0.01	—	—		—	—	(e)	$0.59
Diluted	0.01	—	—		—	—	(e)	$0.59
Weighted average common shares outstanding
Basic	34,305,052	—	—		—	—	(e)	37,803,165
Diluted	34,529,349	—	—		—	—	(e)	37,803,165

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2014

(In thousands, except per share data)	Actual	Adjustments for the Reorganization Transactions	Adjustments for Our Initial Public Offering		As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds		Pro Forma
Revenues:
Trading income, net	$685,150	—	—		$685,150	—		$685,150
Interest and dividends income	27,923	—	—		27,923	—		27,923
Technology services	9,980	—	—		9,980	—		9,980

Total revenue	723,053	—	—		723,053	—		723,053
Operating Expenses:
Brokerage, exchange and clearance fees, net	230,965	—	—		230,965	—		230,965
Communication and data processing	68,847	—	—		68,847	—		68,847
Employee compensation and payroll taxes	84,531	—	7,057	(a)	91,588	—		91,588
Interest and dividends expense	47,083	—	—		47,083	—		47,083
Operations and administrative	21,923	—	—		21,923	—		21,923
Depreciation and amortization	30,441	—	—		30,441	—		30,441
Amortization of purchased intangibles and acquired capitalized software	211	—	—		211	—		211
Acquisition related retention bonus	2,639	—	—		2,639	—		2,639
Initial public offering fees and expenses	8,961	—	—		8,961	—		8,961
Transaction advisory fees and expenses	3,000	—	—		3,000	—		3,000
Charges related to share based compensation at IPO	—	—	12,268	(a)	12,268	—		12,268
Financing interest expense on senior secured credit facility	30,894	—	(2,572	)(b)	28,322	—		28,322

Total operating expenses	529,495	—	16,753		546,248	—		546,248
Income before income taxes	193,558	—	(16,753)		176,805	—		176,805
Provision for income taxes	3,501	16,173 (f)	(1,475)	(f)	18,199	1,481	(f)	19,680

Net income	$190,057	(16,173)	(15,278)		158,606	(1,481)		157,125
Net income attributable to non-controlling interest	—	—	(130,362	)(d)	((130,362)	4,379	(d)	(125,983)

Net income attributable to Virtu Financial, Inc.	$190,057	$(16,173)	$(145,640)		$28,244	$2,898		$31,142

Basic and diluted earnings per share of Class A Common stockholders:
Basic	—	—	—		—	—	(e)	$0.82
Diluted	—	—	—		—	—	(e)	$0.82
Weighted average number of shares used in computing earnings per share
Basic	—	—	—		—	—	(e)	37,803,165
Diluted	—	—	—		—	—	(e)	37,803,165

See accompanying notes to unaudited pro forma financial information.

 Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition

As of June 30, 2015

(in thousands, except share and interest data)	Actual	Adjustments for 2015 Distributions to Pre-IPO Equityholders		As Adjusted Before this Offering	Adjustments for this Offering		Adjustments for the Use of Proceeds		Pro Forma
Assets
Cash and cash equivalents	$126,978	$(45,000	)(g)	81,978	8,607	(h)	(8,607	)(h)	$81,978
Securities borrowed	667,970	—		667,970	—		—		667,970
Securities purchased under agreements to resell	31,050	—		31,050	—		—		31,050
Receivables from broker dealers and clearing organizations	691,163	—		691,163	—		—		691,163
Trading assets, at fair value:
Financial instruments owned	1,658,086	—		1,658,086	—		—		1,658,086
Financial instruments owned and pledged	399,306	—		399,306	—		—		399,306
Property, equipment and capitalized software (net of accumulated depreciation of $107,605 as of June 30, 2015)	47,113	—		47,113	—		—		47,113
Goodwill	715,379	—		715,379	—		—		715,379
Intangibles (net of accumulated amortization)	1,308	—		1,308	—		—		1,308
Deferred tax asset	163,423	—		163,423	34,906	(i)	—		198,329
Other assets	34,944	—		34,944	—		(1,026)	(k)	33,918

Total assets	$4,536,720	$(45,000)		$4,491,720	$43,513		$(9,633)		$4,525,600

Liabilities and equity
Liabilities
Securities loaned	$876,782	—		876,782	—		—		876,782
Securities sold under agreements to repurchase	246	—		246	—		—		246
Payables to broker dealers and clearing organizations	568,459	—		568,459	—		—		568,459
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased	1,785,628	—		1,785,628	—		—		1,785,628
Tax receivable agreement obligations	184,679	—		184,679	33,719	(i)	—		218,398
Accounts payable and accrued expenses and other liabilities	120,950	—		120,950	—		—		120,950
Senior secured credit facility	495,312	—		495,312	—		—		495,312

Total liabilities	$4,032,056	$—		$4,032,056	$33,719		$—		$4,065,775

Stockholders' equity
Class A common stock (par value $0.00001), Authorized — 1,000,000,000 shares, Issued and Outstanding — 37,803,165 shares at June 30, 2015	—	—		—	—		—	(h)(j)	—
Class B common stock (par value $0.00001), Authorized — 175,000,000 shares, Issued and Outstanding — 0 shares at June 30, 2015	—	—		—	—		—		—
Class C common stock (par value $0.00001), Authorized — 90,000,000 shares, Issued and Outstanding — 21,033,704 shares at June 30, 2015	—	—		—	—		—	(h)(j)	—
Class D common stock (par value $0.00001), Authorized — 175,000,000 shares, Issued and Outstanding — 79,610,490 shares at June 30, 2015	1	—		1	—		—		1
Additional paid-in capital	115,274	—		115,274	9,794	(i)(j)(k)	(9,633	)(k)	115,435
Retained Earnings (Accumulated deficit)	474	—		474	—		—		474
Accumulated other comprehensive income (loss)	412	—		412	—		—		412

Total stockholders' equity	116,161	—		116,161	9,794		(9,633)		116,322
Noncontrolling interest	388,503	(45,000	)(g)	343,503	—		—		343,503

Total equity	$504,664	$(45,000)		$459,664	$9,794		$(9,633)		$459,825

Total liabilities and equity	$4,536,720	$(45,000)		$4,491,720	$43,513		$(9,633)		$4,525,600

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(a)
Reflects the effects of the following:

Employee compensation and payroll taxes

–
Approximately $3.5 million and $(1.2) million of (i) expected recurring compensation expenses for the six months ended June 30, 2015 in respect of the time-based vesting of stock options with respect to an aggregate of 9,228,000 shares of Class A common stock issued in connection with our initial public offering under the 2015 Management Incentive Plan and (ii) exclusion of compensation expenses reflected in our historical financial information for the six months ended June 30, 2015, respectively. The stock options had an exercise price equal to the public offering price of our Class A common stock in our initial public offering and vest equally over a four-year period beginning on the grant date; and

–
Approximately $7.1 million of expected recurring compensation expenses for the year ended December 31, 2014 in respect of the time-based vesting of stock options with respect to an aggregate of 9,228,000 shares of Class A common stock issued in connection with our initial public offering under the 2015 Management Incentive Plan. The stock options had an exercise price equal to the public offering price of our Class A common stock in our initial public offering and vest equally over a four-year period beginning on the grant date.

Charges related to share based compensation at IPO

–
Approximately $6.1 million and $(44.2) million of (i) expected recurring compensation expenses for the six months ended June 30, 2015 in respect of the time-based vesting of pre-IPO Class B and East MIP Class B interests in Virtu Financial vesting upon the consummation of our initial public offering and (ii) exclusion of non-recurring compensation expenses reflected in our historical financial information for the six months ended June 30, 2015, respectively, in respect of the outstanding time vested Class B and East MIP Class B recognized at the consummation of our initial public offering, respectively; and

–
Approximately $12.3 million of expected recurring compensation expenses for the year ended December 31, 2014 in respect of the time-based vesting of pre-IPO Class B and East MIP Class B interests in Virtu Financial vesting upon the consummation of our initial public offering.

The remaining unvested amounts relating to Class B interests and stock options were $3.4 million and $17.6 million as of June 30, 2015, respectively, and vest over a weighted average time period of 0.3 and 2.5 years, respectively. With respect to the unvested pre-IPO Class B interests, such vesting over a period ending on December 31, 2017 increases the non-controlling interests, assuming such interests are not exchanged for Class A common stock of Virtu Financial, Inc.

We applied ASC 718, Compensation—Stock Compensation, in accounting for the Class B interests and stock option awards. Share-based compensation expense relating to Class B interests, which is recognized over a four-year service period and only upon the occurrence of an initial public offering, was determined using the fair value at the date of grant based on the equity value of Virtu Financial through the application of the Black-Scholes-Merton model. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies for a period equal to the estimated time until the liquidity event.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

  Share-based compensation expense relating to the stock options, which is recognized over a four-year service period, was determined using the fair value at the date of grant through the application of the Black-Scholes-Merton model, using the initial public offering price, the expected dividend rate, the risk-free interest rate and the "simplified" method in accordance Staff Accounting Bulletin No. 110 to determine the expected term. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies.

(b)
Reflects a 0.5% per annum reduction in the interest rate applicable to the outstanding term loan balance under our senior secured credit facility upon the consummation of our initial public offering.

(c)
Represents the additional current income tax expense for the period based on an effective income tax rate of 12.4%, determined based on the U.S. federal income tax rate applicable to corporations of 35.0%, less the rate attributable to non-controlling interest of 25.4%, plus any state, local and foreign taxes net of federal tax benefit of 2.8%. After giving effect to the adjustments for the reorganization transactions, our initial public offering and this offering, the additional current income tax provision (benefit) on our 27.3% interest in Virtu Financial was $6.7 million, $3.2 million and $1.0 million, respectively, for the six months ended June 30, 2015.

(d)
Represents the portion of the stockholder's equity owned by the current members of Virtu Financial after the reorganization transactions and our initial public offering. Immediately following the completion of our initial public offering and this offering, the ownership percentage represented by Virtu Financial Units not held by us will be 72.7%, and the net income attributable to Virtu Financial Units not held by us accordingly will represent 79.9% of our net income. The higher percentage of net income attributable to Virtu Financial Units not held by us over the ownership percentage of Virtu Financial Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions, our initial public offering and this offering that is entirely attributable to our interest.

(e)
The weighted average number of shares underlying the basic earnings per share calculation reflects 37,803,165 shares of Class A common stock outstanding after our initial public offering and this offering as they are the only outstanding shares which participate in the economics of Virtu Financial, Inc. The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the 37,803,165 shares of Class A common stock outstanding after our initial public offering but does not include the conversion of the Class A common stock options as they were deemed to have an anti-dilutive impact at this time. Additionally, the conversion of Class C and Class D common shares would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion.

(f)
Represents the additional current income tax expense for the period based on an effective income tax rate of 11.1%, determined based on the U.S. federal income tax rate applicable to corporations of 35.0%, less the rate attributable to non-controlling interest of 25.4%, plus any state, local and foreign taxes net of federal tax benefit of 1.5%. After giving effect to the adjustments for the reorganization transactions, our initial public offering and this offering, the additional current income tax provision (benefit) on our 27.3% interest in Virtu Financial was

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

  $16.2 million, $1.5 million and $(1.5) million, respectively, for the year ended December 31, 2014.

(g)
Virtu Financial authorized distributions to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata, in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Market Prices and Dividend Policy") distributions, an amount based on operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2015 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. Such amount was determined to be approximately $50.0 million. As of June 30, 2015, $5.0 million of such amount has been distributed to the Virtu Pre-IPO Members ($10.0 million as of November 12, 2015). We expect the remaining $45.0 million of distributions will be funded from cash on hand ($40.0 million remaining as of November 12, 2015).

(h)
We estimate our gross proceeds from this offering will be approximately $8.6 million, after deducting underwriting discounts and commissions of approximately $0.2 million. We intend to use our net proceeds from this offering to repurchase Virtu Financial Units and corresponding shares of Class C common stock from one of our employees at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering.

(i)
Reflects adjustment to give effect to $34.9 million of amortizable tax basis related to amounts recognized as taxable income by SLP Virtu Investors, LLC and one of our employees. The total tax benefit expected in connection with the amortization of this tax basis is approximately $39.7 million, which is amortized over 15 years pursuant to Section 197 of the Internal Revenue Code. We have entered into an agreement with the Virtu Pre-IPO Members to pay them 85% of the tax savings (or $33.7 million) as the tax reduction is realized by us and the obligation to make those payments has been recognized as a liability (referred to as "TRA liability"). The $1.2 million difference between the deferred tax asset recognized and the TRA liability is recorded as an increase to additional paid-in-capital.

(j)
Reflects adjustments to give effect to issuance of 3,100,579 shares of Class A common stock to one of the selling stockholders, and rights to receive payments under a tax receivable agreement, upon exchange for an equal number of Virtu Financial Units and corresponding shares of our Class C common stock.

(k)
Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds from offering of Class A common stock	$8,805
Payment of underwriting discounts and commissions in connection with this offering	(198)
Purchase of Virtu Financial Units and shares of Class C common stock from certain Virtu Post-IPO Members	(8,607)
Reclassification of costs incurred in this offering from other assets to additional paid-in capital	(1,026)

$(1,026)

SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth selected historical consolidated financial data of Virtu Financial for the periods beginning on and after January 1, 2012. We were formed on October 16, 2013 and, prior to the consummation of the reorganization transactions and our initial public offering, did not conduct any activities other than those incident to our formation and our initial public offering. The consolidated statements of comprehensive income data for the six months ended June 30, 2015 and 2014 and statements of financial condition data as of June 30, 2015 have been derived from our financial statements included elsewhere in this prospectus. Our financial statements reflect, for all the periods prior to April 16, 2015 (the period prior to completion of the reorganization transactions), the operations of Virtu Financial and its consolidated subsidiaries, and for all periods on or after April 16, 2015, the operations of the Company and its consolidated subsidiaries (including Virtu Financial). The consolidated statements of comprehensive income data for the years ended December 31, 2014, 2013 and 2012 and statements of financial condition data as of December 31, 2014 and 2013 have been derived from Virtu Financial's audited financial statements.

          You should read the following information in conjunction with "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Virtu Financial's respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended Dec. 31,
(In thousands)	2015	2014	2014	2013	2012
	(Unaudited)
Consolidated Statements of Comprehensive Income Data:
Revenues
Trading income, net	$383,722	$318,539	$685,150	$623,733	$581,476
Interest and dividends income	14,597	12,769	27,923	31,090	34,152
Technology services	5,188	4,963	9,980	9,682	—

Total revenues	403,507	336,271	723,053	664,505	615,628
Operating Expenses
Brokerage, exchange and clearance fees, net	117,639	108,271	230,965	195,146	200,587
Communication and data processing	35,492	33,312	68,847	64,689	55,384
Employee compensation and payroll taxes	42,065	38,868	84,531	78,353	63,836
Interest and dividends expense	26,407	22,710	47,083	45,196	48,735
Operations and administrative	12,431	12,125	21,923	27,215	27,826
Depreciation and amortization	17,849	13,962	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	106	106	211	1,011	71,654
Acquisition cost	—	—	—	—	69
Acquisition related retention bonus	—	2,487	2,639	6,705	6,151
Termination of office leases(1)	2,729	849	—	—	—
Impairment of intangible assets	—	—	—	—	1,489
Lease abandonment	—	—	—	—	6,134
Debt issue cost related to debt refinancing(2)	—	—	—	10,022	—
Initial public offering fees and expenses(3)	—	8,901	8,961	—	—
Charges related to share based compensation at IPO(4)	44,194	—	—	—	—
Transaction advisory fees and expenses(5)	—	—	3,000	—	—
Financing interest expense on senior secured credit facility	14,861	15,299	30,894	24,646	26,460

Total operating expenses	313,773	256,890	529,495	476,905	526,300

	Six Months Ended June 30,		Years Ended Dec. 31,
(In thousands)	2015	2014	2014	2013	2012
	(Unaudited)
Income before income taxes	89,734	79,381	193,558	187,600	89,328

Provision for income taxes	4,725	(350)	3,501	5,397	1,768

Net income	85,009	$79,731	$190,057	$182,203	$87,560
Noncontrolling interest	(84,535)	—	—	—	—
Net income available for common stockholders	474	—	—	—	—

Other Comprehensive Income, Net of Taxes
Foreign exchange translation adjustment	(3,001)	(163)	(5,032)	1,382	548

Comprehensive income	82,008	$79,568	$185,025	$183,585	$88,108

	As of June 30,	As of Dec. 31,
	2015	2014	2013
	(Unaudited)
Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$126,978	$75,864	$66,010
Total assets	4,536,720	3,324,561	3,963,570
Senior secured credit facility	495,312	500,827	507,725
Total liabilities	4,032,056	2,817,863	3,510,282
Class A-1 redeemable interest(7)	—	294,433	250,000
Total equity	504,664	212,265	203,288

(1)
Represents an accelerated expense of approximately $2.7 million from future lease payments of one of our office locations during the six months ended June 30, 2015. During the six months ended June 30, 2014, we recorded a deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

(2)
In connection with the Madison Tyler Transactions, Virtu Financial entered into a $320.0 million senior secured credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(3)
Initial public offering fees and expenses reflect costs directly attributable to the Company's initial public offering process, which was postponed in April 2014. The Company accounted for such costs in accordance with ASC 340-10, Other Assets and Deferred Costs. ASC 340 states that costs directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital, but for an offering postponed for a period greater than 90 days, the offering costs must be charged as an expense in the period the offering process was postponed.

(4)
Represents non-cash compensation expenses in respect of the outstanding time vested Class B interests of Virtu Financial and East MIP Class B interests recognized at the consummation of our initial public offering and through the period ended June 30, 2015, net of $9.5 million and $8.0 million in capitalization and amortization, respectively, of the costs attributable to employees incurred in development of software for internal use, during the six months ended June 30, 2015.

(5)
Transaction advisory fees reflect professional fees incurred by the Company in connection with the Temasek Transaction, which was consummated on December 31, 2014.

(6)
The Class A-1 interests of Virtu Financial were convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders were entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial were entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial were reclassified into Virtu Financial Units. See "Organizational Structure — The Reorganization Transactions."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following management's discussion and analysis of our financial condition and results of operations covers the six months ended June 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012. You should read the following discussion together with our and Virtu Financial's consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to certain risks and uncertainties. Actual results and timing of events could differ materially from those discussed in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus. See "Risk Factors" and "Forward-Looking Statements."

 Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities and other financial instruments, and we generate revenue by buying and selling large volumes of securities and other financial instruments and earning small bid/ask spreads on individual transactions. We make markets by providing quotations to buyers and sellers in more than 11,000 securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for securities and other financial instruments and thereby providing to market participants an efficient means to transfer risk. Market participants benefit from the increased liquidity, lower overall trading costs and execution certainty that we provide.

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of any particular market and we do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held.

          Our revenue generation is driven primarily by transaction volume across a broad range of securities and other financial instruments, asset classes and geographies. We avoid the risk of long or short positions in favor of earning small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. We also generate revenue from interest and dividends on securities that we hold from time to time in connection with our market making activities and, beginning in 2013, from the sale of licensed technology and related services. Our revenues are also impacted by levels of volatility in a given period. Increases in market volatility can cause bid/ask spreads to widen as market participants are willing to incur greater costs to transact, which we benefit from.

          Virtu Financial was formed as a Delaware limited liability company on April 8, 2011 in connection with the Madison Tyler Transactions, when the members of Virtu Financial's predecessor entity, Virtu East, which was formed and commenced operations on March 19, 2008, exchanged their interests in Virtu East for interests in Virtu Financial. On July 8, 2011, we completed our acquisition of Madison Tyler Holdings, which was co-founded by Mr. Vincent Viola, our Founder and Executive Chairman. Madison Tyler Holdings was an electronic trading firm and market maker on numerous exchanges and electronic marketplaces in equities, fixed income, currencies and commodities, and the Madison Tyler Transactions expanded our geographic and product market as well as our market penetration in existing markets. On December 9, 2011, we acquired the DMM business of Cohen Capital Group ("CCG"), giving us the right to act as a DMM in 258 symbols on the NYSE and NYSE MKT (formerly NYSE Amex). On September 14, 2012, we acquired the European ETF market making assets of Nyenburgh, which include market making relationships with European ETF issuers and trading relationships with over-the-counter counterparties. Virtu Financial is a holding company that conducts its business through its operating subsidiaries.

          We believe that the key variable that impacts our revenues most strongly is the overall level of volumes in the various markets we serve. We make markets in more than 11,000 listed securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world, and we generate revenue by earning small bid/ask spreads on large trading volumes. We believe that the most relevant asset class distinctions and venues for the markets we serve include the following:

Asset Classes	Selected Venues in Which We Make Markets
Americas Equities	NYSE, NASDAQ, DirectEdge, NYSE Arca, NYSE MKT, BATS, IEX, TMX, ICE, CME, BM&F Bovespa, major private liquidity pools
EMEA Equities
London Stock Exchange, Borsa Italiana, SIX Swiss Exchange, Euronext (Paris, Amsterdam, Brussels, Lisbon), XETRA, Bolsa de Madrid, EUREX, ICE Futures Europe, Turquoise Exchange, BATS Chi-x Europe, Johannesburg Stock Exchange
APAC Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies	CME, ICE, Currenx, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

Basis of Preparation

          We were formed as a Delaware corporation on October 16, 2013 and, prior to the reorganization transactions and our initial public offering, did not conduct any activities other than those incident to our formation and our initial public offering. The consolidated statements of comprehensive income data for the six months ended June 30, 2015 and 2014 and statements of financial condition data as of June 30, 2015 have been derived from our financial statements included elsewhere in this prospectus. Our financial statements reflect, for periods prior to April 16, 2015 (the period prior to completion of the reorganization transactions), the operations of Virtu Financial and its consolidated subsidiaries and for all periods on or after April 16, 2015, the operations of the Company and its consolidated subsidiaries (including Virtu Financial). The consolidated statements of comprehensive income data for the years ended December 31, 2014, 2013 and 2012 and statements of financial condition data as of December 31, 2014 and 2013 have been derived from Virtu Financial's audited financial statements. As a result, our historical financial statements may not reflect our future operating results because they do not reflect the reorganization transactions on our initial public offering for all periods.

Components of Our Results of Operations

          The following discussion sets forth certain components of our consolidated statements of comprehensive income as well as factors that impact such components. We present our results under one reportable segment, which is consistent with our structure and how we manage our business.

Total Revenues

          The majority of our revenues are generated through market making activities and are recorded as trading income. In addition, we generate revenues from interest and dividends income as well as the sale of licensed technology and related services.

          Trading Income, Net.    Trading income, net, represents revenue earned from bid/ask spreads. Trading income is generated in the normal course of our market making activities and is typically proportional to the level of trading activity, or volumes, in the asset classes we serve. Our trading income is highly diversified by asset class and geography and is comprised of small amounts earned on millions of trades on various exchanges, primarily in Americas, EMEA and APAC equities, global currencies, global commodities, including energy and metals, and options, fixed income and other securities. Trading income, net, includes trading income earned from bid/ask spreads. Our trading income, net, results from gains and losses associated with economically neutral trading strategies, which are designed to capture small bid ask spreads and often involve making markets in a derivative versus a correlated instrument that is not a derivative. These transactions often result in a gain or loss on the derivative and a corresponding loss or gain on the non-derivative. Trading income, net, accounted for 95% of our total revenues for the six months ended June 30, 2015 and 2014. Trading income, net, accounted for approximately 95%, 94% and 94% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

          Interest and Dividends Income.    Our market making activities require us to hold an inventory of securities on a regular basis, and we generate revenues in the form of interest and dividends income from these securities. Interest is earned on securities borrowed from other market participants pursuant to collateralized financing arrangements and on cash held by brokers. Dividends income arises from holding market making positions over dates on which dividends are paid to shareholders of record.

          Technology Services.    We began providing technology services to a third party in 2013 pursuant to a three-year arrangement. Technology services revenues represent fees charged for the licensing of our proprietary technology and the provision of related services, including hosting, management and support. These fees generally include an up-front component and a recurring fee for the relevant term. Revenue is recognized ratably for these services over the contractual term of the agreement.

Adjusted Net Trading Income

          Adjusted Net Trading Income is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate net basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is overall market volume levels in securities and other financial instruments. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following table shows our percentage of Adjusted Net Trading Income by asset class for the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012.

	Percentage of Adjusted Net Trading Income by Asset Class
	Six Months Ended June 30,		Years Ended Dec. 31,
	2015	2014	2014	2013	2012
Americas Equities(1)	22%	26%	26%	27%	30%
EMEA Equities	12%	13%	12%	11%	13%
APAC Equities	8%	7%	7%	11%	11%
Global Commodities	25%	25%	21%	23%	26%
Global Currencies	26%	23%	25%	20%	14%
Options, Fixed Income and Other Securities	6%	9%	10%	9%	7%
Unallocated(2)	1%	(3)%	(1)%	(1)%	(1)%

Total Adjusted Net Trading Income	100%	100%	100%	100%	100%

(1)
For the six months ended June 30, 2015, our percentage of Adjusted Net Trading Income from Americas equities consisted of 17% attributable to U.S. equities and 5% attributable to Canadian and Latin American equities, respectively. In 2014, 2013 and 2012, our percentage of Adjusted Net Trading Income for Americas Equities consisted of 20%, 20% and 24% attributable to U.S. equities and 6%, 7% and 6% attributable to Canadian and Latin American equities, respectively.

(2)
Under our methodology for recording "trading income, net" in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets and liabilities in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we do so on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

Operating Expenses

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage, exchange and clearance fees are our most significant expense and include the direct expenses of executing and clearing transactions we consummate in the course of our market making activities. Brokerage, exchange and clearance fees include fees paid to various prime brokers, exchanges and clearing firms for services such as execution of transactions, prime brokerage fees, access fees and clearing expenses. These expenses generally increase and decrease in direct correlation with our volumes and the level of trading activity in the markets we serve. Execution fees are paid primarily to electronic exchanges and venues where we trade. Clearance fees are paid to clearing houses and clearing agents. Rebates based on volume discounts, credits or payments received from exchanges or other market places are netted against brokerage, exchange and clearance fees.

          Communication and Data Processing.    Communication and data processing represent primarily fixed expenses for leased equipment, equipment co-location, network lines and connectivity for our trading centers and co-location facilities. More specifically, communications expense consists primarily of the cost of voice and data telecommunication lines supporting our business, including connectivity to data centers and exchanges, markets and liquidity pools around the world, and data processing expense consists primarily of market data fees that we pay to third parties to receive price quotes and related information.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes include employee salaries, cash incentive compensation, employee benefits, payroll taxes, severance and other employee related costs. Non-cash compensation includes the stock-based-incentive compensation paid to employees in the form of Class A-2 profits interests in Virtu Employee Holdco, which holds corresponding Class A-2 profits interests in Virtu Financial. Upon the consummation of our initial public offering, the Class A-2 profits interests in Virtu Employee Holdco converted into common units of Virtu Employee Holdco, and the corresponding Class A-2 profits interests in Virtu Financial that are held by Virtu Employee Holdco, together with all other equity interests in Virtu Financial converted into Virtu Financial Units. We have capitalized and excluded from this calculation employee compensation and benefits related to software development of $5.5 million and $5.1 million for the six months ended June 30, 2015 and 2014, respectively, and $9.8 million, $10.1 million and $11.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

          Interest and Dividends Expense.    We incur interest expense from loaning certain equity securities in the general course of our market making activities pursuant to collateralized lending transactions. Typically, dividend expense is incurred when a dividend is paid on securities sold short.

          Operations and Administrative.    Operations and administrative expense represents occupancy, recruiting, travel and related expense, professional fees and other expenses.

          Depreciation and Amortization.    Depreciation and amortization expense results from the depreciation of fixed assets, such as computing and communications hardware, as well as amortization of leasehold improvements and capitalized in-house software development. We depreciate our computer hardware and related software, office hardware and furniture and fixtures on a straight line basis over a period of 3 to 7 years based on the estimated useful life of the underlying asset, and we amortize our capitalized software development costs on a straight line basis over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software. We amortize leasehold improvements on a straight line basis over the lesser of the life of the improvement or the term of the lease. Intangible assets with definite lives, including purchased intangibles, are amortized over their useful lives, ranging from 1.4 to 9 years.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software consists primarily of the amortization of $110 million of assets purchased in the Madison Tyler Transactions ($108 million of which were amortized based on useful lives of 1.4 years and were fully amortized as of December 31, 2012 and $2 million of which were amortized on useful lives of 2.5 years and were fully amortized as of December 31, 2013) and the amortization of $1.9 million of European-traded funds market making assets of Nyenburgh Holding B.V.

          Acquisition Cost.    From time to time we have pursued and may, in the future, pursue strategic mergers, acquisitions or other corporate transactions as part of our growth strategy. The pursuit of such transactions generally results in the incurrence of professional, advisory and other related expenses in connection with the due diligence, negotiation and consummation of such transactions.

          Acquisition Related Retention Bonus.    In connection with the Madison Tyler Transactions, we established a $21.5 million retention bonus plan for Madison Tyler Holdings employees, to be paid out in five installments through July 8, 2014. This expense is amortized on a straight line basis and, in the absence of changes in the amounts capitalized as related to software development, the expense is consistent over equivalent periods.

          Termination of Office Leases.    From time to time, we may relocate office space prior to the expiration of the existing lease agreement and, as a result, may incur charges representing the contractual commitments or acceleration of depreciation on leasehold improvements on the departing office location.

          Initial Public Offering Fees and Expenses.    Initial public offering fees and expenses reflect costs directly attributable to the Company's initial public offering process, which was postponed in April 2014. The Company accounted for such costs in accordance with ASC 340-10, Other Assets and Deferred Costs. ASC 340 states that costs directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital, but for an offering postponed for a period greater than 90 days, the offering costs must be charged as an expense in the period the offering process was postponed.

          Transaction Advisory Fees and Expenses.    Transaction advisory fees and expenses reflect professional fees incurred by the Company in connection with the Temasek Transaction, which was consummated on December 31, 2014.

          Charges Related to Share Based Compensation.    At the consummation of our initial public offering and through the period ended June 30, 2015, the Company recognized non-cash compensation expenses of the approximately $44.2 million in respect of the outstanding time vested Class B and East MIP Class B interests, net of $9.5 million and $8.0 million in capitalization and amortization, respectively, of the costs attributable to employees incurred in development of software for internal use.

          Impairment of Intangible Assets.    We test intangible assets for impairment annually or when impairment indicators are present, and if they are impaired, intangible assets are written down to fair value.

          Lease Abandonment.    From time to time, based on changes in technology or our business needs, we may abandon leased properties or equipment in favor of more optimal technology, or assets and, as a result, may incur charges representing the acceleration of depreciation, amortization or contractual commitments.

          Debt Issue Costs Related to Debt Refinancing.    The refinancing of our senior secured credit facility or any other indebtedness has and, may in the future result in the acceleration of debt issue costs incurred at issuance and originally scheduled to be amortized over the life of the loan.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense reflects interest accrued on outstanding indebtedness, under our senior secured credit facility.

Non-Controlling Interest

          In connection with the reorganization transactions, we were appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and also have a substantial financial interest in Virtu Financial, we consolidate the financial results of Virtu Financial, and a portion of our net income (loss) is allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). Following the reorganization transactions and our initial public offering we held approximately 24.8% of the outstanding Virtu Financial Units, and the remaining Virtu Financial Units were held by the Virtu Post-IPO Members.

Provision for Income Taxes

          Prior to the consummation of the reorganization transactions and our initial public offering, our business was operated through a limited liability company that was treated as a partnership for U.S. federal income tax purposes, and as such most of our income was not subject to U.S. federal and was subject to certain state income taxes. Our income tax expense for historical periods reflects taxes payable by certain of our non-U.S. subsidiaries. As a result of the reorganization transactions, we became subject to U.S federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to the Company's controlling interest in Virtu Financial.

Public Company Expenses

          We became a public company on April 16, 2015 and therefore have a limited history operating as a public company. We expect our operating expenses to increase now that we are a public company following our initial public offering. We expect our accounting, legal and personnel-related expenses and directors' and officers' insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by the rules and regulations of the SEC.

Results of Operations

          The table below sets forth our historical consolidated results of operations in thousands of dollars for the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012.

	Six Months Ended June 30,		Years Ended Dec. 31,
(In thousands)	2015	2014	2014	2013	2012
Consolidated Statements of Comprehensive Income Data:
Revenues
Trading income, net	$383,722	$318,539	$685,150	$623,733	$581,476
Interest and dividends income	14,597	12,769	27,923	31,090	34,152
Technology services	5,188	4,963	9,980	9,682	—

Total revenues	403,507	336,271	723,053	664,505	615,628
Operating Expenses
Brokerage, exchange and clearance fees, net	117,639	108,271	230,965	195,146	200,587
Communication and data processing	35,492	33,312	68,847	64,689	55,384
Employee compensation and payroll taxes	42,065	38,868	84,531	78,353	63,836
Interest and dividends expense	26,407	22,710	47,083	45,196	48,735
Operations and administrative	12,431	12,125	21,923	27,215	27,826
Depreciation and amortization	17,849	13,962	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	106	106	211	1,011	71,654
Acquisition cost	—	—	—	—	69
Acquisition related retention bonus	—	2,487	2,639	6,705	6,151
Termination of office leases	2,729	849	—	—	—
Impairment of intangible assets	—	—	—	—	1,489
Lease abandonment	—	—	—	—	6,134
Debt issue cost related to debt refinancing	—	—	—	10,022	—
Initial public offering fees and expenses	—	8,901	8,961	—	—
Charges related to share based compensation at IPO	44,194	—	—	—	—
Transaction advisory fees and expenses	—	—	3,000	—	—
Financing interest expense on senior secured credit facility	14,861	15,299	30,894	24,646	26,460

Total operating expenses	313,773	256,890	529,495	476,905	526,300

Income before income taxes	89,734	79,381	193,558	187,600	89,328

Provision for income taxes	4,725	(350)	3,501	5,397	1,768

Net income	$85,009	$79,731	$190,057	$182,203	$87,560
Noncontrolling interest	(84,535)	—	—	—	—
Net income available for common stockholders	474	—	—	—	—

Other Comprehensive Income, Net of Taxes
Foreign exchange translation adjustment	(3,001)	(163)	(5,032)	1,382	548

Comprehensive income	$82,008	$79,568	$185,025	$183,585	$88,108

	Six Months Ended June 30,		Years Ended Dec. 31,
	2015	2014	2014	2013	2012
Percentage of Total Revenues:
Revenues:
Trading income, net	95%	95%	95%	94%	94%
Interest and dividends income	4	4	4	5	6
Technology services	1	1	1	1	—

Total revenue	100%	100%	100%	100%	100%

Operating Expenses:
Brokerage, exchange and clearance fees, net	29%	32%	32%	29%	33%
Communication and data processing	9	10	10	10	9
Employee compensation and payroll taxes	10	12	12	12	10
Interest and dividends expense	7	7	7	7	8
Operations and administrative	3	4	3	4	5
Depreciation and amortization	4	4	4	4	3
Amortization of purchased intangibles and acquired capitalized software	—	—	—	—	12
Acquisition related retention bonus	—	1	—	1	1
Termination of office leases	1	—	—	—	—
Lease abandonment	—	—	—	—	1
Debt issue cost related to debt refinancing	—	—	—	2	—
Initial public offering fees and expenses	—	3	1	—	—
Charges related to share based compensation at IPO	11	—	—	—	—
Transaction advisory fees and expenses	—	—	1	—	—
Financing interest expense on senior secured credit facility	4	5	4	4	4

Total operating expenses	78%	78%	74%	73%	86%

Income before income taxes	22%	22%	26%	27%	14%
Provision for income taxes	1%	—	1%	1%	1%
Net income	21%	22%	25%	26%	13%

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Total Revenues

          Our total revenues increased $67.2 million, or 20.0%, to $403.5 million for the six months ended June 30, 2015, compared to $336.3 million for the six months ended June 30, 2014. This increase was primarily attributable to an increase in trading income, net, of $65.2 million, an increase in interest and dividends income of $1.8 million and $0.2 million increase in revenues generated from our deployment and delivery of technology services.

          Trading Income, Net.    Trading income, net, increased $65.2 million, or 20.5%, to $383.7 million for the six months ended June 30, 2015, compared to $318.5 million for the six months ended June 30, 2014. The increase was primarily attributable to increased market volumes and volatility in the Global Commodities and Global Currencies instruments in which we make markets, as well as strong performance from EMEA Equities, Americas Equities and improved performance from APAC Equities trading relative to the market benchmark volumes. Rather than analyzing trading income, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income, together with interest and dividends income, interest and dividends expense and brokerage, exchange and clearance fees, net, each of which are described below.

          Interest and Dividends Income.    Interest and dividends income increased $1.8 million, or 14.1%, to $14.6 million for the six months ended June 30, 2015, compared to $12.8 million for the six months ended June 30, 2014. This increase was primarily attributable to higher interest income earned on cash collateral posted as part of securities loaned transactions. As indicated above, rather than analyzing interest and dividends income in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Technology Services.    Technology services revenues increased $0.2 million, or 4.0%, to $5.2 million for the six months ended June 30, 2015, compared to $5.0 million for the six months ended June 30, 2014. This increase was primarily due to a non-recurring adjustment of the reimbursable third party costs.

Adjusted Net Trading Income

          Adjusted Net Trading Income increased $54.0 million, or 27.0%, to $254.3 million for the six months ended June 30, 2015, compared to $200.3 million for the six months ended June 30, 2014. This increase compared to the prior period reflects increases in Adjusted Net Trading Income from Americas equities trading of $4.4 million, $4.9 million from EMEA equities, $7.3 million from APAC equities, $12.8 million from global commodities and $21.6 million from global currencies. These increases in Adjusted Net Trading Income were partially offset by decrease in Adjusted Net Trading Income from trading options, fixed income and other securities of $3.9 million compared to the prior period. Adjusted Net Trading Income per day increased $0.43 million, or 26.6%, to $2.05 million for the six months ended June 30, 2015, compared to $1.62 million for the six months ended June 30, 2014. The number of trading days for the six months ended June 30, 2015 and 2014 were 124 and 124, respectively.

Operating Expenses

          Our operating expenses increased $56.9 million, or 22.1%, to $313.8 million for the six months ended June 30, 2015, compared to $256.9 million for the six months ended June 30, 2014. This increase was primarily due to increases in brokerage, exchange, and clearance fees of $9.3 million, communication and data processing expense of $2.2 million, employee compensation and payroll taxes of $3.0 million, interest and dividends expense of $3.7 million, operations and administrative expense of $0.3 million, depreciation and amortization expense of $4.3 million, and termination of office leases of $1.9 million. These increases in operating expenses were partially offset by decreases in acquisition related retention bonus of $2.5 million, IPO fees and expenses of $8.9 million, and $0.4 million decrease in financing interest expense on senior secured facility. There was no change for the six months ended June 30, 2015 compared to the six months ended June 30, 2014 for amortization of purchased intangible and acquired capitalized software.

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage exchange and clearance fees, net, increased $9.3 million, or 8.6%, to $117.6 million for the six months ended June 30, 2015, compared to $108.3 million for the six months ended June 30, 2014. This increase was primarily attributable to the increased market volumes and volatility in the EMEA equities, Global Commodities and Global Currencies instruments in which we make markets. As indicated above, rather than analyzing brokerage, exchange and clearance fees, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Communication and Data Processing.    Communication and data processing expense increased $2.2 million, or 6.6%, to $35.5 million for the six months ended June 30, 2015, compared to $33.3 million for the six months ended June 30, 2014. This increase was primarily attributable to increased costs from the use of new telecommunication technologies.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes increased $3.2 million, or 8.2%, to $42.1 million for the six months ended June 30, 2015, compared to $38.9 million for the six months ended June 30, 2014. This increase in compensation levels was attributable to increased incentive compensation as a result of the increase in overall profitability of our business.

          Interest and Dividends Expense.    Interest and dividends expense increased $3.7 million, or 16.3%, to $26.4 million for the six months ended June 30, 2015, compared to $22.7 million for the six months ended June 30, 2014. This decrease was primarily attributable to higher interest expense incurred on cash collateral received as part of securities lending transactions. As indicated above, rather than analyzing interest and dividends expense in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Operations and Administrative.    Operations and administrative expense increased $0.3 million, or 2.5%, to $12.4 million for the six months ended June 30, 2015, compared to $12.1 million for the six months ended June 30, 2014. This increase is primarily attributable to the costs incurred from having become a public company.

          Depreciation and Amortization.    Depreciation and amortization increased $3.8 million, or 27.1%, to $17.8 million for the six months ended June 30, 2015, compared to $14 million for the six months ended June 30, 2014. This increase was primarily attributable to recognition of approximately $1.5 million in accelerated depreciation from equipment that was deemed to be obsolete in the current quarter, as well as increased capital expenditures on telecommunication, networking and other assets.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software did not change, from $0.1 million for the six months ended June 30, 2015, compared to $0.1 million for the six months ended June 30, 2014.

          Acquisition Related Retention Bonus.    Acquisition related retention bonus expense decreased $2.5 million, or 100%, to $0 for the six months ended June 30, 2015, compared to $2.5 million for the six months ended June 30, 2014. The final installment payment under the retention plan was made on July 2014 and we no longer incurred such expenses after the final payment.

          Termination of Office Leases.    Termination of office leases expense increased $1.9 million, or 237.5%, to $2.7 million for the six months ended June 30, 2015, compared to $0.8 million for the six months ended June 30, 2014. During the six months ended June 30, 2015, we recognized an accelerated expense of approximately $2.7 million from future lease payments of one of our office locations assuming no sub-lessee could be identified during the remainder of the lease terms. During the six months ended June 30, 2014, we recorded a deferred lease write-off of $0.4 million and one-time payment of $0.4 million for the termination of the lease of our London office.

          Initial Public Offering Fees and Expenses.    IPO fees and expenses were $8.9 million for the six months ended June 30, 2014. These costs reflect nonrecurring expenses incurred as a result of the IPO postponement in April 2014. We had no such expense for the six months ended June 30, 2015.

          Charges related to share based compensation at IPO.    At the consummation of the IPO and through the period ended June 30, 2015, the Company recognized non-cash compensation expenses of the approximately $44.2 million in respect the outstanding time vested Class B and East MIP Class B interests, net of $9.5 million and $8.0 million in capitalization and amortization, respectively, of the costs attributable to employees incurred in development of software for internal use, as discussed in Note 13 to the notes of the condensed consolidated financial statements. We had no such expense for the six months ended June 30, 2014.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense on one senior secured credit facility decreased $0.4 million, or 2.6%, to $14.9 million, compared to $15.3 million for the six months ended June 30, 2014. This decrease was due to the 0.50% incremental spread reduction after the amendment of our existing senior secured credit facility upon the consummation of the IPO on April 21, 2015, as discussed in Note 8 to the notes of the condensed consolidated financial statements.

Provision for (Benefit from) Income Taxes

          Historically, as a limited liability company treated as a partnership for U.S. federal income tax purposes, most of our income has not been subject to corporate tax, but instead our members have been taxed on their proportionate share of our net income. However, following the consummation of the Reorganization Transactions, we expect to incur corporate tax at the U.S. federal income tax rate on our taxable income, as adjusted for noncontrolling interests in Virtu Financial. Our income tax expense reflects such U.S. federal income tax as well as taxes payable by certain of our non-U.S. subsidiaries. Provision for (benefit from) income taxes increased $5.1 million, to $4.7 million for the six months ended June 30, 2015, compared to $(0.4) million for the six months ended June 30, 2014. The increase was primarily attributable to increases in taxable income in foreign jurisdictions where we are subject to corporate level taxation, including increased profitability in our EMEA and APAC operations due to higher observed market volumes and improved performance.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total Revenues

          Our total revenues increased $58.6 million, or 8.8%, to $723.1 million for the year ended December 31, 2014, compared to $664.5 million for the year ended December 31, 2013. This increase was primarily attributable to an increase in trading income, net, of $61.5 million, a decrease in interest and dividends income of $3.2 million and $0.3 million increase in revenues generated from our initial deployment and delivery of technology services in February 2013.

          Trading Income, Net.    Trading income, net, increased $61.5 million, or 9.8%, to $685.2 million for the year ended December 31, 2014, compared to $623.7 million for the year ended December 31, 2013. This increase was primarily attributable to the diversification of our revenues despite overall decreased average daily volumes and volatility across certain asset classes, in particular APAC equities, global commodities, and global currencies. Rather than analyzing trading income, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income, together with interest and dividends income, interest and dividends expense and brokerage, exchange and clearance fees, net, each of which are described below.

          Interest and Dividends Income.    Interest and dividends income decreased $3.2 million, or 10.2%, to $27.9 million for the year ended December 31, 2014, compared to $31.1 million for the year ended December 31, 2013. This decrease was primarily attributable to lower interest income earned on cash collateral posted as part of securities borrowed transactions.

          Technology Services.    Technology services revenues increased $0.3 million, or 3.1%, to $10.0 million for the year ended December 31, 2014, compared to $9.7 million for the year ended December 31, 2013. We commenced providing technology services and recognized revenues starting in February 2013, compared to the full year of revenues for the year ended December 31, 2014.

Adjusted Net Trading Income

          Adjusted Net Trading Income increased $20.5 million, or 5.0%, to $435.0 million for the year ended December 31, 2014, compared to $414.5 million for the year ended December 31, 2013. This increase was primarily attributable to the increased scale and diversification of our trading compared to the prior period and reflects increases in Adjusted Net Trading Income from Americas equities trading of $2.3 million, $7.2 million from EMEA equities trading, $28.7 million from global currencies trading and $3.8 million from trading options, fixed income and other securities. These increases in Adjusted Net Trading Income were partially offset by a decrease in Adjusted Net Trading Income from APAC equities trading of $15.6 million and $1.9 million from global commodities compared to the year ended December 31, 2013, which was primarily attributable to overall decreased average daily volumes and volatility across certain asset classes in these categories. Adjusted Net Trading Income per day increased $0.08 million, or 5.0%, to $1.73 million for the year ended December 31, 2014, compared to $1.65 million for the year ended December 31, 2013. The number of trading days for the years ended December 31, 2014 and 2013 was 252 and 252, respectively. See "Summary Historical and Pro Forma Consolidated Financial and Other Data" for the reconciliation between Net Income and Adjusted Net Trading Income.

Operating Expenses

          Our operating expenses increased $52.6 million, or 11.0%, to $529.5 million for the year ended December 31, 2014, compared to $476.9 million for the year ended December 31, 2013. This increase was primarily due to increases in brokerage, exchange, and clearance fees of $35.9 million, interest and dividends expense of $1.9 million, communication and data processing expense of $4.1 million, employee compensation and payroll taxes of $6.1 million, operations and administrative expense of $5.3 million, financing interest expense on senior secured credit facility of $6.3 million, initial public offering fees and expenses of $9.0 million, transaction advisory fees and expenses of $3.0 million and $6.5 million in depreciation and amortization expense. These increases in operating expenses were partially offset by decreases in debt issue cost related to debt refinancing of $10.0 million, $4.1 million in acquisition related retention bonus, and $0.8 million in amortization of purchased intangibles and acquired capitalized software.

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage exchange and clearance fees, net, increased $35.9 million, or 18.4%, to $231.0 million for the year ended December 31, 2014, compared to $195.1 million for the year ended December 31, 2013. This increase was primarily attributable to the higher fees incurred in our Americas equities trading. As indicated above, rather than analyzing brokerage, exchange and clearance fees, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Communication and Data Processing.    Communication and data processing expense increased $4.1 million, or 6.4%, to $68.8 million for the year ended December 31, 2014, compared to $64.7 million for the year ended December 31, 2013. This increase was primarily attributable to increased costs from the use of new telecommunication and market data technologies.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes increased $6.1 million, or 7.9%, to $84.5 million for the year ended December 31, 2014, compared to $78.4 million for the year ended December 31, 2013. This increase in compensation levels was attributable to increased incentive compensation as a result of the increase in overall profitability of our business and costs associated with a reduction in force for certain terminated employees. As of December 31, 2014, our global headcount was 148 employees as compared to 151 as of December 31, 2013.

          Interest and Dividends Expense.    Interest and dividends expense increased $1.9 million, or 4.2%, to $47.1 million for the year ended December 31, 2014, compared to $45.2 million for the year ended December 31, 2013. This increase was primarily attributable to greater financing and dividend costs incurred from our market making activities. As indicated above, rather than analyzing interest and dividends expense in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Operations and Administrative.    Operations and administrative expense decreased $5.3 million, or 19.4%, to $21.9 million for the year ended December 31, 2014, compared to $27.2 million for the year ended December 31, 2013. The decrease was primarily attributable to the operational efficiencies achieved in our overhead expenses such as travel and entertainment, freight, and occupancy costs, resulting in part from the relocation of our Dublin trading centers following the closure of our London trading office and the consolidation of our European operations in Dublin during the year ended December 31, 2013.

          Depreciation and Amortization.    Depreciation and amortization increased $6.5 million, or 27.3%, to $30.4 million for the year ended December 31, 2014, compared to $23.9 million for the year ended December 31, 2013. This increase was primarily attributable to increased capital expenditures on telecommunication, networking and other assets.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software decreased $0.8 million, or 79.1%, to $0.2 million for the year ended December 31, 2014, compared to $1.0 million for the year ended December 31, 2013. This decrease was primarily attributable to the full amortization of the majority of the purchased intangibles and acquired capitalized software related to the Madison Tyler Transactions, all of which was amortized by December 31, 2013.

          Acquisition Related Retention Bonus.    Acquisition related retention bonus expense decreased $4.1 million, or 60.6%, to $2.6 million for the year ended December 31, 2014, compared to $6.7 million for the year ended December 31, 2013. The final installment payment under the retention plan was made on July 2014, compared against the full year of expenses for the year ended December 31, 2014.

          Debt Issue Costs Related to Debt Refinancing.    Expense from debt issue costs related to debt refinancing was $10.0 million for the year ended December 31, 2013. These costs reflect nonrecurring expenses incurred as a result of the refinancing of our senior secured credit facility in February 2013 and November 2013. We had no such expense in the year ended December 31, 2014.

          Initial Public Offering Fees and Expenses.    Initial public offering fees and expenses were $9.0 million for the year ended December 31, 2014. These costs reflect nonrecurring expenses incurred as a result of the Initial Public Offering postponement in April 2014. We had no such expense for the year ended December 31, 2013.

          Transaction Advisory Fees and Expenses.    Transaction advisory fees and expenses were $3.0 million for the year ended December 31, 2014. These costs reflect nonrecurring professional fees incurred in connection with the Temasek Transaction, which was consummated on December 31, 2014. We had no such expense for the year ended December 31, 2013.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense on senior secured credit facility increased $6.3 million, or 25.4%, to $30.9 million for the year ended December 31, 2014, compared to $24.6 million for the year ended December 31, 2013. This increase was primarily attributable to a $150.0 million and $106.7 million increase in the principal amount outstanding under our senior secured credit facility in May and November 2013, respectively.

Provision for Income Taxes

          Historically, as a limited liability company treated as a partnership for U.S. federal income tax purposes, most of our income has not been subject to corporate tax, but instead our members have been taxed on their proportionate share of our net income. Our income tax expense reflects taxes payable by certain of our non-U.S. subsidiaries. Provision for income taxes decreased $1.9 million, or 35.1%, to $3.5 million for the year ended December 31, 2014, compared to $5.4 million for the year ended December 31, 2013. This decrease was primarily attributable to decreased profitability in foreign jurisdictions where we are subject to corporate level taxation, in particular APAC operations due to lower observed market volumes.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total Revenues

          Our total revenues increased $48.9 million, or 7.9%, to $664.5 million for the year ended December 31, 2013, compared to $615.6 million for the year ended December 31, 2012. This increase was primarily attributable to an increase in trading income, net, of $42.2 million and to our initial deployment in 2013 and delivery of technology services, which generated revenues of $9.7 million during the period.

          Trading Income, Net.    Trading income, net, increased $42.2 million, or 7.3%, to $623.7 million for the year ended December 31, 2013, compared to $581.5 million for the year ended December 31, 2012. The increase was partially attributable to our growth across new asset classes and geographies, which is discussed in more detail below under "— Adjusted Net Trading Income," despite decreased average daily volumes and volatility in the Americas equities markets. Rather than analyzing trading income, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income, together with interest and dividends income, interest and dividends expense and brokerage, exchange and clearance fees, net, each of which are described below.

          Interest and Dividends Income.    Interest and dividends income decreased $3.1 million, or 9.0%, to $31.1 million for the year ended December 31, 2013, compared to $34.2 million for the year ended December 31, 2012. This decrease was primarily due to decreased trading volumes.

          Technology Services.    Technology services revenues were $9.7 million for the year ended December 31, 2013. We commenced providing technology services in 2013. As such, we did not generate technology services revenues for the year ended December 31, 2012.

Adjusted Net Trading Income

          Adjusted Net Trading Income increased $48.2 million, or 13.0%, to $414.5 million for the year ended December 31, 2013, compared to $366.3 million for the year ended December 31, 2012. This increase reflects an increase in Adjusted Net Trading Income from global currencies of $30.2 million compared to the prior period as a result of an increase in global foreign currency exchange volumes as well as increased usage of VFX, our platform for providing customized liquidity in foreign currencies, an increase of $11.9 million from trading options, fixed income and other securities compared to the prior period as a result of an increase in relevant options volumes, an increase of $3.6 million from trading APAC equities compared to the prior period as a result of an increase in relevant market volumes and an increase of $2.3 million from trading Americas equities compared to the prior period as a result of increasingly favorable fee arrangements with certain venues. These increases in Adjusted Net Trading Income were partially offset by a decrease in Adjusted Net Trading Income from global commodities trading of $1.7 million compared to the prior period as a result of lower observed market volumes in certain energy products and a decrease of $1.4 million from EMEA equities trading compared to the prior period as a result of lower market volumes in European equities. In addition, brokerage, exchange and clearance fees, net, decreased $5.5 million due to improved fee arrangements with brokers, exchanges and clearing parties and a shift in Adjusted Net Trading Income to asset classes with lower associated expenses. Adjusted Net Trading Income per day increased $0.2 million, or 12%, to $1.7 million for the year ended December 31, 2013, compared to $1.5 million for the year ended December 31, 2012.

Operating Expenses

          Our operating expenses decreased $49.4 million, or 9.4%, to $476.9 million for the year ended December 31, 2013, compared to $526.3 million for the year ended December 31, 2012. This decrease was primarily due to a decrease in amortization of purchased intangibles and acquired capitalized software of $70.6 million and a decrease in interest and dividends expense of $3.5 million, which were partially offset by increases of $9.3 million in communication and data processing, $14.6 million in employee compensation and payroll taxes and $5.9 million in depreciation and amortization expense.

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage exchange and clearance fees, net, decreased $5.5 million, or 2.7%, to $195.1 million for the year ended December 31, 2013, compared to $200.6 million for the year ended December 31, 2012. This decrease was primarily attributable to improved fee arrangements with brokers, exchanges and clearing parties, as well as a shift in trading volumes to asset classes, in particular global currencies, with lower associated brokerage expenses. As indicated above, rather than analyzing brokerage, exchange and clearance fees, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Communication and Data Processing.    Communication and data processing expense increased $9.3 million, or 16.8%, to $64.7 million for the year ended December 31, 2013, compared to $55.4 million for the year ended December 31, 2012. This increase was primarily attributable to the expansion of our market making activities into new markets in Asia and increased costs from the use of new telecommunication technologies.
          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes increased $14.6 million, or 22.7%, to $78.4 million for the year ended December 31, 2013, compared to $63.8 million for the year ended December 31, 2012. This increase was partially attributable to an increase in salaries due to increased headcount and compensation levels in support of the growth of our business, as well as an increase in cash bonus compensation as a result of increased overall profitability, in addition to severance expense incurred in connection with the consolidation of our European operations in Dublin.

          Interest and Dividends Expense.    Interest and dividends expense decreased $3.5 million, or 7.3%, to $45.2 million for the year ended December 31, 2013, compared to $48.7 million for the year ended December 31, 2012. This decrease was primarily attributable to a decrease in trading volumes. As indicated above, rather than analyzing interest and dividends expense in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Operations and Administrative.    Operations and administrative expense decreased $0.6 million, or 2.2%, to $27.2 million for the year ended December 31, 2013, compared to $27.8 million for the year ended December 31, 2012. This decrease was primarily attributable to the $4.7 million expense incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012. We did not incur such expenses for the year ended December 31, 2013. The decrease was partially offset by increases in recruiting expense, travel and entertainment expense, professional fees and occupancy expense, resulting in part from the relocation of our Dublin trading centers to a larger space following the closure of our London trading office and the consolidation of our European operations in Dublin.

          Depreciation and Amortization.    Depreciation and amortization increased $6.0 million, or 33.0%, to $24.0 million for the year ended December 31, 2013, compared to $18.0 million for the year ended December 31, 2012. This increase was primarily attributable to increased capital expenditures on telecommunication, networking and other assets.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software decreased $70.6 million, or 98.6%, to $1.1 million for the year ended December 31, 2013, compared to $71.7 million for the year ended December 31, 2012. The decrease was primarily attributable to the full amortization of the majority of the purchased intangibles and acquired capitalized software related to the Madison Tyler Transactions, all of which was amortized by December 31, 2013.

          Acquisition Cost.    Acquisition cost was $0.07 million for the year ended December 31, 2012 due to the acquisition of Nyenburgh. We had no such expense for the year ended December 31, 2013.

          Acquisition Related Retention Bonus.    Acquisition related retention bonus expense increased $0.5 million, or 9.0%, to $6.7 million for the year ended December 31, 2013, compared to $6.2 million for the year ended December 31, 2012. This increase was attributable to the accelerated recognition of expenses related to certain employees.

          Impairment of Intangible Assets.    Impairment of intangible asset expense of $1.5 million was recorded for the year ended December 31, 2012, as we determined the DMM rights to be fully impaired. We had no such expense for the year ended December 31, 2013.

          Lease Abandonment.    Lease abandonment expense was $6.1 million for the year ended December 31, 2012 due to a lease abandoned on telecommunications equipment related to the Madison Tyler Transactions. We had no such expense for the year ended December 31, 2013.

          Debt Issue Costs Related to Debt Refinancing.    Expense from debt issue costs related to debt refinancing was $10.0 million for the year ended December 31, 2013. These costs reflect nonrecurring expenses incurred as a result of the refinancing of our senior secured credit facility in February 2013 and November 2013. We had no such expense in the year ended December 31, 2012.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense on senior secured credit facility decreased $1.9 million, or 6.9%, to $24.6 million for the year ended December 31, 2013, compared to $26.5 million for the year ended December 31, 2012. This decrease was primarily attributable to a decrease in the effective interest rate under our senior secured credit facility as of February 2013, from 7.50% to 5.75%, which was partially offset by a $150.0 million and $106.7 million increase in the principal amount outstanding under our senior secured credit facility in May and November 2013, respectively.

Provision for Income Taxes

          Historically, as a limited liability company treated as a partnership for U.S. federal income tax purposes, most of our income has not been subject to corporate tax, but instead our members have been taxed on their proportionate share of our net income. Our income tax expense reflects taxes payable by certain of our non-U.S. subsidiaries. Provision for income taxes increased $3.6 million, or 205.3%, to $5.4 million for the year ended December 31, 2013, compared to $1.8 million for the year ended December 31, 2012. The increase was primarily attributable to increases in taxable incomes in foreign jurisdictions where we are subject to corporate level taxation, including increased profitability in our European operations following a consolidation of such operations. We anticipate that our income tax provision will increase following the reorganization transactions, as we will be subject to corporate level taxation on taxable income, as adjusted for any non-controlling interest.

Liquidity and Capital Resources

General

          As of June 30, 2015, we had $127.0 million in cash and cash equivalents, which included $58.8 million of net proceeds received from our initial public offering, compared to $75.9 million in cash and cash equivalents as of December 31, 2014. These balances are maintained primarily to support operating activities and for capital expenditures and short-term access to liquidity, and other general corporate purposes, which may include financing growth. As of June 30, 2015, we had borrowings under our short-term credit facilities of approximately $206.4 million, which is included as a deduction from receivables from broker-dealers and clearing organizations within the condensed consolidated statements of financial condition, and long-term debt outstanding in an aggregate principal amount of approximately $502.4 million, compared to short-term debt outstanding of $0 and long-term debt outstanding in aggregate principal amount of $502.7 million as of December 31, 2014. As of June 30, 2015, our regulatory capital requirements for domestic U.S. subsidiaries were $4.4 million, in aggregate, compared to $3.7 million in aggregate as of December 31, 2014.

          The majority of our assets consist of exchange-listed marketable securities, which are marked-to-market daily, and collateralized receivables from broker-dealers and clearing organizations arising from proprietary securities transactions. Collateralized receivables consist primarily of securities borrowed, receivables from clearing houses for settlement of securities transactions and, to a lesser extent, securities purchased under agreements to resell. We actively manage our liquidity, and we maintain significant borrowing facilities through the securities lending markets and with banks and prime brokers. We have continually received the benefit of uncommitted margin financing from our prime brokers globally. These margin facilities are secured by securities in accounts held at the prime broker. For purposes of providing additional liquidity, we maintain a committed revolving credit facility for Virtu Financial BD LLC, one of our wholly owned broker-dealer subsidiaries. Effective July 20, 2015, the Company entered into an amendment to extend the term of the committed broker-dealer credit facilities, to July 18, 2016.

          Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our broker-dealer revolving credit facility will be adequate to meet our future liquidity needs for more than the next twelve months. We anticipate that our primary upcoming cash and liquidity needs will be increased margin requirements from increased trading activities in markets where we currently provide liquidity and in new markets into which we expand, as well as the payment of quarterly dividends and tax distributions for the equityholders of Virtu Financial. We manage and monitor our margin and liquidity needs on a real-time basis and can adjust our requirements both intra-day and inter-day, as required.

          We expect our principal sources of future liquidity to come from cash flows provided by operating activities and financing activities. In addition, we have broad discretion as to the application of $58.8 million of the net proceeds received from the IPO for working capital and general corporate purposes. Certain of our cash balances are insured by the Federal Deposit Insurance Corporation, generally up to $250,000 per account but without a cap under certain conditions. From time to time these cash balances may exceed insured limits, but we select financial institutions deemed highly creditworthy to minimize risk. We consider highly liquid investments with original maturities of less than three months when acquired to be cash equivalents.

Tax Receivable Agreements

          Generally, we are required under the tax receivable agreements described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders that are generally equal to 85% of the applicable cash tax savings, if any, that we actually realize as a result of favorable tax attributes that were and will continue to be available to us as a result of the reorganization transactions, exchanges of membership interests for Class A common stock or Class B common stock and payments made under the tax receivable agreements. We will retain the remaining 15% of these cash tax savings. We expect that future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers described in "Organizational Structure—The Reorganization Transactions", and the purchases and exchanges to be completed in connection with this offering will aggregate to approximately $218.4 million in the aggregate, ranging from approximately $8.1 million to $16.8 million per year, over the next 15 years. Such payments will occur only after the Company has filed its U.S. federal and state income tax returns and realized the cash tax savings from the favorable tax attributes. The first payment would be due after the filing of the Company's tax return for the year ended December 31, 2015, which is due March 15, 2016, but the due date can be extended until September 15, 2016. Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries.

          Under the tax receivable agreements, as a result of certain types of transactions and other factors, including a transaction resulting in a change of control, we may also be required to make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in amounts equal to the present value of future payments we are obligated to make under the tax receivable agreements. If the payments under the tax receivable agreements are accelerated, we may be required to raise additional debt or equity to fund such payments. To the extent that we are unable to make payments under the tax receivable agreements for any reason (including because our credit agreement restricts the ability of our subsidiaries to make distributions to us) such payments will be deferred and will accrue interest until paid. For a full description of the tax receivable agreements, see "Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay the Virtu Post-IPO Members and the Investor Post-IPO Stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Regulatory Capital Requirements

          Certain of our principal operating subsidiaries are subject to separate regulation and capital requirements in the United States and other jurisdictions. Virtu Financial BD LLC and Virtu Financial Capital Markets LLC are registered U.S. broker-dealers, and their primary regulators include the

SEC, the Chicago Stock Exchange and FINRA. Virtu Financial Ireland Limited is a registered investment firm under the Market in Financial Instruments Directive, and its primary regulator is the Central Bank of Ireland.

          The SEC and FINRA impose rules that require notification when regulatory capital falls below certain pre-defined criteria. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required regulatory capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm's liquidation. Additionally, certain applicable rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to and/or approval from the SEC, the Chicago Stock Exchange and FINRA for certain capital withdrawals. Virtu Financial Capital Markets LLC is also subject to rules set forth by NYSE MKT (formerly NYSE Amex) and is required to maintain a certain level of capital in connection with the operation of its DMM business. Virtu Financial Ireland Limited is regulated by the Central Bank of Ireland as an Investment Firm and in accordance with European Union law is required to maintain a minimum amount of regulatory capital to cover its regulatory capital requirements. In addition to periodic requirements to report its regulatory capital and submit other regulatory reports, Virtu Financial Ireland Limited is required to obtain consent prior to receiving capital contributions or making capital distributions from its regulatory capital. Failure to comply with its regulatory capital requirements could result in regulatory sanction or revocation of its regulatory license.

          The following table sets forth the regulatory capital level, requirement and excess for domestic U.S. subsidiaries as of June 30, 2015:

(In thousands)	Regulatory Capital	Regulatory Capital Requirement	Excess Regulatory Capital
Virtu Financial BD LLC	39,437	1,000	38,437
Virtu Financial Capital Markets LLC	8,246	3,400	4,846

Cash Flows

          The table below summarizes our primary sources and uses of cash for the six months ended June 30, 2015 and 2014.

	Six Months Ended June 30,
(in thousands)	2015	2014
Net cash provided by (used in):
Operating activities	$182,921	$105,636
Investing activities	(17,778)	(14,708)
Financing activities	(111,028)	(106,046)
Effect of exchange rate changes on cash and cash equivalents	(3,001)	(163)

Net (decrease) increase in cash and cash equivalents	$51,114	$(15,281)

          The table below summarizes our primary sources and uses of cash for the years ended December 31, 2014, 2013 and 2012.

	Years Ended December 31,
(In thousands)	2014	2013	2012
Net cash provided by (used in):
Operating activities	$272,699	$259,361	$160,446
Investing activities	(36,159)	(32,016)	(28,356)
Financing activities	(221,654)	(202,695)	(128,760)
Effect of exchange rate changes on cash and cash equivalents	(5,032)	1,382	548

Net increase in cash and cash equivalents	$9,854	$26,032	$3,878

Operating Activities

          Net cash provided by operating activities was $182.9 million for the six months ended June 30, 2015, compared to $105.6 million for the six months ended June 30, 2014. The increase of $77.3 million in net cash provided by operating activities was primarily attributable to $64.5 million net increase in cash and securities positions held at our prime brokers and clearing organizations and from collateralized transactions and $6.0 million increase from accounts payable and accrued expenses and other liabilities. This increase was partially offset by $6.7 million decrease in other assets.

          Net cash provided by operating activities was $272.7 million for the year ended December 31, 2014, compared to $259.4 million for the year ended December 31, 2013. The increase of $13.3 million in net cash provided by operating activities is largely a reflection of the increased profitability of our business and the use of proceeds from excess funds held at prime brokers and clearinghouses towards repayment of the short term borrowings.

          Net cash provided by operating activities was $259.4 million for the year ended December 31, 2013, compared to $160.4 million for the year ended December 31, 2012. The increase of $99.0 million in net cash provided by operating activities was primarily attributable to an increase in net income of $94.6 million.

Investing Activities

          Net cash used in investing activities was $17.8 million for the six months ended June 30, 2015, compared to $14.7 million for the six months ended June 30, 2014. The increase of $3.1 million was due to an increase of $3.0 million in property and equipment purchases as a result of increased investment in networking and communication equipment for the six months ended June 30, 2015 and $0.1 million in development of capitalized software.

          Net cash used in investing activities was $36.2 million for the year ended December 31, 2014, compared to $32.0 million for the year ended December 31, 2013. The $4.2 million increase in net cash used in investing activities was due to a $6.2 million increase in property and equipment purchases offset by a $0.3 million decrease in capitalized software development. The property and equipment purchases in the year ended December 31, 2014 increased as a result of investments in networking and communication equipment.

          Net cash used in investing activities was $32.0 million for the year ended December 31, 2013, compared to $28.4 million for the year ended December 31, 2012. The increase in net cash used in investing activities was due to a $6.1 million increase in property and equipment purchases, partially offset by a reduction of $1.3 million in cash used for acquisitions and a $1.1 million decrease in capitalized software expense.

Financing Activities

          Net cash used in financing activities of $111.0 million for the six months ended June 30, 2015 and $106.0 million for the six months ended June 30, 2014 are as a result of increased distributions to members of Virtu Financial, including mandatory tax distributions of $83.9 million and the decrease in repayment of borrowings under short-term lending arrangements and senior secured credit facility of $15.0 million. The increase was partially offset by the Company holding approximately 24.8% interest in Virtu Financial as a result of the completion of the IPO and the Reorganization Transactions and consequently participating in distributions by Virtu Financial to its members as of a date subsequent to the IPO and the Reorganization Transactions.

          Net cash used in financing activities of $221.7 million, $202.7 million and $128.8 million for the years ended December 31, 2014, 2013 and 2012, respectively, are primarily a result of distributions to members of Virtu Financial, including mandatory tax distributions, repurchase of Class A-2 interests and changes in borrowings under short-term lending arrangements and our senior secured credit facility.

Credit Facilities

          We originally entered into our senior secured credit facility with Credit Suisse AG, Cayman Islands Branch, in July 2011 in connection with the Madison Tyler Transactions. Subsequently, we refinanced our senior secured credit facility in February 2013, we obtained an incremental term loan thereunder in May 2013 and we refinanced our senior secured credit facility again in November 2013. As of June 30, 2015, our senior secured credit facility had an aggregate principal amount outstanding of $502.4 million, and it matures in November 2019. Prior to the consummation of our initial public offering, borrowings under our senior secured credit facility bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5%, (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% and (d) 2.25%, plus, in each case, 3.5%, or (ii) the greater of (x) an adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus, in each case, 4.5%. Following the consummation of the IPO, such borrowings now bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5%, (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% and (d) 2.25%, plus, in each case, 3.0%, or (ii) the greater of (x) an adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus, in each case, 4.0%.

          Our senior secured credit facility is subject to certain financial covenants, which require us to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Our senior secured credit facility is also subject to certain negative covenants that restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, repay other indebtedness, pay dividends, pledge assets, make investments, including in certain of our operating subsidiaries, make acquisitions or consummate mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. We are also subject to contingent principal payments based on excess cash flow and certain other triggering events. As of June 30, 2015, we were in compliance with all of our covenants and made contingent principal payments totaling $3.5 million since the latest refinancing.

          Borrowings under our senior secured credit facility are secured by substantially all of our assets, other than the equity interests in and assets of our subsidiaries that are subject to, or potentially subject to, regulatory oversight, and our foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of these subsidiaries.

          On April 15, 2015, VFH Parent LLC, Virtu Financial's wholly owned subsidiary, entered into the new revolving credit facility with a syndicate of lenders in the amount of $100 million for general corporate purposes. The new revolving credit facility became available upon the consummation of the IPO on April 21, 2015 and the payment of fees and expenses related to the new revolving credit facility. The new revolving credit facility was implemented pursuant to an amendment to its existing senior secured credit facility, is secured on a pari passu basis with the existing term loan under our senior secured credit facility and is subject to the same financial covenants and negative covenants. Borrowings under the new revolving credit facility will bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5% and (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% plus, in each case, 2.0%, or (ii) an adjusted LIBOR rate for the interest period in effect plus 3.0%. A commitment fee of 0.50% per annum is applied on the average daily unused portion of the facility. In connection with the amendment described above and as discussed in Note 8, the incremental spread under the existing term loan was reduced by 0.50% upon the consummation of our initial public offering on April 21, 2015.

          In addition, we can borrow up to an additional $200 million in incremental term loans and revolving loans. We have entered into the new revolving credit facility with a syndicate of lenders in the amount of $100 million for general corporate purposes. The new revolving credit facility was made available upon payment of related fees and expenses and consummation of the IPO. The new revolving credit facility was implemented pursuant to an amendment to our senior secured credit facility, is secured on a pari passu basis with the existing term loan under our senior secured credit facility and is subject to the same financial covenants and negative covenants. Borrowings under the new revolving credit facility bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5% and (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% plus, in each case, 2.0%, or (ii) an adjusted LIBOR rate for the interest period in effect plus 3.0%. We will also pay a commitment fee of 0.50% per annum on the average daily unused portion of the facility.

          On July 22, 2013, Virtu Financial BD LLC, our wholly owned broker-dealer subsidiary, entered into a $50.0 million, one-year secured revolving credit facility with BMO Harris Bank N.A. The maturity date for this facility was subsequently extended for an additional year, and, effective as of April 24, 2015, the commitment was increased to $75.0 million. Borrowings under this facility are used to finance the purchase and settlement of securities and bear interest at the adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum. A commitment fee of 0.25% per annum on the average daily unused portion of this facility is payable quarterly in arrears. An upfront fee of $0.5 million was payable in four equal installments, on the closing date and on the last day of each of the three subsequent quarters. This facility requires, among other items, maintenance of minimum net worth, minimum excess net capital and a maximum total assets to equity ratio.

Commitments and Contingencies

          The following table reflects our minimum contractual obligations as of December 31, 2014. Amounts we pay in future periods may vary from those reflected in the table.

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	502,714	2,914	10,200	489,600	—
Capital leases	16,546	11,135	5,411	—	—
Operating leases	20,634	7,488	7,054	4,148	1,944

Total contractual obligations(1)	539,894	21,537	22,665	493,748	1,944

(1)
Excludes the Class A-1 interests of Virtu Financial, which were convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders were entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial were entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial were reclassified into Virtu Financial Units.

Inflation

          We believe inflation has not had a material effect on our financial condition or results of operations in the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014, 2013 and 2012.

Quantitative and Qualitative Information about Market Risk

Interest Rate Risk, Derivative Instruments

          In the normal course of business, we utilize derivative financial instruments in connection with our proprietary trading activities. We do not designate our derivative financial instruments as hedging instruments under Financial Accounting Standards Board's Accounting Standards Codification (ASC) 815 "Derivatives and Hedging." Instead, we carry our derivative instruments at fair value with gains and losses included in trading income, net, in the accompanying statements of comprehensive income. Fair value of derivatives that are freely tradable and listed on a national exchange is determined at their last sale price as of the last business day of the period.

          Since gains and losses are included in earnings, we have elected not to separately disclose gains and losses on derivative instruments, but instead to disclose gains and losses within trading revenue for both derivative and non-derivative instruments.

          Futures Contracts.    As part of our proprietary market making trading strategies, we use futures contracts to gain exposure to changes in values of various indices, commodities, interest rates or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date. Upon entering into a futures contract, we are required to pledge to the broker an amount of cash, U.S. government securities or other assets equal to a certain percentage of the contract amount. Subsequent payments, known as variation margin, are made or received by us each day, depending on the daily fluctuations in the fair values of the underlying securities. We recognize a gain or loss equal to the daily variation margin.

          Due from Brokers and Clearing Organizations.    Management periodically evaluates our counterparty credit exposures to various brokers and clearing organizations with a view to limiting potential losses resulting from counterparty insolvency.

Foreign Currency Risk

          As a result of our international market making activities and accumulated earnings in our foreign subsidiaries, our income and net worth are subject to fluctuation in foreign exchange rates. While we generate revenues in several currencies, a majority of our operating expenses are denominated in U.S. dollars. Therefore, depreciation in these other currencies against the U.S. dollar would negatively impact revenue upon translation to the U.S. dollar The impact of any translation of our foreign denominated earnings to the U.S. dollar is mitigated, however, through the impact of daily hedging practices that are employed by the company.

          Assets and liabilities of subsidiaries with non-U.S. dollar functional currencies are translated into U.S. dollars at period-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the period. The resulting currency translation adjustments are recorded as foreign exchange translation adjustment in our consolidated statements of comprehensive income and changes in members' equity. Our primary currency translation exposures historically relate to net investments in subsidiaries having functional currencies denominated in the Euro.

Market Risk

          The purchase and sale of futures contracts requires margin deposits with an FCM. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Financial Instruments with Off Balance Sheet Risk

          We enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward contracts, and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

          Futures and forward contracts provide for delayed delivery of the underlying instrument. In situations where we write listed options, we receive a premium in exchange for giving the buyer the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not necessarily reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements, typically with a central clearing house as the counterparty. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

Critical Accounting Policies and Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the applicable reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies are discussed below. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based upon judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Earnings Per Share

          Earnings per share ("EPS") is computed in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income available for common stockholders by the weighted average number of shares outstanding for that period. Diluted EPS is calculated by dividing the net income available for common stockholders by the diluted weighted average shares outstanding for that period. Diluted EPS includes the determinants of the basic EPS and, in addition, reflects the dilutive effect of shares of common stock estimated to be distributed in the future under our share based compensation plans, with no adjustments to net income available for common stockholders for dilutive potential common shares.

Principles of Consolidation, including Noncontrolling Interests

          The unaudited condensed consolidated financial statements include the accounts of us and our majority and wholly owned subsidiaries. As sole managing member of Virtu Financial, we exert control over the Group's operations. In accordance with ASC 810, Consolidation, we consolidate Virtu Financial and its subsidiaries' consolidated financial statements and record the interests in Virtu Financial that we do not own as noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation.

Valuation of Financial Instruments

          Due to the nature of our operations, substantially all of our financial instrument assets, comprised of financial instruments owned, securities purchased under agreements to resell, and receivables from brokers, dealers and clearing organizations are carried at fair value based on published market prices and are marked to market daily, or are assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of our financial instrument liabilities that arise from financial instruments sold but not yet purchased, securities sold under agreements to repurchase, securities loaned and payables to brokers, dealers and clearing organizations are short-term in nature and are reported at quoted market prices or at amounts approximating fair value.

Revenue Recognition

Trading Income, Net

          Trading income, net, consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income, net, is comprised of changes in fair value of assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on equities, fixed income securities, currencies and commodities.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of income earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related short-term lending facilities. Dividends are recorded on the ex-dividend date, and interest is recognized on the accrual basis.

Technology Services

          Technology services revenues consist of fees paid by third parties for licensing of our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Income from existing arrangements for technology services is recorded as a services contract in accordance with SEC Topic 13 (SAB 104), SEC Topic 13.A.3 (f), with revenue being recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable. Revenue is recognized ratably over the contractual services period.

Software Development Costs

          We account for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. We capitalize costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

          Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. Capitalization of such costs begins when a program or functionality under development has established technological feasibility and ends when the resulting program or functionality is available for release to users.

          Our capitalized software development costs were $5.5 million and $5.0 million for the six months ended June 30, 2015 and 2014, respectively with related accumulated amortization expense of approximately $5.2 million and $5.0 million, respectively. At December 31, 2014 and 2013, our capitalized software development costs were approximately $47.5 million and $38.0 million with related accumulated amortization of approximately $39.8 million and $29.6 million at December 31, 2014 and 2013, respectively. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software. The estimated useful lives of the underlying software are based on analysis performed by a third party in connection with the Madison Tyler Transaction.

Stock-Based Compensation

          We account for stock-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires the recognition of the fair value of stock-based awards in net income. The fair value of awards issued for compensation is determined using a third-party valuation on the date of grant. The fair value of stock-based awards granted to employees is amortized over the vesting period of the award, if any.

          During the six months ended June 30, 2015 and 2014, we recorded expense relating to Class A-2 profits interests granted during the years ended December 31, 2014, 2013 and 2012 to certain employees and non-employees, which vest immediately or over a period of up to four years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards and are measured at the date of grant. Additionally, we recorded expense relating to the expected issuance of Class A-2 profits interests or other equity interests at year-end. For the six months ended June 30, 2015 and 2014, we recorded $1.9 million in expense recognized relating to these awards. For the years ended December 31, 2014, 2013 and 2012, we recorded $16.0 million, $13.4 million and $8.4 million, respectively, in expense recognized relating to these awards. Total unrecognized share-based compensation expense related to these Class A-2 profits interests, which were reclassified into non-voting common interest units subject to the same vesting schedule as their corresponding Class A-2 profits interests in connection with the reorganization transactions, that have not vested was $2.9 million and $3.6 million as of June 30, 2015 and December 31, 2014, respectively. This amount is expected to be recognized over a weighted average period of 2.1 years.

          Activity in the Class A-2 profits interests is as follows:

	Number of Interests	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding at December 31, 2012	2,298,957	$6.40	0.70
Interests Granted	2,223,814	$7.19	—
Interests Repurchased	(88,319)	$6.57	—
Outstanding December 31, 2013	4,434,452	$6.82	3.40
Interests granted	—	$—	—
Interests repurchased	(6,796)	$6.46	—

Outstanding June 30, 2014	4,427,656	$6.82	2.90

Outstanding December 31, 2014	6,069,007	$7.05	2.54
Interests granted	6,418	$7.52	3.00
Interests repurchased	(13,495)	$7.17	—

Outstanding June 30, 2015	6,061,930	$7.05	2.07

          We estimated the fair value of the Class A-2 profits interests using Contingent Claim Analysis based on the Merton framework, an option pricing methodology based on expected volatility, risk-free rates and expected life. Expected volatility is calculated based on companies in our peer group. The weighted average assumptions we used in estimating the grant date fair values of the Class A-2 profits interests during the year ended December 31, 2014 are summarized below:

	As of December 31,
	2014	2013	2012
Expected life (in years)	0.5	0.5	1.5
Expected stock price volatility	25%	25%	30%
Expected dividend yield	—	—	—
Risk-free interest rate	0.12%	0.10%	0.20%

          East MIP Class B interests are subject to time based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an initial public offering. Upon the consummation of our initial public offering, time vested East MIP Class B interests were fully vested, resulting in a non-cash compensation expense of $11.8 million, which reflects the fair value of the outstanding time-vested East MIP Class B interests as of the date of the transaction. An additional compensation expense in respect of East MIP Class B interests still subject to time vesting of $0.6 million was recognized ratably over the remainder of the period ended June 30, 2015, resulting in a total expense for the period of $12.4 million relating to the East MIP Class B interests. As of December 31, 2014, a capital transaction was not probable, and therefore none of the East MIP Class B interests were vested and no compensation expense was recognized relating to these awards.

          During the six months ended June 30, 2015 and 2014, no employees have been granted Class B interests. During the years ended December 31, 2013 and 2012, certain employees were granted Class B interests in Virtu Financial, and no Class B interests were granted for the year ended December 31, 2014. Class B interests vest only upon the occurrence of both time-based vesting over a four year period and the consummation of a qualifying capital transaction by the Company. These interests vest in accordance with the terms of the Existing Equity Incentive Plan and are subject to repurchase provisions, upon certain termination events. These interests are accounted for as equity awards.

          Upon the consummation of our initial public offering, time vested Class B interests were fully vested, resulting in a non-cash compensation expense of $31.4 million, which reflects the fair value of the outstanding time-vested Class B interests as of the date of the transaction. An additional compensation expense in respect of Class B Interests still subject to time vesting of $1.9 million was recognized ratably over the remainder of the period ended June 30, 2015, resulting in a total expense for the period of $33.3 million relating to the Class B interests. As of December 31, 2014, respectively, a capital transaction was not probable, and therefore none of the Class B interests were vested and no compensation expense was recognized relating to previously awarded Class B interests.

          Additionally, in connection with the compensation charges related to Class B and Virtu East MIP interests mentioned above, we capitalized and amortized $9.5 million and $8.0 million, respectively, of the costs attributable to employees incurred in development of software for internal use, which were netted within charges related to share based compensation at the initial public offering in the condensed consolidated statements of comprehensive income.

          In connection with our initial public offering, non-qualified stock options to purchase 9,228,000 shares were granted at the initial public offering per share price, each of which vests in equal annual installments over a period of four years from grant date and expires not later than 10 years from the date of grant. In connection with and subsequent to our initial public offering, 25,647 restricted stock units were granted, each of which vest on the one year anniversary of date of grant and are settled in shares of Class A common stock. Stock-based compensation expense relating to the stock options is recognized over a four year service period and determined using the fair value at the date of grant through the application of the Black-Scholes-Merton model, using the initial public offering price, the expected dividend rate, the risk-free interest rate and the "simplified" method in accordance with Staff Accounting Bulletin No. 110 to determine the expected term. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies. Similarly, the fair value of the restricted stock units was determined based on our initial public offering per share price and will be recognized on a straight line basis over the vesting period.

Income Taxes

          Virtu Financial is a limited liability company and is treated as a pass-through entity for United States federal, state, and local income tax purposes. Accordingly, no provision for United States federal, state, and local income tax was required prior to the consummation of the reorganization transactions and our initial public offering. Following the consummation of the reorganization transactions and our initial public offering, we are subject to U.S. federal, state and local income taxes on our taxable income, which is proportional to the percentage of Virtu Financial owned by us. Our subsidiaries are subject to income taxes in the respective jurisdictions (including foreign jurisdictions) in which they operate.

          The provision for income tax is comprised of current tax and deferred tax. Current tax represents the tax on current year tax returns, using tax rates enacted at the balance sheet date. The deferred tax assets are recognized in full and the reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be recognized.

          We recognize the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in our condensed consolidated financial statements from such a position are measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. Our estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. We have determined that there are no uncertain tax positions that would have a material impact on our financial position as of June 30, 2015 and December 31, 2014 or the results of operations for the six months ended June 30, 2015 and 2014.

Goodwill and Intangible Assets

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

          ASU No. 2011-08, Intangibles—Goodwill and Others (Topic 350): Goodwill for Impairment, permits the use of qualitative methods to assess events and circumstances relevant to the fair value of a reporting unit to determine whether the traditional two-step quantitative process is required. To conduct the assessment, certain factors are reviewed including macroeconomic conditions, industry market considerations, overall financial performance, cost factors, other relevant entity-specific events, events affecting specific reporting unit, and changes in share price. If the qualitative assessment indicates that it is a more likely the fair value of the reporting unit is less than the carrying amount, we are required to perform the two-step process.

          We test goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. Based on the results of the annual impairment tests performed as of July 1, 2014 and 2013, no goodwill impairment was recognized during the six months ended June 2015 and 2014 and years ended December 31, 2014 and 2013, respectively.

Recent Accounting Pronouncements

          Revenue — In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 (fiscal year 2018 for us) and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year for public companies. ASU 2015-14 applies for annual reporting periods begin after December 15, 2017, including interim report periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its condensed consolidated financial statements.

          Repurchase Agreements — In June, 2014, the FASB released ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendment changes the accounting for repurchase financing transactions and for repurchase-to-maturity transactions to secured borrowing accounting. The accounting changes became effective for us beginning in the first quarter of 2015. The effect of the accounting changes on transactions outstanding as of the effective date were required to be presented as a cumulative effect adjustment to retained earnings as January 1, 2015. We currently do not enter into these types of repurchase transactions. The amendment also required additional disclosures for repurchase agreements and securities lending transactions regarding the class of collateral pledged and the remaining contractual tenor of the agreements, as well as a discussion of the potential risks associated with the agreements and the related collateral pledged, and how those risks are managed. Additional disclosures were required for repurchase agreements, securities lending transactions, sales with a total return swap, and other similar transfers of financial assets that are accounted for as a sale.

          Compensation — In June 2014, the Emerging Issues Task Force (the "EITF") of the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

          Going Concern — In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We will implement this new standard on the required effective date.

          Hybrid Financial Instruments — In November 2014, the EITF of the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. The ASU requires that for hybrid financial instruments issued in the form of a share, an entity should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. An entity should use judgment based on an evaluation of all the relevant terms and features, and should consider the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2015 (fiscal year 2016 for us) and interim periods within fiscal years beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. We are currently evaluating the impact of this ASU on our condensed consolidated financial statements.

          Debt Issuance Costs — In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred charge asset. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 (fiscal year 2016 for us), and interim periods within those fiscal years. Early adoption of the amendment is permitted and the Company has elected to early adopt this ASU effective as of June 30, 2015. The new guidance has been applied on a retrospective basis, wherein the accompanying condensed consolidated statements of financial condition have been adjusted to reflect the period-specific effects of applying the new guidance.

BUSINESS

Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities and other financial instruments, and we generate revenue by buying and selling securities and other financial instruments and earning small bid/ask spreads across a large volume of transactions. We make markets by providing quotations to buyers and sellers in more than 11,000 securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for financial instruments and thereby providing to market participants an efficient means to transfer risk. All market participants benefit from the increased liquidity, lower overall trading costs and enhanced execution certainty that we provide. While in most cases we do not have customers in a traditional sense, we make markets for global banks, brokers and other intermediaries, in addition to retail and institutional investors, including corporations, individuals, hedge funds, mutual funds, pension funds and other investors, all of whom can access our liquidity on exchanges or venues in order to transfer risk in multiple securities and asset classes for their own accounts and/or on behalf of their customers. The following table illustrates our diversification and scale:

Asset Classes	Percentage of Adjusted Net Trading Income(1) (Year Ended December 31, 2014)	Selected Venues in Which We Make Markets
Americas Equities	26%	NYSE, NASDAQ, DirectEdge, NYSE Arca, NYSE MKT, BATS, IEX, TMX, ICE, CME, BM&F Bovespa, major private liquidity pools
EMEA Equities	12%

London Stock Exchange, Borsa Italiana, SIX Swiss Exchange, Euronext (Paris, Amsterdam, Brussels, Lisbon), XETRA, Bolsa de Madrid, EUREX, ICE Futures Europe, Turquoise Exchange, BATS Chi-x Europe, Johannesburg Stock Exchange

APAC Equities	7%	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities	21%	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies	25%	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	10%	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

(1)
For a full description of Adjusted Net Trading Income and a reconciliation of Adjusted Net Trading Income to trading income, net, see "Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data."

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of any particular market and we do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities and other financial instruments, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. While we seek to eliminate the price risk of long or short positions, a great number of our trades are not profitable. For example, for the 252 trading days of 2014, we averaged approximately 5.3 million trades per day globally across all asset classes, and we profitably exited 49% of our overall positions.

          We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

          Our market making activities employ the following three basic strategies: a "single instrument" market making strategy, a "one to one" market making strategy and a "one to many" market making strategy. The single instrument market making strategy involves actively quoting in a single instrument with the intention of profiting by capturing the spread between the bid and offer. This strategy places buy orders, or bids, and sell orders, or offers, in the market for the subject instrument at or near the inside of the market with the intention of achieving an execution. If another market participant executes against the strategy's bid or offer by crossing the spread, the strategy will attempt to exit the position by continuing to quote on the opposite side of the market in order to execute an offsetting position. The one to one market making strategy involves continuously quoting a two-sided market in a single instrument with the intention of either capturing the spread in the primary instrument or locking in a return by hedging in a different but economically similar instrument. The one to many market making strategy involves continuously quoting a two-sided market in a primary instrument (typically an ETF) with the intention of either capturing the spread in the primary instrument or attempting to lock in a return by hedging in a basket of instruments that represent an economically equivalent value to the primary instrument.

          For the six months ended June 30, 2015 and 2014, respectively:

  •
  our total revenues were approximately $403.5 million and $336.3 million,

  •
  our trading income, net, was approximately $383.7 million and $318.5 million,

  •
  our Adjusted Net Trading Income was approximately $254.3 million and $200.3 million,

  •
  our net income was approximately $85.0 million and $79.7 million, and

  •
  our Adjusted Net Income was approximately $143.7 million and $99.6 million.

          For the years ended December 31, 2014 and 2013, respectively:

  •
  our total revenues were approximately $723.1 million and $664.5 million,

  •
  our trading income, net, was approximately $685.2 million and $623.7 million,

  •
  our Adjusted Net Trading Income was approximately $435.0 million and $414.5 million,

  •
  our net income was approximately $190.1 million and $182.2 million, and

  •
  our Adjusted Net Income was approximately $226.5 million and $215.4 million.

          For the six months ended June 30, 2015, we earned approximately 22% of our Adjusted Net Trading Income from Americas equities (of which approximately 17% was attributable to U.S. equities and approximately 5% was attributable to Canadian and Latin American equities), 12% from EMEA equities, 8% from APAC equities, 25% from global commodities, 26% from global currencies and 6% from options, fixed income and other securities. For the year ended December 31, 2014, we earned approximately 26% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 6% was attributable to Canadian and Latin American equities), 12% from EMEA equities, 7% from APAC equities, 21% from global commodities, 25% from global currencies and 10% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see "Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the year ended December 31, 2014, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 26% of our total Adjusted Net Trading Income.

          Technology and operational efficiency are at the core of our business, and our focus on market making technology is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

          We are a self-clearing registered broker-dealer in the U.S. and are registered with the Central Bank of Ireland for our European trading. We participate on more than 225 unique exchanges, markets and liquidity pools globally and register as a market maker or liquidity provider and/or enter into direct obligations to provide liquidity on nearly every exchange or venue that offers such programs. We engage regularly with regulators around the world on issues affecting electronic trading and have been a proponent with the SEC of affirmative market making obligations for electronic market makers in U.S. equities in an effort to enhance the transparency and liquidity provided to capital markets. In the U.S., we conduct our business from our headquarters in New York, New York and our trading center in Austin, Texas. Abroad, we conduct our business through trading centers located in Dublin and Singapore.

Industry and Market Overview

          A "market maker" or "liquidity provider" is commonly defined by stock exchanges, futures exchanges and regulatory authorities around the world as a person or entity who provides continuous, two-sided quotes at multiple price levels at or near the best bid or offer, taking market risk, through a variety of exchanges and markets, which are accessible broadly and continuously for immediate execution. Market makers, like us, serve a critical role in the functioning of all financial markets by providing bids and offers for securities and other financial instruments. Market makers enhance liquidity and execution certainty for all market participants, enabling buyers and sellers to efficiently transfer risk, and are compensated for this service by earning a small amount of money on the bid/ask spread on individual transactions. A market maker's success depends on it posting competitive prices and accurately and efficiently responding to relevant market data.

          Historically, market making activities occurred on the physical floor of exchanges, where human traders would execute buy and sell orders for securities. Over the last 20 years, however, the global trading markets have been characterized by the electronification of trading, development of new asset classes, volume growth and improving technology and speed of communication. The advent of electronic trading venues has changed the traditional trading process for many types of securities in the equity, bond and currency markets. The practice of physical, "open outcry" trading has largely been replaced by electronic trading platforms. This shift, and the resulting increase in automation and speed and reduction in trading costs, has led to significant growth in electronic trading volumes, as implied by growth in the aggregate notional value and number of trades on exchanges around the world. According to the World Federation of Exchanges, the number of equity shares traded electronically grew at a compound annual rate of 15.8% since 2004, from approximately 3.5 billion shares in 2004 to approximately 15.1 billion shares in 2014. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 9.4% since 2004, from 8.9 billion contracts in 2004 to 21.9 billion contracts in 2014, and we believe that a significant portion of this growth has come from the electronification of trading.

Yearly Global Exchange Electronic Order Book Volumes (billions of shares)	Yearly Global Futures and Options Volumes (billions of contracts)

Source: World Federation of Exchanges.	Source: Futures Industry Association.

          Growth in foreign exchange market volumes has also been robust. According to the Bank for International Settlements, the daily average market turnover across foreign exchange instruments in 2013 was $5.3 trillion. This rate represents 12.0% compound annual growth from the April 2004 daily average of $1.9 trillion. Among the various foreign exchange instruments, outright spots and swaps led this growth as turnover in foreign exchange spot transactions more than tripled from

$631 billion in April 2004 to $2.0 trillion in April 2013 and the daily average turnover of foreign exchange swaps increased from $954 billion to $2.2 trillion during the same period.

Global Foreign Exchange Market Volumes, Net-Net Basis (dollars in trillions)

Source: Bank for International Settlements.

          Growth in the electronic trading markets has led to increased competition among market makers. Successful firms have had to automate their trading and develop efficient, scalable technology platforms to remain competitive. Electronic market makers employ technology and automated trading applications to place bids and offers more quickly and transact at a lower cost than their predecessors, leading to enhanced liquidity and more efficient pricing for all market participants.

          Market structures have become increasingly complex and diverse. Although in some geographies and asset classes trading continues to occur through a single exchange, many markets for many asset classes, such as U.S. and European equities, have become increasingly fragmented. While we believe this fragmentation and related competition have been beneficial to all market participants, leading to more compressed bid/ask spreads and creating deeper liquidity, they have also created greater complexity and have required electronic market makers to expand their infrastructure to connect with more venues. We believe this trend will enable larger firms with scalable infrastructure, like us, to capture more of these opportunities. The chart below illustrates decreasing shares of market volumes in cash equities on certain major exchanges across the world, signifying increased market fragmentation.

Percentage of Cash Equities Market Volumes
U.S. (NYSE & NASDAQ)	Canada (TSX)	United Kingdom (LSE)	Germany (Deutsche Boerse)

Source: BATS Global Markets for U.S., London and Germany, Investment Industry Regulatory Organization of Canada (IIROC) for Canada.

          Increased volumes and penetration of electronic trading have been greatest in developed markets, particularly in the U.S. However, we believe that many other global markets will become more liquid, efficient and electronic over time, in part through the increased participation of electronic market makers, which will result in greater volume growth and transaction velocity. Automated services that provide continuous bids and offers across many securities and asset classes are fundamental to this transformation. Furthermore, regulatory changes impacting the OTC derivatives markets, such as the European Markets Infrastructure Regulation and the Dodd-Frank Act, will require many formerly OTC products to be cleared through central clearing houses, potentially causing an increase in market-traded futures volumes. Unlike exchange traded futures, OTC derivatives have historically traded between two parties. However, increased regulatory requirements for transactions in OTC derivatives may cause some market participants to shift their trading toward exchange traded futures. The OTC derivatives market is large but has significantly less trading volume than the listed futures market. The "futurization" of the large OTC derivatives markets and the potential for increased trading volume could result in higher volumes and subsequently more opportunities for electronic market makers.

The OTC Market Is Currently Larger than the Exchange Market (Notional Outstanding Value, dollars in trillions)	Exchange Contracts Experience Higher Trading Levels (Turnover/Notional)

Source: Bank for International Settlements.

Our Competitive Strengths

          Critical Component of an Efficient Market Eco-System.    As a leading, low-cost market maker dedicated to providing improved efficiency and liquidity across multiple securities, asset classes and geographies, we aim to provide critical market functionality and robust price competition, leading to reduced trading costs and more efficient pricing in the securities and other financial instruments in which we provide liquidity. This contribution to the financial markets, and the scale and diversity of our market making activities, provides added liquidity and transparency, which we believe are necessary and valued components to the efficient functioning of market infrastructure and benefit all market participants. We support transparent and efficient, technologically advanced marketplaces, and advocate for legislation and regulation that promotes fair and transparent access to markets.

          Cutting Edge, Proprietary Technology.    Technology is at the core of our business. Our team of software engineers develops all of our core software internally, and we utilize optimized infrastructure to integrate directly with the exchanges and other trading venues on which we provide liquidity. Wherever possible, we lease commercially available rack space that is co-located with, or in close proximity to, the exchanges and other venues where we provide liquidity. We do not pay any licensing or per-trade processing fees to any third parties, and the engineering cycles for enhancements or new technologies are entirely within our control. Our focus on technology and our ability to leverage our technology enables us to be one of the lowest cost providers of liquidity to the global electronic trading marketplace.

          Consistent, Diversified and Growing Revenue Base.    We generate revenues by making markets and earning small bid/ask spreads in more than 11,000 listed securities and other financial instruments on more than 225 unique exchanges, markets and liquidity pools in 35 countries around the world. The reliability and scalability of our technology platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and enable us to diversify our Adjusted Net Trading Income through asset class and geographic expansion. As a result, during the year ended December 31, 2014, no single asset class or geography constituted more than 26% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

          Low Costs and Large Economies of Scale.    Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing DTC member, we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain competitive pricing for trade processing functions and other costs that we do not internalize. Our significant volumes frequently place us in the lowest cost tiers of brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of December 31, 2014, we had only 148 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

          Real-Time Risk Management.    Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues or losses in excess of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact.

          Proven and Talented Management Team.    Our management team, with an average of approximately 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas A. Cifu has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Our Chief Financial Officer, Joseph Molluso, has been with us since 2013 and previously was a Managing Director in the Investment Banking division at J.P. Morgan.

Our Key Growth Strategies

          Capitalize on secular growth in electronic trading of global listed securities markets and continue to increase market penetration.    We expect that global electronic trading volumes will continue to grow, driven by various factors, including technology, globalization, convergence of exchange and non-exchange markets and the evolving regulatory environment. According to the World Federation of Exchanges, the number of equity shares traded through an electronic order book grew at a compound annual rate of 15.8% since 2004, from approximately 3.5 billion shares in 2004 to approximately 15.1 billion shares in 2014. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 9.4% since 2004, from 8.9 billion contracts in 2004 to 21.9 billion contracts in 2014, and we believe that a significant portion of this growth has come from the electronification of trading. Our ability to offer competitive bid and offer quotes, facilitated by our proprietary, scalable technology platform and our low-cost structure, has enabled us to grow our business and add trading volume at little incremental cost. As a result, we expect to be well positioned to capitalize on future growth in the global electronic trading markets, particularly in certain asset classes in which we have lower Adjusted Net Trading Income or are not yet a participant.

          Provide increasing liquidity across a wider range of new securities and other financial instruments.    We believe that the full implementation of the European Markets Infrastructure Regulation and the Dodd-Frank Act in the U.S. will increase transparency, liquidity and efficiency in global trading markets and encourage the further development of trading opportunities in certain asset classes in which highly liquid electronic markets remain limited or nonexistent due to historical reliance on bilateral voice trading and other inefficient processes. The migration of these products to electronic markets will provide us with an opportunity to deploy our market making strategies in asset classes that are not accessible to us currently including, for example, interest rate swaps, interest rate swap futures, CDS index futures and OTC energy swaps.

          Grow geographically.    We trade on over 225 unique exchanges, markets and liquidity pools around the world, located in 35 countries. We look to expand into new geographies when access is available to us and the applicable regulatory scheme permits us to deploy our strategy. Given the scalability of our platform, we believe we will be able to expand into new geographies and begin generating revenues quickly with little incremental cost. We intend to continue to expand our market making business into new geographic locations, including locations in the EMEA and APAC markets, where we began making markets in 2008 and 2010, respectively. We entered the Japanese, Australian and certain other Asian markets beginning in late 2011, and we expect those markets to be growth areas for us.

          Leverage our technology to offer additional technology services to market participants.    We believe that our order management, market data, order routing, processing, risk management and market surveillance technology modules offer a key value proposition to market participants and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. For example, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that financial institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other financial institutions as well. In 2014, we also entered into an order routing agreement with a registered broker-dealer in order to assist it in its execution of institutional order flow.

          Expand customized liquidity solutions.    We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our VFX platform and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of December 31, 2014. We intend to offer this same type of customized liquidity in other asset classes globally.

          Pursue strategic partnerships and acquisitions.    We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh in the third quarter of 2012, we became an OTC market maker in ETFs and from time to time provide two-sided liquidity to a significant number of counterparties throughout Europe.

Diversity of Our Market Making

          We make markets in a number of different assets classes, which are discussed in more detail below.

Americas Equities

          Americas equities trading accounted for approximately 22% and 26% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 26% and 27% for the years ended December 31, 2014 and 2013, respectively. In 2014, of the 26% of our Adjusted Net Trading Income attributable to Americas equities, approximately 20% was attributable to U.S. equities and approximately 6% was attributable to Canadian and Latin American equities. We trade approximately 6,000 Americas equity securities including, among others, equity related futures and exchange traded funds, on eleven SEC registered exchanges as well as other alternative trading systems, including the NYSE, the NASDAQ, Direct Edge, NYSE Arca, BATS and IEX, the TSX in Canada, Bovespa in Brazil and BMV in Mexico, and we connect to more than 20 private liquidity pools. In 2011, we became a DMM in over 260 stocks on the floor of the NYSE and the NYSE MKT (formerly NYSE Amex), and we are seeking to increase the number of listed NYSE stocks for which we serve as a DMM.

          As exchange traded funds, or "ETFs," and other similar products have proliferated both domestically and internationally, demand has increased for trading the underlying assets or hedging such funds. Our technology has enabled us to expand into providing liquidity to this growing area by making markets across these assets in a variety of trading venues globally. We are authorized participants and can create and/or redeem ETFs in Americas equities, EMEA equities and APAC equities.

EMEA Equities

          EMEA equities trading accounted for approximately 12% and 13% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 12% and 11% for the years ended December 31, 2014 and 2013, respectively. Similar to our strategy in the Americas, we utilize proprietary connections to all of the registered exchanges in a particular jurisdiction including the LSE, BATS-Chi-X Europe and NYSE Euronext, as well as any additional pools of liquidity to which we can gain access either directly or through a broker. We are also well positioned in European ETFs, as an authorized participant in many European ETFs. In addition, after our acquisition of the ETF market making assets of Nyenburgh, we provide two-sided liquidity to a significant number of counterparties throughout Europe.

APAC Equities

          APAC equities trading accounted for approximately 8% and 7% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 7% and 11% for the years ended December 31, 2014 and 2013, respectively. We utilize proprietary connections to the ASX, TSX and SGX, among other exchanges and liquidity pools.

Global Commodities

          Trading in global commodities accounted for approximately 25% and 25% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 21% and 23% for the years ended December 31, 2014 and 2013, respectively. During these periods, we had leading volumes on both the CME and ICE in trading crude oil, natural gas, heating oil and gasoline futures. We trade approximately 100 energy products and futures on the ICE, CME, TOCOM and NYSE Liffe US. We also actively trade precious metals, including gold, silver, platinum and palladium.

Global Currencies

          Trading in global currencies, including spot, futures and forwards, accounted for approximately 26% and 23% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 25% and 20% for the years ended December 31, 2014 and 2013, respectively. During these periods, we were a leading participant in the major foreign exchange venues, including Reuters, Currenex, Hotspot FX and EBS. Currency trading has historically utilized intermediaries and large broker-dealers, and as a result, market making opportunities in foreign exchange have been limited.

Options, Fixed Income and Other Securities

          Trading in other products, U.S. and foreign government fixed income products and options accounted for approximately 6% and 9% of our Adjusted Net Trading Income for the six months ended June 30, 2015 and 2014, respectively, and 10% and 9% for the years ended December 31, 2014 and 2013, respectively. We trade these products on a variety of specialized exchanges and other trading venues, including all of the U.S. options exchanges of which we are a member (i.e., CBOE, ISE and NYSE Arca) and through the U.S. futures exchanges. We believe that we can increase our volumes in certain of these products.

Technology

          We have developed, in-house, a single proprietary, scalable and modular technology platform that we directly integrate with exchanges and other trading venues through customized infrastructure to provide continuous bid and offer quotations on a wide variety of assets traded electronically around the world. Our platform incorporates market data and evaluates risk exposure on a real-time basis to update outstanding quotes often many times per second, enabling us to offer competitive bid/ask spreads. Our high degree of automation reduces our costs, and we believe our cost per trade is as low as or lower than any other market participants. Leveraging the scalability and low costs of our platform, we are able to test and rapidly deploy new liquidity provisioning strategies, expand to new securities, asset classes and geographies and increase transaction volumes at little incremental cost. These efficiencies are central to our ability to deliver consistently positive Adjusted Net Trading Income as our profitability per trade and per instrument is not significant, particularly in U.S. equities.

          Our transaction processing is automated over the full life cycle of a trade. Our platform generates and disseminates continuous bid and offer quotes on over 11,000 tradable listed products. It simultaneously searches for the best possible combination of prices available at the time an order is placed and immediately seeks to execute that order electronically or send it where the order has the highest probability of execution at the best price. At the moment a trade is executed, our systems capture and deliver this information back to the source, in most cases within a fraction of a second, and the trade record is written into our clearing system, where it flows through a chain of control accounts that allow us to reconcile trades, positions and payments until the final settlement occurs.

          Our core software technology is developed internally, and we do not generally rely on outside vendors for software development or maintenance. To achieve optimal performance from our systems, we continuously test and upgrade our software. Our focus on cutting-edge technology not only improves our performance but also helps us attract and retain talented developers.

          Virtually all of our software has been developed and maintained with a unified purpose. We track and test new software releases with proprietary automated testing tools and are not hindered by disparate or limiting legacy systems assembled through acquisitions. Although we acquired new technology as a result of the Madison Tyler Transactions in 2011, we had substantially completed integration of core trading technologies within eight to twelve months of the close of the transaction.

          We have built and continuously refined our automated and integrated, real-time systems for world-wide trading, risk management, clearing and cash management, among other purposes. We have also assembled a proprietary connectivity network between us and exchanges around the world. Efficiency and speed in performing prescribed functions are always crucial requirements for our systems, and generally we focus on opportunities in markets that are sufficiently advanced to allow the seamless deployment of our automated strategies, risk management system and core technology.

          Our systems are monitored 24 hours a day, five days a week by our core operations team and are substantially identical across our four offices, in New York, New York, Austin, Texas, Dublin, Ireland and Singapore. This redundancy covers our full technology platform, including our market data, order routing, transaction processing, risk management and market surveillance technology modules. Because our systems can be operated by qualified personnel in any office at any time across our globally distributed offices, we have an effective, organic disaster recovery and business continuity plan in place, allowing for seamless operation of our trading strategies in the event of disruption.

Risk Management

          We are intensely focused on risk management and monitor our activities on a continuous basis using our fully integrated technology systems.

          Risk management is at the core of our trading infrastructure. Our real-time risk controls monitor all of our market making positions, incorporating market data and evaluating our risk exposure to continuously update our outstanding bid and offer quotes, often many times per second. Although our market making is automated, the trading process and our risk exposure are monitored by a team of individuals, including members of our senior management team, who oversee our risk management processes in real time. Our risk management system is intrinsic to our trading infrastructure that is utilized in each of our four trading centers.

          Our risk management policies are set by our Risk Committee and overseen by our Chief Risk Officer. We utilize the following three-pronged approach to managing risk:

  •
  Strategy Lockdowns.  Messages that leave our trading environment must first pass through a series of preset risk controls, or "lockdowns," which are intended to minimize the likelihood of unintended activities by our market making algorithms, and which cannot be modified by our traders. Not only do we implement preset risk controls to limit downside risk, but we also do the same to limit upside risk — if our risk management system detects that a trading strategy is generating revenues or losses in excess of our preset limits, a lockdown will be triggered. When a lockdown is triggered, our risk management system alerts us and automatically freezes the applicable trading strategy, cancels all applicable open orders and prevents the placement of additional related orders. Following a lockdown, a trader must manually reset the applicable trading strategy. While this risk prevention layer adds a degree of latency to our trading infrastructure and can prevent us from earning outsized returns in times of extreme market volatility, we believe that this trade-off is necessary to properly limit our downside risk.

  •
  Aggregate Exposure Monitoring.  Pursuant to our risk management policies, our automated management information systems generate reports in real-time, as well as on daily and periodic bases. These reports include risk profiles, profit and loss analyses and trading performance reports. Our assets and liabilities are marked-to-market daily for financial reporting purposes by reference to official exchange prices, and they are re-valued continuously throughout the trading day for risk management and asset/liability management purposes.

  •
  Operational Controls.  We have automated the full cycle of controls of our business. Key automated controls include:

  •
  our technical operations system continuously monitors our network and the proper functioning of each of our trading centers around the world;

  •
  our market making system continuously evaluates over 11,000 listed securities in which we provide bid and offer quotes and changes its bids and offers in such a way as to minimize exposure to directional price movements. The speed of communicating with exchanges and market centers is maximized through continuous software and network engineering innovation, allowing us to achieve real-time controls over market exposure. We connect to exchanges and other electronic venues through a network of co-location facilities around the world that are monitored 24 hours a day, five days a week, by our staff of experienced network professionals;

  •
  our clearing system captures trades in real time and performs automated reconciliations of trades and positions, corporate action processing, options exercises, securities lending and inventory management, allowing us to effectively manage operational risk; and

  •
  software developed to support our market making systems performs daily profit and loss and position reconciliations.

          In addition, we seek to minimize our liquidity risk by focusing our trading in highly active and liquid instruments. The diversity of assets and venues in which we provide liquidity serves as a further form of portfolio risk management.

          Our Risk Committee includes key personnel from each of our locations globally and is comprised of our Chief Risk Officer, members of our senior management team, senior technologists and traders, and certain senior compliance officers. Our board of directors is regularly apprised of the activities of our Risk Committee and our risk management policies, procedures and controls through board updates and other communications. All of our risk controls and settings are reviewed and approved by our Risk Committee.

Competition

          Historically, our competition has been registered market making firms ranging from sole proprietors with very limited resources to large, integrated broker-dealers. Today, a range of market participants may compete with us for revenues generated by market making activities across one or more asset classes and geographies, including large broker-dealers, such as Bank of America Merrill Lynch, Citigroup, Goldman, Sachs & Co., Morgan Stanley and UBS, and other participants, such as Citadel, DRW Holdings, Hudson River Trading, IMC, KCG Holdings, Optiver, Susquehanna, Timber Hill and Wolverine Trading. Some of our competitors in market making are larger than we are and have more captive order flow in certain assets. We believe that the high cost of developing a competitive technological framework is a significant barrier to entry by new market participants.

          We believe that we must have more sophisticated, versatile and robust software than our competitors in order to maintain a competitive advantage. Technology and software innovation is a primary focus for us, rather than relying solely on the speed of our network. We believe that our scalable technology allows us to access new markets and increase volumes with limited incremental costs.

          In addition, we believe our lack of direct customers and customer accounts allows us increased flexibility as we face fewer constraints in reallocating resources to pursue market opportunities as they arise. We are also a self-clearing DTC participant, so we avoid paying clearing fees to third parties in our U.S. equities market making business.

Intellectual Property and Other Proprietary Rights

          We rely primarily on trade secret, trademark, domain name, copyright and contract law to protect our intellectual property and proprietary technology. We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to, and distribution of, our intellectual property.

Properties

          We lease office space in New York, New York, which serves as our corporate headquarters and as a trading center, and office space in other locations, including Austin, Texas, which serves as a trading center, and Dublin and Singapore, our respective European and Asian regional headquarters and trading centers. We also lease rack space in data centers that are co-located with exchanges around the world.

Employees

          As of June 30, 2015, we had 148 employees, all of whom were employed on a full-time basis. None of our employees is covered by collective bargaining agreements. We believe that our employee relations are good.

Legal Proceedings

          From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We have also been, are currently, and may in the future be, the subject of one or more regulatory or SRO enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, market access rules, capital requirements and other domestic and foreign securities rules and regulations. In addition, the AMF has brought an enforcement action in connection with the trading activities of a subsidiary of MTH in certain French listed equity securities on or around 2009. The AMF board referred the matter to the AMF enforcement committee, which conducted a hearing on November 4, 2015 at which the board sought a penalty of at least €5,000,000 based on its allegations that the subsidiary of MTH engaged in price manipulation and violations of the AMF General Regulation and Euronext Market Rules. The enforcement committee's decision is pending, and it could decide to impose administrative sanctions or monetary penalties on the Company. We believe that the relevant trading engaged in by the subsidiary of MTH was conducted in accordance with applicable French law and regulations. We and other broker-dealers and trading firms have also been the subject of requests for information and documents from the SEC and the NYAG. We have been cooperating and complying with the SEC's and NYAG's requests for information and documents.

Regulation

          We conduct our U.S. equities market making activities through our two SEC-registered broker-dealers, Virtu Financial BD LLC and Virtu Financial Capital Markets LLC. Virtu Financial BD LLC is a self-clearing broker-dealer, is regulated by the SEC and its designated examining authority is the Chicago Stock Exchange. Virtu Financial Capital Markets LLC is a dual-clearing broker-dealer (which means it self-clears its proprietary transactions and introduces its customer accounts and the accounts of their affiliates, such as Virtu Financial Ireland Limited, on an agency basis to other clearing firms that clear and settle transactions in those accounts), is regulated by the SEC and its designated examining authority is FINRA.

          Our activities in U.S. equities are almost entirely self-cleared. We are a full clearing member of the National Securities Clearing Corporation, or NSCC, and the DTC. In other asset classes, we use the services of prime brokers who provide us direct market access to markets and often the benefits of cross-margining and margin financing in return for an execution and clearing fee. We continually monitor the credit quality of our prime brokers and rely on large multinational banks for most of our execution and clearing needs globally.

          Our energy, commodities and currency market making and trading activities are conducted through Virtu Financial Global Markets LLC.

          We conduct our EMEA market making and trading activities from Dublin and through our Irish subsidiaries, Virtu Financial Ireland Limited, which is authorized as an "Investment Firm" with the Central Bank of Ireland, and Virtu Financial Europe Limited.

          We conduct our APAC market making and trading activities from Singapore and through our Singapore subsidiary, Virtu Financial Singapore Pte. Ltd., and our Australian subsidiary, Virtu Financial Asia Pty. Ltd. Virtu Financial Singapore Pte. Ltd. is registered with the Monetary Authority of Singapore for an investment incentive arrangement, and Virtu Financial Asia Pty. Ltd. holds a financial services license issued by, and is therefore subject to the regulatory oversight of, the Australian Securities and Investments Commission.

          Most aspects of our business are subject to extensive regulation under federal, state and foreign laws and regulations, as well as the rules of the various SROs of which our subsidiaries are members. The SEC, CFTC, state securities regulators, FCA, SFC, FINRA, NFA, other SROs and other U.S. and foreign governmental regulatory bodies promulgate numerous rules and regulations that may impact our business. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors in those markets. Regulated entities are subject to regulations concerning all aspects of their business, including trading practices, order handling, best execution practices, anti-money laundering, handling of material non-public information, safeguarding data, securities credit, capital adequacy, reporting, record retention, market access and the conduct of officers, employees and other associated persons. We do not carry customer accounts and are therefore exempt from otherwise applicable SEC requirements relating to the protection of customer securities and the maintenance of a cash reserve account for the benefit of customers.

          Rulemaking by these and other regulators (foreign and domestic), including resulting market structure changes, has had an impact on our regulated subsidiaries by directly affecting our method of operation and, at times, our profitability. Legislation can impose, and has imposed, significant obligations on broker-dealers, including our regulated subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls which have increased our costs and may subject us to government and regulatory inquiries, claims or penalties.

          Failure to comply with any laws, rules or regulations could result in administrative or court proceedings, censures, fines, penalties, disgorgement and censures, suspension or expulsion from a certain jurisdiction, SRO or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons. These administrative or court proceedings, whether or not resulting in adverse findings, can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation and profitability.

          The regulatory environment in which we operate is subject to constant change. Our business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, foreign legislative bodies, state securities regulators, U.S. and foreign governmental regulatory bodies and SROs. Additional regulations, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of regulated broker-dealers. We cannot predict what effect, if any, such changes might have. However, there have been in the past, and could be in the future, significant technological, operational and compliance costs associated with the obligations which derive from compliance with such regulations.

          Since March 2014, in connection with news media attention to electronic trading and market structure, we and other broker-dealers and trading firms have been the subject of requests for information and documents from the SEC and NYAG. We have been cooperating and complying with the SEC's and NYAG's requests for information and documents.

          On July 21, 2010, the Dodd-Frank Act was enacted in the U.S. Implementation of the Dodd-Frank Act is being be accomplished through extensive rulemaking by the SEC, the CFTC and other governmental agencies. The Dodd-Frank Act includes the "Volcker Rule," which significantly limits the ability of banks and their affiliates to engage in proprietary trading, and Title VII, which provides a framework for the regulation of the swap markets. The CFTC has largely finalized its rules with respect to those swaps markets and participants it regulates, while the SEC has not yet completed all of its rules relating to security-based swaps. One of our subsidiaries is registered with the CFTC as a floor trader, and is exempt from registration as a swap dealer based on its current activity. Registration as a swap dealer would subject our subsidiary to various requirements, including those related to capital, conduct, and reporting.

          We have foreign subsidiaries and plan to continue to expand our international presence. The market making industry in many foreign countries is heavily regulated, much like in the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, MiFID, which was implemented in November 2007, is now under further review by the European Parliament. MiFID represented one of the more significant changes to take place in the operation of European capital markets. In October 2012, the European Parliament adopted, with amendments, MiFID II/MiFIR. MiFID II/MiFIR will not be finalized until the completion of trialogues among the European Commission, European Parliament and Council of the European Union, which began in the third quarter of 2013. Some broader trends of the proposals address increased transparency and oversight of financial firms, with a focus on high frequency trading, broker liquidity private pools, crossing networks and multilateral trading facilities. For example, the current proposal would require firms like us to conduct all trading on European markets through authorized investment firms. MiFID II/MiFIR will also require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems. MiFID II/MiFIR may also impose additional requirements on our trading platforms, such as a minimum order resting time, cancellation fees, circuit breakers and limits on the ratio of unexecuted orders to trades. Each of these proposals may impose technological and compliance costs on us. Any of these laws, rules or regulations, if adopted, as well as any regulatory or legal actions or proceedings, changes in legislation or regulation and changes in market customs and practices could have a material adverse effect on our business, financial condition and results of operations.

          Certain of our subsidiaries are subject to regulatory capital rules of the SEC, FINRA, other SROs and foreign regulators. These rules, which specify minimum capital requirements for our regulated subsidiaries, are designed to measure the general financial integrity and liquidity of a broker-dealer and require that at least a minimum part of its assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by applicable regulatory authorities, and ultimately could require the relevant entity's liquidation. See "Risk Factors — Risks Related to Our Business — Failure to comply with applicable regulatory capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies."

MANAGEMENT

Directors and Executive Officers

          The following table sets forth the names and ages of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Vincent Viola	59	Founder, Executive Chairman and Chairman of the Board of Directors
Douglas A. Cifu	50	Chief Executive Officer and Director
Joseph Molluso	46	Executive Vice President and Chief Financial Officer
Venu Palaparthi	44	Senior Vice President, Compliance, Regulatory and Government Affairs
General John Philip Abizaid (Ret.)	64	Director
Michael Bingle	43	Director
William F. Cruger, Jr.	57	Director
John D. Nixon	60	Director
Joseph Osnoss	37	Director
John F. (Jack) Sandner	74	Director

          Set forth below is a brief biography of each of our executive officers and directors.

          Vincent Viola is our Founder and has served as our Executive Chairman since November 2013. He is also the Chairman of our board of directors. He previously served as Chief Executive Officer and Chairman of the board of directors of Virtu Financial and its predecessors since April 2008. Mr. Viola is one of the nation's foremost leaders in electronic trading. He was the founder of Virtu East in 2008, a founder of Madison Tyler Holdings in 2002 and the former Chairman of the NYMEX. Mr. Viola started his career in the financial services industry on the floor of the NYMEX and became Vice Chairman from 1993 to 1996 and Chairman from 2001 to 2004. Mr. Viola graduated from the U.S. Military Academy at West Point in 1977. He later graduated from the U.S. Army Airborne, Infantry and Ranger Schools and served in the 101st Airborne Division. In 1983, he graduated from the New York Law School. Mr. Viola's extensive business experience in the financial services industry provides the board of directors with valuable knowledge and experience in the electronic trading and market making business. In addition, as our founder, Mr. Viola has successfully led Virtu since its inception and provides the board of directors with valuable insight regarding strategic decisions and the future direction of our Company.

          Douglas A. Cifu has been our Chief Executive Officer and a member of the board of directors of Virtu Financial, Inc. since November 2013. He previously served as Virtu Financial's President and Chief Operating Officer and has served on its board of directors since co-founding the firm in April 2008. Prior to co-founding Virtu, Mr. Cifu was a partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, where he practiced corporate law from 1990 to 2008. Mr. Cifu also serves on the board of directors of Independent Bank Group, Inc., a regional bank holding company. Mr. Cifu completed his J.D. at Columbia Law School in 1990 and received his B.A. from Columbia University in 1987, from which he graduated magna cum laude. Mr. Cifu's experience as a corporate attorney provides us with valuable insight regarding acquisitions, debt financings, equity financings and public markets.

          Joseph Molluso has been our Executive Vice President and Chief Financial Officer since November 2013. Prior to joining Virtu, Mr. Molluso was a Managing Director in Investment Banking at J.P. Morgan from March 2006 to November 2013, where he provided strategic advice to financial institutions with a focus on market structure related companies. Mr. Molluso started his career as an investment banker specializing in financial services companies in 1997 at Donaldson, Lufkin & Jenrette and its successor, Credit Suisse, where he helped establish the global financial technology group. Mr. Molluso received his M.B.A. from New York University in 1997 and his B.B.A. from Pace University in 1991.

          Venu Palaparthi has been our Senior Vice President for Compliance, Regulatory and Government Affairs since December 2014. Mr. Palaparthi also serves as Chief Executive Officer of our two registered broker-dealers. Between 2011 and 2014, Mr. Palaparthi served as an officer at Nasdaq in the Global Trading and Market Services division. While at Nasdaq, he was CEO of Nasdaq's broker-dealer subsidiaries — Nasdaq Execution Services LLC, Execution Access LLC and NPM Securities LLC. Mr. Palaparthi was responsible for regulatory compliance for Transaction Services U.S. and led various market structure and post-execution initiatives for Nasdaq's U.S. marketplaces. Prior to Nasdaq, Mr. Palaparthi was Chief Compliance Officer of Instinet LLC between 2008 and 2011. From 2000 to 2008, Mr. Palaparthi worked in a variety of functions at Instinet including Head of Business Audit and Technology Compliance Officer. Mr. Palaparthi started his career as an analyst at Reuters in 1994. Mr. Palaparthi received his MBA from The University of Texas at Arlington in 1994. He earned a dual degree — BE (Honors) in Computer Science and M.Sc. (Honors) in Economics—from Birla Institute of Technology and Science in Pilani, India.

          General John Philip Abizaid (Ret.) became a member of the board of directors of Virtu Financial, Inc. in April 2015 and has been a member of Virtu Financial's board of directors since July 2011. Since 2007, Gen. Abizaid has served as an international business and leadership consultant. Gen. Abizaid retired from the U.S. Army in 2007 after 34 years of service, during which time he rose from an infantry platoon leader to become a four-star general and the longest-serving commander of U.S. Central Command. During his distinguished career, his command assignments ranged from infantry combat to delicate international negotiations. Gen. Abizaid serves as the Distinguished Chair of the Combating Terrorism Center at West Point. He is a member of the Council on Foreign Relations and the International Institute for Strategic Studies, and serves as a Director of the George Olmsted Foundation. In addition to serving on our board, Gen. Abizaid serves on the board of directors for USAA, RPM, Inc., Vast Exploration Inc. and the Defense Venture Group. Gen. Abizaid's extensive international, military and governmental experience and previous service on the boards of other companies adds significant value to the board of directors and to our Company.

          Michael Bingle became a member of the board of directors of Virtu Financial, Inc. in April 2015 and has been a member of Virtu Financial's board of directors since July 2011. Mr. Bingle is a managing partner and managing director for Silver Lake Partners. Prior to joining Silver Lake in 2000, Mr. Bingle was a principal at Apollo Management, L.P., then a large-scale and diversified private equity firm. Prior to Apollo, he worked as an investment banker in the Leveraged Finance Group of Goldman, Sachs & Co. In addition to serving on our board of directors, Mr. Bingle serves on the board of directors of Fanatics, Inc., Gartner, Inc. and Interactive Data Corporation, and is on the Annual Fund Executive Committee of Duke University's School of Engineering. He is also a member of the Council on Foreign Relations. Previously Mr. Bingle was a director of Gerson Lehrman Group, Inc., Ameritrade Holding Corp., Datek Online Holdings, Inc., Mercury Payment Systems, LLC, Instinet, Inc. and IPC Systems, Inc. Mr. Bingle holds a B.S.E. in Biomedical Engineering from Duke University. Mr. Bingle's extensive experience in private equity, technology investing, large-scale mergers and acquisitions and his previous service on the boards of other companies adds significant value to the board of directors.

          William F. Cruger, Jr. became a member of the board of directors of Virtu Financial, Inc. in April 2015 and has been a member of Virtu Financial's board of directors since February 2015. He was most recently Vice Chairman of Investment Banking at J.P. Morgan and Co. where he was responsible for key client relationships on a global basis. Previously Mr. Cruger held a number of senior positions at J.P. Morgan, including Managing Director in the Financial Institutions group from 1996 to 2011. During this time he also oversaw the rationalization of the firm's private equity investments in trading platforms and related ventures at Lab Morgan from 2000-2001. Prior to this, Mr. Cruger ran the firm's investment banking practices in Japan from 1991-1996, Latin America from 1989-1991 and Emerging Asia from 1984-1988. Mr. Cruger currently serves on the board of

MarketAxess Holdings Inc. and People's United Financial, Inc., and has previously served on the boards of Archipelago Holdings, Inc., CreditTrade, Inc. and Capital IQ, Inc. He has an M.B.A. from Columbia University and a B.A. from Clark University. Mr. Cruger's extensive experience in financial markets and financial leadership adds significant value to the board of directors.

          John D. Nixon became a member of the board of directors of Virtu Financial, Inc. in May 2015. Mr. Nixon has more than 30 years' international experience in the interdealer broker industry with ICAP and, previously, with Tullett Prebon. He served as a non-executive director of ICAP plc ("ICAP") from 1998 to 2002 and was appointed an executive director in May 2008. Mr. Nixon was a member of ICAP's Global Executive Management Group since 2003 with responsibility, over that period, for business divisions and strategic acquisitions. He represented the ICAP Americas businesses to the ICAP board, was chairman of the i-Swap business and had been responsible for the implementation of the ICAP Swap Execution Facility. Mr. Nixon holds a degree in Commerce from Queen's University, Ontario. On March 31, 2015, Mr. Nixon retired from the ICAP board.

          Joseph Osnoss became a member of the board of directors of Virtu Financial, Inc. in April 2015 and has been a member of Virtu Financial's board of directors since July 2011. Mr. Osnoss is a managing director of Silver Lake, which he joined in 2002. From 2010 to 2014, before returning to the U.S., he was based in Silver Lake's London office, where he helped oversee the firm's activities in Europe, the Middle East, and Africa. Mr. Osnoss is a director of Cast & Crew Entertainment Services, LLC, Global Blue S.A., Interactive Data Corporation and Sabre Corporation, and previously served on the boards of Mercury Payment Systems, LLC and Instinet Incorporated. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers and financings in technology and related industries. Mr. Osnoss graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics-Economics and a citation in French language. He is a Visiting Professor at the London School of Economics, where he participates in teaching and research activities within the Department of Finance. Mr. Osnoss' extensive experience investing in private equity and serving on the boards of other companies, both domestically and internationally, positions him to contribute meaningfully to our board of directors.

          John F. (Jack) Sandner became a member of the board of directors of Virtu Financial, Inc. in April 2015 and has been a member of Virtu Financial's board of directors since November 2011. Mr. Sandner has served as a member of the board of directors of CME Group Inc. since 1978 and a member of CME for more than 30 years. He also served as Special Policy Advisor from 1998 to 2005. Previously, he served as Chairman of the board of CME Group Inc. for 13 years. Mr. Sandner has served as Chairman of E*Trade Futures, LLC since 2003. Mr. Sandner previously served as President and CEO of RB&H Financial Services, L.P., a futures commission merchant and clearing firm, from 1985 to 2003. RB&H Financial Services, L.P. is now a division of MF Global. Mr. Sandner serves as a consultant to RB&H Financial Services, L.P. Mr. Sandner currently serves on the board of the NFA and serves as one of our board representatives on the Dubai Mercantile Exchange. Mr. Sandner currently serves on the board of CME Group Inc. and Echo Global Logistics, Inc. and previously served on the board of Click Commerce Inc. Mr. Sandner's extensive business experience in the electronic market making business and his previous service on the boards of other public companies adds significant value to the board of directors.

Controlled Company

          As the Founder Post-IPO Member will continue to control more than 50% of our combined voting power upon the completion of this offering, we are considered a "controlled company" for the purposes of NASDAQ rules and corporate governance standards. As a "controlled company," we are permitted and have elected not to comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and

Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors.

Director Independence

          The board of directors has determined that Messrs. Bingle, Cruger, Nixon, Osnoss and Sandner are each "independent directors" as such term is defined by the applicable rules and regulations of NASDAQ.

Board Structure

Composition

          Our board of directors consists of eight directors. In accordance with our amended and restated certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than 20 persons.

          Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors. In addition, at any point prior to the occurrence of the Triggering Event (defined as the time at which the Founder Post-IPO Member or any of its affiliates or permitted transferees no longer beneficially own shares representing 25% of our issued and outstanding common stock), vacancies on the board of directors may also be filled by the affirmative vote of a majority of our outstanding shares of common stock.

          Until the Triggering Event, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. Thereafter, directors may be removed only for cause by the affirmative vote of at least 75% of our outstanding shares of common stock. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

          Our amended and restated certificate of incorporation provides that the board of directors is divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. Messrs. Cruger, Osnoss and Viola are Class I directors, Messrs. Cifu and Sandner are Class II directors and Messrs. Abizaid, Bingle and Nixon are Class III directors.

Committees of the Board

          Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of NASDAQ, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have fully independent Compensation and Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit

          Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related party transactions as required by the rules of NASDAQ.

          Messrs. Cruger, Osnoss and Sandner are the members of our Audit Committee. The board of directors has determined that Mr. Cruger qualifies as an "audit committee financial expert" as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and that each of Messrs. Cruger and Sandner are "independent" for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of NASDAQ. In addition, the board of directors has determined that Mr. Osnoss is not "independent" for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and under the listing standards of NASDAQ because his relationship with Silver Lake Partners may cause him to be deemed our "affiliate." Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NASDAQ transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year of our listing. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and NASDAQ.

Compensation

          Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee will also administer the issuance of awards under our 2015 Management Incentive Plan.

          Messrs. Abizaid, Bingle and Sandner are the members of our Compensation Committee. Because we are a "controlled company" under the rules of NASDAQ, our Compensation Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to comply with such rules.

Nominating and Corporate Governance

          Our Nominating and Corporate Governance Committee selects or recommends that the board of directors select candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of director and management evaluations.

          Messrs. Abizaid and Viola are the members of our Nominating and Corporate Governance Committee. Because we are a "controlled company" under the rules of NASDAQ, our Nominating and Corporate Governance Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Nominating and Corporate Governance Committee accordingly in order to comply with such rules.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table shows the compensation earned by our principal executive officer for the fiscal year ended December 31, 2014, our Founder and Executive Chairman and our two most highly compensated executive officers who were serving as executive officers as of December 31, 2014, whom we refer to collectively as our "named executive officers."

          The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2014.

Name and Principal Position	Year	Salary	Bonus		Equity Awards		All Other Compensation		Total(1)
Vincent Viola	2014	—	—		—		—		—
Founder and Executive Chairman	2013	—	—		—		—		—
Douglas A. Cifu(2)	2014	$1,000,000	—		—		$41,774	(9)	$1,041,774
Chief Executive Officer	2013	$1,000,000	—		—		—		$1,000,000
Joseph Molluso	2014	$500,000	$400,000		$289,634	(3)	$—		$1,189,634
Executive Vice President and Chief Financial Officer	2013	$76,293	$975,000	(4)	$3,209,919	(5)	—		$4,261,212
Venu Palaparthi(7)	2014	$17,307	$600,000	(6)	$482,723	(8)	$—		$1,100,030
Senior Vice President, Compliance, Regulatory and Government Affairs

(1)
All amounts set forth in this table were paid by Virtu Financial. Prior to our initial public offering, the Company had not paid or provided the named executive officers with any compensation.

(2)
Mr. Cifu became our Chief Executive Officer upon the completion of the initial public offering.

(3)
This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to the grant of fully vested Class A-2 profits interests in Virtu Employee Holdco granted on December 31, 2014. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(4)
This amount represents a one-time starting bonus of $600,000 and a year-end cash bonus of $375,000.

(5)
This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to (i) the grant of Class A-2 profits interests in Virtu Employee Holdco granted on November 4, 2013, which vest on each of the first four anniversaries of the date of grant, and (ii) the grant of fully vested Class A-2 profits interests in Virtu Employee Holdco granted on December 31, 2013. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(6)
This amount represents a one-time starting bonus of $200,000 and a year-end cash bonus of $400,000.

(7)
Mr. Palaparthi became our Senior Vice President for Compliance, Regulatory and Government Affairs on December 1, 2014.

(8)
This amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to the grant of Class A-2 profits interests in Virtu Employee Holdco granted on December 8, 2014, which vest on each of the first three anniversaries of the date of grant. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2014.

(9)
This amount represents the cost of providing transportation services to Mr. Cifu for the fiscal year December 31, 2014.

          Since our inception, Mr. Viola has not received any salary, bonus or other cash or equity compensation, and Mr. Cifu has not received any cash bonus compensation. Each of Messrs. Cifu, Molluso and Palaparthi and affiliates of Mr. Viola have received, and will continue to receive, distributions in respect of their direct and indirect equity holdings in Virtu Financial.

Employment Agreements and Restrictive Covenant Agreements

          In connection with our initial public offering, we entered into employment agreements with Messrs. Viola and Cifu that provide for the grant of equity compensation in us as compensation for the services they will provide to us. All of our named executive officers are subject to the non-compete and non-solicitation provisions included in the Amended and Restated Virtu Financial LLC Agreement discussed under "Certain Relationship and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company Agreement."

Employment Agreement with Messrs. Viola and Cifu

          The employment agreements entered into with Messrs. Viola and Cifu became effective as of the day prior to the pricing date of our initial public offering, and have an initial term of three years with automatic renewals for successive one-year terms thereafter unless either we or the executive provides notice of non-renewal at least ninety days in advance of the expiration of the then-current term. However, if a change in control of the Company occurs at a time when there are less than two years remaining in the term, the term will automatically be extended so that the expiration date is two years from the effective date of the change in control.

          The employment agreement with Mr. Viola provides that he will serve as our Executive Chairman, and the employment agreement with Mr. Cifu will provide that he will serve as our Chief Executive Officer. Messrs. Viola and Cifu report to our board of directors. During the term, their principal place of employment is in our principal office in Manhattan, New York. Each of their employment agreements further provide that to the extent such activities do not significantly interfere with the performance of his duties, service and responsibilities, each of Messrs. Viola and Cifu are permitted to manage his personal, financial and legal affairs, serve on civic or charitable boards and committees and, to the extent approved by our board of directors, serve on corporate boards and committees; provided that (1) Mr. Viola is permitted to continue to be engaged in, or provide services to, certain specified businesses and activities, and to become engaged in, or provide services to, any other business or activity, to the extent that he reasonably believes that such business or activity is not appropriate for us to pursue; and (2) Mr. Cifu is permitted to continue to be engaged in, or provide services to, certain specified businesses and activities (including but not necessarily limited to his role as the Vice Chairman and Alternate Governor of the Florida Panthers, a National Hockey League franchise, and his role as a director of the Independent Bank Group, Inc., a regional bank holding company), and, to the extent such activities do not significantly interfere with the performance of his duties, service and responsibilities, to become engaged in, or provide services to, any other business or activity in which Mr. Viola is permitted to become engaged in, to the extent that Mr. Cifu's level of participation in such businesses or activities are consistent with his participation in the aforementioned specified businesses or activities prior to the effective date of the employment agreement. Notwithstanding the above, Messrs. Viola and Cifu will be subject to non-compete obligations until the third anniversary of the date on which such person ceases to be an officer, director or employee of ours. See "Certain Relationships and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company Agreement."

          The employment agreements provide for a base salary of $1 for Mr. Viola and $1,000,000 for Mr. Cifu, and provide each executive with the opportunity to earn a discretionary annual bonus based on such business objectives and/or business performance as determined by the non-employee members of our board of directors or our compensation committee in their or its sole discretion. The employment agreements with Messrs. Viola and Cifu provide for a grant of stock options with respect to shares of our Class A common stock. These stock options will have an exercise price equal to the fair market value of a share of Class A common stock on the date of grant.

          The employment agreements provide that Messrs. Viola and Cifu are entitled to participate in all of our benefit plans and programs, and to receive perquisites, commensurate with their respective positions, that are provided by us from time to time for our senior executives generally, and to receive director and officer indemnification and insurance protection. If Mr. Viola elects to seek reimbursement for the use of his privately owned aircraft for business purposes, he will be reimbursed at the then-prevailing charter rates for his aircraft.

          The employment agreements include an acknowledgment from Messrs. Viola and Cifu that they are bound by the confidentiality and restrictive covenant provisions set forth in the Amended and Restated Virtu Financial LLC Agreement, which provisions are incorporated by reference into their stock option agreements. The employment agreements also provide that we will pay as incurred, to the fullest extent permitted by law, all legal fees and expenses that Mr. Viola or Mr. Cifu incur as a result of any contest (regardless of the outcome) by us, the executive or others of the validity or enforceability of, or liability under, any provision of their employment agreement or any guarantee of performance of their employment agreement that arises in connection with or following a change in control, plus interest on any delayed payment at the applicable federal rate under Section 7872 of the Code.

          The employment agreements for Messrs. Viola and Cifu provide for severance upon certain terminations of employment as described below under "Potential Payments Upon Termination of Employment or Change in Control."

Employment Agreement with Mr. Molluso

          Virtu East entered into an employment agreement with Mr. Molluso on August 7, 2013 on an "at will" employment basis. The employment agreement provides for a salary of $500,000 per year and a starting bonus of $600,000 (which must be repaid upon a termination for "cause" or certain violations of his restrictive covenants). In addition, the employment agreement provides for eligibility to earn an annual cash bonus, as determined at the sole discretion of Virtu East; provided that, for the years ended December 31, 2013 and December 31, 2014, Mr. Molluso is guaranteed a minimum bonus of $750,000 and $1,000,000, respectively. The employment agreement also provides for a grant of Class A-2 profits interests in Virtu Employee Holdco with the number of Class A-2 profits interests to be granted determined by dividing $6,000,000 by the most recent valuation of a Class A-2 capital interest of Virtu Financial. Mr. Molluso is eligible to participate in all benefit programs of Virtu East available to similarly situated employees.

          In connection with his employment agreement, Mr. Molluso entered into a restrictive covenant agreement which provides that he will not engage in any business that competes with Virtu or its affiliates, and he will not solicit or hire employees, consultants or members of Virtu East, its subsidiaries or its affiliates during his employment and for a period of three years thereafter. He is also subject to confidentiality and non-disparagement restrictions. The employment agreement provides for severance upon certain terminations of employment as described below under "Potential Payments Upon Termination of Employment or Change in Control."

Employment Agreement with Mr. Palaparthi

          Virtu East entered into an employment agreement with Mr. Palaparthi on October 29, 2014 on an "at will" employment basis. The employment agreement provides for a salary of $300,000 per year and a starting bonus of $200,000 (which must be repaid upon a termination for "cause," certain violations of his restrictive covenants or his voluntary termination on or prior to December 1, 2015). In addition, the employment agreement provides for eligibility to earn an annual cash bonus, as determined at the sole discretion of Virtu East; provided that, for the years ended December 31, 2014 and ending December 31, 2015, Mr. Palaparthi is guaranteed a minimum bonus of $400,000 and $350,000, respectively. The employment agreement also provides for a grant of Class A-2 profits interests in Virtu Employee Holdco with the number of Class A-2 profits interests to be granted determined by dividing $1,000,000 by the most recent valuation of a Class A-2 capital interest of Virtu Financial. Mr. Palaparthi is eligible to participate in all benefit programs of Virtu East available to similarly situated employees.

          In connection with his employment agreement, Mr. Palaparthi entered into a restrictive covenant agreement which provides that for a period of 12 months or, if longer, the period during which Mr. Palaparthi receives severance payments from Virtu or any of its affiliates (the "Restrictive Covenant Period"), he will not be employed by, engage in any business, or own any interest in any person or entity that (i) is a past, current or prospective client of, (ii) is an investor in or (iii) competes with, Virtu or its affiliates. In addition, during the Restrictive Covenant Period, Mr. Palaparthi may not solicit or encourage any current or prospective employee, consultant, agent, client or vendor of Virtu or its affiliates to terminate its relationship with Virtu or its affiliates or enter into any other business or employment relationship with any other person, and may not solicit or accept funds from any actual or prospective client, shareholder or investor in Virtu or its affiliates. He is also subject to confidentiality and non-disparagement restrictions.

Outstanding Equity Awards at Fiscal Year End

          The following tables provide information about the outstanding equity awards held by our named executive officers as of December 31, 2014. Mr. Viola does not hold any outstanding equity awards.

Class B Interests

Name	Grant Date	Unvested Class B Interest Percentage(1)	Market Value of Unvested Class B Interests(2)
Douglas A. Cifu	July 8, 2011	0.50%	$4,729,664

(1)
As of December 31, 2014, the unvested Class B interests were scheduled to vest in equal installments on each of the first four anniversaries of the grant date, subject to (i) continued employment on each annual vesting date and (ii) the consummation of a sale transaction meeting specified criteria or an initial public offering.

(2)
There was no public market for the Class B interests as of December 31, 2014, and thus the market value reflected in the table above is based on the total fair market value after marketability discounts of 4% of the capital proceeds attributable to all such Class B interests having a threshold of $1.046 billion as of such date. The marketability discount was determined using a formulaic approach by applying a methodology that determines the marketability discount based on the value of an "average-strike" (or "Asian") put option.

          In connection with the Madison Tyler Transactions, on July 8, 2011, Mr. Cifu was awarded equity-based interests in Virtu Financial, which allow him to share in the future appreciation of Virtu Financial, subject to two vesting conditions: time-based vesting (based on continued employment) and transaction-based vesting (based on the occurrence of certain corporate events), as described in more detail below. These equity-based interests are designed to provide an opportunity for long-term incentive compensation in order to motivate Mr. Cifu and reward him for growth in our equity value.

          The equity interests were granted pursuant to the Existing Equity Incentive Plan in the form of profits interests, called Class B interests. Each Class B interest represents an equity interest in Virtu Financial that, in a sale or other specified capital transaction, entitles the holder to a percentage of the profits and appreciation in the equity value of Virtu Financial arising after the date of grant. Mr. Cifu's awarded Class B interests represent 0.5% of such profits and appreciation in equity value. The awards were structured so that if Virtu Financial's equity value were to appreciate, Mr. Cifu would share in a specified percentage of the profits and equity value appreciation from the date of grant solely with respect to the vested portion of the executive's Class B interests. If Virtu Financial's equity value had not appreciated in value or decreased in value after the date of grant, then the Class B interests would have no value.

          These awards also provide a retention tool because the Class B interests vest over a four-year period, subject to Mr. Cifu's continued employment on each annual vesting date. Further, to incentivize Mr. Cifu to work towards certain corporate objectives, the Class B interests vest only if Virtu Financial consummates a sale transaction meeting specified criteria or an initial public offering. In addition, by accepting an award of Class B interests, the Existing Equity Incentive Plan imposes non-competition and non-solicitation restrictions on the named executive officer so that his Class B interests are subject to forfeiture if he violates those restrictions.

Class A-2 Profits Interests

Name	Grant Date	Unvested Class A-2 Profits Interests		Market Value of Unvested Class A-2 Profits Interests(3)
Joseph Molluso	November 4, 2013	308,954	(1)	$2,359,031
Venu Palaparthi	December 8, 2014	64,181	(2)	$482,492

(1)
As of December 31, 2014, Mr. Molluso's remaining Class A-2 profits interests were scheduled to vest in three equal installments on November 4, 2015, 2016 and 2017, subject to continued employment on each annual vesting date.

(2)
As of December 31, 2014, Mr. Palaparthi's Class A-2 profits interests were 100% unvested and scheduled to vest in three equal installments on December 8, 2015, 2016 and 2017.

(3)
There was no public market for the Class A-2 profits interests as of December 31, 2014, and thus the market value reflected in the table above is based on the total fair market value after marketability discounts of 4% attributable to all Class A-2 profits interests having a threshold of $1.971 billion for Mr. Molluso with respect to his grants dated November 4, 2013 and $2.031 billion for Mr. Palaparthi as of December 31, 2014. The marketability discount was determined using a formulaic approach by applying a methodology that determines the marketability discount based on the value of an "average-strike" (or "Asian") put option.

          Messrs. Molluso and Palaparthi were awarded an equity-based interest in Virtu Employee Holdco (which in turn holds an interest in Virtu Financial) that allows them to share in distributions and the future appreciation of Virtu Financial, subject to time-based vesting (based on continued employment) as described in more detail below. These equity-based interests are designed to provide an opportunity for long-term incentive compensation in order to motivate Messrs. Molluso and Palaparthi and reward them for growth in our equity value.

          The equity interests were granted pursuant to the Virtu Employee Holdco Limited Liability Company Agreement in the form of Class A-2 profits interests. Each Class A-2 profits interest of Virtu Employee Holdco corresponds to a Class A-2 profits interest in Virtu Financial and entitles the holder to a percentage of distributions of available cash flow and, in connection with a sale or other specified capital transaction of Virtu Financial, a percentage of the proceeds of such sale or capital transaction, subject to satisfying certain valuation hurdles determined by Virtu Financial at the time of the grant.

          These awards provide a retention tool because the Class A-2 profits interests vest over a four-year period for Mr. Molluso and a three-year period for Mr. Palaparthi, subject to the named executive officer's continued employment on each annual vesting date. In addition, by accepting an award of Class A-2 profits interests, the Virtu Employee Holdco Limited Liability Company Agreement imposes non-competition and non-solicitation restrictions on the named executive officer so that his Class A-2 profits interests are subject to forfeiture if he violates those restrictions.

          Prior to the consummation of our initial public offering, all of Virtu Financial's outstanding Class B interests and Class A-2 profits interests were reclassified into vested and unvested Virtu Financial Units based on a hypothetical liquidation of Virtu Financial and our initial public offering price per share of our Class A common stock. In addition, all of Virtu Employee Holdco's Class A-2 profits interests were reclassified into common units of Virtu Employee Holdco. The unvested Virtu Financial Units shall vest following the offering based on the current time-based vesting schedule of the outstanding unvested Class B interests or Class A-2 profits interests from which they were reclassified. Upon termination of employment, all unvested Virtu Financial Units will be forfeited and any vested Virtu Financial Units will be subject to repurchase by us. Both the vested and unvested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial except that unvested Virtu Financial Units will no longer be entitled to any such distributions upon forfeiture. If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock described below for no consideration). In connection with the reorganization transactions and our initial public offering, members of management who received Virtu Financial Units directly, and Virtu Employee Holdco on behalf of members of management who received Virtu Financial Units indirectly, subscribed for a number of shares of our Class C common stock equal to the number of Virtu Financial Units they received. Each share of Class C common stock paired with a Virtu Financial Unit vested or unvested to the same extent as the Virtu Financial Unit with which it is paired. There are no voting rights associated with the Virtu Financial Units, whether vested or unvested, but each share of Class C common stock carried one vote, including both vested and unvested shares of Class C common stock. Vested Virtu Financial Units (along with the corresponding shares of our Class C common stock) may be exchanged for shares of Class A common stock on a one-for-one basis.

Potential Payments Upon Termination of Employment or Change in Control

Severance Benefits

          As of December 31, 2014, Messrs. Viola, Cifu and Palaparthi were not entitled to any payments in connection with the termination of their employment.

          Under the employment agreements for Messrs. Viola and Cifu entered into in connection with our initial public offering, if Messrs. Viola's or Cifu's employment is terminated by us without cause (as defined in the employment agreement), due to death or disability (as defined in the employment agreement), by the executive for good reason (as defined in the employment agreement), or due to the expiration of the term on the expiration date as a result of our delivery of a notice of non-renewal of the term, then in addition to receiving their accrued amounts, each of them will receive, subject to the execution of a release of claims, severance pay in an aggregate amount (the "Severance Amount") equal to the greater of one times (1x) his base salary and an amount equal to the total amount of base salary that would otherwise have been payable through the remainder of the term, and continued health, dental, vision and life insurance benefits under the terms of our benefit plans for twelve months or the period from termination of employment through the remainder of the term, whichever is longer (the "Benefits Continuation Period"). However, if such termination occurs at any time within sixty days before, or 24 months following, a change in control, then in lieu of the Severance Amount the executive will be entitled to receive 2.5 times the sum of (1) his base salary and (2) the annual bonus (including any amounts deferred or satisfied through the grant of equity awards) most recently awarded to the executive for a completed fiscal year of the Company, and the Benefits Continuation Period will be extended to 24 months or the period from termination of employment through the remainder of the term, whichever is longer; and, in the case of Mr. Viola, the Company will reimburse him, for two years following termination of his employment, for his lease of first-class office space and salary and benefit expenses for a secretarial or administrative assistant, consistent with those provided immediately prior to his termination of employment.

          If any payments to Messrs. Viola or Cifu are determined to be so-called "golden parachute" payments subject to the excise tax under Section 4999 of the Code, then such payments will be reduced to the extent such reduction would result in the executive retaining a greater net after-tax amount than he would have retained had he received the full amount of the payments and paid the applicable excise tax.

          Joseph Molluso.    If, prior to December 31, 2014, Mr. Molluso is terminated by Virtu East without "cause" or resigns at a time when neither Mr. Viola nor Mr. Cifu are serving as chairman, chief executive officer or president of Virtu Financial or any successor entity (a "Viola and Cifu Exit"), Mr. Molluso is entitled to severance in an aggregate amount not less than one year of base salary and any guaranteed bonus not yet paid as of the termination date, payable in cash in equal quarterly installments over the period ending on the third anniversary of Mr. Molluso's termination. In addition, all of Mr. Molluso's outstanding unvested Class A-2 profits interests will become 100% vested upon a termination without "cause" or upon a Viola and Cifu Exit.

          Termination of Mr. Molluso's employment for "cause" generally means his (i) gross negligence or willful misconduct in the performance of his duties; (ii) conviction of, or plea of guilty or nolo contendere to, a felony; (iii) willful material breach of a material provision of his employment agreement; or (iv) fraud or misappropriation, embezzlement of funds or property belonging to Virtu East (or Virtu Financial, in the case of his Class A-2 profits interests), subject to up to a 15-day period to cure such breach or failure if susceptible to cure.

Change in Control Benefits

          All of Mr. Molluso's outstanding unvested Class A-2 profits interests will become 100% vested upon a "change in control." A change in control generally means (i) prior to an initial public offering of Virtu Financial or any of its subsidiaries or parents (the "IPO Entity"), Mr. Viola and certain of his affiliates fail to own equity interests representing a majority of the "available cash flow percentage" (as defined in the Amended and Restated Virtu Financial LLC Agreement) attributable to all issued and outstanding equity interests of Virtu Financial, and (ii) following an initial public offering, the acquisition of ownership by any person or group (other than Mr. Viola, his affiliates, certain affiliates of Silver Lake Partners or any of their respective permitted transferees) of equity interests representing 40% or more of the aggregate ordinary voting power of the IPO Entity, and the percentage of such aggregate ordinary voting power is greater than the aggregate voting power of Mr. Viola, his affiliates, certain affiliates of Silver Lake Partners, certain affiliates (as defined in the Amended and Restated Virtu Financial LLC Agreement) of Temasek and their respective permitted transferees.

Calculations of Benefits to Which Executive Would Be Entitled

          Assuming each named executive officer's termination of employment occurred on December 31, 2014 or a change in control occurred on December 31, 2014, the dollar value of the payments and other benefits to be provided to each of the named executive officers are estimated in the table below.

Named Executive Officer	Termination Without Cause		Termination for Good Reason	Termination Following a Viola and Cifu Exit	Change in Control
Vincent Viola
Salary Payment	—		—	—	—
Bonus Payment	—		—	—	—
Equity Award	—		—	—	—
Douglas A. Cifu
Salary Payment	—		—	—	—
Bonus Payment	—		—	—	—
Equity Award	—		—	—	—
Joseph Molluso
Salary Payment	—		—	—	—
Bonus Payment	—		—	—	—
Equity Award	$2,359,031	(1)	—	—	$2,359,031	(1)
Venu Palaparthi
Salary Payments	—		—	—	—
Bonus Payment	—		—	—	—
Equity Award	—		—	—	—

(1)
Amount represents the value of Mr. Molluso's Unvested Class A-2 profits interests as of December 31, 2014.

Compensation of our Directors

          Prior to our initial public offering we paid our non-employee directors (other than Messrs. Bingle and Osnoss) $2,500 per board meeting attended. Additionally, we have engaged Mr. Abizaid to provide leadership consulting services from time to time for specified projects globally, and Mr. Abizaid has provided these services in each of our four global offices to all of our employees. We compensate Mr. Abizaid at a base rate of $5,000 per day for such services and also reimburse him for travel and other expenses incurred in connection with these engagements.

          Following our initial public offering, only non-employee directors (other than Messrs. Bingle and Osnoss) will receive compensation for service on the Board. The compensation payable to our non-employee directors consists of the following:

  •
  an award of restricted stock units valued at $125,000 at the time of grant upon the completion of our initial public offering and upon re-election at each subsequent annual meeting of shareholders. The restricted stock units will vest on the one year anniversary of the date of grant;

  •
  an annual cash retainer of $75,000, with no additional fees paid for Board and committee meetings attended;

  •
  an annual cash retainer of $25,000 for the chair of the Audit Committee, $15,000 for the chair of the Compensation Committee and $10,000 for the chair of the Nominating and Corporate Governance Committee; and

  •
  an annual cash retainer of $10,000 for members of the Audit Committee, $7,500 for members of the Compensation Committee and $7,500 for members of the Nominating and Corporate Governance Committee.

          After four years of service non-employee directors (other than Messrs. Bingle and Osnoss) must maintain a minimum stock ownership equal to $100,000.

          The following table sets forth compensation earned by our directors during the year ended December 31, 2014.

Name	Fees Earned or Paid in Cash	Equity Awards(1)	All Other Compensation		Total
John P. Abizaid	$—	—	$127,250	(2)	$127,250
Michael Bingle	—	—	—		—
Douglas A. Cifu	—	—	—		—
William F. Cruger, Jr.	—	—	—		—
Joseph Osnoss	—	—	—		—
John F. (Jack) Sandner	—	—	—		—
Vincent Viola	—	—	—		—

(1)
As of December 31, 2014, Messrs. Abizaid and Sander each held 7,690 Class A-2 profits interests in Virtu Employee Holdco, all of which were vested. For outstanding equity awards held by Mr. Cifu, please see "Outstanding Equity Awards at Fiscal Year End" above.

(2)
Represents fees paid to Mr. Abizaid pursuant to his consulting arrangement. These amounts were paid by Virtu Financial. Prior to our initial public offering, the Company had not paid or provided the directors with any compensation.

IPO Equity Grants

          In connection with our initial public offering, we granted awards for an aggregate of 3,260,000 shares of Class A common stock to our named executive officers under the 2015 Management Incentive Plan described below. The awards consisted of stock options for 3,260,000 shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the tenth anniversary of the date of grant. Mr. Viola was granted 2,775,000 options, Mr. Cifu was granted 400,000 options, Mr. Molluso was granted 60,000 options and Mr. Palaparthi was granted 25,000 options. The options are subject to time-based vesting conditions. They will generally vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued employment on the applicable vesting date. The options shall otherwise be on terms consistent with the 2015 Management Incentive Plan described below.

2015 Management Incentive Plan

          In connection with our initial public offering, our board of directors and stockholders adopted the Virtu Financial 2015 Management Incentive Plan, which we refer to as the 2015 Management Incentive Plan. The 2015 Management Incentive Plan became effective upon consummation of our initial public offering. The following is a summary of certain terms and conditions of the 2015 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2015 Management Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2015 Management Incentive Plan.

          Administration.    The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Code) administers the 2015 Management Incentive Plan. The Compensation Committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2015 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2015 Management Incentive Plan. The Compensation Committee has full discretion to administer and interpret the 2015 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

          Eligibility.    Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee are eligible for awards under the 2015 Management Incentive Plan. The Compensation Committee has the sole and complete authority to determine who will be granted an award under the 2015 Management Incentive Plan.

          Number of Shares Authorized.    The 2015 Management Incentive Plan provides for an aggregate of 12,000,000 shares of our Class A common stock. No more than 12,000,000 shares of our Class A common stock may be issued with respect to incentive stock options under the 2015 Management Incentive Plan. Other than Mr. Viola's stock option grant in connection with our initial public offering, no participant may be granted awards of options and stock appreciation rights with respect to more than 1,000,0000 shares of our Class A common stock in any 12-month period. No more than 1,000,0000 shares of our Class A common stock may be granted under the 2015 Management Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the 2015 Management Incentive Plan for any single year during a performance period for a cash denominated award is $10,000,000 (with respect to each year if the performance period is more than one year). Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2015 Management Incentive Plan. If any award granted under the 2015 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2015 Management Incentive Plan.

          Change in Capitalization.    If there is a change in our Company's corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or Class B common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the 2015 Management Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2015 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2015 Management Incentive Plan, the limitations on awards under the 2015 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

          Awards Available for Grant.    The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2015 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as "Substitute Awards").

          Stock Options.    The Compensation Committee is authorized to grant options to purchase shares of our Class A common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2015 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the 2015 Management Incentive Plan are subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2015 Management Incentive Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2015 Management Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2015 Management Incentive Plan is ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by our Company's insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalents and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

          Stock Appreciation Rights.    The Compensation Committee is authorized to award SARs under the 2015 Management Incentive Plan. SARs are subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2015 Management Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

          Restricted Stock.    The Compensation Committee is authorized to grant restricted stock under the 2015 Management Incentive Plan, which is subject to the terms and conditions established by the Compensation Committee. Restricted stock is Class A common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

          Restricted Stock Unit Awards.    The Compensation Committee is authorized to award restricted stock unit awards, which are subject to the terms and conditions established by the Compensation

Committee. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our Class A common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our Class A common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

          Other Stock-Based Awards.    The Compensation Committee is authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our Class A common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

          Performance Compensation Awards.    The Compensation Committee may grant any award under the 2015 Management Incentive Plan in the form of a "Performance Compensation Award" (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain "Performance Goals." The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

  •
  net earnings or net income (before or after taxes);

  •
  basic or diluted earnings per share (before or after taxes);

  •
  net revenue or net revenue growth;

  •
  gross revenue or gross revenue growth, gross profit or gross profit growth;

  •
  net operating profit (before or after taxes);

  •
  return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

  •
  cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

  •
  earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA);

  •
  gross or net operating margins;

  •
  productivity ratios;

  •
  share price (including, but not limited to, growth measures and total shareholder return;

  •
  expense targets or cost reduction goals, general and administrative expense savings;

  •
  operating efficiency;

  •
  objective measures of customer satisfaction;

  •
  working capital targets;

  •
  measures of economic value added or other "value creation" metrics;

  •
  enterprise value;

  •
  stockholder return;

  •
  client retention;

  •
  competitive market metrics;

  •
  employee retention;

  •
  objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

  •
  system-wide revenues;

  •
  cost of capital, debt leverage year-end cash position or book value;

  •
  strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

  •
  any combination of the foregoing.

          Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the Compensation Committee deems appropriate or, stock market indices. The Compensation Committee may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant's Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

          The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management's discussion and analysis of financial condition and results of operations appearing in our Company's annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company's fiscal year.

          Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a performance compensation award only to the extent that (i) the Performance Goals for such period are achieved; and (ii) all or some of the portion of such participant's performance compensation award has been earned for the performance period based on the application of the "Performance Formula" (as defined in the 2015 Management Incentive Plan) to such Performance Goals.

          As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2019. As a result, awards under the 2015 Management Incentive Plan (whether in the form of equity or cash bonuses) need not be designed to qualify as performance-based compensation for purposes of Section 162(m) of the Code during this transition period, and the Compensation Committee may take this into account in determining terms and conditions of awards granted under the 2015 Management Incentive Plan.

          Effect of a Change in Control.    Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and our Company, in the event of a change of control, if a participant's employment or service is terminated by our Company other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant's date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant's date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Compensation Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days' notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company's common stock received or to be received by other shareholders of the Company in the event. Notwithstanding the above, the Compensation Committee shall exercise such discretion over any award subject to Section 409A of the Code at the time such award is granted.

          Nontransferability.    Each award may be exercised during the participant's lifetime by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the 2015 Management Incentive Plan).

          Amendment.    The 2015 Management Incentive Plan has a term of ten years. The board of directors may amend, suspend or terminate the 2015 Management Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, NASDAQ or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

          The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and

provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), and (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

          The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2015 Management Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

          Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option ("a non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. Our

Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

          SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2015 Management Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2015 Management Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. As discussed above, as a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in 2019.

PRINCIPAL AND SELLING STOCKHOLDERS

          The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

  •
  each of our directors and executive officers;

  •
  each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

  •
  all of our directors and executive officers as a group; and

  •
  all selling stockholders.

          The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

          Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Virtu Financial, Inc., 900 Third Avenue, New York, New York 10022-1010.

	Class A Common Stock Owned Before this Offering (on a fully exchanged and converted basis)(1)		Class A Common Stock (on a fully exchanged and converted basis and assuming the sale of shares registered hereunder)(1)		Class B Common Stock Owned Before this Offering (on a fully exchanged basis)(2)		Class B Common Stock (on a fully exchanged basis and assuming the sale of shares registered hereunder)(2)		Combined Voting Power Before this Offering(3)	Combined Voting Power(3)
	As of November 12, 2015		After this Offering		As of November 12, 2015		After this Offering		As of November 12, 2015	After this Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
TJMT Holdings LLC(4)	79,610,490	57.5%	79,610,490	57.5%	79,610,490	100.0%	79,610,490	100.0%	93.1%	93.1%
Temasek Post-IPO Stockholder(5)	12,317,682	8.9%	12,317,682	8.9%	—	—	—	—	1.4%	1.4%
Virtu Employee Holdco LLC(6)	14,858,726	10.7%	14,858,726	10.7%	—	—	—	—	1.7%	1.7%
Directors and Executive Officers
Vincent Viola(4)(6)(7)	94,669,216	68.4%	94,669,216	68.4%	79,610,490	100.0%	79,610,490	100.0%	94.9%	94.9%
Douglas A. Cifu(8)	3,650,546	2.6%	3,650,546	2.6%	—	—	—	—	*	*
Joseph Molluso(9)	473,907	*	473,907	*	—	—	—	—	*	*
Venu Palaparthi(9)	63,893	*	63,893	*	—	—	—	—	*	*
John P. Abizaid(10)	7,661	*	7,661	*	—	—	—	—	*	*
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.(9)	6,389	*	6,389	*	—	—	—	—	*	*
John D. Nixon(9)	5,000	*	5,000	*	—	—	—	—	*	*
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(10)	7,661	*	7,661	*	—	—	—	—	*	*
All directors and executive officers as a group (10 persons)	98,884,273	71.4%	98,884,273	71.4%	79,610,490	100.0%	79,610,490	100.0%	95.4%	95.4%
Selling Stockholders
Silver Lake Equityholders(11)	6,075,837	4.4%	—	—	—	—	—	—	*	—

*
Less than 1%

          See "Certain Relationships and Related Party Transactions" for a description of material relationships between the selling shareholders and their affiliates and us during the past three years. See also "Risk Factors — We are required to pay the Virtu Post-IPO Members and the Investor Post-IPO Stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant."

(1)
Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, holds Virtu Financial Units and an equal number of shares of Class C common stock. Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, has the right at any time to exchange any vested Virtu Financial Units (together with a corresponding number of shares of Class C common stock) for shares of Class A common stock on a one-for-one basis. The Founder Post-IPO Member has the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis. See

  "Description of Capital Stock." The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (i) all vested Virtu Financial Units (together with the corresponding shares of Class C common stock) have been exchanged for shares of Class A common stock, (ii) all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock and (iii) all shares of Class B common stock have been converted into shares of Class A common stock. Set forth below is a table that lists each of our directors and named executive officers who own Virtu Financial Units and corresponding shares of Class C common stock:

Name	Number of Virtu Financial Units and Shares of Class C Common Stock
Douglas A. Cifu	3,650,546
(2)
The Founder Post-IPO Member holds 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock. The Founder Post-IPO Member has the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into a shares of Class A common stock on a one-for-one basis. See "Description of Capital Stock." The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all vested Virtu Financial Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock.

(3)
Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A and Class B common stock. See "Description of Capital Stock."

(4)
TJMT Holdings LLC, the Founder Post-IPO Member, is owned by trusts for the benefit of family members of Mr. Viola and Teresa Viola, Mr. Viola's wife. Teresa Viola and Michael Viola, Mr. Viola's son, share dispositive control and voting control over the shares held by the Founder Post-IPO Member. As a result, Teresa Viola and Michael Viola beneficially own 79,610,490 Virtu Financial Units and an equal number of shares of Class D common stock held by TJMT Holdings LLC. In addition, Michael Viola also holds 52,235 Virtu Financial Units and an equal number of shares of Class C common stock through Employee Holdco. Mr. Vincent Viola may be deemed to beneficially own the shares held by the Founder Post-IPO Member by virtue of his relationship with Teresa Viola.

(5)
Temasek Post-IPO Stockholder is an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited.

(6)
Mr. Viola is the manager of Virtu Employee Holdco and exercises dispositive control and voting control over the 14,858,726 shares issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Virtu Employee Holdco. Mr. Viola disclaims beneficial ownership in such shares (including the 1,395,644 shares issued upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock purchased by the Company with net proceeds of our initial public offering) except to the extent of his pecuniary interest therein. Includes both vested and unvested Virtu Financial Units and corresponding shares of Class C common stock.

(7)
Includes shares issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Virtu Employee Holdco, including the 1,395,644 shares of Class C common stock and corresponding Virtu Financial Units purchased by the Company with net proceeds of our initial public offering and as to which Mr. Viola disclaims beneficial ownership.

(8)
The Class A common stock owned by Mr. Cifu is comprised of: 2,830,742 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Mr. Cifu; and 819,804 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by a trust for the benefit of the Cifu Family Trust. Melissa B. Lautenberg, Mr. Cifu's wife, and Dr. Mitchel A. Lautenberg, Ms. Lautenberg's brother, share dispositive control and voting control over the shares held by the Cifu Family Trust. Mr. Cifu may be deemed to beneficially own the shares held by the Cifu Family Trust by virtue of his relationship with Ms. Lautenberg. Includes both vested and unvested Virtu Financial Units and corresponding shares of Class C common stock.

(9)
Represents Virtu Financial Units and corresponding shares of Class C common stock held by Virtu Employee Holdco on behalf of such persons. Includes both vested and unvested Virtu Financial Units and corresponding shares of Class C common stock.

(10)
Represents Virtu Financial Units and corresponding shares of Class C common stock held by Virtu Employee Holdco on behalf of such persons.

(11)
The Class A common stock owned by the Silver Lake Equityholders is comprised of 2,975,258 shares of Class A common stock held by SLP III EW Feeder I, L.P., the general partner of which is Silver Lake Technology Associates III, L.P. ("Silver Lake Technology") and 3,100,579 shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by SLP Virtu Investors, LLC, the managing member of which is Silver Lake Partners III DE (AIV III), L.P., the general partner of which is Silver Lake Technology. SLP III EW Feeder I, L.P. is selling 2,975,258 shares of Class A common stock in this offering and SLP Virtu Investors, LLC is selling 3,100,579 shares of Class A common stock upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock. Assuming the Silver Lake Equityholders sell all of the Class A common in this offering, the Silver Lake Equityholders will no longer hold any equity interest in us following this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

          In connection with the reorganization transactions completed on April 15, 2015, we entered into a reorganization agreement and related agreements with Virtu Financial, four of our wholly owned subsidiaries, and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Temasek Post-IPO Stockholder, Virtu Employee Holdco, the Employee Trust and certain Virtu Pre-IPO Members, which affected the reorganization transactions. See "Organizational Structure" for more information.

          The table below sets forth the consideration in Virtu Financial Units, Class A common stock, Class B common stock, Class C common stock and Class D common stock received by our 5% equityholders, directors and executive officers in the reorganization transactions:

Name	Virtu Financial Units Issued in the Reorganization Transactions	Class A Common Stock Issued in the Reorganization Transactions	Class B Common Stock Issued in the Reorganization Transactions	Class C Common Stock Issued in the Reorganization Transactions	Class D Common Stock Issued in the Reorganization Transactions
TJMT Holdings LLC(1)	79,610,490	—	—	—	79,610,490
SLP III EW Feeder I, L.P.	—	6,445,982	—	—	—
Silver Lake Technology Associates III L.P.	610,000	—	—	610,000	—
SLP Virtu Investors LLC	7,353,188	—	—	7,353,188	—
Havelock Fund Investments Pte Ltd.	—	12,317,682	—	—	—
Virtu Employee Holdco LLC(1)	16,254,370	—	—	16,254,370	—
Employee Trust	592,806	—	—	592,806	—
Vincent Viola	—	—	—	—	—
Douglas A. Cifu	2,830,742	—	—	2,830,742	—
Cifu Family Trust(2)	819,804	—	—	819,804	—
Joseph Molluso	473,907	—	—	473,907	—
John P. Abizaid	7,661	—	—	7,661	—
Michael Bingle	—	—	—	—	—
William F. Cruger, Jr.	6,389	—	—	6,389	—
Joseph Osnoss	—	—	—	—	—
John F. (Jack) Sandner	7,661	—	—	7,661	—

(1)
Mr. Viola may be deemed to beneficially own the interests held by TJMT Holdings LLC and Virtu Employee Holdco LLC.

(2)
Mr. Cifu may be deemed to beneficially own the interests held by the Cifu Family Trust.

Purchases from Equityholders

          Immediately following our initial public offering, we used approximately $277.2 million of the net proceeds from our initial public offering to repurchase 3,470,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,214,224 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,862,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,351,615 Virtu Financial Units and corresponding shares of Class C common stock from certain employees.

          The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers received from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from our initial public offering:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock sold to us,	Cash proceeds ($)
SLP Virtu Investors, LLC	4,252,609	75,143,601
SLP III EW Feeder I, L.P.	3,470,724	61,327,693
Virtu Employee Holdco LLC on behalf of certain members	1,395,644	24,661,029
Silver Lake Technology Associates III, L.P.	610,000	10,778,700

Amended and Restated Virtu Financial Limited Liability Company Agreement

          In connection with the reorganization transactions, we, Virtu Financial and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Temasek Post-IPO Stockholder, Virtu Employee Holdco and the Employee Trust entered into the Amended and Restated Virtu Financial LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Amended and Restated Virtu Financial LLC Agreement, we operate our business through Virtu Financial and its subsidiaries. Pursuant to the terms of the Amended and Restated Virtu Financial LLC Agreement, so long as affiliates of Mr. Viola or affiliates of Silver Lake Partners continue to own any Virtu Financial Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Virtu Financial and its subsidiaries or own any assets other than securities of Virtu Financial and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Virtu Financial and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Virtu Financial. As the sole managing member of Virtu Financial, we have control over all of the affairs and decision making of Virtu Financial. As such, through our officers and directors, we are responsible for all operational and administrative decisions of Virtu Financial and the day-to-day management of Virtu Financial's business. We will fund any dividends to our stockholders by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, Virtu Employee Holdco, the Employee Trust and us, subject to the limitations imposed by our credit agreement. See "Market Prices and Dividend Policy."

          The holders of Virtu Financial Units generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Virtu Financial. Net profits and net losses of Virtu Financial are generally allocated to its members pro rata in accordance with the percentages of their respective ownership of Virtu Financial Units, though certain non-pro rata adjustments are made to reflect tax depreciation, amortization and other allocations. The Amended and Restated Virtu Financial LLC Agreement provides for cash distributions to the holders of Virtu Financial Units for purposes of funding their tax obligations in respect of the taxable income of Virtu Financial that is allocated to them. Generally, these tax distributions are computed based on Virtu Financial's estimate of the net taxable income of Virtu Financial allocable to each holder of Virtu Financial Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income).

          The Amended and Restated Virtu Financial LLC Agreement provides that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a "poison pill" or similar shareholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Virtu Financial (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations or (ii) the purchase from a member of Virtu Financial of Virtu Financial Units (in which cash such net proceeds shall instead be transferred to the selling member as consideration for such purchase)) and Virtu Financial shall issue to us one Virtu Financial Unit. Similarly, except as otherwise determined by us, Virtu Financial will not issue any additional Virtu Financial Units to us unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Conversely, if at any time any shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired, Virtu Financial will redeem, repurchase or otherwise acquire an equal number of Virtu Financial Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired. In addition, Virtu Financial will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Virtu Financial Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the Virtu Financial Units.

          Pursuant to the terms of the Amended and Restated Virtu Financial LLC Agreement, certain members of management of Virtu Financial, including Messrs. Viola and Cifu, are subject to non-compete and non-solicitation obligations until the third anniversary of the date on which such person ceases to be an officer, director or employee of ours. The employee members of Virtu Employee Holdco are subject to similar restrictions under the limited liability company agreements of Virtu Employee Holdco.

          Subject to certain exceptions, Virtu Financial will indemnify all of its members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco and us, and their officers and other related parties, including the Temasek Post-IPO Stockholder, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Virtu Financial's business or affairs or the Amended and Restated Virtu Financial LLC Agreement or any related document.

          Virtu Financial may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) as determined by us. Upon dissolution, Virtu Financial will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Virtu Financial's liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested Virtu Financial Units (after giving effect to any obligations of Virtu Financial to make tax distributions).

Exchange Agreement

          At the closing of our initial public offering, we entered into an Exchange Agreement (the "Exchange Agreement") with Virtu Financial and each of the Virtu Post-IPO Members, including the

Founder Post-IPO Member, the Silver Lake Post-IPO Members, Virtu Employee Holdco and the Employee Trust, pursuant to which they (or certain transferees thereof) have the right to exchange their Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class C common stock or Class D common stock will be cancelled.

          The Exchange Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the Virtu Post-IPO Members will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the Virtu Post-IPO Members to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the Virtu Post-IPO Members may participate in each such offer without being required to exchange Virtu Financial Units and shares of our Class C common stock or Class D common stock.

          The Exchange Agreement also provides that, in the event of a merger, consolidation or other business combination involving our Company (unless, following such transaction, all or substantially all of the holders of the voting power of us prior to such transaction continue to hold a majority of the voting power of the surviving entity (or its parent) in substantially the same proportions as immediately prior to such transaction) is approved by our board of directors and consummated in accordance with applicable law, we may require that each of the Virtu Post-IPO Members exchange with us all of such Virtu Post-IPO Member's Virtu Financial Units and shares of our Class C common stock or Class D common stock, as applicable, for aggregate consideration for each Virtu Financial Unit and share of our Class C common stock or Class D common stock, as applicable, that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction. Such Virtu Post-IPO Members are not required to participate in such a transaction that is tax-free for our stockholders unless the transaction is also tax-free for such Virtu Post-IPO Members as holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock, as applicable.

Stockholders Agreement

          Prior to the consummation of our initial public offering, we entered into a Stockholders Agreement (the "Stockholders Agreement") with the Founder Post-IPO Member and the Silver Lake Equityholders. Under the Stockholders Agreement, the Silver Lake Equityholders were entitled to nominate one Class III director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to our initial public offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). Following our initial public offering, Silver Lake Equityholders no longer owned such interest in us.

          The Stockholders Agreement also provided for the reimbursement of Mr. Viola's, the Founder Post-IPO Member's and the Silver Lake Equityholders' out-of-pocket expenses incurred or accrued in connection with the reorganization transactions and our initial public offering (other than taxes and underwriting discounts and commissions), up to a maximum amount of $850,000 for Mr. Viola and the Founder Post-IPO Member and $850,000 for the Silver Lake Equityholders.

Registration Rights Agreement

          Prior to the consummation of our initial public offering, we entered into a Registration Rights Agreement (the "Registration Rights Agreement") with each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Investor Post-IPO Stockholders, Virtu Employee Holdco and the Employee Trust. The registration statement of which this prospectus is a part was filed as a result of the exercise of demand registration rights by certain of the selling stockholders under the Registration Rights Agreement.

          Subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following our initial public offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $50 million. Under the Registration Rights Agreement, we are not obligated to effectuate more than seven demand registrations for the Founder Post-IPO Member, or more than two demand registrations for the Silver Lake Equityholders or more than two demand registrations for the Temasek Post-IPO Stockholder. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

          If the Founder Post-IPO Member, the Silver Lake Equityholders or the Temasek Post-IPO Stockholder make a request for registration, the non-requesting parties to the Registration Rights Agreement are entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights are subject to underwriter cutback provisions, with priority first for registration of shares going first to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder on a pro rata basis (provided that (a) for one year after the completion of our initial public offering, such priority will be allocated 75% to the Silver Lake Equityholders and the Temasek Post-IPO Stockholder (to be allocated 45% to the Silver Lake Equityholders and 30% to the Temasek Post-IPO Stockholder if they both elect to have their securities included in such registration) and 25% to the Founder Post-IPO Member until any of the Silver Lake Equityholders, the Temasek Post-IPO Stockholder or the Founder Post-IPO Member have included all their securities sought to be included in such registration and (b) from the one year anniversary of the completion of our initial public offering until three demand registrations have been completed, such priority will be allocated 50% to the Silver Lake Equityholders and the Temasek Post-IPO Stockholder (to be allocated 30% to the Silver Lake Equityholders and 20% to the Temasek Post-IPO Stockholder if they both elect to have their securities included in such registration) and 50% to the Founder Post-IPO Member until any of the Silver Lake Equityholders, the Temasek Post-IPO Stockholder or the Founder Post-IPO Member have included all their securities sought to be included in such registration), second to the other parties with piggyback registration rights under the Registration Rights Agreement and third to other persons with a contractual right to include securities in the registration. In addition, the parties to the Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights are subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder as described above, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

          In addition, we undertook in the Registration Rights Agreement to file a registration statement as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act and to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable and to remain effective in order to register the shares of Class A common stock issuable upon the exchange of Virtu Financial Units, together with shares of Class C common stock, by Virtu Employee Holdco, the Employee Trust, certain other Virtu Post-IPO Members, including Mr. Cifu, and certain transferees thereof from time to time. Alternatively, under certain circumstances, we may instead file a shelf registration statement on Form S-3 to permit the resale of the shares of Class A common stock held by such persons. For so long as any such registration statement is effective and usable, neither Virtu Employee Holdco, the Employee Trust nor transferee thereof will have the piggyback registration rights described in the immediately preceding paragraph.

          In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Tax Receivable Agreements

          In connection with the reorganization transactions, we acquired equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the Mergers. In addition, as described under "Use of Proceeds," we used a portion of the net proceeds from our initial public offering to purchase Virtu Financial Units and corresponding shares of common stock from certain Virtu Post-IPO Members. These purchases resulted in favorable tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. Future acquisitions of interests in Virtu Financial, including through the use of the net proceeds received by us in this offering, are expected to produce favorable tax attributes. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, including the exchanges by one of the selling stockholders to be completed in connection with this offering, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

          We entered into three tax receivable agreements with the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (one with the Founder Post-IPO Member, Virtu Employee Holdco, the Employee Trust, the Management Members and other post-IPO investors, another with the Investor Post-IPO Stockholders and the other with the Silver Lake Post-IPO Members) that provide for the payment by us to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and Temasek, and the Temasek Pre-IPO Member, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from our initial public offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (together with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

          The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, varies depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

          The payments we are required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers, and the purchases and exchanges to be completed in connection with this offering will aggregate to approximately $218.4 million in the aggregate, ranging from approximately $8.1 million to $16.8 million per year over the next 15 years. Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Investor Post-IPO Stockholders' continued ownership of us.

          In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Investor Post-IPO Stockholders (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that in the case of a change in control of the Company, the Virtu Post-IPO Members and the Investor Post-IPO Stockholders have the option to terminate the applicable tax receivable agreement, and we will be required to make a payment to such electing party in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.5% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreements may result in situations where the Virtu Post-IPO Members and the Investor Post-IPO Stockholders have interests that differ from or are in addition to those of our other shareholders. In addition, we could be required to make payments under the tax receivable agreements that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

          Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

Unit Vesting, Equity Retention and Restrictive Covenant Agreements

          In connection with the reorganization transactions and our initial public offering, we issued stock options, with respect to shares of Class A common stock, to certain of our direct and indirect employee equityholders and other employees pursuant to our 2015 Management Incentive Plan (such grants, "IPO grants"). We also offered certain of our direct and indirect employee equityholders and other employees, including Messrs. Cifu, Molluso and Palaparthi, the ability to sell to us, in connection with our initial public offering, vested pre-IPO equity interests in our Company ("pre-IPO equity"). See " — Purchases from Equityholders."

          In addition, we entered into Unit Vesting, Equity Retention and Restrictive Covenant Agreements ("equity retention agreements") with certain of our direct and indirect employee equityholders and other employees, including Messrs. Viola, Cifu, Molluso and Palaparthi (collectively, the "equity restricted employees"), pursuant to which each equity restricted employee may:

  •
  upon the consummation of our initial public offering, sell to us up to 15% (or an agreed upon greater percentage in the case of certain employees located outside the United States) of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the first anniversary of the consummation of our initial public offering, sell up to a cumulative 30% (or an agreed upon greater percentage in the case of certain employees located outside the United States) of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the second anniversary of the consummation of our initial public offering, sell up to a cumulative 45% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

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  on and after the third anniversary of the consummation of our initial public offering, sell up to a cumulative 60% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

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  on and after the fourth anniversary of the consummation of our initial public offering, sell up to a cumulative 75% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

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  on and after the fifth anniversary of the consummation of our initial public offering, sell up to a cumulative 90% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested; and

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  on and after the sixth anniversary of the consummation of our initial public offering, sell any of his or her remaining pre-IPO equity, to the extent such pre-IPO equity has vested, without being subject to any further equity retention restrictions.

          In addition to the equity retention restrictions described above, in each equity retention agreement the applicable equity restricted employee acknowledges that he or she remains subject to the following existing restrictive covenants until the third anniversary of the date his or her employment with us is terminated, in each case subject to certain exceptions as set forth in the Amended and Restated Virtu Financial LLC Agreement or the Amended and Restated Limited Liability Company Agreement of Virtu Employee Holdco:

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  the equity restricted employee will not directly or indirectly engage in certain competitive activities;

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  the equity restricted employee will not solicit, or assist any other person to solicit, as an employee or a consultant, any employee or former employee, or certain equityholders, of ours;

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  the equity restricted employee will not hire, or assist any other person to hire, as an employee or a consultant, any employee or former employee, or certain equityholders, of ours; and

  •
  the equity restricted employee will not take any action or make any public statement that disparages or denigrates our Company or our directors, officers, employees, equityholders, representatives or agents.

Indemnification Agreements

          We entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Other Transactions

          In connection with the reorganization transactions, we, Virtu Financial, two of our wholly owned subsidiaries, the Temasek Post-IPO Stockholder and the Temasek Pre-IPO Member entered into a merger agreement, which provides for the reimbursement of Temasek's out-of-pocket expenses incurred or accrued in connection with the reorganization transactions and our initial public offering (other than taxes and underwriting discounts and commissions), subject to an agreed upon cap.

          We employ Michael Viola, the son of Mr. Viola, our Founder and Executive Chairman, as a trader, and he received total compensation from us for the years ended 2014, 2013 and 2012 of $554,747 (which consisted of $410,000 in cash and Class A-2 profits interests having a fair market value of $144,747), $510,703 (which consisted of $410,000 in cash and Class A-2 profits interests having a fair market value of $100,703) and $636,006 (which consisted of $510,000 in cash and Class A-2 profits interests having a fair market value of $126,066, respectively. Michael Viola was also granted 60,000 stock options with respect to shares of our Class A common stock under the 2015 Management Incentive Plan.

          We have engaged Mr. Abizaid to provide leadership consulting services from time to time. Mr. Abizaid received total compensation from us pursuant to such engagement for the years ended

2014, 2013 and 2012 of $127,250, $210,584 and $87,000, respectively. See "Executive Compensation — Compensation of our Directors."

          We have entered into certain futures clearing transactions with Pioneer Futures, Inc., a futures commission merchant owned by the Founder Post-IPO Member, in the ordinary course of business. In December 2013, TJMT Holdings LLC disposed of its interests in Pioneer Futures, Inc.

          In the ordinary course of business, we purchase and lease computer equipment and maintenance and support from affiliates of Dell Inc. ("Dell"). Silver Lake Partners and its affiliates have a significant ownership interest in Dell. During the six months ended June 30, 2015 and 2014, we paid $1.5 million and $0.4 million, respectively, to Dell for these purchases and leases. Similarly, in the ordinary course of business, we purchase market data and related services from Interactive Data Pricing and Reference Data, Inc. ("Interactive Data"). Silver Lake Partners and its affiliates have a significant ownership interest in Interactive Data. During the six months ended June 30, 2015 and 2014, we paid $0.2 million and $0.2 million, respectively, to Interactive Data for these purchases. As of June 30, 2015, and December 31, 2014, we had open payable balances of $0.4 million and $0.4 million, respectively, to Dell and Interactive Data.

          We also purchase telecommunications services from Singapore Telecommunications Limited ("Singtel") in the ordinary course of business. Singtel is a subsidiary of Temasek. During the six months ended June 30, 2015 and 2014, we paid $0.1 million and $0.1 million, respectively, to Singtel for these purchases.

Related Party Transactions Policies and Procedures

          Upon the consummation of our initial public offering, we adopted a written Related Person Transaction Policy (the "policy"), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for implementation of and compliance with the policy.

          For purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Compensation Committee.

          The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

          The policy also provides that the Audit Committee reviews certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

          In connection with the reorganization transactions, we amended and restated our certificate of incorporation so that our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 175,000,000 shares of Class B common stock, par value $0.00001 per share, 90,000,000 shares of Class C common stock, par value $0.00001 per share, 175,000,000 shares of Class D common stock, par value $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share.

          As of November 12, 2015, we had 34,305,052 shares (or 37,803,165 shares after giving effect to this offering) of our Class A common stock outstanding, no shares of our Class B common stock outstanding, 24,531,817 shares (or 21,033,704 shares after giving effect to this offering) of our Class C common stock outstanding, 79,610,490 shares of our Class D common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

Voting

          The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.

          Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.

          The Founder Post-IPO Member controls approximately 93.1% of the combined voting power of our common stock as a result of its ownership of our Class D common stock. Accordingly, the Founder Post-IPO Member controls our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Post-IPO Member will continue to have such control as long as it owns at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders.

Dividends

          The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

          The holders of our Class C common stock and Class D common stock do not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.

Merger, Consolidation, Tender or Exchange Offer

          The holders of Class B common stock and Class D common stock are not entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than ten times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock.

Liquidation or Dissolution

          Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock do not have any right to receive a distribution upon a liquidation or dissolution of our company.

Conversion, Transferability and Exchange

          Our amended and restated certificate of incorporation provides that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock. Our amended and restated certificate of incorporation further provides that each share of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by the Founder Post-IPO Member or any of its affiliates or permitted transferees (collectively, "Founder Equityholders"), subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if Founder Equityholders own less than 25% of our issued and outstanding common stock. Shares of our Class A common stock and Class C common stock are not subject to any conversion right.

          Under our amended and restated certificate of incorporation, "permitted transferees" of the Founder Post-IPO Member include (i) Vincent Viola or any of his immediate family members (which would include parents, grandparents, lineal descendants, siblings of such person or such person's spouse, and lineal descendants of siblings of such person or such person's spouse) or any trust, family-partnership or estate-planning vehicle so long as Mr. Viola and/or his immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to Mr. Viola, his immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of Mr. Viola and/or his immediate family members, (iii) a charitable institution controlled by Mr. Viola and/or his immediate family members, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of Mr. Viola and/or his immediate family members in the event of death or disability.

          Among other exceptions described in our amended and restated certificate of incorporation, the Founder Equityholders are permitted to pledge shares of Class D common stock and/or Class B common stock that they hold from time to time without causing an automatic conversion to Class C common stock or Class A common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.

          Subject to the terms of the Exchange Agreement (i) the Founder Post-IPO Member may exchange its Virtu Financial Units and corresponding shares of our Class D common stock or, after the Triggering Event (defined as the point in time when the Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), Class C common stock, for shares of our Class B common stock (or, after the Triggering Event, Class A common stock) and (ii) the other Virtu Post-IPO Members may exchange their vested Virtu Financial Units and corresponding shares of our Class C common stock for shares of our Class A common stock. Each such exchange will be on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class C common stock or Class D common stock so exchanged will be cancelled.

Other Provisions

          None of the Class A common stock, Class B common stock, Class C common stock or Class D common stock has any pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock, Class C common stock or Class D common stock.

          At such time as no Virtu Financial Units remain exchangeable for shares of our Class A common stock, our Class C common stock will be cancelled. At such time as no Virtu Financial Units remain exchangeable for shares of our Class B common stock, our Class D common stock will be cancelled.

Preferred Stock

          We are authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, which could have a negative impact on the market price of our Class A common stock.

Corporate Opportunity

          Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" does not apply against the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, the Temasek Post-IPO Stockholder, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. In addition, subject to the restrictions on competitive activities described below, Mr. Cifu is permitted to become engaged in, or provide services to, any other business or activity in which Mr. Viola is currently engaged or permitted to become engaged, to the extent that Mr. Cifu's level of participation in such businesses or activities is consistent with his current participation in such businesses and activities. The Amended and Restated Virtu Financial LLC Agreement provides that Mr. Viola, in addition to our other executive officers and our employees that are Virtu Post-IPO Members, may not directly or indirectly engage in certain competitive activities until the third anniversary of the date on which such person ceases to be an officer, director or employee of ours. The Silver Lake Equityholders, the Temasek Post-IPO Stockholder, and our non-employee directors are not subject to any such restriction. See "Risk Factors — Risks Related to this Offering and Our Class A common stock — We are controlled by the Founder Post-IPO Member, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us," and "Certain Relationships and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company Agreement."

Certain Certificate of Incorporation, By-Law and Statutory Provisions

          The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and By-laws

          Our amended and restated certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors.

          These provisions include:

          Classified Board.    Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors currently has eight members.

          In addition, our amended and restated certificate of incorporation provides that, following the Triggering Event (defined as the point in time when Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), other than preferred stock directors and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

          Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation provides that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

          Advance Notice Procedures.    Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

          Super-Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that, following the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, are required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

          Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

          Business Combinations with Interested Stockholders.    Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that it provides that the Founder Post-IPO Member, the Silver Lake Equityholders and the Temasek Post-IPO Stockholder, their respective affiliates and successors and their transferees are not deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions.

Directors' Liability; Indemnification of Directors and Officers

          Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we provide them with customary indemnification. Following our initial public offering, we entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Securities Exchange

          Our Class A common stock is listed on NASDAQ under the symbol "VIRT."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

          Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), the following discussion of material U.S. federal income tax considerations is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our special U.S. federal income tax counsel, insofar as it expresses conclusions as to the application of U.S. federal income tax law.

Non-U.S. Holders

          This summary assumes that our Class A common stock is held as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal tax purposes as:

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  a non-resident alien individual;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof;

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  an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, other than a trust that (i) is subject to the primary supervision of a court within the U.S. and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock. Also, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes.

          This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not address estate and gift tax consequences, the Medicare contribution or net investment tax or tax consequences under any state, local or foreign laws.

          The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below.

          The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

          Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under "— U.S. Trade or Business Income," a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or IRS Form W-8BEN-E or successor form) certifying such stockholder's entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

          Except as described below under "— Information Reporting and Backup Withholding Tax," and "— FATCA," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case, such gain will be taxed as described in "— U.S. Trade or Business Income," below;

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  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under Section 897 of the Code at any time during the period (the "applicable period") that is the shorter of the five-year period ending on the date of the disposition and the Non-US. Holder's holding period for our Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

          In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under Section 897 of the Code if a Non-U.S. Holder's holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

          For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be "U.S. trade or business income" if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. or (B) we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of "— Sale, Exchange or Other Taxable Disposition of our Class A Common Stock"). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

          We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or IRS Form W-8BEN-E or successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

          The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder's non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related financial intermediary"). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

          Pursuant to the Foreign Account Tax Compliance Act, or "FATCA," foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any "withholdable payments." For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale or other disposition of any equity or debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation until January 1, 2019 for gross proceeds from dispositions of U.S. common stock.

          Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

          We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as bookrunner and representative for this offering.

Underwriters	Number of Shares
Goldman, Sachs & Co.	6,473,371

Total	6,473,371

          The underwriters are offering the shares of Class A common stock subject to their acceptance of such shares from the us and the selling stockholders and subject to prior sale, and subject to the underwriters' right to reject any order in whole or in part. The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders, respectively.

Paid by the Company

Per Share	$0.4984
Total	$198,121

Paid by the Selling Stockholders

Per Share	$0.4984
Total	$3,028,045

          Shares of Class A common stock sold by the underwriters to the public will initially be offered at the price to public set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.50 per share from the public offering price. If all the shares of Class A common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

          The company, its executive officers, directors and certain of its equityholders, including the employee whose Virtu Financial Units and corresponding shares of Class C common stock we will purchase with the net proceeds we receive in this offering, have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (including Virtu Financial Units) during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

          The restrictions described in the paragraph above do not apply, subject in certain cases to various conditions (including no filing requirements (other than certain filings on Form 5) and the transfer of the lock-up restrictions), to:

  •
  transfers as a bona fide gift, gifts or charitable contribution;

  •
  transfers to any beneficiary or immediate family member of the securityholder or any trust, limited liability company, partnership or corporation for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;

  •
  transfers to any beneficiary of or estate of a beneficiary of the securityholder pursuant to a trust, will or other testamentary document or applicable laws of descent;

  •
  transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the securityholder and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of the securityholder and/or its affiliates;

  •
  transfers from certain lock-up parties to certain other lock-up parties;

  •
  transfers with the prior written consent of the representatives on behalf of the underwriters;

  •
  exercises of warrants, conversions of convertible securities, exercises of options granted pursuant to our or our affiliates' stock option/incentive plans or otherwise outstanding on the date of this prospectus;

  •
  if the securityholder is a corporation, partnership, limited liability company or other entity, (i) transfers to another corporation, partnership, limited liability company or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the securityholder or (ii) distributions to equity holders (including, without limitation, general or limited partners, members, stockholders or affiliates) of the securityholder (including upon the liquidation and dissolution of the securityholder pursuant to a plan of liquidation approved by the securityholder's equity holders);

  •
  if the securityholder is a trust, transfers to a grantor or beneficiary of the trust;

  •
  if the securityholder is an individual, transfers to any corporation, partnership, limited liability company or other entity that is wholly-owned by the securityholder and/or by members of the securityholder's immediate family;

  •
  the shares being offered pursuant to this prospectus;

  •
  exchanges of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable pursuant to the Exchange Agreement described under "Certain Relationships and Related Party Transactions — Exchange Agreement";

  •
  the redemption by us, Virtu Financial or one of our affiliates of (i) securities held by or on behalf of an employee in connection with the termination of such employee's employment or (ii) involuntarily transferred securities, in each case, in accordance with the Amended and Restated Virtu Financial LLC Agreement or the limited liability company agreements of Virtu Employee Holdco;

  •
  the repurchase of securities by us pursuant to an employee benefit plan described in this prospectus or pursuant to the agreements pursuant to which such securities were issued;

  •
  any shares of our Class A common stock acquired by a securityholder (i) in the open market after the completion of this offering or (ii) from the underwriters in this offering;

  •
  any transfer or sale of securities by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; and

  •
  dispositions of securities to a bona fide third party pursuant to a tender or exchange offer or any other transaction, including, without limitation, a merger, consolidation or other business combination involving a change in control of the Company, that, in each case, has been approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the securityholder may agree to transfer, sell, tender or otherwise dispose of the securityholder's securities in connection with any such transaction, or vote any of the securityholder's securities in favor of any such transaction), provided that all of the securities not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement and also provided that as a condition of such transfer, sale, tender or other disposition, if such tender offer or other transaction is not completed, such securities will remain subject to the lock-up restrictions.

          In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

  Canada

          The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  a.
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  b.
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  c.
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  d.
  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  United Kingdom

          Each underwriter agrees that:

  a.
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  b.
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

  Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

          The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

  Switzerland

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this prospectus nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

          The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1 million.

          The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters or their respective affiliates may be lenders under our senior secured credit facility, broker-dealer credit facility and/or our revolving credit facility, as the case may be, for which they receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 LEGAL MATTERS

          Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Davis Polk & Wardwell LLP, New York, New York will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

          The financial statements of Virtu Financial Inc. as of December 31, 2014 and 2013, and for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The financial statements of Virtu Financial LLC and Subsidiaries as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Commission a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement, as well as other documents that we filed with the Commission without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission's Public Reference Room at the Commission's principal office, at 100 F Street, N.E., Washington, D.C. 20549.

          You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's website address is www.sec.gov.

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website once they are filed with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Virtu Financial, Inc.
Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Statements of Financial Condition as of December 31, 2014 and 2013	F-3
Statements of Comprehensive Income (Loss) for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013	F-4
Statements of Changes in Stockholder's Equity/(Deficit) for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013	F-5
Statements of Cash Flows for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013	F-6
Notes to Financial Statements	F-7
Virtu Financial, Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Financial Condition as of June 30, 2015 and December 31, 2014	F-8
Unaudited Condensed Consolidated Comprehensive Income for the six months ended June 30, 2015 and 2014	F-9
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2015	F-10
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014	F-11
Notes to Unaudited Condensed Consolidated Financial Statements	F-12
Virtu Financial LLC and Subsidiaries
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-48
Consolidated Statements of Financial Condition as of December 31, 2014 and 2013	F-49
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	F-50
Consolidated Statements of Changes in Members' Equity for the years ended December 31, 2014, 2013 and 2012	F-51
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-52
Notes to Consolidated Financial Statements	F-53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Virtu Financial, Inc.:
New York, New York

          We have audited the accompanying statements of financial condition of Virtu Financial, Inc. (the "Company") as of December 31, 2014 and 2013, and the related statements of comprehensive income (loss), changes in stockholder's equity/(deficit) and cash flows for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such financial statements present fairly, in all material respects, the financial position of Virtu Financial, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
February 19, 2015

Virtu Financial, Inc.
Statements of Financial Condition
As of December 31, 2014 and 2013

	As of December 31,
	2014	2013
Assets
Cash	$545	$100
Deferred tax benefit	$4,744	—

Total assets	$5,289	$100

Liabilities
Payable to affiliate	$14,000	$—

Total liabilities	$14,000	$—

Stockholder's equity/(deficit)
Class A common stock, $0.00001 par value—1,000 shares authorized, 100 shares issued and outstanding	$—	$—
Accumulated deficit	(8,811)	—
Additional paid-in capital	100	100

Total stockholder's equity/(deficit)	$(8,711)	$100

Total liabilities and stockholder's equity/(deficit)	$5,289	$100

See accompanying notes to these financial statements.

Virtu Financial, Inc.
Statements of Comprehensive Income (Loss)
For the Year Ended December 31, 2014 and for the Period
October 16, 2013 (Date of Inception) to December 31, 2013

	For the Year Ended December 31, 2014	For the Period October 16, 2013 (Date of Inception) to December 31, 2013
Operating Expenses:
Operations and administrative	$13,555	$—

Income (loss) before income taxes	(13,555)	—
Provision for (benefit from) income taxes	(4,744)	—

Net income (loss)	$(8,811)	$—

See accompanying notes to these financial statements.

Virtu Financial, Inc.
Statements of Changes in Stockholder's Equity/(Deficit)
For the Year Ended December 31, 2014 and for the Period
October 16, 2013 (Date of Inception) to December 31, 2013

	Class A Common Stock
			Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity/(Deficit)
	Shares	Amounts
Balance at October 16, 2013	—	$—	$—	$—	$—
Capital contribution	100	—	100	—	100
Net income (loss)	—	—	—	—	—

Balance at December 31, 2013	100	$—	$100	$—	$100
Net income (loss)	—	—	—	(8,811)	(8,811)

Balance at December 31, 2014	100	$—	$100	$(8,811)	$(8,711)

See accompanying notes to these financial statements.

Virtu Financial, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2014 and for the Period
October 16, 2013 (Date of Inception) to December 31, 2013

	For the Year Ended December 31, 2014	For the Period October 16, 2013 (Date of Inception) to December 31, 2013
Cash flows from operating activities
Net income (loss)	$(8,811)	$—
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred tax benefit	(4,744)	—
Changes in operating assets and liabilities:
Payable to affiliate	14,000	—

Net cash provided by operating activities	445	—
Cash flows from financing activities
Capital contribution	—	100

Net increase in cash	445	100
Cash, beginning of period	100	—

Cash, end of period	$545	$100

See accompanying notes to these financial statements.

Virtu Financial, Inc.

NOTES TO FINANCIAL STATEMENTS

1. Organization

          Virtu Financial, Inc. (the "Company") was formed as a Delaware corporation on October 16, 2013. The Company's fiscal year end is December 31. The Company was formed for the purpose of completing certain reorganization transactions, in order to carry on the business of Virtu Financial LLC and conducting a public offering. The Company will be the sole managing member of Virtu Financial LLC and will operate and control all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continue to conduct the business now conducted by such subsidiaries.

2. Summary of Significant Accounting Policies

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

3. Related-Party Transactions

          The Company may receive funding from affiliates in the ordinary course of business. As of December 31, 2014 and 2013, the Company had a payable of $14,000 and $0 to its affiliates, respectively.

4. Income Taxes

          The Company is subject to taxes at the U.S. federal statutory rate of 35%. For the year ended December 31, 2014 and for the period October 16, 2013 (Date of Inception) to December 31, 2013, the Company recognized income tax benefits of $4,744 and $0, respectively, due to current losses.

          A deferred tax asset relating to the carryforward losses has been recognized in the amount of $4,744 and $0 as of December 31, 2014 and 2013, respectively. The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

5. Stockholder's Equity

          VFH Parent LLC, a wholly owned subsidiary of Virtu Financial LLC, is the sole stockholder of the Company, and contributed $100 to the Company on October 17, 2013 to purchase 100 shares of Class A common stock. Holders of Class A common stock shall be entitled to one vote for each share of Class A common stock held on all matters submitted to stockholders for vote, consent or approval.

6. Subsequent Events

          The Company has evaluated subsequent events through February 19, 2015, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statements.

Virtu Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition

(Unaudited)

	As of
(in thousands, except share and interest data)	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$126,978	$75,864
Securities borrowed	667,970	484,934
Securities purchased under agreements to resell	31,050	31,463
Receivables from broker-dealers and clearing organizations	691,163	387,652
Trading assets, at fair value:
Financial instruments owned	1,658,086	1,307,933
Financial instruments owned and pledged	399,306	236,375
Property, equipment and capitalized software (net of accumulated depreciation of $107,605 and $84,579 as of June 30, 2015 and December 31, 2014, respectively)	47,113	44,644
Goodwill	715,379	715,379
Intangibles (net of accumulated amortization)	1,308	1,414
Deferred tax asset	163,423	977
Other assets ($9,162 and $8,205, at fair value, as of June 30, 2015 and December 31, 2014, respectively)	34,944	32,823

Total assets	$4,536,720	$3,319,458

Liabilities, redeemable membership interest and equity
Liabilities
Securities loaned	$876,782	$497,862
Securities sold under agreements to repurchase	246	2,006
Payables to broker-dealers and clearing organizations	568,459	686,203
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased	1,785,628	1,037,634
Tax receivable agreement obligations	184,679	—
Accounts payable and accrued expenses and other liabilities	120,950	93,331
Senior secured credit facility	495,312	495,724

Total liabilities	$4,032,056	$2,812,760
Class A-1 redeemable membership interest	—	294,433
Stockholders' / Members' equity
Class A-1 — Authorized and Issued — 0 and 1,964,826 interests, Outstanding — 0 and 1,964,826 interests at June 30, 2015 and December 31, 2014, respectively	—	19,648
Class A-2 — Authorized and Issued — 0 and 101,381,332 interests, Outstanding — 0 and 99,855,666 interests at June 30, 2015 and December 31, 2014, respectively	—	287,705
Class A common stock (par value $0.00001), Authorized — 1,000,000,000 and 0 shares, Issued and Outstanding — 34,305,052 and 0 shares at June 30, 2015 and December 31, 2014, respectively	—	—
Class B common stock (par value $0.00001), Authorized — 175,000,000 and 0 shares, Issued and Outstanding — 0 and 0 shares at June 30, 2015 and December 31, 2014, respectively	—	—
Class C common stock (par value $0.00001), Authorized — 90,000,000 and 0 shares, Issued and Outstanding — 24,531,817 and 0 shares at June 30, 2015 and December 31, 2014, respectively	—	—
Class D common stock (par value $0.00001), Authorized — 175,000,000 and 0 shares, Issued and Outstanding — 79,610,490 and 0 shares at June 30, 2015 and December 31, 2014, respectively	1	—
Additional paid-in capital	115,274	—
Retained Earnings (Accumulated deficit)	474	(91,383)
Accumulated other comprehensive income (loss)	412	(3,705)

Total stockholders' / members' equity	$116,161	$212,265
Noncontrolling interest	388,503	—

Total equity	$504,664	$212,265
Total liabilities, redeemable membership interest and equity	$4,536,720	$3,319,458

See accompanying notes to the unaudited condensed consolidated financial statements.

Virtu Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	For the Six Months Ended June 30,
(in thousands, except share and per share data)	2015	2014
Revenues:
Trading income, net	$383,722	$318,539
Interest and dividends income	14,597	12,769
Technology services	5,188	4,963

Total revenue	403,507	336,271
Operating Expenses:
Brokerage, exchange and clearance fees, net	117,639	108,271
Communication and data processing	35,492	33,312
Employee compensation and payroll taxes	42,065	38,868
Interest and dividends expense	26,407	22,710
Operations and administrative	12,431	12,125
Depreciation and amortization	17,849	13,962
Amortization of purchased intangibles and acquired capitalized software	106	106
Acquisition related retention bonus	—	2,487
Termination of office leases	2,729	849
Initial public offering fees and expenses	—	8,901
Charges related to share based compensation at IPO	44,194	—
Financing interest expense on senior secured credit facility	14,861	15,299

Total operating expenses	313,773	256,890

Income before income taxes and noncontrolling interest	89,734	79,381
Provision for (benefit from) income taxes	4,725	(350)

Net income	85,009	$79,731

Noncontrolling interest	(84,535)

Net income available for common stockholders	$474

Earnings per share
Basic	$0.01
Diluted	$0.01
Weighted average common shares outstanding
Basic	34,305,052
Diluted	34,529,349
Net income	$85,009	$79,731
Other comprehensive income (loss)
Foreign exchange translation adjustment, net of taxes	(3,001)	(163)

Comprehensive income	82,008	$79,568

Less: Comprehensive income attributable to noncontrolling interests	(81,122)

Comprehensive income attributable to common stockholders	$886

See accompanying notes to the unaudited condensed consolidated financial statements.

Virtu Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

for the Six Months Ended June 30, 2015

(Unaudited)

							Additional Paid-in Capital					Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' / Members' Equity
	Class A Common Stock		Class C Common Stock		Class D Common Stock			Class A-1		Class A-2					Non- controlling Interest	Total Equity	Class A-1 Redeemable Interest
(in thousands, except per share and interest data)
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Amounts	Interests	Amounts	Interests	Amounts
Balance at December 31, 2014	—	$—	—	$—	—	$—	$—	1,964,826	$19,648	99,855,666	$287,705	$(91,383)	$(3,705)	$212,265	$—	$212,265	$294,433

Share based compensation through April 15, 2015	—	—	—	—	—	—	—	—	—	6,418	438	—	—	438	—	438	—
Repurchase of Class A-2 interests	—	—	—	—	—	—	—	—	—	(13,495)	(97)	—	—	(97)	—	(97)	—
Distribution to members through April 15, 2015	—	—	—	—	—	—	—	—	—		—	(130,000)		(130,000)	—	(130,000)	—
Comprehensive income through April 15, 2015:
Net income	—	—	—	—	—	—	—	—	—	—	—	83,147	—	83,147	—	83,147	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(4,633)	(4,633)	—	(4,633)	—
Reorganization of equity structure	18,763,664	—	36,746,041	—	79,610,490	1	63,261	(1,964,826)	(19,648)	(99,848,589)	(288,046)	138,236	8,338	(97,858)	392,291	294,433	(294,433)

Balance post-reorganization	18,763,664	—	36,746,041	—	79,610,490	1	63,261	—	—	—	—	—	—	63,262	392,291	455,553	—
Issuance of Common Stock, net of offering costs	19,012,112	—	—	—	—	—	327,366	—	—	—	—	—	—	327,366	—	327,366	—
Repurchase of Virtu Financial Units and corresponding number of Class A and C Common Stock	(3,470,724)	—	(12,214,224)	—	—	—	(277,153)	—	—	—	—	—	—	(277,153)	—	(277,153)	—
Share based compensation vested upon the IPO	—	—	—	—	—	—	45,677	—	—	—	—	—	—	45,677	—	45,677	—
Adjustments for changes in proportionate ownership in Virtu Financial	—	—	—	—	—	—	(22,513)	—	—	—	—	—	—	(22,513)	22,513	—	—
Issuance of tax receivable agreements	—	—	—	—	—	—	(23,041)	—	—	—	—	—	—	(23,041)	—	(23,041)	—
Share based compensation after April 15, 2015	—	—	—	—	—	—	1,677	—	—	—	—	—	—	1,677	—	1,677	—
Comprehensive income, after April 15, 2015:
Net income	—	—	—	—	—	—	—	—	—	—	—	474	—	474	1,388	1,862	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	412	412	1,220	1,632	—
Distribution from Virtu Financial to non-controlling interest, after April 15, 2015	—	—	—	—	—	—		—	—	—	—	—	—	—	(28,909)	(28,909)	—

Balance at June 30, 2015	34,305,052	$—	24,531,817	$—	79,610,490	$1	$115,274	—	$—	—	$—	$474	$412	$116,161	$388,503	$504,664	$—

See accompanying notes to the unaudited condensed consolidated financial statements.

Virtu Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
(in thousands)	2015	2014
Cash flows from operating activities
Net Income	$85,009	$79,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,849	13,962
Amortization of purchased intangibles and acquired capitalized software	106	106
Amortization of debt issuance costs and deferred financing fees	823	704
Termination of office leases	2,729	849
Share based compensation	53,529	5,520
Other	2,441	612
Changes in operating assets and liabilities:
Securities borrowed	(183,036)	91,178
Securities purchased under agreements to resell	413	109,408
Receivables from broker-dealers and clearing organizations	(303,511)	(204,079)
Trading assets, at fair value	(513,084)	(45,116)
Other assets ($9,162 and $8,205, at fair value, as of June 30, 2015 and December 31, 2014, respectively)	(2,126)	5,528
Securities loaned	378,920	830
Securities sold under agreements to repurchase	(1,760)	(10,883)
Payables to broker-dealers and clearing organizations	(117,744)	(170,645)
Trading liabilities, at fair value	747,994	216,563
Accounts payable and accrued expenses and other liabilities	14,369	11,368

Net cash provided by operating activities	182,921	105,636
Cash flows from investing activities
Development of capitalized software	(4,207)	(4,113)
Acquisition of property and equipment	(13,571)	(10,595)

Net cash used in investing activities	(17,778)	(14,708)
Cash flows from financing activities
Distribution to members through April 15, 2015	(130,000)	(90,652)
Distribution from Virtu Financial to non-controlling interest, after April 15, 2015	(28,909)	—
Repurchase of Class A-2 interests	(1,097)	(44)
Repayment of short term borrowings	—	(12,800)
Repayment of senior secured credit facility	(364)	(2,550)
Debt issuance costs	(871)	—
Issuance of Common Stock, net of offering costs	327,366	—
Repurchase of Virtu Financial Units and corresponding number of Class A and C Common Stock	(277,153)	—

Net cash used in financing activities	(111,028)	(106,046)
Effect of exchange rate changes on cash and cash equivalents	(3,001)	(163)

Net increase (decrease) in cash and cash equivalents	51,114	(15,281)
Cash and cash equivalents, beginning of period	75,864	66,010

Cash and cash equivalents, end of period	$126,978	$50,729

Supplementary disclosure of cash flow information
Cash paid for interest	$32,837	$32,224
Cash paid for taxes	$2,006	$529
Non-cash investing activities
Compensation to developers subject to capitalization of software (of which $10,565 and $903 were capitalized for the six months ended June 30, 2015 and 2014, respectively)	23,927	2,549
Non-cash financing activities
Tax receivable agreement (Note 4)	—	—

See accompanying notes to the unaudited condensed consolidated financial statements.

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

          Virtu Financial, Inc. ("VFI" or, collectively with its wholly owned subsidiaries, the "Company") is a Delaware holding company whose primary asset is its ownership of approximately 24.8% of the membership interests of Virtu Financial LLC ("Virtu Financial"). The Company was formed on October 16, 2013 for the purpose of completing certain reorganization transactions (the "Reorganization Transactions"), in order to carry on the business of Virtu Financial LLC ("Virtu Financial") and to conduct a public offering. The Company is the sole managing member of Virtu Financial and operates and controls all of the businesses and affairs of Virtu Financial and, through Virtu Financial and its subsidiaries (the "Group"), continues to conduct the business now conducted by such subsidiaries. Virtu Financial was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC ("MTH"), an electronic trading firm and market maker. In connection with the reorganization, the members of Virtu Financial's predecessor entity, Virtu Financial Operating LLC ("VFO"), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in Virtu Financial and the members of MTH exchanged their interests in MTH for cash and/or interests in Virtu Financial. Virtu Financial's principal subsidiaries include Virtu Financial BD LLC ("VFBD"), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC ("VFCM"), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange ("NYSE") and the NYSE MKT (formerly NYSE Amex), Virtu Financial Global Markets LLC ("VFGM"), a US trading entity focused on futures and currencies, Virtu Financial Ireland Limited ("VFIL"), formed in Ireland, Virtu Financial Asia Pty Ltd ("VFAP"), formed in Australia, and Virtu Financial Singapore Pte. Ltd. ("VFSing"), formed in Singapore.

          The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

          The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

Basis of Presentation

          These condensed consolidated financial statements are presented in U.S. dollars and have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") regarding financial reporting with respect to Form 10-Q and accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or the "Codification"). These condensed consolidated financial statements are unaudited and include all adjustments of a normal, recurring nature necessary to present fairly the financial condition as of June 30, 2015 and December 31, 2014, the results of operations and comprehensive income for the six months ended June 30, 2015 and 2014 and cash flows for the six months ended June 30, 2015 and 2014. The condensed consolidated financial statement information as of December 31, 2014 has been derived from the 2014 audited consolidated financial statements. The results of operations

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Basis of Presentation (Continued)

for interim periods are not necessarily indicative of results for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's final prospectus filed with the SEC on April 16, 2015 (the "Prospectus") for the offering of Class A common stock, par value $0.00001 per share (the "Class A common stock"). See Note 13 to the condensed consolidated financial statements for information regarding the Reorganization Transactions (as defined in Note 13) and the Company's IPO.

Principles of Consolidation, including Noncontrolling Interests

          The unaudited condensed consolidated financial statements include the accounts of VFI and its majority and wholly owned subsidiaries. As sole managing member of Virtu Financial, VFI exerts control over the Group's operations. In accordance with ASC 810, Consolidation, the Company consolidates Virtu Financial and its subsidiaries' consolidated financial statements and records the interests in Virtu Financial that VFI does not own as noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

          The Company's condensed consolidated financial statements are prepared in conformity with US GAAP, which require management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, goodwill and intangibles, compensation accruals, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Earnings Per Share

          Earnings per share ("EPS") is computed in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing the net income available for common stockholders by the weighted average number of shares outstanding for that period. Diluted EPS is calculated by dividing the net income available for common stockholders by the diluted weighted average shares outstanding for that period. Diluted EPS includes the determinants of the basic EPS and, in addition, reflects the dilutive effect of shares of common stock estimated to be distributed in the future under the Company's share based compensation plans, with no adjustments to net income available for common stockholders for dilutive potential common shares.

Cash and Cash Equivalents

          The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Securities Borrowed and Securities Loaned

          The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the condensed consolidated statements of financial condition. For these transactions, the interest received or paid by the Company is recorded gross on an accrual basis under interest and dividends income or interest and dividends expense in the condensed consolidated statements of comprehensive income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

          In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian takes possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the condensed consolidated statements of financial condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

          The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty.

Receivables from/Payables to Broker-Dealers and Clearing Organizations

          Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At June 30, 2015 and December 31, 2014, receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company also offsets the outstanding principal balances on all short term credit facilities against amounts receivable from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

          In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

          The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in trading income on the condensed consolidated statements of comprehensive income.

Fair Value Measurements

          At June 30, 2015 and December 31, 2014, substantially all of Company's financial assets and liabilities, except for long-term borrowings and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

          The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

          Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

  Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

          Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the six months ended June 30, 2015 and 2014.

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Derivative Instruments

          Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

          Derivative instruments used for economic hedging purposes include futures, forward contracts, and options. Unrealized gains or losses on these derivative instruments are recognized currently in the condensed consolidated statements of comprehensive income as trading income, net. The Company does not apply hedge accounting as defined in ASC 815, Derivatives and Hedging; accordingly all derivative instruments are recorded at fair value with changes in fair values reflected in earnings.

Property and Equipment

          Property and equipment are carried at cost, less accumulated depreciation, except for the assets acquired in connection with the acquisition of MTH which were recorded at fair value on the date of acquisition. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

          The useful lives of furniture and fixtures are as follows:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	7 years or length of lease term, whichever is shorter

Capitalized Software

          The Company accounts for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

          Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

          The Company's capitalized software development costs were approximately $5.5 million and $5.0 million for the six months ended June 30, 2015 and 2014, respectively. The related amortization expense was approximately $5.2 million and $5.0 million for the six months ended June 30, 2015 and 2014, respectively. Additionally, in connection with the compensation charge

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

related to Class B and East MIP interests recognized upon the IPO (Note 13), the Company capitalized and amortized $9.5 million and $8.0 million of the costs, respectively, which were included within charges related to share based compensation at IPO, net, in the condensed consolidated statements of comprehensive income. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying condensed consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software.

Goodwill

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

          The primary valuation methods we use to estimate the fair value of our reporting unit are the income and market approaches. In applying the income approach, projected available cash flows and the terminal value are discounted to present value to derive an indication of fair value of the business enterprise. The market approach compares the reporting unit to selected reasonably similar publicly-traded companies.

          The Company tests goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. There were no triggering events that would have caused the Company to assess goodwill for impairment during the six months ended June 30, 2015 and 2014, respectively.

Intangible Assets

          The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present, and if impaired, written down to fair value.

Exchange Memberships and Stock

          Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

ASC 940-340, Financial Services — Broker and Dealers. Exchange stock includes shares that entitles the Company to certain trading privileges. The shares are marked to market with the corresponding gain or loss recorded in the condensed consolidated statements of comprehensive income. The Company's exchange memberships and stock are included in other assets on the condensed consolidated statements of financial condition.

Trading Income

          Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities. Trading gains and losses on financial instruments owned and financial instruments sold, not yet purchased are recorded on the trade date and reported on a net basis in the condensed consolidated statements of comprehensive income.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Technology Services

          Technology services revenues consist of fees paid by third parties for licensing of our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Revenue from technology services is recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is recognized ratably over the contractual service period.

Rebates

          Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying condensed consolidated statements of comprehensive income.

Income Taxes

          Virtu Financial is a limited liability company and is treated as a pass-through entity for United States federal, state, and local income tax purposes. Accordingly, no provision for United States federal, state, and local income tax was required prior to the consummation of the Reorganization Transactions and the IPO. Subsequent to consummation of the Reorganization Transactions and the IPO, the Company is subject to U.S. federal, state and local income taxes on its taxable income,

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

which is proportional to the percentage of Virtu Financial owned by the Company. The Company's subsidiaries are subject to income taxes in the respective jurisdictions in which they operate.

          Certain of the Company's wholly owned subsidiaries are subject to income taxes in foreign jurisdictions. The provision for income tax is comprised of current tax and deferred tax. Current tax represents the tax on current year tax returns, using tax rates enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

          The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position are measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of June 30, 2015 and December 31, 2014 or the results of operations for the six months ended June 30, 2015 and 2014.

Comprehensive Income and Foreign Currency Translation

          The Company's operating results are reported in the condensed consolidated statements of comprehensive income pursuant to Accounting Standards Update 2011-05, Comprehensive Income.

          Comprehensive income consists of two components: net income and other comprehensive income ("OCI"). OCI is comprised of revenues, expenses, gains and losses that are reported in the comprehensive income section of the consolidated statements of comprehensive income, but are excluded from reported net income. The Company's OCI is comprised of foreign currency translation adjustments. Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at period-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the period. Gains and losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in other comprehensive income, a separate component of members' equity.

Share-Based Compensation

          The Company accounts for share-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires a share-based payment transaction with employees to be measured based on the fair value of equity instruments issued. The fair value of awards issued for compensation prior to the Reorganization Transactions and the IPO was determined by management, with the assistance of an independent third party valuation firm, using a projected annual forfeiture rate, where applicable, on the date of grant. With respect to equity awards issued for compensation in connection with or subsequent to the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Reorganization Transaction and the IPO pursuant to the 2015 Management Incentive Plan, the fair value of the stock option grants are determined through the application of the Black-Scholes-Merton model. Similarly, the fair value of the restricted stock units is determined based on the IPO per share price or the market price at the time of grant. The fair value of share based awards granted to employees is expensed based on the vesting conditions.

Recent Accounting Pronouncements

          Revenue — In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 (fiscal year 2018 for the Company) and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 on its condensed consolidated financial statements.

          Repurchase Agreements — In June, 2014, the FASB released ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendment changes the accounting for repurchase financing transactions and for repurchase-to-maturity transactions to secured borrowing accounting. The accounting changes are effective for the Company beginning in the first quarter of 2015. The effect of the accounting changes on transactions outstanding as of the effective date are required to be presented as a cumulative effect adjustment to retained earnings as January 1, 2015. The Company currently does not enter into these types of repurchase transactions. The amendment also requires additional disclosures for repurchase agreements and securities lending transactions regarding the class of collateral pledged and the remaining contractual tenor of the agreements, as well as a discussion of the potential risks associated with the agreements and the related collateral pledged, and how those risks are managed. Additional disclosures are required for repurchase agreements, securities lending transactions, sales with a total return swap, and other similar transfers of financial assets that are accounted for as a sale.

          Compensation — In June 2014, the Emerging Issues Task Force (the "EITF") of the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015 (fiscal year 2016 for the Company). Earlier adoption is permitted. The Company is currently evaluating the impact of this ASU on its condensed consolidated financial statements.

          Going Concern — In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The guidance will explicitly require

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016 (fiscal year 2017 for the Company). Earlier adoption is permitted. The Company will implement this new standard on the required effective date.

          Hybrid Financial Instruments — In November 2014, the EITF of the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. The ASU requires that for hybrid financial instruments issued in the form of a share, an entity should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. An entity should use judgment based on an evaluation of all the relevant terms and features, and should consider the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2015 (fiscal year 2016 for the Company) and interim periods within fiscal years beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. The Company is currently evaluating the impact of this ASU on its condensed consolidated financial statements.

          Debt Issuance Costs — In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred charge asset. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 (fiscal year 2016 for the Company), and interim periods within those fiscal years. Early adoption of the amendment is permitted and the Company has elected to early adopt this ASU effective as of June 30, 2015. The new guidance has been applied on a retrospective basis, wherein the accompanying condensed consolidated statements of financial condition have been adjusted to reflect the period-specific effects of applying the new guidance. Refer to Note 8 for additional information regarding the impact of this guidance on the Company's condensed consolidated financial statements.

3. Earnings per Share

          Historical earnings per share information is not applicable for reporting periods prior to the consummation of the IPO. Net income available for common stockholders of $0.5 million is the net income earned by VFI. on its approximate 24.8% interest in Virtu Financial for the period from April 16, 2015 through June 30, 2015, net of the provision for income taxes for the period.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Earnings per Share (Continued)

          The below table contains a reconciliation of net income before noncontrolling interest to net income available for common stockholders:

(in thousands)	Six Months Ended June 30, 2015
Income before income taxes and noncontrolling interest	$89,734
Provision for (benefit from) income taxes	4,725

Net income	85,009
Net income allocable to members of Virtu Financial LLC (for the period January 1, 2015 through April 15, 2015)	(83,147)
Noncontrolling interest subsequent to April 15, 2015	(1,388)

Net income available for common stockholders	$474

          The calculation of basic and diluted earnings per share is described below:

          Basic earnings per share are calculated utilizing net income available for common stockholders from April 16, 2015 through June 30, 2015 divided by the weighted average number of shares of common stock outstanding during the same period:

(in thousands, except for shares or per share amounts)	Period from April 16, 2015 through June 30, 2015
Basic earnings per share:
Net income available for common stockholders	$474
Weighted average shares of common stock outstanding:
Class A	34,305,052
Basic Earnings per share	$0.01

          Diluted earnings per share are calculated utilizing net income available for common stockholders commencing on April 16, 2015, divided by the weighted average total number of shares of common stock outstanding during the period from April 16, 2015 through June 30, 2015

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Earnings per Share (Continued)

plus additional shares of common stock issued and issuable pursuant to the 2015 Management Incentive Plan (Note 13).

(in thousands, except for shares or per share amounts)	Period from April 16, 2015 through June 30, 2015
Diluted earnings per share:
Net income available for common stockholders	$474
Weighted average shares of common stock outstanding:
Class A
Issued and outstanding	34,305,052
Issuable pursuant to 2015 Management Incentive Plan	224,297

34,529,349
Diluted Earnings per share	$0.01

4. Tax Receivable Agreements

          In connection with the IPO, on April 15, 2015, the Company entered into Tax Receivable Agreements ("TRAs") to make payments to the Virtu Post-IPO Members, as defined in Note 13, and the Investor Post-IPO Stockholders, as defined in Note 13, that are generally equal to 85% of the applicable cash tax savings, if any, realized as a result of favorable tax attributes that will be available to the Company as a result of the Reorganization Transactions, exchanges of Virtu Financial interests for Class A common stock or Class B common stock and payments made under the TRAs.

          As a result of the exchange of units of Virtu Financial, the Company recorded a deferred tax asset of $161.6 million associated with the increase in tax basis. We expect that future payments to the Virtu Post-IPO Members and the Investor Post-IPO Stockholders in respect of the purchases, the exchanges and the Mergers described in the Registration Statement and Note 15 of the condensed consolidated financial statements of Virtu Financial included herein will aggregate to approximately $184.7 million in the aggregate, ranging from approximately $7.9 million to $13.6 million per year over the next 15 years. Payments will generally occur only after the filing of the U.S. federal and state income tax returns and realized the cash tax savings from the favorable tax attributes. The first payment is due 120 days after the filing of the Company's tax return for the year ended December 31, 2015, which is due March 15, 2016, but the due date can be extended until September 15, 2016. Future payments under the TRAs in respect of subsequent exchanges would be in addition to these amounts. The Company recorded a corresponding reduction to paid-in capital for the difference between the TRA liability and the related deferred tax asset. At June 30, 2015, the Company's remaining deferred tax asset and the payment liability pursuant to the TRAs were approximately $158.9 million and $184.7 million, respectively. The amounts recorded as of June 30, 2015 approximates the current estimate of expected tax savings and are subject to change after the filing of the Company's U.S. federal and state income tax returns for the year ended December 31, 2015.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Tax Receivable Agreements (Continued)

          For the TRA discussed above, the cash savings realized by the Company are generally computed by comparing the actual income tax liability of the Company to the amount of such taxes the Company would have been required to pay had there been no increase to the tax basis of the assets of Virtu Financial as a result of the purchase or exchange of Virtu Financial units, had there been no tax benefit from the tax basis in the intangible assets of Virtu Financial on the date of the IPO and had there been no tax benefit as a result of the Net Operating Losses ("NOLs") and other tax attributes at Virtu Financial. Subsequent adjustments of the TRA obligations due to certain events (e.g., changes to the expected realization of NOLs or changes in tax rates) will be recognized within operating expenses in the condensed consolidated statement of comprehensive income.

5. Goodwill and Intangible Assets

          There were no changes in the carrying amount of goodwill for the six months ended June 30, 2015 and 2014.

          No goodwill impairment was recognized in the six months ended June 30, 2015 and 2014.

          Acquired intangible assets consisted of the following as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$110,000	$—	1.4 to 2.5
ETF issuer relationships	950	296	654	9
ETF buyer relationships	950	296	654	9

	$111,900	$110,592	$1,308

	As of December 31, 2014
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$110,000	$—	1.4 to 2.5
ETF issuer relationships	950	243	707	9
ETF buyer relationships	950	243	707	9

	$111,900	$110,486	$1,414

          Amortization expense relating to finite-lived intangible assets was approximately $0.1 million and $0.1 million for the six months ended June 30, 2015 and 2014, respectively. This is included in amortization of purchased intangibles and acquired capitalized software in the accompanying condensed consolidated statements of comprehensive income.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Receivables from/Payables to Broker-Dealers and Clearing Organizations

          The following is a summary of receivables from and payables to brokers-dealers and clearing organizations at June 30, 2015 and December 31, 2014:

	June 30,	December 31,
(in thousands)	2015	2014
Assets
Due from prime brokers	$265,075	$67,556
Deposits with clearing organizations	33,790	29,595
Net equity with futures commission merchants	168,897	155,060
Unsettled trades	49,764	55,929
Securities failed to deliver	173,637	79,512

Total receivables from broker-dealers and clearing organizations	$691,163	$387,652

Liabilities
Due to prime brokers	$25,436	$313,623
Net equity with futures commission merchants	52,614	60,973
Unsettled trades	474,013	311,322
Securities failed to receive	16,396	285

Total payables to broker-dealers and clearing organizations	$568,459	$686,203

          Included as a deduction from "Due from prime brokers" and "Net equity with futures commission merchants" is the outstanding principal balance on all of the Company's short-term credit facilities of approximately $206.4 million and $183.0 million as of June 30, 2015 and December 31, 2014, respectively. The loan proceeds from the credit facilities are available only to meet the initial margin requirements associated with the Company's ordinary course futures and other trading positions, which are held in the Company's trading accounts with an affiliate of the respective financial institutions. The credit facilities are fully collateralized by the Company's trading accounts and deposit accounts with these financial institutions. "Securities failed to deliver" and "Securities failed to receive" include amounts with a clearing organization and other broker-dealers.

7. Collateralized Transactions

          The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At June 30, 2015 and December 31, 2014, substantially all of the securities received as collateral have been

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Collateralized Transactions (Continued)

repledged. Amounts relating to collateralized transactions at June 30, 2015 and December 31, 2014 are summarized as follows:

	June 30,	December 31,
(In thousands)	2015	2014
Securities received as collateral:
Securities borrowed	$652,620	$470,553
Securities purchased under agreements to resell	31,038	31,472

	$683,658	$502,025

          In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

          Financial instruments owned and pledged, where the counterparty has the right to repledge, at June 30, 2015 and December 31, 2014 consisted of the following:

	June 30,	December 31,
(In thousands)	2015	2014
Equities	$376,583	$219,159
Exchange traded notes	22,723	17,216

	$399,306	$236,375

8. Borrowings

Broker-Dealer Credit Facilities

          The Company is a party to two secured credit facilities with the same financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities (the "Uncommitted Facility"), is provided on an uncommitted basis and is available for borrowings by the Company's broker-dealer subsidiaries up to a maximum amount of $100.0 million. In connection with this credit facility, the Company has entered into demand promissory notes dated February 20, 2013. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, bear interest at a rate set by the financial institution on a daily basis (1.13% at June 30, 2015 and 1.12% at December 31, 2014). The Uncommitted Facility has a 364-day term. The Company is party to another facility (the "Committed Facility") with the same financial institution dated July 22, 2013 and subsequently amended on March 26, 2014, July 21, 2014 and April 24, 2015, which is provided on a committed basis and is available for borrowings by one of the Company's broker-dealer subsidiaries up to a maximum of the lesser of $75.0 million or an amount determined based on agreed advance rates for pledged securities. The Committed Facility is subject to certain financial covenants, including a minimum tangible net worth, a maximum total assets to equity ratio, and a minimum excess net capital, each as defined. The Committed Facility bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum, and has a term of 364 days. As of June 30, 2015 and December 31, 2014, the Company did not have any outstanding principal

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

balance on the Uncommitted Facility or the Committed Facility. Interest expense for the six months ended June 30, 2015 and 2014 was approximately $0.4 million and $0.2 million, respectively. Interest expense is included within interest and dividends expense in the accompanying condensed consolidated statements of comprehensive income.

Short-Term Credit Facilities

          The Company maintains short term credit facilities with various prime brokers and other financial institutions from which it receives execution or clearing services. The proceeds of these facilities are used to meet margin requirements associated with the products traded by the Company in the ordinary course, and amounts borrowed are collateralized by the Company's trading accounts with the applicable financial institution. The aggregate amount available for borrowing under these facilities was $476.0 million and $440.0 million, the outstanding principal was $228.9 million and $183.0 million, and borrowings bore interest at a weighted average interest rate of 2.30% and 1.80% per annum, as June 30, 2015 and December 31, 2014, respectively. Interest expense in relation to the facilities for the six months ended June 30, 2015 and June 30, 2014 was approximately $2.7 million and $1.6 million, respectively. Interest expense is recorded within interest and dividends expense in the accompanying condensed consolidated statements of comprehensive income.

Senior Secured Credit Facility

          On July 8, 2011, Virtu Financial, its wholly owned subsidiary, VFH Parent LLC ("VFH"), and each of its unregulated domestic subsidiaries entered into the credit agreement (the "Credit Agreement") among the Borrower, Virtu Financial, Credit Suisse AG, as administrative agent, and the other parties thereto. The credit facility funded a portion of the MTH acquisition with a term loan in the amount of $320.0 million to VFH. The credit facility was issued at a discount of 2.0% or $313.6 million, net of $6.4 million discount. The credit facility was initially subject to quarterly principal payments beginning on December 31, 2011 with the unpaid principal payable on maturity on July 8, 2016. Under the terms of the loan, VFH is subject to certain financial covenants, including a total net leverage ratio and an interest coverage ratio, as defined in the Credit Agreement. VFH is also subject to contingent principal payments based on excess cash flow, as defined in the Credit Agreement, and certain other triggering events. Borrowings are collateralized by substantially all the assets of the Company, other than the equity interests in and assets of its registered broker-dealer, regulated and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of Virtu Financial's or its domestic subsidiaries' direct foreign subsidiaries.

          The Credit Agreement was amended on February 5, 2013, May 1, 2013 and November 8, 2013. The amendments resulted in a decreased interest rate, changes in certain operating covenants, and an increase in principal amount outstanding by $150.0 million on May 1, 2013 and $106.7 million on November 8, 2013, respectively. Additionally, the amendments reduced the annual amortization obligation from 15% of the original principal amount to approximately 1% of the outstanding principal amount as of November 8, 2013, which was $510.0 million. The terms of the amended credit facility are otherwise substantially similar terms to the original credit facility, except as set forth below.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

          Term loans outstanding under the Credit Agreement bear interest at a rate per annum at the Company's election equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the Credit Agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the Credit Agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.0%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.0%. Pursuant to the Amendment (as defined below), each incremental spread was reduced by 0.50% upon the consummation of the Company's IPO. The rate at June 30, 2015 was 5.25%.

          Aggregate future required minimum principal payments based on the terms of this loan at June 30, 2015 were as follows:

(in thousands)
2015	$2,550
2016	5,100
2017	5,100
2018 and thereafter	489,600

Total maturities of long-term debt	$502,350

          Net carrying amount of deferred financing fees capitalized in connection with the financing were approximately $4.5 million and $5.1 million, respectively, as of June 30, 2015 and December 31, 2014, which are included as a deduction to senior secured credit facility in the accompanying condensed consolidated statements of financial condition. The Company retrospectively adopted ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, wherein the accompanying condensed consolidated statements of financial condition have been adjusted to reflect the period specific effects of applying the new guidance. After retrospectively applying the new guidance, the Company reclassified approximately $5.1 million in deferred financing fees as of December 31, 2014 previously included within other assets to senior secured credit facility in the accompanying condensed consolidated statements of financial condition. Amortization expense related to the deferred financing fees was approximately $0.6 million and $0.5 million for the six months ended June 30, 2015 and 2014, respectively. Amortization expense is included within financing interest expense on senior secured credit facility in the accompanying condensed consolidated statements of comprehensive income.

          Accretion related to the net carrying amount of debt discount of $1.7 million and $1.9 million, respectively, as of June 30, 2015 and December 31, 2014, and for the six months ended June 30, 2015 and 2014 were approximately $0.2 million and $0.2 million, respectively. The accretion is included within financing interest expense on senior secured credit facility in the accompanying condensed consolidated statements of comprehensive income.

          On April 15, 2015, the Company, Virtu Financial, and each unregulated domestic subsidiary of Virtu Financial, entered into an amendment agreement (the "Amendment") to the Credit Agreement. The Amendment provided for a revolving credit facility with aggregate commitments by revolving lenders of $100.0 million, available upon the consummation of the IPO and the payment of relevant fees and expenses. The revolving credit facility is secured pari passu with the term loans outstanding under the Credit Agreement and is subject to the same financial covenants and

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

negative covenants. Borrowings under the revolving facility bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5% (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% and (d) 2.25%, plus, in each case, 2.0%, or (ii) the greater of (x) an adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus, in each case, 3.0%. We will also pay a commitment fee of 0.50% per annum on the average daily unused portion of the facility.

          Deferred financing fees capitalized in connection with the revolving credit facility were approximately $0.9 million, which is included as a deduction to senior secured credit facility in the accompanying condensed consolidated statement of financial condition. The net carrying amounts for the deferred financing fees capitalized in connection with the revolving credit facility were approximately $0.8 million and $0, respectively, as of June 30, 2015 and December 31, 2014, which are included as a deduction to senior secured credit facility in the accompanying condensed consolidated statements of financial condition. Amortization expenses related to the deferred financing fees in connection with the revolving credit facility were approximately $0.1 million, $0, $0.1 million and $0, for the six months ended June 30, 2015 and 2014, respectively.

9. Financial Assets and Liabilities

          At June 30, 2015 and December 31, 2014, substantially all of Company's financial assets and liabilities, except for the senior secured credit facility and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value. The Company determined that the carrying value of the Company's senior secured credit facility approximates fair value as of June 30, 2015 and December 31, 2014 based on the quoted over-the-counter market prices provided by the issuer of the senior secured credit facility, which was categorized as Level 2.

          The fair value of equities, U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1 with the exception of inactively traded equities which are categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At June 30, 2015 and December 31, 2014, the Company's derivative contracts and non-U.S. government obligations have been categorized as Level 2.

          Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the six months ended June 30, 2015 and 2014.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of June 30, 2015:

	June 30, 2015
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,562,612	$35,360	$—	$—	$1,597,972
U.S. and Non-U.S. government obligations	5,172	9,264	—	—	14,436
Exchange traded notes	45,064	—	—	—	45,064
Interest rate swaps	—	424	—	—	424
Currency forwards	—	361,506	—	(361,506)	—
Options	—	190	—	—	190

	$1,612,848	$406,744	$—	$(361,506)	$1,658,086

Financial instruments owned, pledged as collateral:
Equity securities	$376,583	$—	$—	$—	$376,583
Exchange traded notes	22,723	—	—	—	22,723

	$399,306	$—	$—	$—	$399,306

Other Assets
Exchange stock	$9,162	$—	$—	$—	$9,162

	$9,162	$—	$—	$—	$9,162

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$1,668,114	$1,499	$—	$—	$1,669,613
U.S. and Non-U.S. government obligations	34,033	—	—	—	34,033
Exchange traded notes	68,970	—	—	—	68,970
Interest rate swaps	—	434	—	—	434
Currency forwards	—	373,870	—	(361,506)	12,364
Options	—	214	—	—	214

	$1,771,117	$376,017	$—	$(361,506)	$1,785,628

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2014:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,216,532	$17,166	$—	$—	$1,233,698
U.S. and non-U.S. government obligations	—	8,222	—	—	8,222
Exchange traded notes	65,684	—	—	—	65,684
Currency forwards	—	1,629,637	—	(1,629,629)	8
Options	—	321	—	—	321

	$1,282,216	$1,655,346	$—	$(1,629,629)	$1,307,933

Financial instruments owned, pledged as collateral:
Equity securities	$219,159	$—	$—	$—	$219,159
Exchange traded notes	17,216	—	—	—	17,216

	$236,375	$—	$—	$—	$236,375

Other Assets
Exchange stock	$8,205	$—	$—	$—	$8,205

	$8,205	$—	$—	$—	$8,205

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$859,836	$47,896	$—	$—	$907,732
U.S. and non-U.S. government obligations	21,107	—	—	—	21,107
Exchange traded notes	92,513	—	—	—	92,513
Currency forwards	—	1,645,820	—	(1,629,629)	16,191
Options	—	79	—	—	79
Interest rate swaps	—	12	—	—	12

	$973,456	$1,693,807	$—	$(1,629,629)	$1,037,634

          The Company does not net securities borrowed and securities loaned, or securities purchased under agreements to resell and securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the condensed consolidated statements of financial condition. In the tables below, the amounts of financial instruments owned that are not offset in the condensed consolidated statements of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

          The following tables set forth the netting of certain financial assets and financial liabilities as of June 30, 2015 and December 31, 2014, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	June 30, 2015
				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Condensed Consolidated Statement of Financial Condition
(in thousands)	Gross Amounts of Recognized Assets			Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:
Securities borrowed	$667,970	—	$667,970	$(660,393)	$—	$7,577
Securities purchased under agreements to resell	31,050	—	31,050	(31,050)	—	—
Trading assets, at fair value:
Currency forwards	361,506	(361,506)	—	—	—	—
Options	190	—	190	(180)	—	10
Interest rate swaps	424	—	424	(424)	—	—

Total	$1,061,140	$(361,506)	$699,634	$(692,047)	$—	$7,587

				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Condensed Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Liabilities			Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:
Securities loaned	$876,782	—	$876,782	$(874,615)	$(757)	$1,410
Securities sold under agreements to repurchase	246	—	246	(246)	—	—
Trading liabilities, at fair value:
Currency forwards	373,870	(361,506)	12,364	—	(12,364)	—
Options	214	—	214	(214)	—	—
Interest rate swaps	434	—	434	(424)	(10)	—

Total	$1,251,546	$(361,506)	$890,040	$(875,499)	$(13,131)	$1,410

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

	December 31, 2014
				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Condensed Consolidated Statement of Financial Condition
(in thousands)	Gross Amounts of Recognized Assets			Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:
Securities borrowed	$484,934	$—	$484,934	$(477,559)	$—	$7,375
Securities purchased under agreements to resell	31,463	—	31,463	(31,463)	—	—
Trading assets, at fair value:
Currency forwards	1,629,637	(1,629,629)	8	—	—	8
Options	321		321	(76)	—	245

Total	$2,146,355	$(1,629,629)	$516,726	$(509,098)	$—	$7,628

				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Condensed Consolidated Statement of Financial Condition
(in thousands)	Gross Amounts of Recognized Liabilities			Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:
Securities loaned	$497,862	$—	$497,862	$(490,768)	$(2,812)	$4,282
Securities sold under agreements to repurchase	2,006	—	2,006	(2,006)	—	—
Trading liabilities, at fair value:
Currency forwards	1,645,820	(1,629,629)	16,191	—	(16,191)	—
Options	79	—	79	(79)	—	—
Interest rate swaps	12	—	12	—	(12)	—

Total	$2,145,779	$(1,629,629)	$516,150	$(492,853)	$(19,015)	$4,282

          Excluded from the fair value and offsetting tables above is net variation margin on long and short futures contracts in the amounts of $90.2 million and $46.4 million, which are included within receivables from broker-dealers and clearing organizations as of June 30, 2015 and December 31, 2014, respectively, and $89.8 million and $(3.6) million, which are included within payables to broker-dealers and clearing organizations as of June 30, 2015 and December 31, 2014, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments

          The fair value of the Company's derivative instruments on a gross basis consisted of the following at June 30, 2015 and December 31, 2014:

		June 30, 2015		December 31, 2014
(in thousands) Derivatives Assets	Balance Sheet Classification
		Fair Value	Notional	Fair Value	Notional
Equities futures	Receivables from broker-dealers and clearing organizations	$(10,046)	$1,441,389	$241	$561,029
Commodity futures	Receivables from broker-dealers and clearing organizations	86,901	6,668,358	42,489	28,823,081
Currency futures	Receivables from broker-dealers and clearing organizations	13,333	2,600,729	3,180	2,916,222
Treasury futures	Receivables from broker-dealers and clearing organizations	(15)	523,513	504	857,363
Options	Financial instruments owned	190	17,153	321	39,802
Currency forwards	Financial instruments owned	361,506	22,576,627	1,629,637	127,021,198
Interest rate swaps	Financial instruments owned	424	82,010	—	—

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments (Continued)

Derivatives Liabilities	Balance Sheet Classification	Fair Value	Notional	Fair Value	Notional
Equities futures	Payables to broker dealers and clearing organizations	$—	$—	$(268)	$122,948
Commodity futures	Payables to broker dealers and clearing organizations	90,322	22,614,981	(295)	15,727
Currency futures	Payables to broker dealers and clearing organizations	(519)	2,131,257	(3,077)	2,123,341
Treasury futures	Payables to broker dealers and clearing organizations	—	—	—	—
Custom equity based swap	Payables to broker dealers and clearing organizations	—	—	—	—
Options	Financial instruments sold, not yet purchased	214	17,909	79	12,913
Currency forwards	Financial instruments sold, not yet purchased	373,870	24,557,934	1,645,820	125,152,639
Interest rate swaps	Financial instruments sold, not yet purchased	434	82,010	12	164,020

          Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

          The following table summarizes the gain from derivative instruments not designated as hedging instruments under ASC 815, which are recorded in trading income, net in the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments (Continued)

accompanying condensed consolidated statements of comprehensive income for the six months ended June 30, 2015 and 2014:

	For the Six Months Ended June 30,
(in thousands)	2015	2014
Futures	$640,873	$82,058
Currency forwards	(20,697)	53,833
Options	(373)	805
Interest rate swaps	2	—

	$619,805	$136,696

11. Income Taxes

          Income tax expense for the six months ended June 30, 2015 and 2014 differs from the U.S. federal statutory rate primarily due to the taxation treatment of income attributable to noncontrolling interests in Virtu Financial. These noncontrolling interests are subject to U.S. taxation as partnerships. Accordingly, the income attributable to these noncontrolling interests is reported in the condensed consolidated statements of comprehensive income, but the related U.S. income tax expense attributable to these noncontrolling interests is not reported by the Company as it is the obligation of the individual partners. Income tax expense is also affected by the differing effective tax rates in foreign, state and local jurisdictions where certain of the Company's subsidiaries are subject to corporate taxation.

          Deferred income taxes arise primarily due to the amortization of the deferred tax assets recognized in connection with the IPO (Note 13), differences in the valuation of financial assets and liabilities, and for other temporary differences arising from the deductibility of compensation and depreciation expenses in different time periods for book and income tax return purposes.

          There are no expiration dates on the deferred tax assets. The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary because it is more likely than not the deferred tax asset will be fully realized. There are no unrecognized tax benefits as of June 30, 2015 and December 31, 2014.

12. Commitments, Contingencies and Guarantees

Litigation

          The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments, Contingencies and Guarantees (Continued)

regulations which may from time to time result in the imposition of penalties or fines. In addition, the Autorité des marchés financiers ("AMF") has brought an enforcement action in connection with the trading activities of a subsidiary of MTH in certain French listed equity securities on or around 2009. The Company has also been the subject of requests for information and documents from the SEC and the State of New York Office of the Attorney General ("NYAG"). Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

Indemnification Arrangements

          Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. Capital Structure

Capital Structure prior to the Company's Reorganization Completed on April 15, 2015 and IPO Completed on April 16, 2015:

          Virtu Financial had three classes of members interests: Class A-1 members interests; Class A-2 members interests; and Class B members interests. Class A-2 members interests included both Class A-2 capital interests and Class A-2 profits interests.

Class A-1 Interests

          On July 8, 2011, 25,000,000 Class A-1 redeemable interests were issued to an affiliate of Silver Lake ("the Silver Lake Member") and 1,964,826 Class A-1 interests were issued to an affiliate of Vincent Viola, which Class A-1 interests had an aggregate capital balance of approximately $270 million. On December 31, 2014, through a series of transactions, 5,376,603 and 12,242,173 of the Class A-1 redeemable interests previously held by the Silver Lake Member were transferred to Wilbur Investments LLC (the "Temasek Member"), an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited, ("Temasek"), and an affiliate of Silver Lake and Temasek, 57.9% of which is indirectly owned by affiliates of Silver Lake Partners and 42.1% of which is indirectly owned by an affiliate of Temasek (the "SLT Member" and together with the Silver Lake Member and the Temasek Member, the "Investor Members"), respectively, with the Silver Lake Member retaining 7,381,224 Class A-1 redeemable interests. Class A-1 interests that the holder thereof has the right to call for redemption were held by three members: (i) the Silver Lake Member, (ii) the Temasek Member and (iii) the SLT Member. The Silver Lake Member had the right to appoint one member on Virtu Financial's board of directors and the Temasek Member had the right to either appoint one member

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

on Virtu Financial's board of directors (subject to obtaining certain regulatory approvals) or elect that the other members of the board of directors designate one member of Virtu Financial's board of directors in consultation with the Temasek Member. The Silver Lake Member and the Temasek Member also possessed approval rights with respect to certain board actions and corporate events. Additionally, as part of the transaction consideration, a contingent payment agreement was entered into among Temasek, Silver Lake Partners, the Employee Holdco and the Company whereby additional payments will be made from Temasek to Silver Lake Partners and the selling members of management in the aggregate maximum amount of $3.9 million if the value of the interests acquired exceeds 1.7 times the transaction price prior to December 31, 2018, or December 31, 2019, the date depending on whether certain liquidity events occur.

          There were no additional Class A-1 interests granted, forfeited, distributed or redeemed during the six months ended June 30, 2015 and 2014.

Class A-2 Interests

          Class A-2 interests included both Class A-2 capital interests and Class A-2 profits interests. No Class A-2 capital interests were issued and outstanding as of June 30, 2015, and approximately 93,786,659 were issued and outstanding as of December 31, 2014. On December 31, 2014, through a series of transactions, 1,614,322 of the Class A-2 capital interests previously held by certain members of the Company's management were transferred to the Temasek Member, and 214,433 new Class A-2 capital interests were issued to the Temasek Member, with the proceeds of such issuance being used to redeem the same number of Class A-2 profits interests held by Employee Holdco LLC ("Employee Holdco"). Class A-2 profits interests were issued to Employee Holdco, a holding company which held the interests on behalf of certain key employees or stakeholders. Employee Holdco issued Class A-2 profits interests of Employee Holdco to such employees and stakeholders which corresponded to the underlying Class A-2 profits interests held by Employee Holdco. There were no Class A-2 profits interests issued and outstanding as of June 30, 2015 and 6,069,007 Class A-2 profits interests issued and outstanding as of December 31, 2014. There were 6,418 and 0 Class A-2 profits interests issued during the six months ended June 30, 2015 and 2014, respectively. There were 13,495 and 6,795 Class A-2 profits interests redeemed during the six months ended June 30, 2015 and 2014, respectively. Holders of Class A-2 profits interests shared in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding, and also shared on a pro rata basis in the proceeds of a liquidity event, subject to a valuation hurdle determined by Virtu Financial at the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests shared in the proceeds of a liquidity event above such valuation hurdle, and received a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold had been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Company at the time of the grant.

Class B Interests

          Virtu Financial previously approved the Virtu Financial LLC Management Incentive Plan (the "MIP"). Participants of the MIP were entitled to receive either Class B interests of Virtu Financial or Class B interests of Employee Holdco, which holds directly the corresponding Class B interests in Virtu Financial. Upon a liquidity event, Class B interests under the MIP were entitled to share proportionately in distributions in excess of the applicable profits interest valuation hurdle, which

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

was determined by Virtu Financial based on a valuation at the time of the grant performed by a third party valuation firm. Class B interests were non-voting interests which vested over a four year period and upon a sale, IPO or certain other capital transactions of Virtu Financial. Class B interests were subject to forfeiture and repurchase provisions upon certain termination events. There were no Class B interests outstanding as of June 30, 2015 and Class B interests representing a right to share in 12.915% of capital proceeds (on a fully diluted basis) were issued and outstanding as of December 31, 2014. No Class B interests were issued during the six months ended June 30, 2015 and 2014.

Distribution and Liquidation Rights

          Holders of Class A-1 and Class A-2 interests shared in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding. Holders of Class B interests were not entitled to share in such distributions.

          As of December 31, 2014, unless and until converted to Class A-2 members' interests, upon occurrence of a capital transaction, Class A-1 interests were entitled to distributions of capital proceeds until Class A-1 members' unrecovered capital balance (as defined) was reduced to zero. After distributions to Class A-1 members, capital proceeds would have been provided to Class A-2 capital members until Class A-2 capital members' unrecovered capital balance (as defined) were reduced to zero. After distributions to Class A-1 and Class A-2 members, distributions of capital proceeds would have been provided to members in respect to their respective capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests. Holders of vested Class B interests would have shared in distributions of capital proceeds above the applicable valuation hurdle proportionately based on their capital proceeds percentages.

          In the event of any voluntary or involuntary liquidation, dissolution, winding up, merger or company sale, distributions would have been made, first, to Class A-1 members' unrecovered capital balance (as defined) until they have been reduced to zero. Second, to Class A-2 capital members, in proportion to their unrecovered capital balance (as defined) until reduced to zero and then to members in respect to their capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests.

Conversion Rights

          As of December 31, 2014, the Class A-1 interests were convertible into Class A-2 interests at any time at the option of the Class A-1 member on a one-for-one basis. The Class A-1 interests automatically converted upon a qualified IPO or qualified sale. Qualified IPO was defined as an initial public offering on the New York Stock Exchange or NASDAQ National Market in which the gross proceeds raised equal or exceed $100.0 million and the valuation of the Company implies a return to the Silver Lake Member equal to at least (after taking into account previous distributions) 1.75 times the invested amount. Qualified sale was defined as a sale of all or a majority of the assets of the Company or all or a majority of the limited liability company interests of the Company to a third party that is not an affiliate or other permitted transferee of any member as long as the sale (i) is for consideration consisting entirely of cash and/or marketable securities and would satisfy certain minimum return requirements applicable to Silver Lake Partners and Temasek or (ii) was approved by the Silver Lake Member or, in certain circumstances, the Temasek Member.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

Redemption Rights

          Unless and until conversion occurred, the Investor Members were entitled to a number of rights and benefits, including the right to call for redemption of their Class A-1 interests. Any time on or after November 24, 2016, the Silver Lake Member could have exercised such redemption right in order to cause the Company to purchase all of the Class A-1 interests owned directly or indirectly by affiliates of Silver Lake Partners. Any time on or after May 16, 2020, the Temasek Member could have exercised such redemption right in order to cause the Company to purchase all of the Class A-1 interests owned directly or indirectly by affiliates of Temasek.

          As of December 31, 2014, the redemption price for each unit of Class A-1 interests owned by the Investor Members was the greater of (i) a minimum purchase price and (ii) the fair market value of the Class A-1 interests on the date of redemption. The minimum purchase price with respect to the Class A-1 interests owned directly or indirectly by affiliates of Silver Lake Partners was equal to the purchase price paid by affiliates of Silver Lake Partners for such Class A-1 interests and the minimum purchase price with respect to the Class A-1 interests owned directly or indirectly by affiliates (as defined in the Second Amended and Restated Limited Liability Company Agreement of Virtu Financial) of Temasek was equal to the purchase price paid by affiliates (as defined in the Second Amended and Restated Limited Liability Company Agreement of Virtu Financial) of Temasek for such Class A-1 interests (in each case, less distributions received in respect of such Class A-1 interests). The Company could have redeemed the Class A-1 interests using redemption notes provided that all available cash flow and all capital proceeds were used to pay down the redemption note.

          In lieu of redemption, the Silver Lake Member or the Temasek Member could require the Company to purchase all of the equity securities of the affiliated entity or entities that directly or indirectly owned their Class A-1 interests on behalf of affiliates of Silver Lake Partners or Temasek, respectively, provided that any such entity had not conducted any business or operations since inception other than the direct or indirect ownership of the interests of the Company.

          The redeemable equity instrument is classified outside of permanent equity on the condensed consolidated statements of financial condition.

East Management Incentive Plan

          On July 8, 2011, 2,625,000 Class A-2 capital interests were contributed by Class A-2 members to Virtu East MIP LLC ("East MIP"). East MIP issued Class A interests to the members who contributed the Class A-2 capital interests, and Class B interests ("East MIP Class B interests") to certain key employees. East MIP Class B interests were non-voting interests which vested over the four year period ending July 8, 2015, but in any event no earlier than upon the occurrence of a sale, IPO or certain other capital transactions of Virtu Financial. Vested East MIP Class B interests were entitled to participate in distributions of the proceeds received in respect of the Class A-2 capital interests held by East MIP upon a sale or certain other capital transactions of Virtu Financial. East MIP Class B interests were subject to forfeiture and repurchase provisions upon certain termination events.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

Capital structure after the Company's Reorganization Completed on April 15, 2015 and IPO Completed on April 16, 2015:

Initial Public Offering

          On April 21, 2015, the Company completed its IPO of 19,012,112 shares of its Class A common stock, par value $0.00001 per share, including 2,479,840 shares of Class A common stock sold in connection with the full exercise of the option to purchase additional shares granted to the underwriters, at a price to the public of $19.00 per share. The shares began trading on NASDAQ on April 16, 2015 under the ticker symbol "VIRT." As a result of the completion of the Reorganization Transactions and the IPO, VFI holds approximately 24.8% interest in Virtu Financial.

Reorganization Transactions

          In connection with the IPO, a series of reorganization transactions was completed on April 15, 2015 (the "Reorganization Transactions") among the Company, subsidiaries of Virtu Financial and equityholders of Virtu Financial which include the following persons (the "Virtu Pre-IPO Members"):

  •
  three affiliates of the founding member, (collectively the "Founder Pre-IPO Members");

  •
  the Silver Lake Member;

  •
  the Temasek Member;

  •
  the SLT Member;

  •
  two entities, one of which was and the other of which is managed by the founding member, whose equityholders include certain members of the management of Virtu Financial, (the "Management Vehicles"); and

  •
  certain current and former members of the management of the Company. and Madison Tyler Holdings and their affiliates, (the "Management Members").

  The Reorganization Transactions are further described in the Company's Registration Statement filed on Form S-1 (File No. 333-194473) (as amended the "Registration Statement").

          In the Reorganization Transactions:

  •
  the Company. became the sole managing member of Virtu Financial;

  •
  in a series of transactions, one of the Management Vehicles liquidated, with its equity interests in Virtu Financial either being distributed to its members, including certain members of management, or contributed to the other Management Vehicle ("Virtu Employee Holdco") and certain employees of Virtu Financial based outside the United States were distributed equity interests in Virtu Financial held by Virtu Employee Holdco on behalf of such employees and such equity interests were contributed to a trust (the "Employee Trust"), whose trustee is one of Virtu Financial's subsidiaries;

  •
  two of the Founder Pre-IPO Members liquidated and distributed their equity interests in Virtu Financial to their equityholders, one of whom is TJMT Holdings LLC, the third Founder Pre-IPO Member;

  •
  the SLT Member distributed its equity interests in Virtu Financial to its equityholders, which consist of investment funds and other entities affiliated with Silver Lake Partners and Temasek;

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

  •
  following a series of transactions, the Company acquired equity interests in Virtu Financial as a result of certain mergers involving wholly owned subsidiaries of Virtu Financial, an affiliate of Silver Lake Partners and Temasek, and the Temasek Member (the "Mergers"), and in exchange the Company issued to an affiliate of Silver Lake Partners (the "Silver Lake Post-IPO Stockholder") and an affiliate of Temasek (the "Temasek Post-IPO Stockholder", collectively with the Silver Lake Post-IPO Stockholder, the "Investor Post-IPO Stockholders") shares of Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock issued to the Investor Post-IPO Stockholders was based on the value of the Virtu Financial equity interests that we acquired, which was determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of the Company's Class A common stock in the IPO;

  •
  all of the existing equity interests in Virtu Financial were reclassified into non-voting common interest units ("Virtu Financial Units"). The number of Virtu Financial Units issued to each member of Virtu Financial was determined based on a hypothetical liquidation of Virtu Financial and the IPO price of $19 per share of the Company's Class A common stock in our initial public offering. The Virtu Financial Units received by Virtu Employee Holdco, the Employee Trust and the Management Members have the same vesting restrictions as the equity interests which were reclassified. Vested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units are not entitled to receive such distributions (other than tax distributions).

  If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and the Company will cancel the related shares of Class C common stock (described below) for no consideration);

  •
  the Company amended and restated its certificate of incorporation and issued four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock ("common stock"). The Class A common stock and Class C common stock each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. Shares of the Company's common stock will generally vote together as a single class on all matters submitted to a vote of stockholders. The remaining members of Virtu Financial after giving effect to the Reorganization Transactions, other than the Company, (collectively as the "Virtu Post-IPO Members"), subscribed for and purchased shares of the Company's common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member;

  •
  TJMT Holdings LLC ("Founder Post-IPO Member"), purchased 79,610,490 shares of the Company's Class D common stock; and

  •
  affiliates of Silver Lake Partners (the "Silver Lake Post-IPO Members"), Virtu Employee Holdco, the Employee Trust, the Management Members and the other Virtu Post-IPO Members purchased 36,746,041 shares of the Company's Class C common stock; and the

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

    Founder Post-IPO Member was granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of the Company's Class D common stock, for shares of the Company's Class B common stock, and the other Virtu Post-IPO Members was granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of the Company's Class C common stock, for shares of the Company's Class A common stock. Each share of VFI's Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

Distributions in Connection with the IPO

          On June 12, 2015, Virtu Financial made a cash distribution of $5.0 million to certain of the holders of its outstanding equity interests prior to the consummation of the Reorganization Transactions (such holders, the "Virtu Financial Pre-IPO Members") (funded from cash on hand). Additionally, Virtu Financial intends to make further cash distributions of up to $45.0 million to the Virtu Financial Pre-IPO Members. The Company expects that these further distributions will be funded from cash on hand and excess cash held as clearing deposits with broker-dealers and clearing organizations.

Use of Proceeds

          Upon consummation of the IPO, the total gross proceeds of the offering were approximately $361.2 million. Of the proceeds, approximately $25.2 million was used to pay underwriting discounts and commissions, approximately $277.2 million was used to purchase 3,470,724 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,214,224 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including 4,862,609 Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Post-IPO Members and 7,351,615 Virtu Financial Units and corresponding shares of Class C common stock from certain employees. The remaining $58.8 million of net proceeds was contributed by the Company to Virtu Financial, the operating company, which will be used for working capital and general corporate purposes. Other offering costs incurred were approximately $8.6 million and were paid by Virtu Financial.

2015 Management Incentive Plan

          VFI's Board of Directors and stockholders adopted the Virtu Financial 2015 Management Incentive Plan (the "2015 Management Incentive Plan"), which became effective upon consummation of the IPO. The 2015 Management Incentive Plan provides for the grant of stock options, restricted stock units, and other awards based on an aggregate of 12,000,000 shares of Class A common stock, subject to additional sublimits, including limits on the total option grant to any one participant in a single year and the total performance award to any one participant in a single year.

          In connection with the IPO, non-qualified stock options to purchase 9,228,000 shares were granted at the IPO per share price, each of which vests in equal annual installments over a period of four years from grant date and expires not later than 10 years from the date of grant. In connection with and subsequent to the IPO, 25,647 restricted stock units were granted, each of which vest on the one year anniversary of date of grant and are settled in shares of Class A common stock. For the purpose of calculating equity-based compensation expense, the fair value

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Capital Structure (Continued)

of the stock option grants was determined through the application of the Black-Scholes-Merton model and will be recognized on a straight line basis over the vesting period. Similarly, the fair value of the restricted stock units was determined based on the IPO per share price and will be recognized on a straight line basis over the vesting period.

14. Share-based Compensation

          During the six months ended June 30, 2015 and 2014, the Company recorded expense relating to Class A-2 profits interests granted in prior periods to certain employees, which vest immediately or over a period of up to four years, in each case subject to repurchase provisions upon certain termination events, as described above (Note 13). These awards are accounted for as equity awards and are measured at the date of grant. The Company accrued compensation expense of $8.7 million and $7.2 million for the six months ended June 30, 2015 and 2014, respectively, related to the Class A-2 profits interests and other equity interests expected to be granted as part of year-end compensation. As of June 30, 2015, total unrecognized share-based compensation expense related to unvested Class A-2 profits interests, which, as described above (Note 13), were reclassified into non-voting common interest units subject to the same vesting schedule as their corresponding Class A-2 profits interests in connection with the Reorganization Transactions, was $2.9 million, and this amount is expected to be recognized over a weighted average period of 2.1 years.

          Activity in the Class A-2 profits interests, which, as indicated, have been reclassified into non-voting common units pursuant to the Reorganization Transactions, is as follows:

	Number of Interests	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding December 31, 2013	4,434,452	$6.82	3.40
Interests granted	—	$—	—
Interests repurchased	(6,796)	$6.46	—

Outstanding June 30, 2014	4,427,656	$6.82	2.90

Outstanding December 31, 2014	6,069,007	$7.05	2.54
Interests granted	6,418	$7.52	3.00
Interests repurchased	(13,495)	$7.17	—

Outstanding June 30, 2015	6,061,930	$7.05	2.07

          As indicated in Note 13, East MIP Class B interests are subject to time based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an IPO. Upon the consummation of the IPO, certain East MIP Class B interests became vested, resulting in a compensation expense of $11.8 million, which reflects the fair value of the outstanding time-vested East MIP Class B interests measured at the date of grant. Additional compensation expense in respect of East MIP Class B interests still subject to time vesting of $0.6 million was recognized ratably over the remainder of the period ended June 30, 2015, resulting in a total expense for the period of $12.4 million relating to the East MIP Class B interests which was included within charges related to share based compensation at IPO in the condensed consolidated statements of comprehensive income. As of December 31, 2014, a capital transaction

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation (Continued)

was not probable, and therefore none of the East MIP Class B interests were vested and no compensation expense was recognized relating to these awards.

          During the six months ended June 30, 2015 and 2014, no employees have been granted Class B interests. As discussed in Note 13, Class B interests vest only upon the occurrence of both time-based vesting over a four year period and the consummation of a qualifying capital transaction by the Company. Upon the consummation of the IPO, certain Class B interests became vested, resulting in a compensation expense of $31.4 million, which reflects the fair value of the outstanding time-vested Class B Interests measured at the date of grant. Additional compensation expense in respect of Class B interests still subject to time vesting of $1.9 million was recognized ratably over the remainder of the period ended June 30, 2015, resulting in a total expense for the period of $33.3 million relating to the Class B interests which was included within charges related to share based compensation at IPO in the condensed consolidated statements of comprehensive income. As of December 31, a capital transaction was not probable, and therefore none of the Class B interests were vested and no compensation expense was recognized relating to previously awarded Class B interests.

          Additionally, in connection with the compensation charges related to Class B and East MIP interests mentioned above, the Company capitalized and amortized $9.5 million and $8.0 million, respectively, of the costs attributable to employees incurred in development of software for internal use, which were included within charges related to share based compensation at IPO in the condensed consolidated statements of comprehensive income.

          During the three months ended June 30, 2015, pursuant to the 2015 Management Incentive Plan, the Company granted non-qualified stock options to purchase 9,228,000 shares at the IPO per share price, each of which vests in equal annual installments over a period of four years from grant date and expires not later than 10 years from the date of grant, and 25,647 restricted stock units, which vest on the one year anniversary and are settled in shares of Class A common stock. For the purpose of calculating equity-based compensation expense, the fair value of the stock option grants was determined through the application of the Black-Scholes-Merton model with the following assumptions:

Six Months Ended June 30, 2015
Expected life (in years)	6.25
Weighted average risk free interest rate	1.90%
Expected volatility	30%
Dividend yield	5.05%
Weighted average fair value at grant date	$2.95

          The Company recognized $1.4 million of compensation expense ratably over the period in relation to the stock options issued during the period, and $0.02 million of compensation expense ratably over the period in relation to the restricted stock units issued during the period. During the six months ended June 30, 2015, 14,000 stock options have been forfeited.

15. Regulatory Requirement

          As of June 30, 2015, two subsidiaries of the Company are subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $1.0 million for each

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Regulatory Requirement (Continued)

of the two broker-dealer subsidiaries. At June 30, 2015, the subsidiaries had net capital of approximately $39.4 million and $8.2 million, which was approximately $38.4 million and $7.2 million in excess of its required net capital of $1.0 million and $1.0 million, respectively. At December 31, 2014, the subsidiaries had net capital of approximately $59.8 million and $8.1 million, which was approximately $58.8 million and $7.1 million in excess of its required net capital of $1.0 million and $1.0 million, respectively.

          Pursuant to NYSE and NYSE MKT (formerly NYSE Amex) rules, the Company was required to maintain $3.4 million and $3.7 million of capital in connection with the operation of the Company's Designated Market Maker ("DMM") business as of June 30, 2015 and December 31, 2014, respectively. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

16. Geographic Information

          The Company operates its business in the U.S. and internationally, primarily in Europe and Asia. Significant transactions and balances between geographic regions occur primarily as a result of certain of our subsidiaries incurring operating expenses such as employee compensation, communications and data processing and other overhead costs, for the purpose of providing execution, clearing and other support services to affiliates. Charges for transactions between regions are designed to approximate full costs. Intra-region income and expenses and related balances have been eliminated in the geographic information presented below to accurately reflect the external business conducted in each geographical region. The revenues are attributed to countries based on the locations of the subsidiaries. The following table presents total revenues by geographic area for the six months ended June 30, 2015 and 2014:

	For the Six Months Ended June 30,
(in thousands)	2015	2014
Revenues:
United States	$268,403	$224,491
Australia	23	—
Ireland	92,117	77,234
Singapore	42,964	34,546

Total revenues	$403,507	$336,271

17. Related Party Transactions

          As of June 30, 2015, and December 31, 2014, the Company had a payable of $0.4 million and $0.4 million to its affiliates, respectively.

          In the ordinary course of business, the Company purchases and leases computer equipment and maintenance and support from affiliates of Dell Inc. ("Dell"). Silver Lake and its affiliates have a significant ownership interest in Dell. During the six months ended June 30, 2015 and 2014, the Company paid $1.5 million and $0.4 million, respectively, to Dell for these purchases and leases. Similarly, in the ordinary course of business, the Company purchases market data and related services from Interactive Data Pricing and Reference Data, Inc. ("Interactive Data"). Silver Lake and

Virtu Financial, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Related Party Transactions (Continued)

its affiliates have a significant ownership interest in Interactive Data. During the six months ended June 30, 2015 and 2014, the Company paid $0.2 million and $0.2 million, respectively, to Interactive Data for these purchases. Finally, in the ordinary course of business, the Company purchases telecommunications services from Singapore Telecommunications Limited ("Singtel"). Singtel is a subsidiary of Temasek. During the six months ended June 30, 2015 and 2014, we paid $0.1 million and $0.1 million, respectively, to Singtel for these purchases.

18. Subsequent Events

          The Company has evaluated subsequent events for adjustment to or disclosure in its condensed consolidated financial statements through the date of the report, and has not indentified any recordable or disclosable events, not otherwise reported in these condensed consolidated financial statements or the notes thereto, except for the following:

          Virtu Financial made profit distributions to its members, including the Company, in the amount of $10.0 million, on August 4, 2015.

          The Company's Board of Directors declared a dividend of $0.24 per share of Class A common stock and Class B common stock that is payable on September 15, 2015 to holders of record as of September 1, 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Virtu Financial LLC and Subsidiaries:
New York, New York

          We have audited the accompanying consolidated statements of financial condition of Virtu Financial LLC and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in members' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Virtu Financial LLC and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
February 19, 2015

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Financial Condition
as of December 31, 2014 and 2013

	As of December 31,
(in thousands except interest data)	2014	2013
Assets
Cash and cash equivalents	$75,864	$66,010
Securities borrowed	484,934	708,103
Securities purchased under agreements to resell	31,463	162,608
Receivables from broker-dealers and clearing organizations	387,652	427,741
Trading assets, at fair value:
Financial instruments owned	1,307,933	1,388,234
Financial instruments owned and pledged	236,375	415,179
Property, equipment and capitalized software (net of accumulated depreciation)	44,644	37,585
Goodwill	715,379	715,379
Intangibles (net of accumulated amortization)	1,414	1,626
Other assets ($8,205 and $7,318, at fair value, as of December 31, 2014 and 2013, respectively)	38,903	41,105

Total assets	$3,324,561	$3,963,570

Liabilities, redeemable interest and members' equity
Liabilities
Short-term borrowings	$—	$72,800
Securities loaned	497,862	1,029,312
Securities sold under agreements to repurchase	2,006	10,883
Payables to broker-dealers and clearing organizations	686,203	530,229
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased	1,037,634	1,278,412
Accounts payable and accrued expenses and other liabilities	93,331	80,921
Senior secured credit facility	500,827	507,725

Total liabilities	$2,817,863	$3,510,282
Class A-1 redeemable interest	294,433	250,000
Members' equity
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at December 31, 2014 and 2013, respectively	19,648	19,648
Class A-2 — Authorized and Issued — 101,381,332 and 100,627,010 interests, Outstanding — 99,855,666 and 99,459,345 interests at December 31, 2014 and 2013, respectively	287,705	256,340
Accumulated deficit	(91,383)	(74,027)
Accumulated other comprehensive income (loss)	(3,705)	1,327

Total members' equity	$212,265	$203,288
Total liabilities, redeemable interest and members' equity	$3,324,561	$3,963,570

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Comprehensive Income
for the Years Ended December 31, 2014, 2013 and 2012

	For the Years Ended December 31,
(In thousands)	2014	2013	2012
Revenues:
Trading income, net	$685,150	$623,733	$581,476
Interest and dividends income	27,923	31,090	34,152
Technology services	9,980	9,682	—

Total revenue	723,053	664,505	615,628
Operating Expenses:
Brokerage, exchange and clearance fees, net	230,965	195,146	200,587
Communication and data processing	68,847	64,689	55,384
Employee compensation and payroll taxes	84,531	78,353	63,836
Interest and dividends expense	47,083	45,196	48,735
Operations and administrative	21,923	27,215	27,826
Depreciation and amortization	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	1,011	71,654
Acquisition cost	—	—	69
Acquisition related retention bonus	2,639	6,705	6,151
Impairment of intangible assets	—	—	1,489
Lease abandonment	—	—	6,134
Debt issue cost related to debt refinancing	—	10,022	—
Initial public offering fees and expenses	8,961	—	—
Transaction advisory fees and expenses	3,000	—	—
Financing interest expense on senior secured credit facility	30,894	24,646	26,460

Total operating expenses	529,495	476,905	526,300

Income before income taxes	193,558	187,600	89,328
Provision for income taxes	3,501	5,397	1,768

Net income	$190,057	$182,203	$87,560

Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	(5,032)	1,382	548

Comprehensive Income	$185,025	$183,585	$88,108

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity
for the Years Ended December 31, 2014, 2013 and 2012

	Class A-1		Class A-2			Accumulated Other Comprehensive Income (Loss)	Total Members' Equity	Class A-1 Redeemable Interest
(in thousands, except per interest data)					Accumulated Deficit
	Interests	Amounts	Interests	Amounts
Balance at December 31, 2011	1,964,826	$19,648	95,671,694	$480,615	$(21,499)	$(603)	$478,161	$250,000

Share based compensation	—	—	1,705,704	8,726	—	—	8,726	—
Repurchase of Class A-2 interests	—	—	(53,548)	(352)	—	—	(352)	—
Distribution to members	—	—	—	—	(134,408)	—	(134,408)	—
Foreign exchange translation adjustment	—	—	—	—	—	548	548	—
Net income	—	—	—	—	87,560	—	87,560	—

Balance at December 31, 2012	1,964,826	$19,648	97,323,850	$488,989	$(68,347)	$(55)	$440,235	$250,000

Share based compensation	—	—	2,223,814	13,441	—	—	13,441	—
Repurchase of Class A-2 interests	—	—	(88,319)	(573)	—	—	(573)	—
Distribution to members	—	—	—	(245,517)	(187,883)	—	(433,400)	—
Foreign exchange translation adjustment	—	—	—	—	—	1,382	1,382	—
Net income	—	—	—	—	182,203	—	182,203	—

Balance at December 31, 2013	1,964,826	$19,648	99,459,345	$256,340	$(74,027)	$1,327	$203,288	$250,000

Share-based compensation	—	—	1,992,556	15,953	—	—	15,953	—
Repurchase of Class A-2 interests	—	—	(1,596,235)	(2,295)	(4,621)	—	(6,916)	—
Temasek transaction described in Note 13	—	—	—	$17,707	$(62,140)	—	$(44,433)	$44,433
Distribution to members	—	—	—	—	(140,652)	—	(140,652)	—
Foreign exchange translation adjustment	—	—	—	—	—	(5,032)	(5,032)	—
Net income	—	—	—	—	190,057	—	190,057	—

Balance at December 31, 2014	1,964,826	$19,648	99,855,666	$287,705	$(91,383)	$(3,705)	$212,265	$294,433

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Cash Flows for the
Years Ended December 31, 2014, 2013 and 2012

	For the Years Ended December 31,
(In thousands)	2014	2013	2012
Cash flows from operating activities
Net Income	$190,057	$182,203	$87,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,441	23,922	17,975
Amortization of purchased intangibles and acquired capitalized software	211	1,011	71,654
Impairment of intangible assets	—	—	1,489
Debt issue cost related to debt refinancing	—	10,022	—
Amortization of debt discount and deferred financing fees	1,334	3,861	4,278
Lease abandonment	—	—	3,255
Share based compensation	14,234	13,441	8,398
Equipment writeoff	378	1,968	109
Other	(2,204)	240	(427)
Changes in operating assets and liabilities:
Securities borrowed	223,169	(278,784)	137,790
Securities purchased under agreements to resell	131,145	(92,526)	(66,497)
Receivables from broker-dealers and clearing organizations	40,089	(61,598)	199,935
Trading assets, at fair value	259,105	(290,848)	(119,721)
Other Assets ($8,205 and $7,138, at the fair value, as of December 31, 2014 and 2013, respectively)	2,751	(665)	(1,957)
Securities loaned	(531,450)	291,984	2,767
Securities sold under agreements to repurchase	(8,877)	(4,051)	14,934
Payables to broker-dealers and clearing organizations	155,974	277,721	(214,455)
Accounts payable and accrued expenses and other liabilities	7,120	508	3,479
Trading liabilities, at fair value	(240,778)	180,952	9,880

Net cash provided by operating activities	272,699	259,361	160,446
Cash flows from investing activities
Development of capitalized software	(8,039)	(10,085)	(11,224)
Acquisition of property and equipment	(28,120)	(21,931)	(15,832)
Acquisition of Nyenburgh Holding B.V.	—	—	(1,300)

Net cash used in investing activities	(36,159)	(32,016)	(28,356)
Cash flows from financing activities
Member distributions	(140,652)	(433,400)	(134,408)
Proceeds from Issuance of Class A-2 interests in connection with the Temasek transaction described in Note 13	3,048	—	—
Repurchase of Class A-2 interests in connection with the Temasek transaction described in Note 13	(3,048)	—	—
Repurchase of Class A-2 interests	(916)	(573)	(352)
Proceeds from short term borrowings	—	—	54,000
Repayment of short term borrowings	(72,800)	(7,200)	—
Proceeds from senior secured credit facility	—	253,792	—
Repayment of senior secured credit facility	(7,286)	(6,717)	(48,000)
Debt issuance costs	—	(8,597)	—

Net cash used in financing activities	(221,654)	(202,695)	(128,760)
Effect of exchange rate changes on cash and cash equivalents	(5,032)	1,382	548

Net increase in cash and cash equivalents	9,854	26,032	3,878
Cash and cash equivalents, beginning of period	66,010	39,978	36,100

Cash and cash equivalents, end of period	$75,864	$66,010	$39,978

Supplementary disclosure of cash flow information
Cash paid for interest	$61,293	$44,848	$52,106
Cash paid for taxes	3,764	4,559	11,214
Non-cash investing activities
Compensation to developers subject to capitalization of software (of which $1,719, $1,633 and $1,828 were capitalized for the years ended 2014, 2013, and 2012, respectively)	5,112	4,459	3,147
Non-cash financing activities
Issuance of Class A-2 interests from business combination described in Note 3	—	—	328
Discount on issuance of senior secured credit facility	—	2,925	—
Temasek transaction described in Note 13	—	—	—
Repurchase of Class A-2 interests	(6,000)	—	—

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

          Virtu Financial LLC ("VF" or, collectively with its wholly owned subsidiaries, the "Company") was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC ("MTH"), an electronic trading firm and market maker. In connection with the reorganization, the members of VF's predecessor entity, Virtu Financial Operating LLC ("VFO"), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in VF and the members of MTH exchanged their interests in MTH for cash and/or interests in VF. VF's principal subsidiaries include Virtu Financial BD LLC ("VFBD"), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC ("VFCM"), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange ("NYSE") and the NYSE MKT (formerly NYSE Amex) and other proprietary trading firms, including Virtu Financial Global Markets LLC ("VFGM"), Virtu Financial Europe Limited ("VFE"), Virtu Financial Ireland Limited ("VFIL"), incorporated in Ireland, Virtu Financial Asia Pty Ltd. ("VFAP"), incorporated in Australia, and Virtu Financial Singapore Pte. Ltd. ("VFSing"), incorporated in Singapore. VFCM became a designated market maker ("DMM") in connection with its acquisition of certain assets of Cohen Capital Group LLC ("CCG") on December 9, 2011.

          The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

          The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

Basis of Presentation

          The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

          Basic and diluted earnings per share are not presented since the ownership structure of the Company does not include a common unit of ownership.

Principles of Consolidation

          The consolidated financial statements include the accounts of VF and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

          The Company's consolidated financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, goodwill and intangibles, compensation accruals, capitalized software, and other matters that affect the reported amounts of assets and

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash and Cash Equivalents

          The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowed and Securities Loaned

          The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the consolidated statements of financial condition. For these transactions, the interest received or paid by the Company is recorded gross on an accrual basis under interest and dividends income or interest and dividends expense in the consolidated statements of comprehensive income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

          In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian takes possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statements of financial condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

          The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty.

Receivables from/Payables to Broker-Dealers and Clearing Organizations

          Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2014 and 2013, receivables from and payables to broker-dealers and clearing organizations primarily

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

represent amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company also offsets the outstanding principal balances on all short term credit facilities against amounts receivable from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

          In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

          The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in trading income on the consolidated statements of comprehensive income.

Fair Value Measurements

          At December 31, 2014 and 2013, substantially all of Company's financial assets and liabilities, except for long-term borrowings and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

          The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

          Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

  Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

  Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

          Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the years ended December 31, 2014 and 2013.

Derivative Instruments

          Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

          Derivative instruments used for economic hedging purposes include futures, forward contracts, and options. Unrealized gains or losses on these derivative instruments are recognized currently in the consolidated statements of comprehensive income as trading income, net. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging; accordingly all derivative instruments are recorded at fair value with changes in fair values reflected in earnings.

Property and Equipment

          Property and equipment are carried at cost, less accumulated depreciation, except for the assets acquired in connection with the acquisition of MTH which were recorded at fair value on the date of acquisition. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

          The useful lives of furniture and fixtures are as follows:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	7 years or length of lease term, whichever is shorter

Capitalized Software

          The Company accounts for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

          The Company's capitalized software development costs were approximately $9.8 million, $10.1 million and $11.2 million for the years ended December 31, 2014, 2013 and 2012, respectively, with related amortization expense of approximately $10.4 million, $11.0 million and $9.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software.

Goodwill

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

          The primary valuation methods we use to estimate the fair value of our reporting unit are the income and market approaches. In applying the income approach, projected available cash flows and the terminal value are discounted to present value to derive an indication of fair value of the business enterprise. The market approach compares the reporting unit to selected reasonably similar publicly-traded companies.

          The Company tests goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. Based on the results of the annual impairment tests performed, no goodwill impairment was recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

Intangible Assets

          The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present, and if impaired, written down to fair value. As a result of the acquisition of certain assets from CCG, the Company previously recorded an identifiable intangible asset, the rights for CCG to

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

act as a DMM on the NYSE and the NYSE MKT (formerly NYSE Amex) (the "DMM" rights). The Company determined that the DMM rights were fully impaired as of December 31, 2012 and has written down the $1.5 million of remaining value of these assets to zero on its consolidated statements of comprehensive income for the year ended December 31, 2012. The Company has no indefinite-lived intangibles.

Exchange Memberships and Stock

          Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, Financial Services — Broker and Dealers. Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. The shares are marked to market with the corresponding gain or loss recorded in the consolidated statements of comprehensive income. During the years ended December 31, 2014, 2013 and 2012, respectively, the Company recorded an impairment charge of $0, $0.6 million and $0.4 million on its membership seats which is recorded in operations and administrative expenses on the consolidated statements of comprehensive income. The Company's exchange memberships and stock are included in other assets on the consolidated statements of financial condition.

Trading Income

          Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Technology Services

          Technology services revenues consist of fees paid by third parties for licensing of our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Revenue from technology services is recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is recognized ratably over the contractual service period.

Rebates

          Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying consolidated statements of comprehensive income.

Initial Public Offering Fees and Expenses

          Initial public offering fees and expenses reflect costs directly attributable to the Company's initial public offering process, which was postponed in April 2014. The Company accounted for such costs in accordance with ASC 340-10, Other Assets and Deferred Costs. ASC 340 states that costs directly attributable to a successfully completed offering of equity securities may be deferred and charged against the gross proceeds of the offering as a reduction of additional paid-in capital, but for an offering postponed for a period greater than 90 days, the offering costs must be charged as an expense in the period the offering process was postponed.

Transaction Advisory Fees and Expenses

          Transaction advisory fees and expenses reflect professional fees incurred by the Company in connection with the Temasek Transaction, which was consummated on December 31, 2014, as described in Note 13.

Income Taxes

          The Company is a limited liability company and is treated as a pass-through entity for United States federal, state, and local income tax purposes. Accordingly, no provision for income taxes is required.

          Certain of the Company's wholly owned subsidiaries are subject to income taxes in foreign jurisdictions. The provision for income tax is comprised of current tax and deferred tax. Current tax represents the tax on current year tax returns, using tax rates enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

          The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2014 and 2013 or the results of operations for the years ended December 31, 2014, 2013 and 2012.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income and Foreign Currency Translation

          The Company's operating results are reported in the consolidated statements of comprehensive income pursuant to Accounting Standards Update ("ASU") 2011-05, Comprehensive Income.

          Comprehensive income consists of two components: net income and other comprehensive income ("OCI"). OCI is comprised of revenues, expenses, gains and losses that are reported in the comprehensive income section of the consolidated statements of comprehensive income, but are excluded from reported net income. The Company's OCI is comprised of foreign currency translation adjustments. Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in other comprehensive income, a separate component of members' equity.

Share-Based Compensation

          The Company accounts for share-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires a share-based payment transaction with employees to be measured based on the fair value of equity instruments issued. The fair value of awards issued for compensation is determined by management, with the assistance of an independent third party valuation firm, using a projected annual forfeiture rate, where applicable, on the date of grant. The fair value of share based awards granted to employees is expensed based on the vesting conditions.

Recent Accounting Pronouncements

          Balance Sheet (Topic 210) — In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The Company has adopted the provisions of ASU 2011-11 and the adoption did not have a material impact on the consolidated financial statements of the Company other than additional disclosures.

          Comprehensive Income — In February 2013, the FASB issued ASU 2013-02, Comprehensive Income. The amendment created new disclosure requirements requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The Company has retrospectively adopted the provision of ASU 2013-02 on January 1, 2013 and the adoption did not have a material impact on the consolidated financial statements of the Company other than additional disclosures.

          Income Taxes — In July 2013, the FASB issued an ASU to clarify the financial statement presentation of an unrecognized tax benefit when a NOL carryforward, a similar tax loss, or a tax credit carryforward exists. This ASU requires entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. The ASU was effective for reporting periods beginning after December 15, 2013. The adoption of this ASU did not have an impact on the Company's Consolidated Financial Statements.

          Revenue — In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016, and for nonpublic entities for annual reporting periods beginning after December 15, 2017 (fiscal year 2018 for the Company) and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently evaluating the potential effects of the adoption of ASU 2014-09 on its Consolidated Financial Statements.

          Repurchase Agreements — In June, 2014, the FASB released ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendment changes the accounting for repurchase financing transactions and for repurchase-to-maturity transactions to secured borrowing accounting. The accounting changes are effective for the Company beginning in the first quarter of 2015. The effect of the accounting changes on transactions outstanding as of the effective date are required to be presented as a cumulative effect adjustment to retained earnings as of January 1, 2015. The Company is currently evaluating the impact of the new amendment but believes the effect on the consolidated statements of financial condition and comprehensive income will be immaterial, as the Company currently does not enter into these types of repurchase transactions. The amendment also requires additional disclosures for repurchase agreements and securities lending transactions regarding the class of collateral pledged and the remaining contractual tenor of the agreements, as well as a discussion of the potential risks associated with the agreements and the related collateral pledged, and how those risks are managed. Additional disclosures are required for repurchase agreements, securities lending transactions, sales with a total return swap and other similar transfers of financial assets that are accounted for as a sale. The new disclosures are required to be presented beginning in the second quarter of 2015.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Compensation — In June 2014, the Emerging Issues Task Force (the "EITF") of the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

          Going Concern — In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company will implement this new standard on the required effective date.

          Hybrid Financial Instruments — In November 2014, the EITF of the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. The ASU requires that for hybrid financial instruments issued in the form of a share, an entity should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. An entity should use judgment based on an evaluation of all the relevant terms and features, and should consider the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2015 (fiscal year 2016 for the Company) and interim periods within fiscal years beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3. Acquisitions

          On September 14, 2012, the Company acquired the European Exchange-traded funds ("ETF") Market Making assets of Nyenburgh Holding B.V., ("Nyenburgh") which include market making relationships with European ETF issuers and trading relationships with over-the-counter counterparties. The total purchase of $2.3 million was comprised of $1.9 million in cash and an equity award to a shareholder of Nyenburgh with a fair value of $0.4 million. The total purchase price was allocated to intangible assets of $1.9 million and goodwill of $0.4 million.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Goodwill and Intangible Assets

          The carrying amount of goodwill was $715.4 million as of December 31, 2014 and 2013, respectively.

          No goodwill impairment was recognized in the years ended December 31, 2014, 2013 and 2012. Acquired intangible assets consisted of the following as of December 31, 2014 and 2013:

	As of December 31, 2014
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$110,000	$—	1.4 to 2.5
ETF issuer relationships	950	243	707	9
ETF buyer relationships	950	243	707	9

	$111,900	$110,486	$1,414

	As of December 31, 2013
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$110,000	$—	1.4 to 2.5
ETF issuer relationships	950	137	813	9
ETF buyer relationships	950	137	813	9

	$111,900	$110,274	$1,626

          Amortization expense relating to finite-lived intangible assets was approximately $0.2 million, $1.0 million and $71.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, and is included in amortization of purchased intangibles and acquired capitalized software in the accompanying consolidated statements of comprehensive income.

          As discussed in Note 2, the Company tested its intangible assets for impairment as of December 31, 2012 and determined the DMM rights to be fully impaired and have written down such assets to zero on its consolidated statements of comprehensive income for the year ended December 31, 2012. The Company had no impairment on its intangible assets for the years ended December 31, 2014 or 2013.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Receivables from/Payables to Broker-Dealers and Clearing Organizations

          The following is a summary of receivables from and payables to brokers-dealers and clearing organizations at December 31, 2014 and 2013:

	December 31,
(in thousands)	2014	2013
Assets
Due from prime brokers	$67,556	$75,866
Deposits with clearing organizations	29,595	37,692
Net equity with futures commission merchants	155,060	112,807
Unsettled trades	55,929	94,967
Securities failed to deliver	79,512	106,409

Total receivables from broker-dealers and clearing organizations	$387,652	$427,741

Liabilities
Due to prime brokers	$313,623	$247,485
Net equity with futures commission merchants	60,973	151,035
Unsettled trades	311,322	131,491
Securities failed to receive	285	218

Total payables to broker-dealers and clearing organizations	$686,203	$530,229

          Included in "Due from prime brokers" and "Net equity with futures commission merchants" is the outstanding principal balance on all of the Company's short-term credit facilities in the amount of $182.9 million and $241.1 million as of December 31, 2014 and 2013, respectively. The loan proceeds from the credit facilities are available only to meet the initial margin requirements associated with the Company's ordinary course futures and other trading positions, which are held in the Company's trading accounts with an affiliate of the respective financial institutions. The credit facilities are fully collateralized and offset against the Company's trading accounts and deposit accounts with these financial institutions. "Securities failed to deliver" and "Securities failed to receive" include amounts with a clearing organization and other broker-dealers.

6. Collateralized Transactions

          The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2014 and 2013, substantially all of the securities received as collateral have been

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Collateralized Transactions (Continued)

repledged. Amounts relating to collateralized transactions at December 31, 2014 and 2013 are summarized as follows:

	December 31,
(in thousands)	2014	2013
Securities received as collateral:
Securities borrowed	$470,553	$690,450
Securities purchased under agreements to resell	31,472	162,956

	$502,025	$853,406

          In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

          Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2014 and 2013 consisted of the following:

	December 31,
(in thousands)	2014	2013
Equities	$219,159	$379,276
Exchange traded notes	17,216	33,938
U.S. government obligations	—	1,965

	$236,375	$415,179

7. Property, Equipment and Capitalized Software

          Property, equipment and capitalized software consisted of the following at December 31, 2014 and 2013:

	December 31,
(in thousands)	2014	2013
Capitalized software costs	$47,484	$37,962
Leasehold improvements	8,799	10,226
Furniture and equipment	72,863	46,794
Land	77	—

	129,223	94,982
Less: Accumulated depreciation and amortization	(84,579)	(57,397)

Total property, equipment and capitalized software, net	$44,644	$37,585

          Depreciation expense for property and equipment for the years ended December 31, 2014, 2013 and 2012 was approximately $20.0 million, $12.9 million and $8.6 million, respectively, and is included within depreciation and amortization expense in the accompanying consolidated statements of comprehensive income. Amortization expense for capitalized software for years ended

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, Equipment and Capitalized Software (Continued)

December 31, 2014, 2013 and 2012 was approximately $10.4 million, $11.0 million and $9.4 million, respectively, and is included within depreciation and amortization expense in the accompanying consolidated statements of comprehensive income.

8. Borrowings

Broker-Dealer Credit Facilities

          The Company is a party to multiple credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities is provided on an uncommitted basis and is available for borrowings by the Company's broker-dealer subsidiaries up to a maximum amount of $100.0 million. In connection with this credit facility, the Company entered into a demand promissory note dated August 8, 2012. The loans provided under the facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, in the case of the uncommitted facilities, bears interest at a rate set by the financial institution on a daily basis (1.12% at December 31, 2014 and 1.04% at December 31, 2013). The Company subsequently entered into another facility with the same financial institution dated July 22, 2013 which is provided on a committed basis and is available for borrowings by one of the Company's broker-dealer subsidiaries up to a maximum of the lesser of $50.0 million or an amount determined based on agreed advance rates for pledged securities. The committed facility bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum. As of December 31, 2014 and 2013, the outstanding principal balance on the uncommitted facility was $0 and $72.8 million, respectively, which in each case was recorded within short-term borrowings in the accompanying consolidated statements of financial condition. As of December 31, 2014 and 2013, the Company did not have any outstanding principal balance on the committed facility. Interest expense for the years ended December 31, 2014 and 2013 was approximately $0.5 million and $0.3 million, respectively, and is included within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company was a party to a broker-dealer credit facility with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. In connection with this credit facility, the Company entered into a demand promissory note dated March 20, 2009. The promissory note was payable on demand with the outstanding balance being swept into a separate broker-dealer day loan credit facility with the same financial institution. The loan was collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and bore interest at rate set by the financial institution on a daily basis. Any balance that was not paid upon demand bore interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. The credit facility was terminated as of October 5, 2012. Interest expense for the year ended December 31, 2012 was approximately $0.3 million, and is included within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

Short-Term Credit Facilities

          The Company entered into a credit facility with a financial institution on April 26, 2010, amended on December 10, 2010 and July 1, 2011. The loan proceeds of the credit facility are available only for meeting the initial margin requirements associated with the Company's ordinary course futures trading positions held in its trading account with an affiliate of the financial institution, and the amount available for borrowing is the lesser of $35.0 million or 80% of the initial margin requirement. These borrowings are collateralized by the Company's trading accounts and deposit accounts with the financial institution and its brokerage affiliate. The loan is payable on demand and interest on daily unpaid principal balances bears interest at rate per annum quoted by the financial institution each day (2.05% at December 31, 2014 and 1.68% at December 31, 2013). Any balance that is not paid upon demand bears interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. As of December 31, 2014 and 2013, the outstanding principal balance on the line was approximately $26.7 million and $13.3 million, respectively, which was recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the years ended December 31, 2014, 2013 and 2012 was approximately $0.5 million, $0.5 million and $0.6 million, respectively, and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a $200.0 million credit facility with a financial institution on June 29, 2011 which was increased to $300.0 million on February 17, 2012. The loan proceeds of the credit facility are available only for meeting margin requirements associated with the products traded by the Company in the ordinary course using the financial institution's affiliate as its prime broker. The credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 1.00% per annum in excess of the federal funds target rate of 0.25%. The credit facility is subject to certain financial covenants, including minimum account balances and loan ratios, as defined. The outstanding principal balance on the line of credit was approximately $124.3 million and $206.1 million as of December 31, 2014 and 2013, respectively, and recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the years ended December 31, 2014, 2013 and 2012 was approximately $2.1 million, $2.2 million and $2.2 million, respectively, and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a credit facility with a financial institution on August 8, 2011 with approximately $10.0 million available for borrowing. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the securities held in such account and bears interest at the rate published by Bank of Mexico on business day immediately preceding the date on which the calculation is made. There were no outstanding balances as of December 31, 2014 and 2013. Interest expense for the years ended December 31, 2014, 2013 and 2012 was approximately $0.1 million, $0.05 million and $0, respectively, and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

          The Company entered into a credit facility with a financial institution on March 6, 2013 whereby the loan proceeds of the credit facility are available only for meeting the initial margin requirements associated with the Company's ordinary course futures trading positions held in its trading account with an affiliate of the financial institution, and the amount available for borrowing is the lesser of $40.0 million or 80% of the initial margin requirement. These borrowings are collateralized by the Company's trading accounts and deposit accounts with the financial institution and its brokerage affiliate. The loan is payable on demand and interest on daily unpaid principal balances bears interest at 2.00% per annum in excess of the interest period average of daily opening federal funds target rate (2.12% at December 31, 2014 and 2.08% at December 31, 2013, respectively). As of December 31, 2014 and 2013, the outstanding principal balance on the line was approximately $31.9 million and $21.2 million, respectively, which was recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the years ended December 31, 2014 and 2013 was approximately $0.5 million and $0.4 million, respectively and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a $20.0 million credit facility with a financial institution on June 24, 2014, amended on December 1, 2014. The loan proceeds of the credit facility are available only for meeting margin requirements associated with the products traded by the Company in the ordinary course using the financial institution's affiliate as its prime broker. The credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 1.10% per annum in excess of USD LIBOR. The credit facility is subject to certain financial covenants, including minimum account balances and loan ratios, as defined. The outstanding principal balance on the line of credit was $0.1 million as of December 31, 2014 and recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the year ended December 31, 2014 was approximately $0.02 million and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a $3.0 million credit facility with a financial institution on August 6, 2014, which was increased to $5.0 million on October 17, 2014. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 9% per annum, subject to change by the financial institution from time to time with at least ten business days' notice. There were no outstanding balances as of December 31, 2014. Interest expense for the year ended December 31, 2014 was approximately $0.1 million and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

Senior Secured Credit Facility

          On July 8, 2011, the Company funded a portion of the MTH acquisition with a term loan provided by a syndicate of financial institutions in the amount of $320.0 million to the Company's wholly owned subsidiary, VFH Parent LLC ("VFH"). The credit facility was issued at a discount of 2.0% of $313.6 million, net of $6.4 million discount. The credit facility was initially subject to

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

quarterly principal payments beginning on December 31, 2011 with the unpaid principal payable on maturity on July 8, 2016. Under the terms of the loan, VFH is subject to certain financial covenants, including a total net leverage ratio and an interest coverage ratio, as defined in the credit agreement. VFH is also subject to contingent principal payments based on excess cash flow, as defined in the credit agreement, and certain other triggering events. Borrowings are collateralized by substantially all the assets of the Company, other than the equity interests in and assets of its registered broker-dealer and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of the Company's or its domestic subsidiaries' direct foreign subsidiaries.

          The credit facility was amended on February 5, 2013, May 1, 2013 and November 8, 2013. The amendments resulted in a decreased interest rate, changes in certain operating covenants, and an increase in principal amount outstanding by $150.0 million on May 1, 2013 and $106.7 million on November 8, 2013, respectively. Additionally, the amendments reduced the annual amortization obligation from 15% of the original principal amount to approximately 1% of the outstanding principal amount as of November 8, 2013, which was $510.0 million. The terms of the amended credit facility are otherwise substantially similar terms to the original credit facility, except as set forth below.

          The credit facility bears interest at a rate per annum at the Company's election equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.5%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.5%. Pursuant to the amendment, each incremental spread will be reduced by 0.50% upon the consummation of a qualifying initial public offering. The rate at December 31, 2014 was 5.75%.

          As a result of the amendments in 2013, the Company recognized a loss of $5.5 million on extinguishment of a portion of its unamortized debt issue costs and debt discount for the year ended December 31, 2013, which is included within debt issue cost related to debt refinancing on the accompanying consolidated statements of comprehensive income.

          Aggregate future required principal payments based on the terms of this loan at December 31, 2014 were as follows:

(in thousands)
2015	$2,914
2016	5,100
2017	5,100
2018 and thereafter	489,600

Total maturities of long-term debt	$502,714

          Net carrying amount of deferred financing fees capitalized in connection with the financing were approximately $5.1 million and $6.0 million, respectively, as of December 31, 2014 and 2013, which are included within other assets in the accompanying consolidated statements of financial condition. Amortization expense related to the deferred financing fees was approximately $1.0 million, $1.6 million and $2.6 million for the years ended December 31, 2014, 2013 and 2012, respectively, and are

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

included within financing interest expense on senior secured credit facility in the accompanying consolidated statements of comprehensive income.

          Accretion related to the net carrying amount of debt discount of $1.9 million and $2.3 million, respectively, as of December 31, 2014 and 2013, was approximately $0.4 million, $0.7 million and $1.7 million for the years ended December 31, 2014, 2013 and 2012, and is included within financing interest expense on senior secured credit facility in the accompanying consolidated statements of comprehensive income.

9. Financial Assets and Liabilities

          At December 31, 2014 and 2013, substantially all of the Company's financial assets and liabilities, except for the senior secured credit facility and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value. The Company determined that the carrying value of the Company's senior secured credit facility approximates fair value as of December 31, 2014 and 2013 based on the quoted over-the-counter market prices provided by the issuer of the senior secured credit facility, which was categorized as Level 2.

          The fair value of equities, U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1 with the exception of inactively traded equities which are categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At December 31, 2014 and 2013, the Company's derivative contracts have been categorized as Level 2.

          Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the years ended December 31, 2014 and 2013.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2014:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,216,532	$17,166	$—	$—	$1,233,698
U.S. and non-U.S. government obligations	—	8,222	—	—	8,222
Exchange traded notes	65,684	—	—	—	65,684
Currency forwards	—	1,629,637	—	(1,629,629)	8
Options	—	321	—	—	321

	$1,282,216	$1,655,346	$—	$(1,629,629)	$1,307,933

Financial instruments owned, pledged as collateral:
Equity securities	$219,159	$—	$—	$—	$219,159
Exchange traded notes	17,216	—	—	—	17,216

	$236,375	$—	$—	$—	$236,375

Other Assets
Exchange stock	$8,205	$—	$—	$—	$8,205

	$8,205	$—	$—	$—	$8,205

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$859,835	$47,896	$—	$—	$907,731
U.S. and non-U.S. government obligations	21,107	—	—	—	21,107
Exchange traded notes	92,513	—	—	—	92,513
Currency forwards	—	1,645,820	—	(1,629,629)	16,191
Options	—	79	—	—	79
Interest rate swaps	—	12	—	—	12

	$973,455	$1,693,807	$—	$(1,629,629)	$1,037,633

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2013:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,307,528	$27,601	$—	$—	$1,335,129
U.S. government obligations	13,760	—	—	—	13,760
Exchange traded notes	21,817	—	—	—	21,817
Currency forwards	—	179,650	—	(163,070)	16,580
Options	—	948	—	—	948

	$1,343,105	$208,199	$—	$(163,070)	$1,388,234

Financial instruments owned, pledged as collateral:
Equity securities	$379,276	$—	$—	$—	$379,276
U.S. government obligations	1,965	—	—	—	1,965
Exchange traded notes	33,938	—	—	—	33,938

	$415,179	$—	$—	$—	$415,179

Other Assets
Exchange stock	$7,318	$—	$—	$—	$7,318

	$7,318	$—	$—	$—	$7,318

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$1,042,385	$3,883	$—	$—	$1,046,268
U.S. government obligations	198,464	—	—	—	198,464
Exchange traded notes	31,642	—	—	—	31,642
Currency forwards	—	163,070	—	(163,070)	—
Options	—	2,038	—	—	2,038

	$1,272,491	$168,991	$—	$(163,070)	$1,278,412

          The Company adopted the guidance in ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities for periods beginning after January 1, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

          The Company does not net securities borrowed and securities loaned, or securities purchased under agreements to resell and securities sold under agreements to repurchase. These securities are presented on a gross basis in the consolidated statements of financial condition. In the tables below, the amounts of financial instruments owned that are not offset in the consolidated statements of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, including derivatives with clearing houses (options contracts) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

          The following tables set forth the netting of certain financial assets and financial liabilities as of December 31, 2014 and 2013, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

	December 31, 2014
				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition
			Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Assets			Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:
Securities borrowed	$484,934	—	$484,934	$(477,559)	$—	$7,375
Securities purchased under agreements to resell	31,463	—	31,463	(31,463)	—	—
Trading assets, at fair value:
Currency forwards	1,629,637	(1,629,629)	8	—	—	8
Options	321	—	321	(76)	—	245

Total	$2,146,355	$(1,629,629)	$516,726	$(509,098)	$—	$7,628

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition
			Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Liabilities			Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:
Securities loaned	$497,862	—	$497,862	$(490,768)	$(2,812)	$4,282
Securities sold under agreements to repurchase	2,006	—	2,006	(2,006)	—	—
Trading liabilities, at fair value:
Currency forwards	1,645,820	(1,629,629)	16,191	—	(16,191)	—
Options	79	—	79	(79)	—	—
Interest rate swaps	12	—	12	—	(12)	—

Total	$2,145,779	$(1,629,629)	$516,150	$(492,853)	$(19,015)	$4,282

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Financial Assets and Liabilities (Continued)

	December 31, 2013
				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition
			Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Assets			Financial Instruments	Cash Collateral Received	Net Amount
Offsetting of Financial Assets:
Securities borrowed	$708,103		$708,103	$(700,246)	$—	$7,857
Securities purchased under agreements to resell	162,608		162,608	(162,608)		—
Trading assets, at fair value:
Currency forwards	179,650	(163,070)	16,580	—	(16,580)	—
Options	948		948	(948)	—	—

Total	$1,051,309	$(163,070)	$888,239	$(863,802)	$(16,580)	$7,857

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition
			Net Amounts of Liabilities Presented in the Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Liabilities
				Financial Instruments	Cash Collateral Pledged	Net Amount
Offsetting of Financial Liabilities:
Securities loaned	$1,029,312	—	$1,029,312	$(1,029,215)	$—	$97
Securities sold under agreements to repurchase	10,883	—	10,883	(10,883)	—	—
Trading liabilities, at fair value:
Currency forwards	163,070	(163,070)	—	—	—	—
Options	2,038	—	2,038	(2,027)	(11)	—

Total	$1,205,303	$(163,070)	$1,042,233	$(1,042,125)	$(11)	$97

          Excluded from the fair value and offsetting tables above is net unsettled fair value on long and short futures contracts in the amounts of $46.4 million and $(27.3) million, which are included within receivables from broker-dealers and clearing organizations as of December 31, 2014 and 2013, respectively, and $(3.6) million and $(3.4) million, which are included within payables to broker-dealers and clearing organizations as of December 31, 2014 and 2013, respectively.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments

          The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2014 and 2013:

		2014		2013
(in thousands)		Fair Value		Fair Value
Derivatives Assets	Balance Sheet Classification		Notional		Notional
Equities futures	Receivables from broker-dealers and clearing organizations	$241	$561,029	$(2,719)	$232,352
Commodity futures	Receivables from broker-dealers and clearing organizations	42,489	28,823,081	(29,642)	38,681,821
Currency futures	Receivables from broker-dealers and clearing organizations	3,180	2,916,222	5,028	2,281,524
Treasury futures	Receivables from broker-dealers and clearing organizations	504	857,363	4	203,966
Options	Financial instruments owned	321	39,802	948	105,353
Currency forwards	Financial instruments owned	1,629,637	127,021,198	179,650	59,513,182

Derivatives Liabilities	Balance Sheet Classification	Fair Value	Notional	Fair Value	Notional
Equities futures	Payables to broker-dealers and clearing organizations	$(268)	$122,948	$(3,024)	$769,929
Commodity futures	Payables to broker-dealers and clearing organizations	(295)	15,727	(61)	30,789
Currency futures	Payables to broker-dealers and clearing organizations	(3,077)	2,123,341	(381)	959,125
Treasury futures	Payables to broker-dealers and clearing organizations	—	—	79	825,011
Custom equity based swap	Payables to broker-dealers and clearing organizations	—	—	2	15,877
Options	Financial instruments sold, not yet purchased	79	12,913	2,038	92,868
Currency forwards	Financial instruments sold, not yet purchased	1,645,820	125,152,639	163,070	60,746,555
Interest rate swap	Financial instruments sold, not yet purchased	12	164,020	—	—

          Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

          The following table summarizes the gain or loss on derivative instruments not designated as hedging instruments under ASC 815, which are recorded in trading income, net in the

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments (Continued)

accompanying consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012:

	For the Years Ended December 31,
(in thousands)	2014	2013	2012
Futures	$(78,234)	$191,046	$291,087
Currency forwards	(32,785)	(1,817)	(5,002)
Options	(987)	2,680	(312)
Interest rate swaps	(12)	—	—

	$(112,018)	$191,909	$285,773

11. Income Taxes

          Net income (loss) before income taxes is as follows for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
(in thousands)
U.S. operations	$158,487	$136,744	$82,330

Non-U.S. operations	35,071	50,856	6,998

	$193,558	$187,600	$89,328

          The provision for income taxes consists of the following for the years ended December 31, 2014, 2013 and 2012:

	December 31,
(in thousands)	2014	2013	2012
Current provision
Non-U.S.	$4,263	$3,660	$2,292

Deferred provision (benefit)
Non-U.S.	(762)	1,737	(524)

Provision for income taxes	$3,501	$5,397	$1,768

          The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the years ended December 31, 2014, 2013 and 2012 is as follows:

	December 31,
	2014		2013		2012
(in thousands, except percentages)
Tax provision at the U.S. federal statutory rate	$—	—	$—	—	$—	—
Foreign taxes	3,501	1.8%	5,397	2.9%	1,768	2.0%

Provision for income taxes	$3,501	1.8%	$5,397	2.9%	$1,768	2.0%

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes (Continued)

          The components of the deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows:

	December 31,
(in thousands)	2014	2013
Deferred income tax assets
Other	$12	$171
Share-based compensation	$947	106
Fixed assets	$18	—
Tax credits and net operating loss carryforwards	—	724

Total deferred income tax assets	$977	$1,001

Deferred income tax liabilities
Fixed assets	$—	$872

Total deferred income tax liabilities	$—	$872

          A deferred tax asset relating to the Ireland carryforward losses has been recognized in the amount of $0 and $0.7 million as of December 31, 2014 and 2013, respectively, and is included within other assets in the accompanying consolidated statements of financial condition. There are no expiration dates on the deferred tax assets. The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

          Tax authorities in Ireland have initiated an income tax audit of the Company's 2012 research and development credit. The Ireland subsidiary's returns are generally subject to review by the tax authority for certain purposes for 5 years from the end of the accounting period. The Company does not believe any adjustments that may arise from the examinations will be significant. There are no unrecognized tax benefits as of December 31, 2014 and 2013.

12. Commitments, Contingencies and Guarantees

Leases

          The Company leases office space and office and communication equipment under various operating lease agreements, which expire at various dates through April 2020. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses. The total future minimum payment under non-cancellable operating leases is approximately $20.6 million as of December 31, 2014.

          The Company also leases communication equipment under various capital lease agreements, which expire at various dates through December 2017. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses. The total future minimum payment under non-cancellable capital leases is approximately $16.5 million as of December 31, 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments, Contingencies and Guarantees (Continued)

          At December 31, 2014, minimum rental commitments under non-cancellable leases are approximately as follows:

	Minimum Rental Commitments
Year Ending December 31	Capital	Operating
2015	$11,135	$7,488
2016	5,313	3,763
2017	98	3,291
2018	—	2,640
2019	—	1,508
Thereafter	—	1,944

Total minimum lease payments	16,546	20,634

          Total operating lease expense, net of amortization expense related to landlord incentives, for the years ended December 31, 2014, 2013 and 2012 was approximately $3.5 million, $4.3 million, and $14.5 million, respectively. Occupancy lease expense for the years ended December 31, 2014, 2013 and 2012 of $1.7 million, $1.9 million and $3.0 million, respectively, is included within operations and administrative expenses in the consolidated statements of comprehensive income. Communication equipment lease expense for the years ended December 31, 2014, 2013 and 2012 of $1.8 million, $2.4 million and $11.5 million, respectively, is included within communication and data processing in the accompanying consolidated statements of comprehensive income.

Employee Retention Plan

          In connection with the July 8, 2011 acquisition of MTH, the Company established an employee retention plan. Under the plan, approximately $21.5 million was paid to employees in five installments from July 8, 2011 through July 8, 2014. The Company recognized approximately $2.6 million, $6.7 million and $6.1 million, respectively, in compensation expense related to the plan, for the years ended December 31, 2014, 2013 and 2012, in acquisition related retention bonus in the accompanying consolidated statements of comprehensive income.

Consulting Agreements

          In connection with the December 9, 2011 acquisition of CCG, on September 30, 2011, the Company entered into a consulting agreement with CCG's founder and managing member to provide advisory services to the Company for the DMM business. The Company paid a consulting fee of $0.5 million per year during the three year term, payable on a quarterly basis starting on the three-month anniversary of the date of the agreement. For the years ended December 31, 2014, 2013 and 2012, the Company paid approximately $0.4 million, $0.5 million and $0.5 million, respectively, for the services received which is recorded in operations and administrative expenses in the accompanying consolidated statements of comprehensive income.

          The Company also has engaged other consultants to provide services in relation to tax, regulatory and public affairs. The Company paid these consultants, on an aggregate basis, $0.3 million, $0.4 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments, Contingencies and Guarantees (Continued)

Litigation

          The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. In addition, the Autorité des marchés financiers is examining the trading activities of a subsidiary of MTH in certain French listed equity securities on or around 2009. The Company has also been the subject of requests for information and documents from the SEC and the State of New York Office of the Attorney General ("NYAG"). The ultimate effect on the Company from certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

Indemnification Arrangements

          Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. Temasek Transaction

          On December 31, 2014, through a series of transactions, Temasek Holdings (Private) Limited, ("Temasek"), acting through two indirect wholly owned subsidiaries, acquired direct or indirect ownership of 10,535,891 Class A-1 interests and 1,828,755 Class A-2 capital interests in Virtu Financial (the "Temasek Transaction") for approximately $149.8 million and $26.0 million, respectively. Such investment was made as follows:

  •
  Temasek, acting through its indirect wholly owned subsidiary, Wilbur Investments LLC (the "Temasek Member"), acquired 5,376,603 Class A-1 redeemable interests with a carrying value of approximately $53.8 million for approximately $76.4 million from investment funds and other entities affiliated with Silver Lake Partners;

  •
  Temasek, acting through the Temasek Member, acquired 1,828,755 Class A-2 capital interests through a combination of (1) the purchase of 1,614,322 Class A-2 capital interests with a carrying value of approximately $6.9 million for approximately $23.0 million directly from a member of management who held Class A-2 capital interests in Virtu Financial and (2) the purchase of newly issued 214,433 Class A-2 capital interests for approximately

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Temasek Transaction (Continued)

    $3.0 million from Virtu Financial, which used the proceeds of such purchase to redeem 214,433 Class A-2 profits interests in Virtu Financial with a carrying value of approximately $1.4 million held by Virtu Employee Holdco LLC ("Employee Holdco"), which in turn used such proceeds to redeem Class A-2 profits interests of Employee Holdco that corresponded to such redeemed Class A-2 profits interests in Virtu Financial and that were held by certain members of management;

  •
  Temasek, acting through one of its indirect wholly owned subsidiaries, acquired a 42.1% interest in an affiliate of Silver Lake Partners, which indirectly held 12,242,173 Class A-1 interests. As a result, Temasek acquired an indirect interest in 5,159,288 Class A-1 interests with a carrying value of approximately $51.6 million for approximately $73.4 million.

          Following the Temasek Transaction, affiliates of Silver Lake Partners retained direct or indirect ownership of 14,464,109 Class A-1 interests.

          Additionally, as part of the transaction consideration, a contingent payment agreement was entered into among Temasek, Silver Lake Partners, the Employee Holdco and the Company whereby additional payments will be made from Temasek to Silver Lake Partners and the selling members of management in the aggregate maximum amount of $3.9 million if the value of the interests acquired exceeds 1.7 times the transaction price prior to December 31, 2018, or December 31, 2019, the date depending on whether certain liquidity events occur.

          The Company accounted for the Temasek transaction as a series of equity transactions to which the Company was a party whereby (i) the terms of the Class A-1 redeemable interests were changed to extend the time period before the put option could be exercised from just under 2 years to 5.5 years from the date of the transaction, and the repurchase price was increased to the greater of fair value or the purchase price from the greater of fair value or the purchase price paid by Silver Lake; (ii) new Class A-2 capital interests were issued with which the proceeds were used to redeem Class A-2 profits interests; and (iii) the contingent payment feature represents contingent consideration for the arm's length equity transactions entered into. Any excess of the transaction price over the carrying value was recorded as an addition to the respective capital balances and a deduction to accumulated deficit.

          The excess of the transaction price over the carrying value was approximately $44.4 million for the Class A-1 redeemable membership interests and recorded as an addition to Class A-1 redeemable membership interest and a deduction to accumulated deficit in the accompanying consolidated statements of financial condition. The excess of the transaction price over the carrying value was approximately $17.7 million for the Class A-2 interests and recorded as an addition to Class A-2 and a deduction to accumulated deficit in the accompanying consolidated statements of financial condition. In connection with the transaction, the Company incurred approximately $3.0 million of professional fees which are recorded in transaction advisory fees and expenses in the consolidated statements of comprehensive income.

14. Capital Structure

          The Company has issued three classes of interests: Class A-1 interests; Class A-2 interests; and Class B interests. Class A-2 interests include both Class A-2 capital interests and Class A-2 profits interests.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

Class A-1 Interests

          On July 8, 2011, 25,000,000 Class A-1 redeemable interests were issued to the Silver Lake Member and 1,964,826 Class A-1 interests were issued to an affiliate of Vincent Viola, which Class A-1 interests had an aggregate capital balance of approximately $270 million. As described in Note 13, on December 31, 2014, through a series of transactions, 5,376,603 and 12,242,173 of the Class A-1 redeemable interests previously held by the Silver Lake Member were transferred to the Temasek Member and the SLT Member, respectively, with the Silver Lake Member retaining 7,381,224 Class A-1 redeemable interests. Class A-1 interests that the holder thereof has the right to call for redemption are held by three members: (i) an affiliate of Silver Lake (the "Silver Lake Member"), (ii) the Temasek Member and (iii) an affiliate of Silver Lake and Temasek, 57.9% of which is indirectly owned by affiliates of Silver Lake Partners and 42.1% of which is indirectly owned by an affiliate of Temasek (the "SLT Member" and, together with the Silver Lake Member and the Temasek Member, the "Investor Members"). The Silver Lake Member has the right to appoint one member on the Company's board of directors and the Temasek Member has the right to either appoint one member on the Company's board of directors (subject to obtaining certain regulatory approvals) or elect that the other members of the board of directors will designate one member of the Company's board of directors in consultation with the Temasek Member. The Silver Lake Member and the Temasek Member also possess approval rights with respect to certain board actions and corporate events. There were no additional Class A-1 interests granted, forfeited, distributed or redeemed during the years ended December 31, 2014, 2013 and 2012.

Class A-2 Interests

          Class A-2 interests include both Class A-2 capital interests and Class A-2 profits interests. Approximately 93,786,659 and 95,024,893 Class A-2 capital interests are issued and outstanding as of December 31, 2014 and December 31, 2013, respectively. On December 31, 2014, through a series of transactions, 1,614,322 of the Class A-2 capital interests previously held by certain members of the Company's management were transferred to the Temasek Member, and 214,433 new Class A-2 capital interests were issued to the Temasek Member, with the proceeds of such issuance being used to redeem the same number of Class A-2 profits interests held by Employee Holdco LLC ("Employee Holdco"). On November 4, 2014, the Company repurchased 1,452,667 Class A-2 capital interests from a member of the Company's management with an original carrying value of approximately $1.4 million for $6.0 million. The excess of repurchase price over the carrying value of approximately $4.6 million was recorded as a reduction in accumulated deficit and the carrying value of approximately $1.4 million was recorded as a reduction in Class A-2 capital interests in the accompanying consolidated statements of financial condition. Class A-2 profits interests are issued to Employee Holdco, a holding company which holds the interests on behalf of certain key employees or stakeholders. Employee Holdco issues Class A-2 profits interests of Employee Holdco to such employees and stakeholders which correspond to the underlying Class A-2 profits interests held by Employee Holdco. There were 6,069,007 and 4,434,452 Class A-2 profits interests issued and outstanding as of December 31, 2014 and 2013, respectively. Approximately 1,992,556, 2,223,814 and 1,705,704 Class A-2 profits interests were issued during the years ended December 31, 2014, 2013 and 2012, respectively. Holders of Class A-2 profits interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding, and also share on a pro rata basis in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

proceeds of a liquidity event, subject to a valuation hurdle determined by the Company at the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests share in the proceeds of a liquidity event above such valuation hurdle, and receive a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold have been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Company at the time of the grant.

Class B Interests

          The Company previously approved the Virtu Financial LLC Management Incentive Plan (the "MIP"). Participants of the MIP are entitled to receive either Class B Interests of VF or Class B interests of Employee Holdco, which holds directly the corresponding Class B interests in the Company. Upon a liquidity event, Class B interests under the MIP are entitled to share proportionately in distributions in excess of the applicable profits interest valuation hurdle, which is determined by the Company based on a valuation at the time of the grant performed by a third party valuation firm. Class B interests are non-voting interests which vest over a four year period and upon a sale, initial public offering or certain other capital transactions of VF. Class B interests are subject to forfeiture and repurchase provisions upon certain termination events. Class B interests representing a right to share in 12.915% and 13.715% of capital proceeds (on a fully diluted basis) were issued and outstanding as of December 31, 2014 and 2013. Class B interests representing 0%, 2.65% and 0.90% were issued during the years ended December 31, 2014, 2013 and 2012, respectively.

Distribution and Liquidation Rights

          Holders of Class A-1 and Class A-2 interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding. Holders of Class B interests are not entitled to share in such distributions.

          As of December 31, 2014 and 2013, unless and until converted to Class A-2 interests, upon occurrence of a capital transaction, Class A-1 interests are entitled to distributions of capital proceeds until Class A-1 members' unrecovered capital balance (as defined) has been reduced to zero. After distributions to Class A-1 members, capital proceeds are provided to Class A-2 capital members until Class A-2 capital members' unrecovered capital balance (as defined) have been reduced to zero. After distributions to Class A-1 and Class A-2 members, distributions of capital proceeds are provided to members in respect to their respective capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests. Holders of vested Class B interests share in distributions of capital proceeds above the applicable valuation hurdle proportionately based on their capital proceeds percentages.

          In the event of any voluntary or involuntary liquidation, dissolution, winding up, merger or company sale, distributions are made, first, to Class A-1 members' unrecovered capital balance (as defined) until they have been reduced to zero. Second, to Class A-2 capital members, in proportion to their unrecovered capital balance (as defined) until reduced to zero and then to members in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

respect to their capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests.

Conversion Rights

          As of December 31, 2014 and 2013, the Class A-1 interests were convertible into Class A-2 interests at any time at the option of the Class A-1 member on a one-for-one basis. The Class A-1 interests were automatically converted upon a qualified IPO or qualified sale. Qualified IPO is defined as an initial public offering on the New York Stock Exchange or NASDAQ National Market in which the gross proceeds raised equal or exceed $250.0 million and the valuation of the Company implies a return to the Silver Lake Member equal to at least (after taking into account previous distributions) 1.75 times the invested amount. Qualified sale is defined as a sale of all or a majority of the assets of the Company or all or a majority of the limited liability company interests of the Company to a third party that is not an affiliate or other permitted transferee of any member as long as the sale (i) is for consideration consisting entirely of cash and/or marketable securities and would satisfy certain minimum return requirements applicable to Silver Lake Partners and Temasek or (ii) was approved by the Silver Lake Member or, in certain circumstances, the Temasek Member.

Redemption Rights

          Unless and until conversion occurs, the Investor Members are entitled to a number of rights and benefits, including the right to call for redemption of their Class A-1 interests. Any time on or after November 24, 2016, the Silver Lake Member may exercise such redemption right in order to cause the Company to purchase all of the Class A-1 interests owned directly or indirectly by affiliates of Silver Lake Partners. Any time on or after May 16, 2020, the Temasek Member may exercise such redemption right in order to cause the Company to purchase all of the Class A-1 interests owned directly or indirectly by affiliates of Temasek.

          As of December 31, 2014 and 2013, the redemption price for each unit of Class A-1 interests owned by the Investor Members is the greater of (i) a minimum purchase price and (ii) the fair market value of the Class A-1 interests on the date of redemption. The minimum purchase price with respect to the Class A-1 interests owned directly or indirectly by affiliates of Silver Lake Partners is equal to the purchase price paid by affiliates of Silver Lake Partners for such Class A-1 interests and the minimum purchase price with respect to the Class A-1 interests owned directly or indirectly by affiliates (as defined in the Second Amended and Restated Limited Liability Company Agreement of Virtu Financial) of Temasek is equal to the purchase price paid by affiliates (as defined in the Second Amended and Restated Limited Liability Company Agreement of Virtu Financial) of Temasek for such Class A-1 interests (in each case, less distributions received in respect of such Class A-1 interests). The Company may redeem the Class A-1 interests using redemption notes provided that all available cash flow and all capital proceeds are used to pay down the redemption note. For so long as any redemption note is outstanding, holders of any such redemption note whose outstanding principal balance exceeds 50% of the aggregate principal amount of the redemption note shall retain any approval and consent rights as if all Class A-1 interests subject to such redemption continued to be owned.

          In lieu of redemption, the Silver Lake Member or the Temasek Member can require the Company to purchase all of the equity securities of the affiliated entity or entities that directly or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

indirectly own their Class A-1 interests on behalf of affiliates of Silver Lake Partners or Temasek, respectively, provided that any such entity has not conducted any business or operations since inception other than the direct or indirect ownership of the interests of the Company.

          The redeemable equity instrument is classified outside of permanent equity on the statements of financial condition.

          In the event of termination of the employment of an employee on whose behalf Employee Holdco holds vested Class A-2 profits interests or Class B interests, the Company shall have the right but not the obligation to repurchase the applicable interests held by Employee Holdco, which would make a corresponding repurchase of the interests held by the terminated employee. The repurchase price payable by the Company in the event that it exercises its repurchase right with respect to Class A-2 profits interests is based on the value of the award at the date of issuance. In the event of a repurchase by the Company of Class B interests held by Employee Holdco on behalf of a terminated employee, the Company shall pay a call price determined by the manager, not to exceed the fair market value of such interests.

East Management Incentive Plan

          On July 8, 2011, 2,625,000 Class A-2 capital interests were contributed by Class A-2 members to Virtu East MIP LLC ("East MIP"). East MIP issued Class A interests to the members who contributed the Class A-2 capital interests, and Class B interests ("East MIP Class B Interests") to certain key employees. East MIP Class B Interests are non-voting interests which vest over the four year period ending July 8, 2015, but in any event no earlier than upon the occurrence of a sale, initial public offering or certain other capital transactions of VF. Vested East MIP Class B Interests are entitled to participate in distributions of the proceeds received in respect of the Class A-2 capital interests held by East MIP upon a sale or certain other capital transactions of VF. East MIP Class B Interests are subject to forfeiture and repurchase provisions upon certain termination events. The Company has not recognized compensation expense under this plan for the years ended December 31, 2014, 2013 and 2012.

15. Share-based Compensation

          During the years ended December 31, 2014, 2013 and 2012, the Company granted Class A-2 profits interests to certain employees, which vest immediately or over a period of up to four years, in each case subject to repurchase provisions upon certain termination events, as described above (Note 14). These awards are accounted for as equity awards and are measured at the date of grant. For the years ended December 31, 2014, 2013 and 2012, the Company recorded $16.0 million, $13.4 million and $8.4 million in expense recognized relating to these awards, and other vesting awards granted in prior periods still subject to vesting. As of December 31, 2014, total unrecognized share-based compensation expense related to these Class A-2 profits interests that have not vested was $3.6 million and this amount is expected to be recognized over a weighted average period of 2.5 years.

          The fair value of the Class A-2 profits interests was estimated by the Company using an option pricing methodology based on expected volatility, risk-free rates and expected life. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Share-based Compensation (Continued)

average assumptions used by the Company in estimating the grant date fair values of the Class A-2 profits interests as of December 31, 2014, 2013 and 2012 are summarized below:

	As of December 31,
	2014	2013	2012
Expected life (in years)	0.5	0.5	1.5
Expected stock price volatility	25%	25%	30%
Expected dividend yield	—	—	—
Risk-free interest rate	0.12%	0.10%	0.20%

          Activity in the Class A-2 profits interests is as follows:

	# of Profits Interests	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding December 31, 2012	2,298,957	$6.40	0.70
Interests granted	2,223,814	$7.19	—
Interests repurchased	(88,319)	$6.57	—

Outstanding December 31, 2013	4,434,452	$6.82	3.40
Interests granted	1,992,556	$7.52	—
Interests repurchased	(358,001)	$6.51	—

Outstanding December 31, 2014	6,069,007	$7.05	2.54

          As indicated in Note 14, East MIP Class B Interests are subject to time based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an initial public offering. As of December 31, 2014 and 2013, respectively, a capital transaction was not probable, and therefore none of the East MIP Class B interests were vested and no compensation expense was recognized relating to these awards. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested East MIP Class B Interests as of the date of the transaction, with the fair value of the unvested East MIP Class B Interests recognized as a compensation expense ratably over the remaining vesting period.

          During the years ended December 31, 2013 and 2012, certain employees have been granted Class B interests. As discussed in Note 14, Class B interests vest only upon the occurrence of both time-based vesting over a four year period and the consummation of a qualifying capital transaction by the Company. No Class B interests were granted during the year ended December 31, 2014. As of December 31, 2014 and 2013, respectively, a capital transaction was not probable, and therefore none of the Class B interests were vested and no compensation expense was recognized relating to previously awarded Class B interests. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested Class B interests as of the date of the transaction, with the fair value of the unvested Class B interests recognized as compensation expense ratably over the remaining vesting period.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Regulatory Requirement

          As of December 31, 2014, two subsidiaries of the Company are subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of $1.0 million for each of the two broker-dealer subsidiaries. At December 31, 2014, the subsidiaries had net capital of approximately $59.8 million and $8.1 million, which was approximately $58.8 million and $7.1 million in excess of its required net capital of $1.0 million and $1.0 million, respectively. At December 31, 2013, the subsidiaries had net capital of approximately $49.7 million and $8.0 million, which was approximately $48.7 million and $7.0 million in excess of its required net capital of $1.0 million and $1.0 million, respectively.

          Pursuant to NYSE and NYSE MKT (formerly NYSE Amex) rules, the Company is also required to maintain $3.7 million and $4.7 million of capital in connection with the operation of the Company's DMM business as of December 31, 2014 and 2013, respectively. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk

          The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation ("FDIC") insures combined accounts up to $250,000.

Credit Risk

          Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

          The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

          Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk (Continued)

may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

          The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instruments

          The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

          Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

18. Geographic Information

          The Company operates its business in the U.S. and internationally, primarily in Europe and Asia. Significant transactions and balances between geographic regions occur primarily as a result of certain of our subsidiaries incurring operating expenses such as employee compensation, communications and data processing and other overhead costs, for the purpose of providing execution, clearing and other support services to affiliates. Charges for transactions between regions are designed to approximate full costs. Intra-region income and expenses and related balances have been eliminated in the geographic information presented below to accurately reflect the external business conducted in each geographical region. The revenues are attributed to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Geographic Information (Continued)

countries based on the locations of the subsidiaries. The following table presents total revenues by geographic area for the years ended December 31, 2014, 2013 and 2012:

	For the Years Ended, December 31,
	2014	2013	2012
Revenues:
United States	$509,105	$432,900	$452,282
Australia	86	87	44,240
Ireland	141,793	129,662	91,450
Singapore	72,069	98,917	25,908
United Kingdom	—	2,939	1,748

Total revenues	$723,053	$664,505	$615,628

19. Parent Company

Guarantees.

          The Company guarantees the indebtedness of its direct subsidiary under the senior secured credit facility (Note 8). The outstanding principal balance of the term loan under the senior secured credit facility totaled $502.7 million and $510.0 million at December 31, 2014 and 2013, respectively.

Transactions with Affiliates

          Dividends received from VFH for the three years ended December 31, 2014, 2013 and 2012 were $165.7 million, $429.1 million and $129.0 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Statements of Financial Condition

(In thousands, except interest data)	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$25,939	$22
Receivable from subsidiaries	12,865	22,021
Investments in subsidiaries, equity basis	768,423	748,986
Other assets	29	2,629

Total assets	$807,256	$773,658

Liabilities, redeemable interest and members' equity
Liabilities
Payable to subsidiaries	$291,444	$318,127
Accounts payable and accrued expenses and other liabilities	9,114	2,243

Total liabilities	$300,558	$320,370

Class A-1 redeemable interest	294,433	250,000
Members' equity
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at December 31, 2014 and 2013, respectively	19,648	19,648
Additional paid-in capital
Class A-2 — Authorized and Issued — 101,381,332 and 100,627,010 interests, Outstanding — 99,855,666 and 99,459,345 interests at December 31, 2014 and 2013, respectively	287,705	256,340
Accumulated deficit	(91,383)	(74,027)
Accumulated other comprehensive income (loss)	(3,705)	1,327

Total members' equity	$212,265	$203,288

Total liabilities, redeemable interest and members' equity	$807,256	$773,658

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Statements of Comprehensive Income
for the Years Ended December 31, 2014, 2013 and 2012

	For the Years Ended December 31,
(In thousands)	2014	2013	2012
Revenues:
Service fee revenue	$13,492	$2,089	$5,154
Expenses:
Operations and administrative	13,492	2,089	5,428

Total expenses	13,492	2,089	5,428

Income (loss) before equity in income of subsidiaries	—	—	(274)

Equity in income of subsidiaries, net of tax	190,057	182,203	87,834
Net Income	$190,057	$182,203	$87,560

Other Comprehensive Income, net of taxes:
Translation adjustment	(5,032)	1,382	548

Comprehensive income	$185,025	$183,585	$88,108

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Statements of Cash Flows
for the Years Ended December 31, 2014, 2013 and 2012

	For the Years Ended December 31,
(In thousands)	2014	2013	2012
Cash flows from operating activities
Net Income	$190,057	$182,203	$87,560
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(24,469)	244,854	41,198
Changes in operating assets and liabilities:	(14,056)	(6,529)	(2,926)

Net cash provided by operating activities	151,532	420,528	125,832
Cash flows from investing activities
Investments in subsidiaries, equity basis	15,953	13,441	8,726

Net cash provided by investing activities	15,953	13,441	8,726
Cash flows from financing activities
Proceeds from issuance of Class A-2 interests in connection with the Temasek transaction described in Note 13	3,048	—	—
Repurchase of Class A-2 interests in connection with the Temasek transaction described in Note 13	(3,048)	—	—
Repurchase of Class A-2 interests	(916)	(573)	(352)
Member distributions	(140,652)	(433,400)	(134,408)

Net cash used in financing activities	(141,568)	(433,973)	(134,760)
Net increase (decrease) in cash and cash equivalents	25,917	(4)	(202)
Cash and equivalents, beginning of period	22	26	228

Cash and equivalents, end of period	$25,939	$22	$26

Non-cash financing activities
Temasek transaction described in Note 13	—	—	—
Repurchase of Class A-2 interests	(6,000)	—	—

20. Subsequent Events

          The Company has evaluated subsequent events through February 19, 2015, the date the consolidated financial statements were issued. The Company did not note any subsequent events requiring disclosure to the consolidated financial statements except for the following. The Company made tax and profit distributions to its members in the amount of $48.8 million and $21.2 million, respectively, from January 1, 2015 to February 19, 2015. The Company has entered into a new office lease agreement with a commencement date of January 16, 2015 and a minimum commitment of $7.6 million that is included in the table in Note 12. As a result, the Company plans to vacate its current office space, which is under a non-cancellable lease agreement ending on February 28, 2019. The Company is in the process of determining the impact of the cease-use of the current premise but estimates that it could recognize a maximum loss of approximately $3.0 million from future lease payments and a write-off of leasehold improvements if it cannot successfully find a sub-lessee.

6,473,371 Shares

Virtu Financial, Inc.

Class A Common Stock

Goldman, Sachs & Co.